As filed with the Securities and Exchange Commission on March 15, 2006.

Registration No. 333-131541

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

Form S-4

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

EARTHLINK, INC.

(Exact name of registrant as specified in its charter)

Delaware	7370	58-2511877
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

EarthLink, Inc.
1375 Peachtree Street, NW
Atlanta, Georgia  30309
(404) 815-0770

(Address, including zip code, and telephone number,
 including area code, of registrant’s principal executive offices)

Charles G. Betty
President and Chief Executive Officer
EarthLink, Inc.
1375 Peachtree Street, NW
Atlanta, Georgia  30309
(404) 815-0770

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies of communications to:

David M. Carter Hunton & Williams LLP Bank of America Plaza, Suite 4100 600 Peachtree Street, NE Atlanta, Georgia 30308 (404) 888-4000	David N. Shine Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 (212) 859-8000	J. Howard Clowes DLA Piper Rudnick Gray Cary US LLP 153 Townsend Street Suite 800 San Francisco, California 94107 (415) 836-2510

Approximate date of commencement of proposed sale of the securities to the public:  As soon as practicable after this Registration Statement becomes effective and upon consummation of the merger described in the enclosed information statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.     ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

NEW EDGE HOLDING COMPANY

INFORMATION STATEMENT/PROSPECTUS

We are sending you this information statement/prospectus to describe the proposed merger between New Edge Holding Company (“New Edge”) and New Edge Merger Corporation, a Delaware corporation (“MergerCo”) organized at the direction of EarthLink, Inc., a Delaware corporation (“EarthLink”).  This information statement/prospectus constitutes a prospectus registering the shares of common stock of EarthLink to be received upon completion of the merger by current holders of common stock of New Edge.  Pursuant to the Agreement and Plan of Merger executed on December 12, 2005 by New Edge, MergerCo and EarthLink, in the merger, MergerCo will merge with and into New Edge, with New Edge continuing as the surviving corporation.  New Edge will continue to operate as an independent company under its current name, as a wholly-owned subsidiary of EarthLink.

This information statement/prospectus also serves as notice of action taken without a meeting, in accordance with Sections 228 and 242 of the Delaware General Corporation Law (the “DGCL”), as it relates to the approval of the merger agreement, the merger and each of the other transactions and documents contemplated thereby to which New Edge was or is a party, by the holders of a majority of the issued outstanding capital stock of New Edge by non-unanimous written consent, dated as of December 12, 2005.  A copy of the merger agreement is attached hereto as Appendix A.

Subject to the adjustments as described in this information statement/prospectus, pursuant to the merger, all issued and outstanding common stock of New Edge will be converted into the right to receive the per share merger consideration of an estimated $0.58 in cash and from 0.01757 to 0.02636 shares of EarthLink common stock, depending on the number of shares that are released from escrow.  The last reported sale price of EarthLink common stock as reported on The Nasdaq National Market on March 13, 2006 was $8.84 per share.  See “The Merger Agreement—Merger Consideration” beginning on page 51.

The record date for the determination of your status as a holder of shares of New Edge for purposes of receiving this information statement/prospectus was December 12, 2005.

On December 12, 2005, New Edge’s principal stockholders executed a written stockholder’s consent in lieu of meeting approving the merger.  As of December 12, 2005, those principal stockholders had an approximate 85% common stock interest and an approximate 85% voting interest in New Edge through ownership of approximately 85% of the issued and outstanding shares of common stock of New Edge.

Since New Edge’s principal stockholders control more than a majority of the outstanding votes required to approve the merger, no further vote is necessary to approve the merger.  WE ARE NOT ASKING YOU FOR A PROXY OR A WRITTEN CONSENT AND YOU ARE REQUESTED NOT TO SEND US A PROXY OR A WRITTEN CONSENT.  As we explain in this information statement/prospectus, however, completion of the merger is still subject to certain conditions, including receipt of certain regulatory approvals and other customary closing conditions.  Subject to the satisfaction of the conditions to closing the merger, we hope to complete the merger in the second quarter of 2006.  See “The Merger and Special Factors Related to the Merger—Regulatory Approvals Required for the Merger” and “The Merger Agreement—Conditions to the Consummation of the Merger.”

Pursuant to the merger agreement, EarthLink has agreed that it will use its best efforts to cause the common stock of EarthLink issuable in the merger to be approved for quotation on The Nasdaq National Market.

We are sending this information statement/prospectus to all holders of New Edge common stock.

If you have any questions or require additional copies of the information statement/prospectus and related materials, please contact John Hesse by mail at 3000 Columbia House Boulevard, Suite 106, Vancouver, Washington 98661, or by telephone at (360) 906-9806.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC” OR THE “COMMISSION”) OR ANY STATE SECURITIES REGULATOR, NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This information statement/prospectus is dated March 15, 2006, and was first mailed to stockholders of New Edge on or about March 15, 2006.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN AS CONTAINED IN THIS INFORMATION STATEMENT/ PROSPECTUS, IN CONNECTION WITH THE MERGER AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY NEW EDGE OR EARTHLINK.  EARTHLINK MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE COMMISSION IS EFFECTIVE.  THIS INFORMATION STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES TO WHICH IT RELATES IN ANY JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION.  THE INFORMATION IN THIS INFORMATION STATEMENT/PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED.  NEITHER THE DELIVERY OF THIS INFORMATION STATEMENT/PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF NEW EDGE OR EARTHLINK SINCE THE DATE HEREOF.

AVAILABLE INFORMATION

The accompanying information statement/prospectus incorporates important business and financial information about EarthLink from other documents that are not included in, or delivered with, the information statement/prospectus.  This information is available to you without charge upon request.  You can obtain the documents incorporated by reference in the accompanying information statement/prospectus by requesting them in writing or by telephone from EarthLink at the following address and telephone number:

EarthLink, Inc.
Attn:  Corporate Secretary
1375 Peachtree Street, NW
Atlanta, Georgia 30309
(404) 815-0770

You may also obtain the documents incorporated by reference in the accompanying information statement/prospectus from the SEC through its website.  The address of the SEC website is www.sec.gov.  See “Where You Can Find More Information” on page 92.

This information statement/prospectus also constitutes a prospectus of EarthLink filed as part of a registration statement on Form S-4 under the Securities Act of 1933, as amended (the “Securities Act”).  This information statement/prospectus omits certain information contained in the registration statement and the exhibits thereto.  Reference is made to the registration statement on Form S-4 and related exhibits for further information with respect to EarthLink and the issuance of its common shares.  Statements contained herein concerning the contents of any document referred to herein are qualified by reference to the copy of such document filed as an exhibit to the registration statement or otherwise filed with the SEC.

ii

TABLE OF CONTENTS

AVAILABLE INFORMATION
SUMMARY
Approval of the Merger
Information about the Parties to the Merger
The Merger
What New Edge Stockholders Will Receive in the Merger
No Fractional Shares
Appraisal Rights
Treatment of New Edge Warrants
Treatment of New Edge Stock Options
Interests of New Edge’s Executive Officers and Directors in the Merger
Conditions to the Consummation of the Merger
Termination of the Merger Agreement
Effect of Termination
Fees and Expenses
Accounting Treatment
Regulatory Approvals Required for the Merger
Material United States Federal Income Tax Consequences
RISK FACTORS
General Risks Relating to the Proposed Merger
Risks Related to EarthLink’s Business and the Combined Company
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF EARTHLINK
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF NEW EDGE
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION OF EARTHLINK AND NEW EDGE
COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE INFORMATION
MARKET PRICE INFORMATION
APPROVAL OF THE MERGER
Recommendation of the Board of Directors of New Edge
Approval by the Principal Stockholders of New Edge
QUOTATION ON THE NASDAQ NATIONAL MARKET SYSTEM
THE MERGER AND SPECIAL FACTORS RELATED TO THE MERGER
Structure
Background of the Merger
New Edge’s Reasons for the Merger; Recommendation of New Edge’s Board of Directors
Approval by the Principal Stockholders of New Edge
EarthLink’s Reasons for the Merger
Completion of the Merger
Material United States Federal Income Tax Consequences of the Merger
Management and Operations of EarthLink and New Edge Following the Merger
Interests of Certain Persons in the Merger
Accounting Treatment

iii

Regulatory Approvals Required for the Merger
Stock Exchange Listing
Appraisal Rights
Treatment of New Edge Warrants
Treatment of New Edge Stock Options
THE MERGER AGREEMENT
Merger Consideration
Effective Time of the Merger
Procedures for Exchange
Fractional Shares
Representations and Warranties
Conduct of New Edge’s Business Pending the Merger
Other Agreements
Conditions to the Consummation of the Merger
Employee Benefit Plans
Retention Awards
New Edge’s Option Plan
Termination of the Merger Agreement
Effect of Termination
Amendment, Extension and Waiver
Fees and Expenses
Charter Documents of New Edge Following the Merger
NEW EDGE AFFILIATE LETTERS
INFORMATION ABOUT EARTHLINK
INFORMATION ABOUT NEW EDGE
Overview
Products and Services
Marketing and Distribution
Competition
Government Regulation
Proprietary Rights and Licenses
Employees
Legal Proceedings
NEW EDGE MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Safe Harbor Statement
Overview
Significant Customers
Regulatory Developments
Key Operating Metrics
Results of Operations
Liquidity and Capital Resources
Related Party Transactions
Critical Accounting Policies and Estimates
Recently Issued Accounting Pronouncements

iv

Quantitative and Qualitative Disclosures About Market Risk
COMPARATIVE RIGHTS OF EARTHLINK STOCKHOLDERS AND NEW EDGE STOCKHOLDERS
PRINCIPAL STOCKHOLDERS OF NEW EDGE
LEGAL MATTERS
EXPERTS
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO NEW EDGE’S CONSOLIDATED FINANCIAL STATEMENTS

APPENDIX A AGREEMENT AND PLAN OF MERGER
APPENDIX B SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

v

SUMMARY

This summary highlights selected information included in this document and does not contain all of the information that may be important to you.  You should read this entire document carefully, including its appendices and the other documents to which we refer you.  In addition, we incorporate by reference important business and financial information about EarthLink into this document.  For a description of this information, see “Incorporation of Certain Documents by Reference” beginning on page 90.  You may obtain the information incorporated by reference into this document without charge by following the instructions in the section titled “Where You Can Find More Information” on page 92.  Each item in this summary includes a page reference directing you to a more complete description of that item.

This document, including information included or incorporated by reference in this document, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and various provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  These forward-looking statements include, but are not limited to, statements about (i) the financial condition, results of operations and business of EarthLink and New Edge; (ii) the benefits of the merger between EarthLink and New Edge, including increased market presence, cost savings and accretion to reported earnings that may be realized from the merger; and (iii) EarthLink’s and New Edge’s plans, objectives, expectations and intentions and other statements contained in this filing that are not historical facts.  In addition, these forward-looking statements include, but are not limited to, statements about (i) EarthLink’s potential inability to successfully enhance existing or develop new products and services in a cost-effective manner to meet customer demand in the rapidly evolving market for Internet, wireless and IP-based communications services, including new products and services offered in connection with EarthLink’s voice and municipal broadband network initiatives; (ii) the possibility that EarthLink may not realize the benefits it is seeking from its investments in the HELIO joint venture or its other investment activities, as a result of lower than predicted revenues or subscriber levels of the companies in which EarthLink invests, larger funding requirements for those companies or otherwise; (iii) the potential for EarthLink’s service offerings to fail to be competitive with existing and new competitors; (iv) the possibility that competitive product, price or marketing pressures could cause EarthLink to lose existing customers to competitors, or may cause EarthLink to reduce prices for its services which would adversely impact average revenue per user; (v) the possibility that EarthLink may experience significant fluctuations in its operating results and rate of growth and may not be profitable in the future; (vi) the possibility that EarthLink may not be successful in making and integrating acquisitions and investments into its business, which would result in operating difficulties; (vii) the potential that the continued decline of EarthLink’s narrowband revenues may adversely affect it; (viii) EarthLink’s potential inability to successfully execute its broadband strategy which would materially and adversely affect its subscriber growth rates, future overall revenues and profitability; (ix) the possibility that EarthLink may be unable to maintain or increase its customer levels if integrated local exchange carriers and cable companies do not provide last mile broadband access to EarthLink on a wholesale basis or on terms or at prices that allow it to grow and be profitable in the broadband market, especially as a result of the U.S. Supreme Court ruling and Federal Communications Commission (“FCC”) order concerning wholesale broadband access; (x) the possibility that EarthLink’s commercial and alliance arrangements, including marketing arrangements with Sprint Nextel Corporation (“Sprint”) and Dell, Inc. (“Dell”), may be terminated or may not be as beneficial to EarthLink as it anticipates;  (xi) the possibility that the market for voice over Internet protocol services may not develop as anticipated; (xii) the possibility that EarthLink may not generate the returns anticipated on its investments to construct and deploy municipal wireless broadband networks; (xiii) the potential that EarthLink’s third-party network providers may be unable or unwilling to provide Internet, wireline and wireless telecommunications access; (xiv) the possibility that the dependence on a limited number of third parties to provide equipment and services may adversely impact EarthLink’s ability to procure equipment and services; (xv) the potential that EarthLink’s third-party providers for technical and customer support and billing services may be unable to provide these services on an economical basis or at all; (xvi) service interruptions or impediments that could harm EarthLink’s business; (xvii) that business failures and mergers in the telecommunications industry may inhibit EarthLink’s ability to manage its costs; (xviii) government regulations that could force EarthLink to change its business practices;  (xix) EarthLink’s potential inability to protect its proprietary technologies or successfully defend infringement claims and that it may be required to enter licensing arrangements on unfavorable terms; (xx) the possibility that EarthLink may be accused of infringing upon the intellectual property rights of third parties, which is costly to defend and that could limit its ability to use certain technologies in the future; (xxi) the possibility that EarthLink could face substantial liabilities if it is unable to successfully defend against legal actions; (xxii) the potential inability of EarthLink to continually develop effective business systems, processes and personnel to support its business; (xxiii) the potential inability of EarthLink to hire and retain qualified personnel, including its key executive officers; (xxiv) the past volatility of EarthLink’s stock price and the potential that it may continue to be volatile; (xxv) provisions in EarthLink’s certificate of incorporation, bylaws and shareholder rights plan that could limit its share price and delay a change of management;  (xxvi) other unforeseen difficulties that may occur; and (xxvii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning.  These forward-looking statements are based on current beliefs and expectations of EarthLink and New Edge and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond EarthLink’s and New Edge’s control.  In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.  Factors that could cause actual results to differ materially from those expressed in such forward-looking statements are discussed in the “Risk Factors” section beginning on page 7.  Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such statements.  New Edge stockholders are cautioned not to place undue reliance on such statements, which speak only as of the date of this information statement/prospectus or the date of any document incorporated by reference.

Approval of the Merger

The board of directors of New Edge, after careful consideration and based upon its determination that the merger is in the best interests of New Edge and its stockholders, unanimously approved the merger at a special meeting of the board on December 11, 2005.  On December 12, 2005, New Edge’s principal stockholders executed a written stockholder’s consent in lieu of meeting to approve the merger.  Since these principal stockholders control more than a majority of the outstanding votes of New Edge required to approve the merger, no further vote is necessary to approve the merger.  See “Approval of the Merger,” “The Merger and Special Factors Related to the Merger—Background of the Merger,” “—New Edge’s Reasons for the Merger; Recommendation of New Edge’s Board of Directors” and “—Approval by the Principal Stockholders of New Edge” beginning on page 39.

Information about the Parties to the Merger

EarthLink

EarthLink, Inc.
1375 Peachtree Street, NW
Atlanta, Georgia 30309
(404) 815-0770

EarthLink is an Internet service provider (“ISP”), providing nationwide Internet access and related value-added services to individual and business customers.  EarthLink’s primary service offerings are narrowband and broadband Internet access services, web hosting services, and advertising and related marketing services.  EarthLink provides its broad range of services to more than five million paying customers through a nationwide network of dial-up points of presence and a nationwide broadband footprint.  EarthLink has grown its customer base organically through traditional marketing channels such as direct marketing; media advertising; alliances with strategic partners and original equipment manufacturers; retail outlets; and word of mouth and referral marketing.  EarthLink has also grown its customer base through acquisitions of businesses and subscriber bases.

EarthLink’s common stock is quoted on The Nasdaq National Market under the symbol “ELNK.”

EarthLink had revenues of approximately $1.4 billion and net income of approximately $111.0 million for the year ended December 31, 2004 and revenues of approximately $977.4 million and net income of approximately $113.6 million for the nine months ended September 30, 2005.

EarthLink maintains a site on the Internet at www.earthlink.net; however, information found on EarthLink’s website is not part of this information statement/prospectus.  See “Information about EarthLink” beginning on page 61.

New Edge

New Edge Holding Company
3000 Columbia House Boulevard
Suite 106
Vancouver, Washington 98661
(360) 693-9009

New Edge Holding Company, along with its subsidiaries, is a single-source national provider of secure multi-site managed data networks and dedicated Internet access for businesses and communications carriers.  New Edge seamlessly integrates a wide variety of last-mile broadband access services available through multiple carriers, technologies, and geographic regions throughout North America.  Its customers include telecommunications carriers, small to mid-size businesses, large corporations and their telecommuters anywhere.  New Edge owns a nationwide multi-services network with more than 850 carrier-class switches and Internet routers.  It has a large coverage footprint with a strong presence in small and mid-size markets.

Founded in 1999 and incorporated in Delaware, New Edge had revenues of $115.1 million and a net loss of $(27.1) million for the year ended December 31, 2004, and revenues of $95.5 million and a net loss of $(9.4) million for the nine months ended September 30, 2005.

New Edge maintains a site on the Internet at www.newedgenetworks.com; however, information found on New Edge’s website is not part of this information statement/prospectus.  See “Information About New Edge” beginning on page 62.

New Edge Merger Corporation

New Edge Merger Corporation
c/o EarthLink, Inc.
1375 Peachtree Street, NW
Atlanta, Georgia  30309
(404) 815-0770

MergerCo is a wholly-owned subsidiary of EarthLink and was incorporated on December 12, 2005, in the State of Delaware.  MergerCo has not engaged in any operations and was formed solely for the purpose of engaging in the transactions contemplated by the merger agreement.  MergerCo will merge with and into New Edge in the merger.

The Merger

The merger agreement is attached to this document as Appendix A.  You should read this agreement carefully, as it is the legal document that governs the merger of a wholly-owned subsidiary of EarthLink with and into New Edge, with the surviving corporation being New Edge as a wholly-owned subsidiary of EarthLink.  See “The Merger and Special Factors Related to the Merger” beginning on page 39.

The representations and warranties of New Edge contained in the merger agreement are qualified by information in confidential disclosure schedules delivered by New Edge to EarthLink in connection with signing the merger agreement, which modify and create exceptions to the representations and warranties in the merger agreement.  The representations and warranties of EarthLink and New Edge contained in the merger agreement speak only as of December 12, 2005, the date on which the merger agreement was executed.  Therefore, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement.  These representations and warranties are also intended to allocate risk between the parties.  Accordingly, the representations and warranties contained in the merger agreement should not be taken as assertions of facts by either EarthLink or New Edge and should not be relied upon by you.  Such information can be found elsewhere in this information statement/prospectus and in the public filings EarthLink makes with the SEC, which are available without charge at www.sec.gov.

What New Edge Stockholders Will Receive in the Merger

Holders of New Edge common stock at the effective time of the merger will be entitled to receive cash and shares of EarthLink common stock.

•

Cash component. The exact amount of cash a New Edge stockholder will receive following the closing depends on the amount of New Edge indebtedness and transaction expenses as of the closing date as well as the ultimate settlement of the tax liability reserve. At December 31, 2005, New Edge had $44.2 million of indebtedness and an estimated $4.5 million in transaction expenses. Based on these amounts, at closing New Edge stockholders would receive $0.58 in cash for each share of New Edge common stock. The amount of cash payable to New Edge stockholders could decrease as a result of an increase in New Edge indebtedness and/or transaction expenses. For example, if New Edge’s indebtedness and transaction expenses were to increase by 3% or 5% prior to closing, New Edge stockholders would receive $0.56 or $0.55, respectively, in cash for each share of New Edge common stock.  The merger agreement does not provide for a minimum amount of cash to be paid to New Edge stockholders in the merger.

•

Stock component. Following the closing, New Edge stockholders will receive at least 0.01757 shares of EarthLink common stock for each share of New Edge common stock.  Fifteen months following the closing, the stockholder could receive up to an additional 0.00879 shares of EarthLink common stock for each share of New Edge common stock if all the escrow shares remain in the escrow account on the fifteen month anniversary of the closing. The escrow account consists of 869,565 shares of EarthLink common stock that will be used to cover liabilities that EarthLink may incur from (i) New Edge breaches of representations, warranties and covenants under the merger agreement and (ii) tax liabilities in excess of the $9,200,000 tax liability reserve. The exact number of shares to be released on the fifteen month anniversary of the closing will vary depending on the number of shares released from the escrow account to indemnify EarthLink for losses. It is possible that EarthLink’s indemnifiable losses will exceed the amount held in escrow and no additional shares will be released on the fifteen month anniversary.

The specific dollar value of the EarthLink common stock that New Edge stockholders will receive upon completion of the merger will depend on the market value of EarthLink common stock at that time. The last reported sale price of EarthLink common stock as reported on The Nasdaq National Market on March 13, 2006 was $8.84 per share. See “The Merger Agreement—Merger Consideration” beginning on page 51.

Shares of New Edge common stock held by New Edge stockholders who have perfected appraisal rights will not be exchanged for the merger consideration at the effective time of the merger.

No Fractional Shares

No fractional shares of EarthLink stock will be issued in the merger.  Instead of fractional shares, New Edge stockholders will receive a cash payment, without interest, rounded up to the nearest whole cent, determined by multiplying the fractional share interest to which the stockholder would otherwise be entitled by the average closing sale price for a share of EarthLink common stock as reported on The Nasdaq National Market for the ten trading days ending two days prior to the effective time of the merger.  See “The Merger Agreement—Fractional Shares” on page 53.

Appraisal Rights

Holders of shares of New Edge common stock are entitled to appraisal rights under Section 262 of the General Corporation Law of the State of Delaware, provided that they comply with the conditions established by such section.  See “The Merger and Special Factors Related to the Merger—Appraisal Rights” beginning on page 48.

A copy of Section 262 of the Delaware General Corporation Law is also included as Appendix B to this document.

Treatment of New Edge Warrants

New Edge will cooperate in good faith to seek the receipt of consents from its warrant holders to terminate any outstanding warrants.  Any warrants that are not terminated will be assumed by New Edge as the surviving corporation after the merger.  See “The Merger and Special Factors Related to the Merger—Treatment of New Edge Warrants” on page 51.

Treatment of New Edge Stock Options

Each outstanding vested, “in-the-money” option to purchase shares of New Edge common stock will be exercised and the holder will receive the difference between the total per share merger consideration and the exercise price for each option.  All outstanding unvested options and “out-of-the-money” options (i.e. all outstanding options with a per share exercise price other than $0.46 or $0.2795) will be cancelled prior to the effective time of the merger, pursuant to the terms of the New Edge Holding Company 2001 Common Stock Option Plan.  No option granted under any New Edge stock option plans will continue after the effective time or be assumed or continued by EarthLink or the surviving corporation.  See “The Merger and Special Factors Related to the Merger—Treatment of New Edge Stock Options” on page 51.

Interests of New Edge’s Executive Officers and Directors in the Merger

In addition to their interests as stockholders, some of the directors and officers of New Edge have interests in the merger that are different from, or in addition to, your interests.  Certain of New Edge’s officers and directors will receive retention payments, equity awards and new employment agreements in connection with the merger.  Additionally, New Edge officers and directors will receive indemnification and liability insurance benefits from EarthLink.  In addition, New Edge directors and officers are holders of New Edge stock and options.  In connection with the merger, these directors and officers will receive a portion of the merger consideration for their shares of New Edge common stock and may receive compensation for the exercise of their New Edge stock options.  See “The Merger and Special Factors Related to the Merger—Interests of Certain Persons in the Merger” beginning on page 46.

Conditions to the Consummation of the Merger

The respective obligations of EarthLink and New Edge to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of various conditions that include, in addition to other customary closing conditions, the following:

•                  all regulatory approvals shall have been obtained and all governmental filings shall have been made;

•                  the SEC shall have declared the registration statement on Form S-4, of which this document is a part, effective under the Securities Act, no stop order suspending the effectiveness of the registration agreement shall be in effect, no proceedings for such purpose shall be pending or threatened by the SEC and all state securities approvals or permits shall have been received;

•                  no temporary restraining order, permanent or preliminary injunction or other order shall be in effect that restricts, prevents or prohibits the consummation of the merger or the transactions contemplated by the merger agreement;

•                  the duly executed certificate of merger and escrow agreement shall have been delivered;

•                  holders of no more than 5% of the outstanding shares of New Edge’s capital stock shall have delivered a notice of intent to exercise their appraisal rights under Section 262 of the DGCL;

•                  all indebtedness under specified credit agreements shall have been terminated;

•                  New Edge’s rights agreement shall have been terminated;

•                  the representations and warranties of the other party set forth in the merger agreement must be true and correct in all material respects with respect to EarthLink, and in all respects with respect to New Edge if not qualified by materiality or material adverse effect; and

•                  the other party to the merger agreement must have performed in all material respects all of its agreements and covenants required by the merger agreement.

EarthLink and New Edge cannot be certain when, or if, the conditions to the merger will be satisfied or waived or whether or not the merger will be completed.  See “The Merger Agreement—Conditions to the Consummation of the Merger” beginning on page 58.

Termination of the Merger Agreement

EarthLink and New Edge can mutually agree to terminate the merger agreement without completing the merger.  In addition, EarthLink and New Edge can each terminate the merger agreement under certain circumstances as set forth in the merger agreement and summarized herein.  See “The Merger Agreement—Termination of the Merger Agreement” on page 60.

Effect of Termination

If the merger agreement is terminated, it shall become void and of no effect with no liability on the part of any party or its respective directors, officers or stockholders, except that the agreements relating to publicity, confidentiality and fees and expenses shall survive the termination of the merger agreement, and neither party shall be relieved from liability for any breach of the merger agreement or the confidentiality agreement.  See “The Merger Agreement—Effect of Termination” on page 60.

Fees and Expenses

Whether or not the merger is consummated, all costs and expenses incurred in connection with the merger, the merger agreement and the transactions contemplated by the merger agreement shall be paid by the party incurring such expenses.  However, certain New Edge fees and expenses will reduce the aggregate amount of cash consideration available in the merger.  All filing fees in connection with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or the HSR Act, or obtaining approvals or consents from governmental entities shall be paid by EarthLink.  See “The Merger Agreement—Fees and Expenses” on page 60.

Accounting Treatment

EarthLink will account for the merger under the purchase method of accounting for business combinations.  See “The Merger and Special Factors Related to the Merger—Accounting Treatment” on page 48.

Regulatory Approvals Required for the Merger

In order to consummate the merger, the FCC must approve the transfer of control of New Edge to EarthLink.  New Edge and EarthLink have completed filing joint applications seeking these approvals.  The FCC considers whether EarthLink is qualified to control New Edge’s FCC licenses and authorizations and whether the public interest, convenience and necessity will be served by the transfer of control to EarthLink.  New Edge and EarthLink believe that the joint applications demonstrate compliance with these standards.  The last of these applications that are material to the transaction was placed on public notice by the FCC on January 4, 2006, and approved for grant by the FCC on February 23, 2006, which approval became final on February 23, 2006.  See “The Merger and Special Factors Related to the Merger—Regulatory Approvals Required for the Merger” on page 48.

EarthLink and New Edge are required to seek such approvals from and make such filings and reports with any state public service or public utilities commission (“PUCs”) that are necessary or required.  The approval of any such state PUC is a condition to the closing of the merger.  See “The Merger and Special Factors Related to the Merger—Regulatory Approvals Required for the Merger” on page 48.

The consummation of the merger is subject to New Edge and EarthLink obtaining the requisite approvals from the Antitrust Division of the United States Department of Justice and the Federal Trade Commission under the HSR Act, which were obtained on January 4, 2006.  See “The Merger and Special Factors Related to the Merger—Regulatory Approvals Required for the Merger” beginning on page 48.

Material United States Federal Income Tax Consequences

The exchange of your New Edge common stock for cash and EarthLink common stock will be a taxable transaction for United States federal income tax purposes.  See “The Merger and Special Factors Related to the Merger—Material United States Federal Income Tax Consequences of the Merger” beginning on page 44.

Tax matters can be complicated, and the tax consequences of the merger to you will depend on your own situation.  You should consult your own tax advisor to fully understand the tax consequences of the merger to you.

RISK FACTORS

We urge you to consider all of the information we have included in this document and its appendices and all of the information included in the documents incorporated by reference.  See “Where You Can Find More Information” on page 92 of this information statement/prospectus.

In addition, we urge you to pay particular attention to the following risks related to the merger and risks related to EarthLink’s business and the business of the combined company following the merger.

General Risks Relating to the Proposed Merger

While EarthLink’s share price varies according to market factors, the stock exchange ratio is fixed and no adjustment to the stock exchange ratio will be made as a result of fluctuations in the market price of EarthLink’s common stock.

EarthLink’s share price has been volatile in the past and may continue to be volatile in the future.  During the 12-month period ended September 30, 2005, the price of EarthLink common stock ranged from $8.11 to $11.99.  Upon completion of the merger, each share of New Edge common stock will be converted into the right to an estimated $0.58 in cash and from 0.01757 to 0.02636 shares of EarthLink common stock, depending on the number of shares that are released from escrow.  The last reported sale price of EarthLink common stock as reported on The Nasdaq National Market on March 13, 2006 was $8.84 per share.  The stock exchange ratio will not change even if the market price of the EarthLink common stock fluctuates.  In addition, neither party may withdraw from the merger solely because of changes in the market price of EarthLink common stock.  The specific dollar value of EarthLink common stock that New Edge stockholders will receive upon completion of the merger will depend on the market value of EarthLink common stock at that time.  New Edge stockholders will not know the exact value of EarthLink common stock to be issued pursuant to the merger until the completion of the merger.

EarthLink may be unable to successfully integrate New Edge’s operations, which could have a material adverse effect on EarthLink’s business, financial condition and operating results.

The merger involves the integration of two companies that previously operated independently.  Although the businesses of the two companies are complementary, the integration of the departments, systems, business units, operating procedures and information technologies of New Edge into EarthLink will present a significant challenge to management.  EarthLink may not be able to integrate and manage these operations effectively or maintain or improve the historical financial performances of EarthLink and New Edge.  The failure to successfully integrate these systems and procedures could have a material adverse effect on the results of operations and financial condition of the combined company.

The difficulties of combining the companies’ operations include:

•                  the necessity of coordinating geographically separated organizations;

•                  integrating personnel with diverse business backgrounds;

•                  integrating New Edge’s technology and products;

•                  combining different corporate cultures;

•                  retaining key employees;

•                  retaining existing customers of each company;

•                  maintaining product development schedules;

•                  creating uniform standards, controls, procedures, policies and information systems;

•                  management distraction from the business of the combined company;

•                  integrating sales and business development operations; and

•                  preserving important supplier and distribution relationships.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of the combined company’s businesses and the loss of key personnel.  The integration of the two companies will require the experience and expertise of certain New Edge and EarthLink employees.  EarthLink may not be successful in retaining these employees for the time period necessary to successfully integrate New Edge’s operations with those of EarthLink.  EarthLink may need to reassign key employees to manage New Edge’s operations, which could have a negative impact on EarthLink’s operations.  The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and the integration of the two companies’ operations could have a material adverse effect on the business and results of operations of the combined company.

EarthLink may be unable to realize the expected cost savings and other synergies from the merger.

Even if EarthLink is able to integrate the operations of New Edge successfully, the integration may not result in the realization of the full benefits of the cost savings, synergies or revenue enhancements that EarthLink expects to result from this integration or that these benefits will be achieved within the timeframe that EarthLink expects.  The cost savings and other synergies from the merger may be offset by costs incurred in integrating New Edge’s operations, as well as by increases in other expenses, by operating losses or by problems with EarthLink’s or New Edge’s businesses unrelated to the merger.

The market price of the shares of EarthLink common stock may be affected by factors different from those affecting the shares of New Edge common stock.

Upon completion of the merger, holders of New Edge common stock will become holders of EarthLink common stock.  Some of EarthLink’s current businesses and markets differ from those of New Edge and, accordingly, the results of operations of EarthLink after the merger may be affected by factors different from those currently affecting the results of operations of New Edge.  For a discussion of EarthLink’s business and factors to consider in connection with its operations, see the documents incorporated by reference into this document and referred to under “Where You Can Find More Information” on page 92.

The market price of EarthLink’s common stock may decline as a result of the merger.

The market price of EarthLink’s common stock may decline as a result of the merger for a number of reasons, including:

•                  the integration of New Edge by EarthLink may be unsuccessful;

•                  EarthLink may not achieve the perceived benefits of the merger as rapidly as, or to the extent, anticipated by financial or industry analysts;

•                  the effect of the merger on EarthLink’s financial results may not be consistent with the expectations of financial or industry analysts; or

•                  New Edge could continue to generate operating losses, which could negatively impact the combined company’s results of operations following the merger.

These factors are, to some extent, beyond EarthLink’s control.  In addition, for New Edge stockholders who hold their shares in certificated form, there will be a time period between the effective time of the merger and the time when New Edge stockholders actually receive stock certificates evidencing EarthLink common stock.  Until stock certificates are received, New Edge stockholders will not be able to sell their shares of EarthLink common stock in the open market and, thus, will not be able to avoid losses resulting from any decline in the market price of EarthLink common stock during this period.

New Edge’s officers and directors have conflicts of interest that may influence them to support or approve the merger.

Certain directors and officers of New Edge will receive retention payments made up of stock options, restricted stock units (“RSUs”) and cash and will enter into new employment agreements that become effective upon consummation of the merger.  These payments and employment agreements provide them with interests in the merger that are different from, or in addition to, those of New Edge’s stockholders.  In addition, all directors and officers of New Edge will receive indemnification and liability insurance benefits from EarthLink as a result of the merger.  The directors and officers of New Edge will also receive the per share merger consideration for their shares of New Edge common stock, and some may receive compensation for the exercise of their New Edge stock options upon consummation of the merger.

It is possible that these directors and officers are more likely to support and recommend the adoption of the merger agreement and the approval of the transactions contemplated thereby than if they did not hold these interests.

Uncertainty regarding the merger may cause customers and suppliers to delay or defer decisions concerning New Edge.

The merger will happen only if stated conditions are met, including regulatory approval of the transactions contemplated in the merger agreement.  Many of the conditions are outside the control of New Edge, and both EarthLink and New Edge also have rights to terminate the merger agreement.  Accordingly, there may be uncertainty regarding the completion of the merger.  This uncertainty may cause customers and suppliers to delay or defer decisions concerning New Edge, which could negatively affect its business.  Customers and suppliers may also seek to change existing agreements with New Edge as a result of the merger.  Customers and suppliers who dealt with New Edge in the past may not choose to continue to do business with the combined company.  Any delay or deferral of those decisions or changes in existing agreements could have a material adverse effect on the business of New Edge, regardless of whether the merger is ultimately completed.  Moreover, diversion of management focus and resources from the day-to-day operation of the business to matters relating to the merger could have a material adverse effect on each company’s business, regardless of whether the merger is completed.

Failure to retain key employees could diminish the anticipated benefits of the merger.

The success of the merger will depend in part on the retention of personnel critical to the business and operations of the combined company due to, for example, their technical skills or management expertise.  Employees may experience uncertainty about their future role with New Edge and EarthLink until strategies with regard to these employees are announced or executed.  If New Edge and EarthLink are unable to retain personnel that are critical to the successful integration and future operations of the combined company, the combined company could face disruptions in its operations; loss of existing customers; loss of key information, expertise or know-how; and unanticipated additional recruitment and training costs.  In addition, the loss of key personnel could diminish the anticipated benefits of the merger.

As a result of the merger, the combined company will be a larger and more geographically diverse organization, and if the combined company’s management is unable to manage the combined organization efficiently, its operating results will suffer.

Following the merger, the combined company will have approximately 2,100 full-time employees.  As a result, the combined company will face challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs.  The inability to manage successfully the geographically more diverse and substantially larger combined organization could have a material adverse effect on the operating results of the combined company after the merger and, as a result, on the market price of EarthLink’s common stock.

EarthLink expects to incur significant costs associated with the merger which could adversely affect future liquidity and operating results.

EarthLink estimates that it will incur transaction costs of approximately $3.4 million associated with the merger, which will be included as a part of the total purchase price for accounting purposes.  These amounts are estimates and could increase.  In addition, EarthLink believes that the combined entity may incur charges to operations, in amounts that are not currently reasonably estimable, in periods after the merger is completed, to reflect costs associated with integrating the two companies.  The costs associated with the merger could adversely affect the future liquidity and operating results of the combined company.

The merger may proceed in certain circumstances even if EarthLink or New Edge suffers a material adverse change.

Even if a material adverse effect occurs with regard to a party, the other party may still choose to complete the merger.  If adverse changes occur but EarthLink and New Edge still complete the merger, EarthLink’s stock price may suffer.  This in turn may reduce the value of the merger to New Edge stockholders and may negatively impact the market price of EarthLink’s common stock in the future.

The rights of holders of New Edge common stock will change as a result of the merger.

After the merger, New Edge stockholders’ rights as stockholders of EarthLink will be governed by EarthLink’s second restated certificate of incorporation and amended and restated bylaws, which are different from New Edge’s amended and restated certificate of incorporation and bylaws.  As a result of these differences, New Edge stockholders will have less control over corporate actions to be taken by EarthLink than they would have had over corporate actions to be taken by New Edge.  For more information, see “Comparative Rights of EarthLink Stockholders and New Edge Stockholders,” beginning on page 78.

Former New Edge stockholders will have limited ability to influence EarthLink’s actions and decisions following the merger.

Immediately following the merger, former New Edge stockholders will hold approximately 1.3% of the outstanding shares of EarthLink common stock, with an opportunity to hold up to approximately 1.9% of the outstanding shares of EarthLink common stock when the escrow is released based on EarthLink’s currently outstanding shares.  As a result, former New Edge stockholders will have only limited ability to influence EarthLink’s business.  Former New Edge stockholders will not have separate approval rights with respect to any actions or decisions of EarthLink or have separate representation on EarthLink’s board of directors.

Risks Related to EarthLink’s Business and the Combined Company

The pro forma financial data included in this information statement/prospectus is preliminary and the combined company’s actual financial position and results of operations may differ significantly and adversely from the pro forma amounts included in this information statement/prospectus.

Because of the proximity of this information statement/prospectus to the date of the announcement of the proposed merger, the process of valuing New Edge’s tangible and intangible assets and liabilities, as well as evaluating New Edge’s accounting policies for consistency with EarthLink’s accounting policies, is still in the very preliminary stages.  Material revisions to current estimates could be necessary as the valuation process and accounting policy review are finalized.

The unaudited pro forma condensed combined financial information contained in this information statement/prospectus is not necessarily indicative of the results that actually would have been achieved had the proposed merger been completed at the beginning of the period indicated or that may be achieved in the future.  EarthLink provides no assurances as to how the operations and assets of both companies would have been run if they had been combined during the period indicated, or how they will be run in the future, which, together with other factors, could have a significant adverse effect on the results of operations and financial position of the combined company.

The combined company may not successfully enhance existing or develop new products and services in a cost-effective manner to meet customer demand in the rapidly evolving market for Internet, wireless and wireline communications services, including new products and services offered in connection with its voice and municipal broadband network initiatives.

The market for Internet and telecommunications services is characterized by rapidly changing technology, evolving industry standards, changes in customer needs and frequent new service and product introductions.  EarthLink is currently focused on utilizing voice over Internet protocol (“VoIP”) technologies to deliver voice services; developing security tools to enhance customers’ Internet experiences; and utilizing technologies to deploy wireless networks to deliver broadband services, among others.  The combined company’s future success will depend, in part, on its ability to use leading technologies effectively, to continue to develop its technical expertise, to enhance EarthLink’s and New Edge’s existing services and to develop new services that meet changing customer needs on a timely and cost-effective basis.  The combined company may not be able to adapt quickly enough to changing technology, customer requirements and industry standards.  If the combined company fails to use new technologies effectively, to develop its technical expertise and new services, or to enhance existing services on a timely basis, either internally or through arrangements with third parties, the combined company’s product and service offerings may fail to meet customer needs which would adversely affect its revenues and prospects for growth.

EarthLink has expended and will continue to expend significant resources enhancing its existing services and developing, acquiring, implementing and launching new services, such as VoIP services and wireless broadband services. EarthLink’s management believes wireless and IP-based voice services and wireless broadband services represent significant growth opportunities and may require significant investment.  These investments would be in the form of initial product development and infrastructure costs in addition to the sales and marketing costs to add customers who generate recurring revenues.  The operating models for these services are similar to the ISP operating model upon which EarthLink has based its current operations.  Specifically, after developing an infrastructure to support the offering, EarthLink plans to invest in sales and marketing to add customers who generate recurring revenues, while it incurs customer support and telecommunications costs to provide the services.  Losses are expected to result in the early stages of these products’ life cycles until a sufficient amount of customers are added whose recurring revenues, net of recurring costs, more than offset sales and marketing expenses incurred to add additional customers.

Product development also involves a number of uncertainties, including unanticipated delays and expenses. New or enhanced services, such as VoIP and wireless broadband services, may have technological problems or may not be accepted by consumers. To the extent EarthLink pursues commercial agreements, acquisitions and/or strategic alliances to facilitate new product or service activities, the agreements, acquisitions and/or alliances may not be successful. If any of this were to occur, it could damage EarthLink’s reputation, limit EarthLink’s growth, negatively affect EarthLink’s operating results and harm EarthLink’s business.

EarthLink may not realize the benefits it is seeking from its investments in the HELIO joint venture or other investment activities as a result of lower than predicted revenues or subscriber levels of the companies in which EarthLink invests, larger funding requirements for those companies or otherwise.

EarthLink has made equity investments in several companies, including HELIO, a joint venture with SK Telecom Co., Ltd. that offers wireless voice and data services to U.S. consumers.  EarthLink invested $43.0 million of cash and contributed non-cash assets valued at $40.0 million upon completing the formation of HELIO in March 2005, invested $39.0 million of cash in August 2005, invested $39.5 million of cash in February 2006 and has committed to invest additional cash of $58.5 million in HELIO at various dates through August 2007. EarthLink expects the financing of HELIO’s operations to adversely affect its cash position.  In addition, EarthLink expects HELIO to incur losses due to the start-up nature of its operations, and EarthLink is required to include its proportionate share of the losses of HELIO in its statements of operations, which adversely affects EarthLink’s earnings and earnings per share. In addition, HELIO may not be successful in developing or implementing its wireless voice and data initiatives, and there can be no assurance that these initiatives will be commercially successful. This would adversely affect EarthLink’s financial position, results of operations and liquidity.

EarthLink continues to evaluate investment opportunities and may make investments in the future in companies that offer products and services that are complementary to its offerings and in companies that allow EarthLink to vertically integrate its business.  The value of each of EarthLink’s investments is subject to general economic, technological and market trends, as well as to the operating and financial decisions of each company’s management team, all of which are outside of EarthLink’s control.  In addition, these companies may not gain the expected number of customers and/or generate the expected level of revenues, and consequently, these companies may require additional funding, any of which could diminish the value of or dilute EarthLink’s investment.  EarthLink’s current and future investments in other companies, including its investment in the Helio joint venture, may not provide the economic returns EarthLink is seeking and may lose value, which would materially, adversely affect EarthLink’s financial position, results of operations and liquidity.

The combined company’s service offerings may fail to be competitive with existing and new competitors.

Competition for Internet Services

EarthLink and New Edge operate in the Internet services market, which is extremely competitive.  Current and prospective competitors include many large companies that have substantially greater market presence, financial, technical, marketing and other resources than EarthLink and New Edge have.  EarthLink and New Edge compete directly or indirectly with the following categories of companies:

•                  established online services companies, such as Time Warner (AOL) and the Microsoft Network (MSN);

•                  local and regional ISPs;

•                  free or value-priced ISPs such as United Online;

•                  national telecommunications companies, such as AT&T Inc. and Verizon Communications Inc.;

•                  regional Bell operating companies, such as BellSouth Corporation (“BellSouth”);

•                  content companies, such as Yahoo! and Google Inc., who have expanded their service offerings;

•                  cable television companies providing broadband access, including Comcast Corporation, Charter Communications, Inc. and Cox Communications, Inc.; and

•                  utility and local and long distance telephone companies.

Competition is likely to continue increasing, particularly as large diversified telecommunications and media companies continue to provide ISP services.  Diversified competitors may continue to bundle other content, services and products with Internet access services, potentially placing EarthLink and New Edge at a significant competitive disadvantage. The ability to bundle services, as well as the financial strength and the benefits of scale enjoyed by certain of these competitors, may enable them to offer services at prices that are below the prices at which EarthLink and New Edge can offer comparable services. If EarthLink and New Edge cannot compete effectively with these service providers, the combined company’s revenues and growth may be adversely affected.

As competition in the telecommunications market continues to intensify, competitors may continue to merge or form strategic alliances that would increase their ability to compete with EarthLink and New Edge for subscribers.  These relationships may negatively impact the combined company’s ability to form or maintain its own strategic relationships and could adversely affect its ability to expand its customer base.

Because EarthLink and New Edge operate in a highly competitive environment, the number of subscribers the combined company is able to add may decline, the cost of acquiring new subscribers through the combined company’s own sales and marketing efforts may increase, and/or the combined company’s churn may increase.  Increased churn rates indicate more customers are discontinuing services which results in a decrease in the combined company’s customer base and adversely impacts revenues.

Competition in the Telephony Market

The market for VoIP services is emerging, intensely competitive, and characterized by rapid technological change. Many traditional telecommunications carriers and cable providers offer, or have indicated that they plan to offer, VoIP services that compete with the services EarthLink provides. Competitors for EarthLink’s VoIP services include established telecommunications and cable companies, Internet access companies including AOL, MSN and United Online, leading Internet companies including Yahoo!, eBay and Google, and companies that offer VoIP-based services as their primary business, such as Vonage. In addition, some competitors, such as telecommunications carriers and cable television providers, may be able to bundle services and products that EarthLink does not offer with VoIP telephony services. These services could include various forms of wireless communications, voice and data services, and video services. This form of bundling would put EarthLink at a competitive disadvantage if these providers can combine a variety of service offerings at a single attractive price. EarthLink can provide no assurance that its VoIP services will achieve significant consumer adoption or, even if such services do achieve consumer adoption, that its VoIP services will generate growth in subscribers or revenues.

Many of EarthLink’s current and potential competitors for VoIP services have longer operating histories, are substantially larger, and have greater financial, marketing, technical, and other resources. Many also have greater name recognition and a larger installed base of customers than EarthLink. Because of their greater resources, many current and potential competitors may be able to lower their prices substantially, which could eliminate EarthLink’s ability to offer price-competitive services.  As a result, EarthLink’s VoIP customer base and revenues would be adversely affected.

Competition for Other Services

EarthLink competes for advertising revenues with major ISPs, content providers, large web publishers, web search engine and portal companies, Internet advertising providers, content aggregation companies, social-networking web sites, and various other companies that facilitate Internet advertising. Many of EarthLink’s competitors have longer operating histories, greater name recognition, larger user bases and significantly greater financial and sales and marketing resources than EarthLink. This may allow them to devote greater resources to the development, promotion and sale of advertising services.

The companies EarthLink competes with for Internet access subscribers also compete with EarthLink for subscribers to value-added services, such as email storage and security products. In certain cases, companies offer value-added services for free, and EarthLink can provide no assurance that its offerings will remain competitive or commercially viable. While the personal web-hosting business is fragmented, a number of significant companies, including Yahoo!, currently compete actively for these users. In addition, the personal web-hosting industry is very application specific, with many of the competitors focusing on specific applications, such as photo sharing, to generate additional users. EarthLink can provide no assurance that any of these value-added services will remain competitive or will generate customer and revenue growth.

Competitive product, price or marketing pressures could cause the combined company to lose existing customers to competitors (churn), or may cause it to reduce prices for its services which could adversely impact average revenue per user.

Competition impacts EarthLink’s and New Edge’s ability to price their services and retain customers.  As the market for Internet access remains competitive, some providers have reduced and may continue to reduce the retail price of their Internet services to maintain or increase their market share, which would cause the combined company to reduce, or prevent the combined company from raising, its prices and potentially causing its subscriber base to decrease.  The combined company may encounter further market pressures to migrate existing customers to lower-priced service offering packages; restructure service offering packages to offer more value; reduce prices; and respond to particular short-term, market-specific situations, such as special introductory pricing or new product or service offerings. As a result, the combined company’s revenues may not grow at anticipated rates, and its business may suffer.  Additionally, the combined company may incur increased sales and marketing expenses in an effort to maintain its existing customers or to attract new customers, which would adversely impact the combined company’s profitability.

EarthLink continues to implement plans to address churn, which is adversely affected by increased competition.  EarthLink’s efforts to reduce churn focus on improving the customer’s Internet experience and enhancing service offerings.  However, EarthLink can provide no assurance that its plans will be successful in mitigating the adverse impact increased churn may have on its subscriber base and operating results.  In addition, competitive factors outside of the combined company’s control may also adversely affect future rates of customer churn.  If the combined company experiences an increase in monthly churn rates, or if it is unable to attract new subscribers in numbers sufficient to increase or maintain the level of its overall subscriber base, its business, financial position, results of operations and cash flows could be adversely affected.

EarthLink may experience significant fluctuations in its operating results and rate of growth, and may not be profitable in the future.

EarthLink’s results of operations have varied in the past and may fluctuate significantly in the future due to a variety of factors, many of which are outside of its control and difficult to predict. The following are some of the factors that may affect EarthLink from period to period and may affect its long-term financial performance:

•                  EarthLink’s ability to retain and increase revenues associated with its existing customers, attract new customers and satisfy its customers’ demands;

•                  EarthLink’s ability to be profitable in the future;

•                  EarthLink’s investments in longer-term growth opportunities;

•                  EarthLink’s ability to expand its marketing network, and to enter into, maintain, renew and amend strategic alliance arrangements on favorable terms;

•                  changes to service offerings and pricing by EarthLink or its competitors;

•                  fluctuations in the size of EarthLink’s subscriber base, including fluctuations caused by seasonality, churn, its marketing efforts, and competitors’ marketing and pricing strategies;

•                  changes in the mix of EarthLink’s subscriber base, particularly changes in the overall mix of its customer base between narrowband and broadband and, more specifically, the mix of its narrowband customer base between value-priced and premium narrowband customers and the mix of its broadband customer base between retail and wholesale customers;

•                  changes in the number of hours users use EarthLink’s access services;

•                  the amount of marketing expenditures EarthLink incurs, including fluctuations in payments to marketers of its services for adding paying subscribers to its customer base;

•                  changes in the terms, including pricing, of EarthLink’s agreements with its telecommunications providers;

•                  the effects of commercial agreements and strategic alliances and EarthLink’s ability to successfully integrate them into its business;

•                  the effects of acquisitions and other business combinations and EarthLink’s ability to successfully integrate them into its business;

•                  the ability of EarthLink to develop an infrastructure to support and timely launch service offerings based on new technologies, such as VoIP, municipal wireless broadband or other advanced services EarthLink may offer in the future;

•                  fluctuations and impairments in the values of EarthLink’s investments, including its equity investments in other companies and its investments in marketable securities, attributable to the operating and financial results of the companies in which EarthLink has invested;

•                  technical difficulties, system downtime or interruptions;

•                  changes in the demand and rates for Internet advertising;

•                  increases or reductions in advertising and commerce revenues from significant customers;

•                  the effects of litigation and the timing of resolutions of disputes;

•                  the amount and timing of operating costs and capital expenditures;

•                  changes in governmental regulation and taxation policies;

•                  events, such as a sustained decline in EarthLink’s stock price, that cause EarthLink to conclude that goodwill or other long-term assets are impaired and for which a significant charge to earnings is required; and

•                  changes in, or the effect of, accounting rules, on EarthLink’s operating results, including new rules regarding stock-based compensation.

EarthLink may be unsuccessful in making and integrating acquisitions and investments into its business, which could result in operating difficulties, losses and other adverse consequences.

EarthLink has acquired and invested in businesses in the past, including the acquisition of the assets of Aluria Software LLC in September 2005 and an agreement to acquire New Edge entered into in December 2005. EarthLink also has historically acquired subscriber bases from other ISPs.

EarthLink expects to continue to evaluate and consider a wide array of potential strategic transactions that EarthLink believes may complement its current or future business activities, including acquisitions and dispositions of businesses, technologies, services, products and other assets. At any given time, EarthLink may be engaged in discussions or negotiations with respect to one or more of such transactions that may be material to EarthLink’s financial condition and results of operations. There is no assurance that any such discussions or negotiations will result in the consummation of any transaction. The process of integrating any acquired business or assets may create unforeseen operating difficulties and expenditures and is itself risky. Acquisitions and investments create difficulties or risks such as:

•                  diversion of management time, as well as a shift in focus from operating the business to issues of integration and future products;

•                  declining employee morale and retention issues resulting from changes in compensation, reporting relationships, future prospects or the direction of the business;

•                  the need to integrate each company’s accounting, management information, human resource and other administrative systems to permit effective management, and the lack of control if such integration is delayed or not implemented;

•                  the need to implement controls, procedures and policies appropriate for a larger public company at companies that, prior to acquisition, had lacked such controls, procedures and policies;

•                  the need to remediate significant control deficiencies that may exist at acquired companies, which, if unremediated, could result in a material weakness or significant deficiency in the combined company’s internal control structure;

•                  in some cases, the need to transition operations, users, and/or customers onto EarthLink’s existing platforms;

•                  the potential impairment of customer and other relationships as a result of any integration of operations;

•                  the potential unknown liabilities associated with a company EarthLink acquires or in which EarthLink invests; and

•                  the potential impairment of amounts capitalized as intangible assets as part of an acquisition.

Additionally, as a result of future acquisitions or investments, EarthLink may issue additional equity securities, which could dilute existing shareholders’ interests.  EarthLink may also spend its cash or incur debt or contingent liabilities to complete transactions which could adversely affect its liquidity.  Lastly, as a result of acquisitions, EarthLink would record amortization expenses related to acquired intangible assets, which would reduce EarthLink’s profitability.

The continued decline of EarthLink’s narrowband revenues could adversely affect EarthLink’s profitability.

The number of U.S. households using broadband has grown significantly over the last few years and is expected to continue to grow. Broadband access generally offers users faster connection and download speeds than narrowband access. Pricing for broadband services, particularly for introductory promotional periods, services bundled with cable and telephone services, and services with slower speeds, has been declining and is approaching prices for premium narrowband services. As a result of broadband adoption, the total number of narrowband accounts in the U.S. has declined, and industry analysts predict the total number of narrowband accounts will continue to decline. The decline in the size of the narrowband market will likely continue as broadband services become more widely available at lower prices and consumer adoption of broadband applications, such as online video, telephony and music downloads which depend upon connections that provide significant bandwidth, increases.

EarthLink’s premium-priced narrowband service is its most profitable service offering; however, consistent with trends in the market for narrowband access, EarthLink’s premium-priced narrowband subscriber base and revenues have been declining. EarthLink expects its premium-priced narrowband subscriber base and revenues to continue to decline, which would adversely affect EarthLink’s results of operations in the future.

EarthLink may not be able to successfully implement its broadband strategy, which could adversely affect EarthLink’s ability to grow or sustain revenues and its profitability.

As of September 30, 2005, subscribers for EarthLink’s broadband, or high-speed, services comprised approximately 29% of EarthLink’s total customer base, and EarthLink’s broadband services favorably contribute to EarthLink’s overall average monthly service revenue per subscriber.  However, the success of EarthLink’s business strategy with respect to its broadband services is dependent upon cost-effectively purchasing wholesale broadband access and managing the costs associated with delivering broadband services.

The costs associated with delivering broadband services include recurring service costs such as telecommunications and customer support costs as well as costs incurred to add new broadband customers, such as sales and marketing and installation and hardware costs.  While EarthLink continuously evaluates cost reduction opportunities associated with the delivery of broadband access services to improve its profitability, EarthLink’s overall profitability would be adversely affected if it is unable to continue to manage and reduce recurring service costs associated with the delivery of broadband services and costs incurred to add new broadband customers.

Companies may not provide last mile broadband access to EarthLink on a wholesale basis or on terms or at prices that allow EarthLink to grow and be profitable.

EarthLink provides its broadband services to customers using the last mile element of telecommunications and cable companies’ networks.  The term “last mile” generally refers to the element of the network that is directly connected to homes and businesses.  EarthLink has agreements with several network providers that allow EarthLink to use the last mile element of their network to provide high-speed Internet access services via DSL or cable.  The availability of and charges for access with any of EarthLink’s network providers at the expiration of current terms cannot be assured and may reflect legislative or regulatory as well as competitive and business factors.  EarthLink cannot be certain of renewal or non-termination of its contracts.  EarthLink’s results of operations could be materially adversely affected if it is unable to renew or extend contracts with its current network providers on acceptable terms, renew or extend current contracts with network providers at all, acquire similar network capacity from other network providers, or otherwise maintain or extend its footprint.

One of EarthLink’s largest network providers of wholesale broadband access is Covad, a competitive local exchange carrier (“CLEC”).  Covad has agreements with varying terms with many of the incumbent local exchange carriers (“ILECs”); however, if Covad is unable to continue to obtain reasonable line-sharing rates due to recent legal and regulatory developments or otherwise, its wholesale broadband access services may become uneconomic or it may cease selling wholesale broadband access services.  In either event, EarthLink may be able to use other wholesale broadband providers’ networks to continue to provide retail broadband services.  Such events may cause EarthLink to incur additional costs, pay increased rates for wholesale broadband access services, cause EarthLink to increase the retail prices of its broadband service offerings and/or may cause EarthLink to discontinue providing retail DSL services, any of which would adversely affect its ability to compete in the market for retail broadband access services.

Newly adopted policies by the FCC reclassified wireline broadband services as information services and eliminated the FCC’s long-standing non-discriminatory access requirements.  While the long-term implications of the FCC’s new policies are not certain, they may adversely affect EarthLink’s ability to execute its broadband strategy, EarthLink’s ability to sustain or grow its broadband access customer base and revenues, and its profitability.  EarthLink will continue its efforts to partner with wholesale broadband providers, including cable providers, ILECs, CLECs and wireless providers, to expand its broadband footprint and the various technologies EarthLink can use in various markets to deliver its broadband services.  However, EarthLink can provide no assurance that it will be successful in its efforts.

Each of EarthLink’s telecommunications carriers provides network access to some of its competitors and could choose to grant those competitors preferential network access or pricing.  Many of EarthLink’s telecommunications providers compete with EarthLink in the market to provide consumer Internet access.  As a result, any or all of EarthLink’s current telecommunications service providers could discontinue providing it with service at rates acceptable to EarthLink, or at all, which could materially and adversely affect EarthLink’s business, financial position and results of operations.

The combined company’s commercial and alliance arrangements may be terminated or may not be as beneficial as anticipated, which could adversely affect the combined company’s ability to increase its subscriber base.

A significant number of EarthLink’s subscribers have been generated through strategic alliances, including its marketing relationships with Sprint Nextel Corporation and Dell Inc.  Generally, EarthLink’s strategic alliances and marketing relationships are not exclusive.  In addition, as EarthLink’s agreements expire or otherwise terminate, EarthLink may be unable to renew or replace these agreements on comparable terms, or at all.  EarthLink’s inability to maintain its marketing relationships or establish new marketing relationships could result in delays and increased costs in adding paying subscribers and adversely affect its ability to increase or sustain the size of its subscriber base, which could, in turn, have a material adverse effect on EarthLink.  The number of customers EarthLink is able to add through these marketing relationships is dependent on the marketing efforts of EarthLink’s partners, and a significant decrease in the number of gross subscriber additions generated through these relationships could adversely affect the size of the combined company’s customer base and revenues.

Similarly, New Edge depends on network service providers and other third parties for much of the marketing and sale of its services.  Although New Edge markets its services directly to end users and indirectly through referral partners and alternative channels, a portion of its broadband access services are marketed through network service providers for resale to their business and residential end users.  Accordingly, New Edge has depended significantly upon the ability of network service providers and other parties to market and sell its services.  In recent years, numerous network service providers have ceased operations, impairing New Edge’s marketing efforts.  If New Edge’s network service provider resellers do not effectively market and sell New Edge’s services, it could have a material adverse effect on the results of operations and financial position of the combined company.

The market for VoIP services may not develop as anticipated, which would adversely affect the combined company’s ability to execute its voice strategy.

The success of EarthLink’s VoIP service depends on growth in the number of VoIP users, which in turn depends on wider public acceptance of VoIP telephony. The VoIP communications medium is in its early stages, and it may not develop a broad audience. Potential new users may view VoIP as unattractive relative to traditional telephone services for a number of reasons, including the need to purchase computer headsets or the perception that the price advantage for VoIP is insufficient to justify the perceived inconvenience. Potential users may also view more familiar online communication methods, such as e-mail or instant messaging, as sufficient for their communications needs. There is no assurance that VoIP will ever achieve broad public acceptance.

The combined company may not generate the returns anticipated on its investments to construct and deploy municipal wireless broadband networks.

An important element of EarthLink’s business strategy is to deploy competitive alternatives to DSL and cable for delivering broadband Internet access services, reflected in EarthLink’s municipal wireless initiative.  In October 2005, Wireless Philadelphia selected EarthLink to develop and implement a citywide wireless broadband network and offer high-speed public Internet access to the residents, visitors and businesses of Philadelphia. Also in October 2005, the City of Anaheim selected EarthLink to build a wireless broadband network. EarthLink is pursuing additional similar arrangements with other municipalities, but there is no assurance that EarthLink will be successful in these efforts. This initiative may result in significant capital expenditures in future periods to develop, implement and build wireless broadband networks in various municipalities, and EarthLink may not generate the returns anticipated on the capital expenditures and operating losses that may be incurred in this effort. EarthLink may not be successful in developing, implementing, and executing its municipal wireless strategy, and there can be no assurance that the municipal wireless broadband service offerings will be commercially successful.

The combined company’s third-party network providers may be unwilling or unable to provide Internet, wireline and wireless telecommunications access.

The combined company’s ability to provide Internet access, voice services and customer support to its subscribers will be limited if third parties are unable or unwilling to provide telecommunications and last mile access to EarthLink’s and New Edge’s existing and future customers, the combined company is unable to secure alternative arrangements upon partial or complete termination of third-party network and voice provider agreements or there is a loss of access to third-party providers’ networks for other reasons.

For example:

•  The combined company may be unable to obtain adequate, timely and cost-effective collocation in ILEC central offices in New Edge’s current markets.

•  Additional interconnection agreements with the ILECs may contain unfavorable terms and conditions for the combined company.

•  The combined company may be unable to obtain adequate, timely and cost-effective interoffice transport facilities and connectivity from the ILECs for New Edge’s services.

•  Labor disruptions at the ILECs may disrupt the combined company's ability to obtain facilities and services from them.

These events could also limit the combined company’s ability to expand or could reduce the size of its footprint, which could, in turn, have a material adverse effect on its business.

If the combined company loses access to third-party networks under its current arrangements, the combined company may not be able to make alternative arrangements on terms acceptable to it, or at all.  Neither EarthLink nor New Edge currently has any plans or commitments with respect to alternative arrangements.  While EarthLink’s contracts with its third-party providers require them to provide commercially reliable service to EarthLink and its subscribers, the performance of third-party providers may not meet EarthLink’s or its customers’ requirements and EarthLink may not be able to procure alternative services, which could materially adversely affect its business, financial condition and results of operations.

The combined company depends on a limited number of third parties for equipment and software supplies and to install its equipment in central offices.

The combined company relies on outside parties to manufacture and develop its network equipment and software, such as digital subscriber line access multiplexers, customer premise equipment modems, network routing and switching hardware, network management software, systems management software and database management software.  To the extent that the combined company is able to expand its business, it would need to significantly increase the amount of equipment, software and services provided by third parties, and there is no assurance that the supply of these items will be sufficient to meet the combined company’s needs.  Although the combined company has identified alternative suppliers for some of the equipment and software that it considers critical, it could take significant time to establish relationships with alternative suppliers for critical equipment and software and to integrate their equipment and software with the combined company’s network.  The combined company’s reliance on third-party vendors involves a number of additional risks, including the absence of guaranteed supply and reduced control over delivery schedules, quality assurance, production yields and costs.

In addition, the combined company depends on third parties to install switches and other equipment at central offices nationwide.  There is currently a strong demand for qualified installers and only a limited supply.  If the combined company is unable to obtain the services of qualified installers as and when required, it may experience delays or increased costs in expanding its network beyond its current deployment, which could be substantial.

The loss of the combined company’s relationships with any of its critical suppliers or its failure to obtain adequate installation services as required could have a material adverse effect on the combined company’s business.

EarthLink utilizes third parties for technical and customer support services and certain billing services, and its business may suffer if its partners are unable to provide these services cannot expand to meet EarthLink’s needs or terminate their relationships with EarthLink.

EarthLink’s business and financial results depend, in part, on the availability and quality of EarthLink’s customer support services and billing services.  EarthLink outsources a majority of its technical and customer support functions.  As a result, EarthLink maintains only a small number of internal customer service and technical support personnel.  EarthLink is not currently equipped to provide the necessary range of customer service functions in the event that its service providers become unable or unwilling to offer these services to EarthLink. EarthLink’s outsourced contact center service providers utilize several geographically dispersed locations to provide EarthLink with technical and customer support services, and as a result, its contact center service providers may become subject to financial, economic, and political risks beyond EarthLink’s or the providers’ control, which could jeopardize their ability to deliver customer support services.  EarthLink also utilizes third parties for certain billing services.  If one or more of EarthLink’s service providers does not provide it with quality services, or if EarthLink’s relationship with any of its third parties terminates and it is unable to provide those services internally or identify a replacement vendor in an orderly, cost-effective and timely manner, EarthLink’s business, financial position and results of operations would suffer.

Service interruptions or impediments could harm the combined company’s business.

Harmful software programs.  EarthLink’s and New Edge’s network infrastructure and the networks of their third-party providers are vulnerable to damaging software programs, such as computer viruses and worms.  Certain of these programs have disabled the ability of computers to access the Internet, requiring users to obtain technical support in order to gain access to the Internet.  Other programs have had the potential to damage or delete computer programs.  The development and widespread dissemination of harmful programs has the potential to seriously disrupt Internet usage.  If Internet usage is significantly disrupted for an extended period of time, or if the prevalence of these programs results in decreased residential Internet usage, the combined company’s business could be materially and adversely impacted.

Security breaches.  EarthLink and New Edge depend on the security of their networks and, in part, on the security of the network infrastructures of their third-party telecommunications service providers, their outsourced customer support service providers and their other vendors.  Unauthorized or inappropriate access to, or use of, EarthLink’s or New Edge’s networks, computer systems and services could potentially jeopardize the security of confidential information, including credit card information, of EarthLink’s or New Edge’s users and of third parties.  Some consumers and businesses have in the past used EarthLink’s network, services and brand names to perpetrate crimes and may do so in the future.  Users or third parties may assert claims of liability against EarthLink as a result of any failure by EarthLink to prevent these activities.  Although EarthLink and New Edge use security measures, there can be no assurance that the measures they take will be successfully implemented or will be effective in preventing these activities.  Further, the security measures of EarthLink’s and New Edge’s third-party network providers, their outsourced customer support service providers and their other vendors may be inadequate.  These activities may subject the combined company to legal claims, may adversely impact the combined company’s reputation, and may interfere with the combined company’s ability to provide its services, all of which could have a material adverse effect on the combined company’s business, financial position and results of operations.

Natural disaster or other catastrophic event.  EarthLink’s and New Edge’s operations and services depend on the extent to which their computer equipment and the computer equipment of their third-party network providers are protected against damage from fire, flood, earthquakes, power loss, telecommunications failures, break-ins, acts of war or terrorism and similar events.  EarthLink has three technology centers at various locations in the U.S. which contain a significant portion of its computer and electronic equipment.  These technology centers host and manage Internet content, email, web hosting and authentication applications and services.  Despite precautions taken by EarthLink, New Edge and their third-party network providers, over which EarthLink and New Edge have no control, a natural disaster or other unanticipated problem that impacts one of EarthLink’s or New Edge’s locations or their third-party providers’ networks could cause interruptions in the services that the combined company provides.  Such interruptions in the combined company’s services could have a material adverse effect on its ability to provide Internet services to its subscribers and, in turn, on its business, financial condition and results of operations.

Network infrastructure.  The success of the combined company’s business depends on the capacity, reliability and security of its network infrastructure, including that of its third-party telecommunications providers’ networks.  The combined company may be required to expand and improve its infrastructure and/or purchase additional capacity from third-party providers to meet the needs of an increasing number of subscribers and to accommodate the expanding amount and type of information its customers communicate over the Internet.  Such expansion and improvement may require substantial financial, operational and managerial resources.  The combined company may not be able to expand or improve its network infrastructure, including acquiring additional capacity from its third-party providers, to meet additional demand or changing subscriber requirements on a timely basis and at a commercially reasonable cost, or at all.

The combined company may experience increases in its telecommunications usage that exceed its available telecommunications capacity.  As a result, users may be unable to register or log on to use the combined company’s services, may experience a general slow-down in their Internet connection or may be disconnected from their sessions.  Inaccessibility, interruptions or other limitations on the ability of customers to access the combined company’s services due to excessive user demand, or any failure of its network to handle user traffic, could have a material adverse effect on its reputation which could cause an increase in churn and would adversely impact its revenues.  While EarthLink’s objective is to maintain excess capacity, its failure to expand or enhance the combined company’s network infrastructure, including the combined company’s ability to procure excess capacity from third-party telecommunications providers, on a timely basis or to adapt it to an expanding subscriber base or changing subscriber requirements could materially adversely affect the combined company’s business, financial condition and results of operations.

Similarly, the transmission speed of the combined company’s network may vary greatly.  For example, while peak digital data transmission speeds across New Edge’s asynchronous transfer mode (“ATM”) network can be high, the actual data transmission speeds over its network could be significantly slower and will depend on a variety of factors, including:

•                  the type of DSL technology deployed;

•                  the configuration of the telecommunications line being used;

•                  the amount of data traffic along the network; and

•                  the quality of the copper lines of the ILECs.

As a result, New Edge’s network may be unable to achieve and maintain anticipated digital transmission speed.  The combined company’s failure to achieve or maintain high-speed digital transmissions may significantly reduce customer and end-user demand for its services, which may have a material adverse effect on the combined company’s business.

Business failures in the telecommunications industry may inhibit the combined company’s ability to manage its telecommunications costs, which would adversely affect its profitability.

The intensity of competition in the telecommunications industry has resulted in significant declines in pricing for telecommunications services that EarthLink purchases, and such declines have had a favorable effect on its operating performance.  However, the intensity of competition and its impact on wholesale telecommunications pricing have benefited EarthLink, but they have caused some telecommunications companies to experience financial difficulty.  EarthLink’s prospects for maintaining or further improving telecommunications costs could be negatively affected if one or more key telecommunications providers were to experience serious enough difficulties to impact service availability, or if telecommunications bankruptcies and mergers reduce the level of competition among telecommunications providers.

Government regulations could force the combined company to change its business practices.

ISPs.  Changes in the regulatory environment regarding the Internet could cause the combined company’s revenues to decrease and/or the combined company’s costs to increase.  Currently, ISPs as “information service” providers are largely unregulated, other than with respect to regulations that govern businesses generally, such as regulations related to consumer protection.  As information services and telecommunications services converge, however, the FCC may seek to impose additional regulations, including the imposition of regulatory fees such as Universal Service Fund payments, on information service providers that could adversely affect EarthLink’s business.

VoIP.  The current regulatory environment for VoIP services remains unclear. EarthLink’s VoIP services are not currently subject to all of the same regulations that apply to traditional telephony. It is possible that Congress and some state legislatures may seek to impose increased fees and administrative burdens on VoIP providers. The FCC has already required EarthLink to meet various emergency service requirements (such as “E911”) and interception or wiretapping requirements, such as the Communications Assistance for Law Enforcement Act (“CALEA”). In addition, the FCC may seek to impose other traditional telephony requirements such as disability access requirements, consumer protection requirements, number assignment and portability requirements, and other obligations, including additional obligations regarding E911 and CALEA. Such regulations could result in substantial costs depending on the technical changes required to accomodate the requirements, and any increased costs could erode EarthLink’s pricing advantage over competing forms of communication and may adversely affect EarthLink’s business.

Tax.  The tax treatment of activities on or relating to the Internet is currently unsettled.  A number of proposals have been made at the federal, state and local levels and by foreign governments that could impose taxes on the online sale of goods and services and other Internet activities.  Future federal and state laws imposing taxes on the provision of goods and services over the Internet could make it substantially more expensive to operate EarthLink’s business.

Other.  EarthLink’s business is also subject to a variety of other U.S. laws and regulations that could subject EarthLink to liabilities, claims or other remedies, such as laws relating to bulk email or “spam,” access to various types of content by minors, anti-spyware initiatives, encryption, data protection, security breaches and consumer protection. Compliance with these laws and regulations is complex and may impose significant additional costs on EarthLink. In addition, the regulatory framework relating to Internet services is evolving and both the federal government and states from time to time pass legislation that impacts EarthLink’s business. It is likely that additional laws and regulations will be adopted that would affect EarthLink’s business. EarthLink cannot predict the impact that future regulatory changes or developments may have on its business, financial condition, results of operations or cash flows. The enactment of any additional laws or regulations, increased enforcement activity of existing laws and regulations, or claims by individuals could significantly impact EarthLink’s costs or the manner in which EarthLink conducts business, all of which could adversely impact EarthLink’s results of operations and cause EarthLink’s business to suffer.

The combined company may not be able to protect its proprietary technologies or successfully defend infringement claims and may be required to enter licensing arrangements on unfavorable terms.

EarthLink and New Edge each regard their trademarks, service marks, copyrights, patents, trade secrets, proprietary technologies, domain names and similar intellectual property as critical to their success.  EarthLink and New Edge rely on trademark, copyright and patent law, trade secret protection, and confidentiality agreements with their employees, customers, partners and others to protect their proprietary rights.  The efforts EarthLink and New Edge have taken to protect their proprietary rights may not be sufficient or effective.  Third parties may infringe or misappropriate the combined company’s copyrights, trademarks, patents and similar proprietary rights.  If the combined company is unable to protect its proprietary rights from unauthorized use, its brand image may be harmed and its business may suffer.

The protection of the combined company’s trademarks, service marks, copyrights, patents, trade secrets, domain names, proprietary technologies and intellectual property may require the expenditure of significant financial and managerial resources.  Moreover, neither EarthLink nor New Edge can be certain that the steps the combined company takes to protect these assets will adequately protect its rights or that others will not independently develop or otherwise acquire equivalent or superior technology or other intellectual property rights.  Such events could substantially diminish the value of the combined company’s technology and property which could adversely affect its business.

The combined company may be accused of infringing upon the intellectual property rights of third parties, which is costly to defend and could limit its ability to use certain technologies in the future.

Internet, technology and media companies often possess a significant number of patents.  Further, many of these companies and other parties are actively developing or purchasing search, accelerator, security and other Internet-related technologies.  EarthLink believes that these parties will continue to take steps to protect these technologies, including, but not limited to, seeking patent protection.  As a result, disputes regarding the ownership of technologies and rights associated with online business are likely to continue to arise in the future.

From time to time, third parties have alleged that EarthLink infringed on their proprietary rights.  EarthLink has been subject to, and expects to continue to be subject to, claims and legal proceedings regarding alleged infringement by EarthLink of the patents, trademarks and other intellectual property rights of third parties.  None of these claims has had an adverse effect on EarthLink’s ability to market and sell and support its Internet access services. As the combined company expands its business and develops new technologies, products and services, the combined company may become increasingly subject to intellectual property infringement claims.  Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, injunctions against the combined company or the imposition of damages that the combined company must pay.  The combined company may need to obtain licenses from third parties who allege that it has infringed their rights, but such licenses may not be available on acceptable terms or at all.  In addition, the combined company may not be able to obtain or utilize on terms which are acceptable to it, or at all, licenses or other rights with respect to intellectual property it does not own in providing and supporting its service offerings.  Any of these could result in increases in operating expenses or could limit or reduce the number of the combined company’s service offerings.

If EarthLink is unable to successfully defend against legal actions, it could face substantial liabilities.

EarthLink is currently a party to various legal actions, including class action litigation.  Defending against these lawsuits may involve significant expense and diversion of management’s attention and resources from other matters.  Due to the inherent uncertainties of litigation, EarthLink may not prevail in these actions.  In addition, EarthLink’s ongoing operations may subject it to litigation risks and costs in the future.  Both the costs of defending lawsuits and any settlements or judgments against it could materially and adversely affect the combined company’s operating expenses and liquidity.

EarthLink’s business depends on the continued development of effective business support systems, processes and personnel.

In recent years, EarthLink has expanded its service offerings and will endeavor to expand further by offering new products and services to maintain and increase its customer base. Such expansion increases the complexity of EarthLink’s business and places a significant strain on EarthLink’s management, operations,  financial resources, and internal financial control and reporting functions. EarthLink’s current and planned personnel, systems, procedures and controls may not be adequate to support and effectively manage its growth initiatives which would strain its management, operational and financial resources.  Consequently, EarthLink may not be able to hire, train, retain, motivate and manage required personnel and develop, implement, and manage adequate systems, procedures and controls to support new products and services, which may limit its growth potential and adversely affect its business.

Additionally, EarthLink’s business relies on its financial reporting and data systems, including its billing systems, which have grown increasingly complex due to the diversification and complexity of its business.  EarthLink’s ability to operate its business efficiently depends on these systems, and if EarthLink is unable to modify or develop new systems to support its growth initiatives and to integrate New Edge’s management information systems, the combined company’s business will be adversely affected.

EarthLink may be unable to hire and retain sufficient qualified personnel, and the loss of any of its key executive officers could adversely affect it.

EarthLink believes that its success will depend in large part on its ability to attract and retain highly skilled, knowledgeable, sophisticated and qualified managerial, professional and technical personnel. EarthLink may have limited or no experience in new product and service activities, making it more important to find qualified personnel. EarthLink has experienced significant competition in attracting and retaining personnel who possess the skills that EarthLink is seeking. As a result of this competition, EarthLink may experience a shortage of qualified personnel. In addition, the loss of any of its key executives could have a material adverse effect on it.

EarthLink’s stock price has been volatile historically and may continue to be volatile.

The trading price of EarthLink’s common stock has been and may continue to be subject to fluctuations.  EarthLink’s stock price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results; announcements of technological innovations or new products by EarthLink or its competitors; developments in EarthLink’s business strategy; changes in financial estimates and recommendations by securities analysts; the operating and stock price performance of other companies that investors may deem comparable to EarthLink; and news reports relating to trends in its markets or general economic conditions.

In addition, the stock market in general and the market prices for Internet-related companies in particular, have experienced volatility that often has been unrelated to the operating performance of such companies.  These broad market and industry fluctuations may adversely affect the price of EarthLink’s stock, regardless of EarthLink’s operating performance.  Additionally, volatility or a lack of positive performance in EarthLink’s stock price may adversely affect EarthLink’s ability to retain key employees, many of whom have been granted stock incentive awards.

Provisions in EarthLink’s second restated certificate of incorporation, amended and restated bylaws and other elements of EarthLink’s capital structure could limit EarthLink’s share price and delay a change of management.

EarthLink’s second restated certificate of incorporation, amended and restated bylaws and shareholder rights plan contain provisions that could make it more difficult or even prevent a third party from acquiring it without the approval of EarthLink’s incumbent board of directors.  These provisions, among other things:

•                  divide the board of directors into three classes, with members of each class to be elected in staggered three-year terms;

•                  limit the right of stockholders to call special meetings of stockholders; and

•                  authorize the board of directors to issue preferred stock in one or more series without any action on the part of stockholders.

These provisions could limit the price that investors might be willing to pay in the future for shares of EarthLink’s common stock and significantly impede the ability of the holders of EarthLink’s common stock to change management.  In addition, EarthLink has adopted a rights plan, which has anti-takeover effects.  The rights plan, if triggered, could cause substantial dilution to a person or group that attempts to acquire EarthLink’s common stock on terms not approved by the board of directors.  Provisions and agreements that inhibit or discourage takeover attempts could reduce the market value of EarthLink’s common stock.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF EARTHLINK

The following table presents selected EarthLink historical financial data for the five years ended December 31, 2004, which have been derived from its audited consolidated financial statements for those years.  The table below also presents selected EarthLink financial data for the nine months ended September 30, 2004 and 2005 which have been derived from its unaudited condensed consolidated financial statements from those periods.  In EarthLink’s opinion, the unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth therein.  The results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.  Historical results are not necessarily indicative of the results to be expected in the future.  You should read the following table together with the historical financial information and related notes that EarthLink has presented in its Annual Report on Form 10-K for the year ended December 31, 2004, EarthLink’s quarterly reports on Form 10-Q for the periods ended March 31, 2005, June 30, 2005 and September 30, 2005, and other information on file with the SEC and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in those reports.  EarthLink has incorporated this material into this document by reference.  See “Where You Can Find More Information” on page 92.

	Year Ended December 31,					Nine Months Ended September 30, 2005
	2000	2001	2002	2003	2004	2004	2005
						(unaudited)
	(in thousands, except per share amounts)
Statement of operations data:
Revenues	$986,630	$1,244,928	$1,357,421	$1,401,930	$1,382,202	$1,044,124	$977,424
Operating costs and expenses	1,381,431	1,601,458	1,517,442	1,468,894	1,271,444	970,542	849,743
Income (loss) from operations	(394,801)	(356,530)	(160,021)	(66,964)	110,758	73,582	127,681
Net income (loss)	(345,922)	(341,061)	(148,033)	(62,194)	111,009	75,420	113,630
Deductions for accretion dividends (1)	(23,730)	(29,880)	(19,987)	(4,586)	—	—	—
Net income (loss) attributable to common stockholders	$(369,652)	$(370,941)	$(168,020)	$(66,780)	$111,009	$75,420	$113,630

Basic net income (loss) per share (2)	$(2.99)	$(2.73)	$(1.11)	$(0.42)	$0.72	$0.48	$0.82
Diluted net income (loss) per share (2)	$(2.99)	$(2.73)	$(1.11)	$(0.42)	$0.70	$0.47	$0.80

Basic weighted average share soutstanding (2)	123,592	135,738	151,355	157,321	154,233	155,917	139,056
Diluted weighted average share soutstanding (2)	123,592	135,738	151,355	157,321	157,815	159,186	141,621

Cash flow data:
Cash (used in) provided by operating activities	$(127,162)	$47,388	$18,958	$101,728	$188,152	$144,238	$160,718
Cash (used in) provided by investing activities	(351,731)	(538,723)	3,126	25,003	(69,070)	(59,380)	8,577
Cash provided by (used in) financing activities	467,886	(10,119)	(24,485)	(88,882)	(108,912)	(96,716)	(171,796)

	As of December 31,					As of September 30,
	2000	2001	2002	2003	2004	2005
						(unaudited)
	(in thousands)
Balance sheet data:
Cash and cash equivalents	$674,746	$173,292	$170,891	$208,740	$218,910	$216,409
Investments in marketable securities (3)	—	420,732	344,546	279,125	312,060	184,502
Cash and marketable securities	674,746	594,024	515,437	487,865	530,970	400,911
Total assets	1,486,137	1,182,781	1,023,553	827,020	805,450	729,072
Long-term debt, including long-term portion of capital leases	13,472	2,423	937	342	287	1,367
Total liabilities	303,886	331,727	331,253	283,357	257,843	238,881
Accumulated deficit	(698,030)	(1,068,971)	(1,236,991)	(1,303,771)	(1,192,762)	(1,079,132)
Stockholders’ equity	1,182,251	851,054	692,300	543,663	547,607	490,191

(1)          Reflects the accretion of liquidation dividends on Series A and Series B convertible preferred stock at a 3% annual rate, compounded quarterly, and the accretion of a dividend related to the beneficial conversion feature in accordance with Emerging Issues Task Force (“EITF”) Issue No. 98-5.  During 2003, Sprint Nextel Corporation converted all remaining shares of Series A and Series B convertible preferred stock into common stock.  Consequently, there are currently no shares of Series A or Series B convertible preferred stock outstanding and no associated dividend obligations.

(2)          In February 2000, each outstanding share of then existing EarthLink Network, Inc. common stock was exchanged for 1.615 shares of common stock of EarthLink and each outstanding share of then existing MindSpring Enterprises, Inc. common stock was exchanged for one share of common stock of EarthLink.

(3)          Investments in marketable securities consist of debt securities classified as available-for-sale and have maturities greater than 90 days from the date of acquisition.  EarthLink has invested primarily in asset-backed securities (including auction rate debt securities) and government agency notes, all of which have a minimum investment rating of A, and corporate notes which have a minimum investment rating of A/A2.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF NEW EDGE

The following table presents selected New Edge historical financial data for the five years ended December 31, 2004, which have been derived from its audited consolidated financial statements for those years, except for the other financial data below which has not been derived from the audited consolidated financial statements.  The table below also presents selected New Edge financial data for the nine months ended September 30, 2004 and 2005 which have been derived from its unaudited consolidated financial statements from those periods.  In New Edge’s opinion, the unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth therein.  The results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.  Historical results are not necessarily indicative of the results to be expected in the future.  The following information is qualified by reference to and should be read in conjunction with “New Edge Management’s Discussion and Analysis of Financial Condition and Results of Operations” and New Edge’s financial statements and related notes thereto included elsewhere in this information statement/prospectus.

	Year Ended December 31,					Nine Months Ended September 30,
	2000 (1)	2001	2002 (2)	2003	2004	2004	2005
						(unaudited)
	(in thousands)
Statement of operations data:
Revenues	$3,065	$21,220	$51,613	$96,561	$115,064	$85,153	$95,514
Operating expenses	122,742	123,042	118,641	131,073	136,769	101,460	102,047
Income (loss) from operations (3)	(119,677)	(101,822)	63,493	(34,512)	(21,705)	(16,307)	(6,533)
Net income (loss)	$(127,696)	$(127,251)	$54,638	$(37,648)	$(27,081)	$(18,979)	$(9,373)

Cash flow data:
Cash (used in) provided by operating activities	$(68,020)	$(93,114)	$(24,971)	$1,935	$(454)	$1,294	$(596)
Cash used in investing activities	(38,126)	(1,662)	(5,668)	(313)	(4,436)	(3,274)	(6,221)
Cash provided by financing activities	145,088	63,102	14,660	42	2,361	308	6,819

						As of
	Year Ended December 31,					Sept. 30,
	2000 (1)	2001	2002 (2)	2003	2004	2005
						(unaudited)
	(in thousands)
Balance sheet data:
Cash and cash equivalents	$49,577	$17,903	$1,924	$3,588	$1,059	$1,061
Total assets	221,397	141,945	91,765	68,208	43,782	36,780
Long-term debt, including capital lease obligations (3)	136,204	166,447	37,327	40,474	44,139	708
Redeemable convertible preferred stock (3)	154,629	195,030	—	—	—	—
Accumulated deficit	(135,563)	(262,814)	(208,176)	(245,824)	(272,905)	(282,278)
Stockholders’ equity (deficit)	(118,852)	(243,457)	24,654	(12,940)	(39,659)	(40,213)

	Year Ended December 31,					Nine Months Ended September 30,
	2000 (1)	2001	2002 (2)	2003	2004	2004	2005
	(unaudited) (in thousands, except per share data)
Other financial data:
Basic net income (loss) per common share	(4)	(4)	$1.15	$(0.45)	$(0.32)	$(0.23)	$(0.10)
Diluted net income (loss) per common share	(4)	(4)	$1.10	$(0.45)	$(0.32)	$(0.23)	$(0.10)
Basic weighted average common shares outstanding	10	139	47,568	82,997	83,535	83,436	97,229
Diluted weighted average common shares outstanding	10	139	49,689	82,997	83,535	83,436	97,229

(1)          Effective November 1, 2000, New Edge acquired West-Net, Inc. for a purchase price of $10.7 million paid in cash and common stock.  The acquisition was accounted for under the purchase method of accounting and the purchase price was allocated to the net assets assumed based on their estimated fair values on November 1, 2000.

(2)          Effective February 14, 2002, New Edge acquired the assets of ATHome Corporation’s AtWork division for a purchase price of $2.9 million paid in cash.  The acquisition was accounted for under the purchase method of accounting and the purchase price was allocated to the assets acquired based on their estimated fair values on February 14, 2002.

(3)          On June 5, 2002, New Edge concluded a debt restructuring in which the debt holders forgave $130.6 million in debt in exchange for stock warrants and common stock.  The restructuring resulted in a net gain of $130.5 million, which has been reflected in income from operations for the year ended December 31, 2002.  The various components of the remaining debt mature in 2006.  In conjunction with the debt restructuring, all shares of preferred stock were converted into common stock and additional common shares were issued for $15.0 million.

(4)          During the years ended December 31, 2000 and 2001, the weighted average shares outstanding were less than 10,000 and 139,000, respectively.  As a result, the net loss per share amounts for the years ended December 31, 2000 and 2001 approximate $(12,912) and $(920), respectively.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
OF EARTHLINK AND NEW EDGE

The unaudited pro forma condensed combined balance sheet combines the historical consolidated balance sheets of EarthLink and New Edge, giving effect to the merger as if it had been consummated on September 30, 2005.  The unaudited pro forma condensed combined statements of operations combine the historical consolidated statements of operations of EarthLink and New Edge, giving effect to the merger as if it had occurred on January 1, 2004.  The historical consolidated financial information has been adjusted to give effect to pro forma events that are (1) directly attributable to the merger, (2) factually supportable and (3) with respect to the statement of operations, expected to have a continuing impact on the combined results.

These unaudited pro forma condensed combined financial statements should be read in conjunction with the historical consolidated financial information and accompanying notes of EarthLink and New Edge, which have been incorporated by reference or included in this information statement/prospectus, respectively.  The unaudited pro forma condensed combined financial statements are not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed at the dates indicated.

The unaudited pro forma condensed combined financial statements were prepared using the purchase method of accounting with EarthLink treated as the acquiring entity.  Accordingly, consideration paid by EarthLink to complete the merger with New Edge will be allocated to New Edge’s assets and liabilities based upon their estimated fair values as of the date of completion of the merger.  The allocation is dependent upon certain valuations and other studies that have not progressed to a stage where there is sufficient information to make a definitive allocation.  Additionally, a final determination of the fair value of New Edge’s assets and liabilities, which cannot be made prior to the completion of the transaction, will be based on the actual net tangible and intangible assets of New Edge that exist as of the date of completion of the merger.  Accordingly, the pro forma purchase price adjustments are preliminary, subject to future adjustments and have been made solely for the purpose of providing the unaudited pro forma condensed combined financial information presented below.

EarthLink expects to incur costs over the next year associated with integrating the two businesses.  Management’s development of these integration plans is underway.  The impact of these plans, assuming they were in place at the date of completion of the merger, could increase or decrease the amount of liabilities recognized in accordance with Emerging Issues Task Force (“EITF”) No. 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination,” and thus could decrease or increase the amount of goodwill and intangible assets recognized.  The unaudited pro forma condensed combined financial statements do not reflect the cost of any integration activities or benefits that may result from synergies that may be derived from any integration activities.

These unaudited pro forma condensed combined financial statements reflect a preliminary allocation of the purchase price as if the merger had been completed on September 30, 2005, with respect to the balance sheet, and on January 1, 2004, with respect to the statements of operations.  The preliminary allocations are subject to change based on finalization of the fair values of the tangible and intangible assets acquired and liabilities assumed as described above.  The estimated purchase price of $148.0 million has been calculated as follows (in thousands):

Cash	$114,300
Fair value of shares issued	30,291
Merger-related transaction costs	3,400
Total preliminary purchase price	$147,991

The cash portion of the preliminary purchase price of $114.3 million is the estimated cash consideration as described in the “The Merger Agreement—Merger Consideration” section of this information statement/prospectus, and it assumes the full payment of New Edge’s tax liabilities of $9.2 million to taxing authorities via the tax liability reserve provided for in the merger agreement.  The fair market value of shares issued reflects the 2.6 million shares of EarthLink common stock to be issued to New Edge stockholders, which assumes no unrecorded liabilities will be identified after closing and the release to the New Edge stockholders of the 0.9 million shares held in escrow, valued at approximately $11.61 per share, the average closing price of EarthLink’s common stock as reported on The Nasdaq National Market on December 13, 2005 and the three trading days before and three trading days after December 13, 2005 (the date the merger was announced).  Merger-related transaction costs include an estimate for investment advisor, legal, accounting and other external costs directly related to the merger.

Under purchase accounting, the total preliminary purchase price is allocated to New Edge’s net tangible and identifiable intangible assets based on their estimated fair values.  The excess of the purchase price over the net tangible and identifiable assets is recorded as goodwill.  The estimated fair market value of net assets acquired was established based upon the September 30, 2005 consolidated balance sheet of New Edge, as well as certain assumptions made by EarthLink management regarding the differences between the historical value and the fair value of the assets acquired.  For pro forma purposes, EarthLink has estimated the value of the acquired customer base is $45.0 million.  EarthLink believes the value of the acquired New Edge network is greater than New Edge’s net book value of such assets; however, EarthLink is currently unable to estimate the fair value of the network.  Additionally, EarthLink has not reflected an estimate for restructuring costs, which would primarily consist of costs of contractual commitments for vacated facilities.  The estimates and assumptions, especially the estimated value of network and identifiable intangible assets acquired, are subject to change based upon a valuation to be performed by a third party and further developments in EarthLink’s integration planning efforts.  Based on a preliminary evaluation, the total preliminary purchase price was allocated as follows (in thousands):

Goodwill	$92,561
Identifiable intangible assets (customer base)	45,000
Net assets acquired	10,430

Total preliminary purchase price allocation	$147,991

UNAUDITED PRO FORMA CONDENSED COMBINED
STATEMENT OF OPERATIONS OF
EARTHLINK, INC. AND NEW EDGE HOLDING COMPANY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005

(in thousands, except per share data)

	Historical EarthLink	Historical New Edge	Pro forma Adjustments		Pro forma Combined

Revenues	$977,424	$95,514	$(1,712	)(i)	$1,071,226

Cost of revenues	285,761	54,081	17,275	(h)	355,405
			(1,712	)(i)

Selling, general and administrative expenses	552,306	27,798	775	(d)	582,008
			1,129	(h)

Depreciation and amortization	—	20,168	(20,168	)(h)	—

Acquisition-related amortization	9,668	—	8,438	(g)	19,870
			1,764	(h)

Facility exit and restructuring costs	2,008	—	—		2,008
Total operating expenses	849,743	102,047	7,501		959,291

Operating income (loss)	127,681	(6,533)	(9,213)		111,935

Gain on investments in other companies, net	2,437	—	—		2,437
Net losses of equity affiliate	(6,934)	—	—		(6,934)
Interest income and other, net	9,211	11	(3,200	)(e)	6,022
Interest expense	—	(2,851)	2,851	(f)	—

Income (loss) before income taxes	132,395	(9,373)	(9,562)		113,460

Provision for income taxes	18,765	—	(1,063	)(l)	17,702

Net income (loss)	$113,630	$(9,373)	$(8,499)		$95,758

Basic earnings (loss) per share	$0.82				$0.68

Diluted earnings (loss) per share	$0.80				$0.66

Basic weighted average shares outstanding	139,056				141,665

Diluted weighted average shares outstanding	141,621				144,230

The accompanying notes are an integral part of these pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED
STATEMENT OF OPERATIONS OF
EARTHLINK, INC. AND NEW EDGE HOLDING COMPANY
FOR THE YEAR ENDED DECEMBER 31, 2004

(in thousands, except per share data)

	Historical EarthLink	Historical New Edge	Pro forma Adjustments		Pro forma Combined

Revenues	$1,382,202	$115,064	$(3,209	)(i)	$1,494,057

Cost of revenues	441,202	66,214	28,487	(h)	532,694
			(3,209	)(i)

Selling, general and administrative expenses	777,485	37,628	1,000	(d)	818,840
			1,033	(d)
			1,694	(h)

Depreciation and amortization		32,927	(32,927	)(h)	—

Acquisition-related amortization	24,363	—	11,250	(g)	38,359
			2,746	(h)

Facility exit and restructuring costs	28,394	—	—		28,394
Total operating expenses	1,271,444	136,769	10,074		1,418,287

Operating income (loss)	110,758	(21,705)	(13,283)		75,770

Loss on investments in other companies	(1,420)	—	—		(1,420)
Interest income and other, net	6,131	(200)	(1,829	)(e)	4,102
Interest expense	—	(5,176)	5,176	(f)	—

Income (loss) before income taxes	115,469	(27,081)	(9,936)		78,452

Provision for income taxes	4,460	—	(555	)(l)	3,905

Net income (loss)	$111,009	$(27,081)	$(9,381)		$74,547

Basic earnings (loss) per share	$0.72				$0.48

Diluted earnings (loss) per share	$0.70				$0.46

Basic weighted average shares outstanding	154,233				156,842

Diluted weighted average shares outstanding	157,815				160,424

The accompanying notes are an integral part of these pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED
BALANCE SHEET OF
EARTHLINK, INC. AND NEW EDGE HOLDING COMPANY
AS OF SEPTEMBER 30, 2005

(in thousands)

ASSETS

	Historical EarthLink	Historical New Edge	Pro forma Adjustments		Pro forma Combined
Current assets:
Cash and cash equivalents	$216,409	$1,061	$(114,300	)(a)	$107,909
			9,200	(a)
			(1,061	)(a)
			(3,400	)(b)
Restricted cash	—	92			92
Investments in marketable securities	141,008	—			141,008
Accounts receivable, net of allowance	31,952	7,778			39,730
Due from Helio	171	—			171
Prepaid expenses	12,460	6,267	(4,601	)(j)	14,126
Other current assets	8,339	3,337			11,676
Total current assets	410,339	18,535	(114,162)		314,712
Long-term investments in marketable securities	43,494	—			43,494
Investment in Helio	75,762	—			75,762
Property and equipment, net	72,493	12,520			85,013
Purchased intangible assets, net	19,661	187	45,000	(c)	64,848
Goodwill	100,216	—	93,948	(a)	192,777
			3,400	(b)
			(45,000	)(c)
			40,213	(k)
Other long-term assets	7,107	5,538	(4,214	)(j)	8,431
Total assets	$729,072	$36,780	$19,185		$785,037

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Current portion of long-term debt	$—	$41,477	$(41,477	)(a)	$—
Trade accounts payable	41,617	11,252			52,869
Due to Helio	427	—			427
Accrued payroll and related expenses	30,737	—			30,737
Other accounts payable and accrued liabilities	91,062	12,471	(318	)(a)	103,215
Deferred revenue	59,284	6,871	(4,601	)(j)	61,554
Total current liabilities	223,127	72,071	(46,396)		248,802

Deferred revenue, net of current portion	1,261	4,214	(4,214	)(j)	1,261
Other long-term liabilities	14,493	708	(708	)(a)	14,493
Total liabilities	238,881	76,993	(51,318)		264,556

Stockholders’ equity (deficit):
Common stock	1,804	2,789	26	(a)	1,830
			(2,789	)(k)
Additional paid-in capital	1,984,158	239,276	30,264	(a)	2,014,422
			(239,276	)(k)
Warrants to purchase common stock	259	—			259
Accumulated deficit	(1,079,132)	(282,278)	282,278	(k)	(1,079,132)
Treasury stock, at cost	(411,389)	—			(411,389)
Unrealized losses on investments	(192)	—			(192)
Deferred compensation	(5,317)	—			(5,317)
Total stockholders’ equity (deficit)	490,191	(40,213)	70,503		520,481
Total liabilities and stockholders’ equity (deficit)	$729,072	$36,780	$19,185		$785,037

The accompanying notes are an integral part of these pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS

1.              Basis of Presentation

On December 12, 2005, EarthLink, Inc. (“EarthLink”) and New Edge Holding Company (“New Edge”) entered into an Agreement and Plan of Merger (the “Agreement”).  Under the terms of the Agreement, EarthLink will acquire 100% of New Edge in a merger transaction for approximately $144.6 million, consisting of 2.6 million shares of EarthLink common stock and $114.3 million in cash, including cash to be used to satisfy certain liabilities.  EarthLink is considered the acquiring entity and, as a result, the historical financial statements of EarthLink constitute the historical financial statements of the merged companies.  Consequently, EarthLink is treated as the continuing reporting entity.  The costs of the transaction incurred by EarthLink will result in an increase in goodwill, and those incurred by New Edge will be expensed prior to the merger and will contribute to an increase in goodwill.

The unaudited pro forma condensed combined financial statements have been prepared assuming approval of the merger by all New Edge stockholders.

The unaudited pro forma condensed combined financial statements assume the issuance of approximately 2.6 million shares of EarthLink common stock, the payment in cash of $114.3 million by EarthLink, and the use of $41.5 million of the $114.3 million of cash to satisfy New Edge’s outstanding debt obligations as of September 30, 2005.  The assumed merger consideration included in the unaudited pro forma condensed combined financial statements and in the previous sentence assumes the release of the 0.9 million of escrow shares to the New Edge stockholders and the full payment by EarthLink of $9.2 million of tax liabilities included in New Edge’s accrued liabilities as of September 30, 2005 via the tax liability reserve provided for in the merger agreement.

The following information should be read in conjunction with the pro forma condensed combined financial statements:

•                  Accompanying notes to the unaudited pro forma condensed combined financial statements.

•                  Separate historical financial statements of EarthLink for the year ended December 31, 2004 and the nine-month periods ended September 30, 2005 and 2004, incorporated by reference into this document.

•                  Separate historical financial statements of New Edge for the year ended December 31, 2004 and the nine-month periods ended September 30, 2005 and 2004, included elsewhere in this document.

The unaudited pro forma condensed combined financial statements are presented for informational purposes only.  The pro forma information is not necessarily indicative of what the financial position or results of operations actually would have been had the merger been completed at the dates indicated.  In addition, the unaudited pro forma condensed combined financial statements do not purport to project the future financial position or operating results of the combined company.  The unaudited pro forma condensed combined financial statements were prepared using the purchase method of accounting with EarthLink treated as the acquirer in accordance with U.S. generally accepted accounting principles.

2.              Pro Forma Adjustments

There were no intercompany balances and transactions between EarthLink and New Edge as of the dates and for the periods of these pro forma condensed combined financial statements.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had EarthLink and New Edge filed consolidated income tax returns during the periods presented.

The pro forma adjustments included in the unaudited pro forma condensed combined financial statements are as follows:

(a)          Reflects the issuance of 2.6 million shares of EarthLink common stock valued at $11.61 per share based on the average closing price three trading days before and three trading days after December 13, 2005, the day the merger was announced, and the payment of $114.3 million in cash, which is used first to repay New Edge’s outstanding debt obligations and $9.2 million of which is retained by EarthLink in accordance with the merger agreement to satisfy New Edge’s accrued tax liabilities.  Also reflects the use of New Edge’s $1.1 million of cash in addition to the $114.3 million to repay outstanding debt obligations pursuant to the merger agreement.

(b)         Reflects EarthLink’s estimated transaction costs of $3.4 million.

(c)          Represents the recognition of an intangible asset of $45.0 million associated with the estimated value of the acquired New Edge customer base.

(d)         Represents the cost of cash bonus and equity compensation arrangements entered into in connection with the merger.

(e)          Represents the elimination of EarthLink’s interest income associated with the cash consideration to be paid in connection with the merger.

(f)            Represents the elimination of interest expense associated with New Edge’s debt obligations, which are to be repaid upon consummation of the merger.

(g)         Represents amortization expense attributable to the adjustment to record an intangible asset for the acquired New Edge customer base using a four-year estimated useful life.

(h)         Adjustment to conform New Edge’s accounting policies to EarthLink’s accounting policies, specifically to reclassify depreciation and amortization.

(i)             Adjustments to eliminate New Edge’s recognition of amortized activation fee, equipment and other revenue and cost of revenue associated with revenue arrangements entered into prior to January 1, 2004, the assumed date of acquisition for the pro forma statements of operations, because the deferred revenue and deferred cost of revenue at the date of acquisition will be eliminated in purchase accounting.

(j)             Elimination of New Edge’s deferred revenue for activation fee, equipment and other revenue and deferred cost of revenue for revenue arrangements entered into prior to September 30, 2005, the assumed date of acquisition for the pro forma balance sheet, because the deferred revenue and deferred cost of revenue at the date of acquisition will be eliminated in purchase accounting.

(k)          Elimination of New Edge’s stockholders’ deficit balances.

(l)             Represents the estimated reduction in the provision for income taxes due to lower estimated alternative minimum tax amounts due and less utilization of acquired net operating loss carryforwards.

3.              Pro Forma Earnings Per Share

The pro forma basic and diluted earnings per share are based on the weighted average number of shares of EarthLink securities outstanding, adjusted for the shares to be issued by EarthLink as consideration for the merger.

COMPARATIVE HISTORICAL AND UNAUDITED
PRO FORMA PER SHARE INFORMATION

The following table sets forth (i) historical basic and diluted earnings per share, historical cash dividends per share and historical book value per share of EarthLink, (ii) historical basic and diluted net loss per share, historical cash dividends per share and historical book value per share of New Edge, (iii) unaudited pro forma combined basic and diluted earnings per share, unaudited pro forma combined cash dividends per share and unaudited pro forma combined book value per share of EarthLink after giving effect to the merger and (iv) unaudited pro forma combined equivalent basic and diluted earnings per share, unaudited pro forma combined equivalent cash dividends per share and unaudited pro forma combined equivalent book value per share of New Edge based on a merger exchange rate of 0.02636 shares of EarthLink common stock for each share of New Edge common stock (based upon the 97,243,776 shares of New Edge common stock outstanding and 3,507,419 exercisable “in-the-money” options outstanding as of the date of the signing of the merger agreement).  The information in the table should be read in conjunction with the audited consolidated financial statements of EarthLink, and the notes thereto, which are incorporated by reference, and the unaudited pro forma combined financial information and notes thereto included elsewhere herein.  The unaudited pro forma combined financial information is not necessarily indicative of the earnings, dividends or book value per share that would have been achieved had the merger been consummated as of the beginning of the period presented and should not be construed as representative of such amounts for any future dates or periods.

	As of and for the Nine Months Ended September 30, 2005, as Applicable	As of and for the Year Ended December 31, 2004, as Applicable
Basic Earnings (Loss) Per Share
EarthLink historical	$0.82	$0.72
New Edge historical	$(0.10)	$(0.32)
EarthLink pro forma (1) (2)	$0.68	$0.48
New Edge pro forma equivalent (3)	$0.02	$0.01

Diluted Earnings (Loss) Per Share
EarthLink historical	$0.80	$0.70
New Edge historical	$(0.10)	$(0.32)
EarthLink pro forma (1) (2)	$0.66	$0.46
New Edge pro forma equivalent (3)	$0.02	$0.01

Dividends Per Share (4)

Book Value Per Share at Period End
EarthLink historical (5)	$3.75	$3.68
New Edge historical (5)	$(0.41)	$(0.47)
EarthLink pro forma (2) (6)	$3.90	$3.82
New Edge pro forma equivalent (3)	$0.10	$0.10

(1)          Pro forma combined basic and diluted earnings per share is computed using the weighted average number of shares of EarthLink common stock outstanding, after issuance of EarthLink common stock in this merger.  Diluted earnings per share also gives effect to any dilutive securities.

(2)          See Unaudited Pro Forma Condensed Combined Financial Information included elsewhere in this information statement/prospectus.

(3)          The New Edge equivalent pro forma combined per share amounts are computed by multiplying the respective unaudited pro forma combined amounts by the quotient determined by dividing the number of shares of EarthLink common stock to be issued in the merger by the number of shares of New Edge common stock to be converted into shares of EarthLink common stock, or 0.02636.

(4)          Neither EarthLink nor New Edge declared and paid dividends during the year ended December 31, 2004 or the nine months ended September 30, 2005.

(5)          Historical book value per share is computed by dividing stockholders’ equity (deficit) by the number of shares of common stock outstanding at the end of the period.

(6)          The pro forma combined book value per share is computed by dividing pro forma stockholders’ equity (deficit), including the effect of pro forma adjustments, by the pro forma number of shares of EarthLink common stock which would have been outstanding had the merger been consummated as of the dates indicated.

MARKET PRICE INFORMATION

EarthLink’s common stock trades on The Nasdaq National Market under the symbol “ELNK.” As of January 25, 2006, EarthLink had 1,932 stockholders of record.  The table below sets forth, for the calendar quarters indicated, the high and low sales prices of EarthLink common stock as reported on The Nasdaq National Market:

	EarthLink
	High	Low
2006:
First Quarter (through March 13, 2006)	$ 12.21	$ 8.80

2005:
First Quarter	11.77	8.11
Second Quarter	10.72	8.32
Third Quarter	10.75	8.65
Fourth Quarter	12.06	10.07

2004:
First Quarter	11.49	7.85
Second Quarter	11.05	8.59
Third Quarter	10.68	8.69
Fourth Quarter	11.99	9.98

The following table sets forth the closing sales prices of the common stock of EarthLink on December 12, 2005, the last trading day before the public announcement of the execution and delivery of the merger agreement, and March 13, 2006, the most recent date for which prices were practicably available prior to the date of this information statement/prospectus.  The table also sets forth the value of the fraction of a share of EarthLink common stock that a New Edge stockholder would have received for one share of New Edge common stock, assuming that the transactions had taken place on those dates.

	EarthLink	Pro Forma Equivalent

Closing price on December 12, 2005	$11.65	$ 0.31
Closing price on March 13, 2006	$8.84	$ 0.23

EARTHLINK’S STOCK PRICE FLUCTUATES.  EACH SHARE OF NEW EDGE COMMON STOCK THAT IS EXCHANGED FOR EARTHLINK COMMON STOCK WILL RECEIVE AN ESTIMATED $0.58 IN CASH AND FROM 0.01757 TO 0.02636 SHARES OF EARTHLINK COMMON STOCK, DEPENDING ON THE NUMBER OF SHARES THAT ARE RELEASED FROM ESCROW.  THE LAST REPORTED SALE PRICE OF EARTHLINK COMMON STOCK AS REPORTED ON THE NASDAQ NATIONAL MARKET ON MARCH 13, 2006 WAS $8.84 PER SHARE.  IF EARTHLINK’S STOCK PRICE INCREASES OR DECREASES, THE VALUE OF THE MERGER CONSIDERATION RECEIVED BY EACH NEW EDGE STOCKHOLDER WILL BE HIGHER OR LOWER, RESPECTIVELY.

There is no established trading market for New Edge common stock.

APPROVAL OF THE MERGER

Recommendation of the Board of Directors of New Edge

New Edge’s board of directors, after careful consideration and based upon its determination that the merger is in the best interests of New Edge and its stockholders, unanimously adopted and approved the merger agreement and recommended that New Edge’s stockholders approve and adopt the merger agreement and the transactions contemplated thereby.  The determination of the board of directors with respect to the merger is based on a number of factors.  See “The Merger and Special Factors Related to the Merger—Background of the Merger” and “—New Edge’s Reasons for the Merger; Recommendation of New Edge’s Board of Directors.”

Approval by the Principal Stockholders of New Edge

On December 12, 2005, after the merger agreement had been executed and delivered by EarthLink and New Edge, New Edge’s principal stockholders delivered a written stockholders’ consent in lieu of meeting to approve the merger.  Since these principal stockholders control more than a majority of the outstanding votes of New Edge required to approve the merger, no further vote is necessary to approve the merger.

This information statement/prospectus also serves as notice of action taken without a meeting, in accordance with Sections 228 and 242 of the DGCL, as it relates to the approval of the merger agreement, the merger and each of the other transactions and documents contemplated thereby to which New Edge was or is a party, by the holders of a majority of the issued outstanding capital stock of New Edge by non-unanimous written consent, dated as of December 12, 2005.  A copy of the merger agreement is attached hereto as Appendix A.

QUOTATION ON THE NASDAQ NATIONAL MARKET SYSTEM

The merger agreement provides that EarthLink will use its best efforts to cause the shares of EarthLink common stock to be issued in the merger to be approved for trading on The Nasdaq National Market.

THE MERGER AND SPECIAL FACTORS RELATED TO THE MERGER

This section contains material information pertaining to the proposed merger.  The following summary is not complete and is subject to, and qualified in its entirety by reference to, the complete text of the merger agreement, which is incorporated by reference and attached as Appendix A to this document.  WE URGE YOU TO READ CAREFULLY THE FULL TEXT OF THE MERGER AGREEMENT.

Structure

Subject to the terms and conditions of the merger agreement, and in accordance with Delaware law, at the completion of the merger, MergerCo, a wholly-owned subsidiary of EarthLink, will merge with and into New Edge.  New Edge will be the surviving corporation in the merger and will continue to operate as an independent company under its current name and in substantially the same manner as it has in the past, except that New Edge will have a different capital structure and will have a new controlling stockholder.  When the merger is completed, the separate corporate existence of MergerCo will terminate.

Background of the Merger

New Edge had revenues of $115.1 million and a net loss of $(27.1) million for the year ended December 31, 2004, and revenues of $95.5 million and a net loss of $(9.4) million for the nine months ended September 30, 2005.

In pursuing strategies for maximizing stockholder value, New Edge periodically considers opportunities for mergers and acquisitions, joint ventures, strategic alliances and other corporate opportunities.

On March 18, 2005, Dan Moffat, Chief Executive Officer of New Edge, first contacted Garry Betty, President and Chief Executive Officer of EarthLink, regarding a possible business combination.  On March 22, 2005, Graham Sayers, Vice President, Corporate Development of EarthLink, contacted Dan Moffat to further discuss a possible business combination.  The parties first met in person when Garry Betty, Graham Sayers and Brinton Young, former Executive Vice President of Strategy of EarthLink, met with Dan Moffat and John Hesse,

Chief Financial Officer of New Edge, in Vancouver, Washington on April 14, 2005 to discuss a possible business combination.  Another face-to-face meeting was held between the parties on April 20, 2005.  A Mutual Non-Disclosure Agreement was executed on April 27, 2005.  Discussions on this matter resumed in the early summer of 2005.  During the month of June 2005, Garry Betty and Dan Moffat of New Edge participated in numerous in-person meetings and telephone conference calls to discuss the possibility of such a transaction.

In early June 2005, New Edge formally engaged Goldman, Sachs & Co. (“Goldman Sachs”) as its financial advisor in connection with a potential merger transaction.  Pursuant to the terms of this engagement, upon the consummation of a merger, Goldman Sachs would charge a customary transaction fee, such transaction fee to be paid in cash upon consummation of the merger (except fees on amounts paid into escrow in the merger, which are payable upon the establishment of such escrow).  New Edge also agreed to pay the reasonable expenses of Goldman Sachs in connection with such services.

On June 7, 2005, a diligence meeting attended by EarthLink and its representatives from Credit Suisse First Boston (“CSFB”) and New Edge and its representatives from Goldman Sachs was held at the offices of New Edge in Vancouver, Washington.  Following the June 7, 2005 meeting, additional diligence sessions were held telephonically and attended by personnel of New Edge and personnel of EarthLink.

On July 6, 2005, following the last of such diligence sessions, Kevin Dotts, Executive Vice President and Chief Financial Officer of EarthLink, and its advisor, CSFB, provided Dan Moffat of New Edge with non-binding proposed terms for a business combination transaction.  At the next meeting of the board of directors of New Edge, Dan Moffat reported to the board regarding EarthLink’s proposed terms.  After discussion, the New Edge board of directors instructed Dan Moffat to suspend discussions with EarthLink and seek other possible alternatives to the transaction with EarthLink.

New Edge and Goldman Sachs then conducted an extensive competitive process to explore other possible alternatives and combinations with other enterprises, both private and public.  By mid-September 2005, New Edge was in discussions with other companies regarding a potential merger.  At that time, Dan Moffat of New Edge contacted Garry Betty of EarthLink to reopen discussions regarding proposed terms of a business combination.

On September 27, 2005, Kevin Dotts of EarthLink and its advisor, CSFB, provided Dan Moffat of New Edge with a revised non-binding proposal for a business combination.  Dan Moffat reported to the New Edge board of directors on the updated discussions.  The management of New Edge, along with Goldman Sachs, continued to evaluate other alternatives to the transaction with EarthLink.

On October 27, 2005, Kevin Dotts and Graham Sayers of EarthLink and John Hesse of New Edge, along with their advisors, met for further discussions in San Francisco, California.

On November 1, 2005, New Edge distributed an initial draft merger agreement prepared by its outside counsel in the transaction, Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”), to EarthLink and its outside counsel in the transaction, Hunton & Williams LLP (“Hunton & Williams”).  New Edge requested that EarthLink and other interested parties submit (i) a copy of the draft merger agreement with any alterations necessary to execute the merger agreement by November 7, 2005 and (ii) a definitive offer to acquire all the stock of New Edge by November 11, 2005.

On November 2, 2005, EarthLink submitted an extensive list of due diligence requests to New Edge.  Throughout November 2005, the parties made arrangements for EarthLink’s representatives and advisors to conduct additional due diligence at the offices of New Edge and with New Edge’s outside legal counsel, DLA Piper Rudnick Gray Cary US LLP (“DLA Piper”).  EarthLink personnel from sales, marketing, network engineering, information technology, regulatory, operations, accounting, finance and human resources made multiple visits to New Edge offices in Vancouver, Washington to conduct diligence meetings, and New Edge personnel and DLA Piper provided documents to EarthLink in response to its due diligence requests.

On November 9, 2005, EarthLink submitted to Fried Frank a marked copy of the merger agreement containing the alterations EarthLink deemed necessary to execute the merger agreement.  On November 11, 2005, EarthLink submitted to Goldman Sachs a non-binding offer to acquire New Edge.  On November 13, 2005, Goldman Sachs and CSFB met telephonically to discuss the November 11, 2005 proposal.  On November 14, 2005, Dan Moffat and Garry Betty also met telephonically to discuss the November 11, 2005 proposal.

On November 23, 2005, EarthLink submitted to Goldman Sachs a revised non-binding offer to acquire New Edge.  Following the November 23, 2005 proposal, there were ongoing discussions between the companies and their advisors.

On December 1, 2005, EarthLink submitted to Goldman Sachs a final non-binding offer to acquire New Edge by merging New Edge into a wholly-owned subsidiary of EarthLink.  In return, the New Edge stockholders would receive a combination of cash and EarthLink common stock for each share of New Edge common stock.  On December 2, 2005, after substantial discussion and consideration by New Edge’s management, including management’s consultation and discussion with directors on New Edge’s board, New Edge accepted the non-binding proposal made by EarthLink on December 1, 2005.

From December 2, 2005 to December 11, 2005, New Edge and EarthLink, together with their respective legal and financial advisors, discussed the terms of the merger agreement.  These discussions covered various aspects of the transaction, including the representations and warranties of the parties, the restrictions on New Edge’s business, the conditions to the consummation of the merger, the provisions regarding the repayment of debt, the treatment of New Edge options and warrants and employee matters.

During this same period, numerous additional diligence review and other meetings were held in Vancouver, Washington and were attended by management team members from all functional areas of New Edge, including operations, engineering, regulatory, finance, marketing, sales, business development, human resources, legal, information technology and others, and various members of the EarthLink management team.  New Edge personnel and its outside legal counsel continued to provide documents to EarthLink in response to its due diligence requests.

Throughout this period, the board of directors of New Edge received regular reports regarding the developments and discussions with EarthLink through numerous telephone conference calls.

On December 11, 2005, after completion of due diligence, a review of all the terms of the transaction, a report from Fried Frank on the legal aspects of the transaction, and a report from Goldman Sachs about the results of the competitive process New Edge and Goldman Sachs had conducted with numerous other possible partners, New Edge’s board unanimously approved the merger agreement.  On December 12, 2005, after a review of all the terms of the transaction, a report from Hunton & Williams regarding the legal aspects of the transaction and a report from CSFB regarding the fairness of the transaction to EarthLink, EarthLink’s board unanimously approved the merger agreement.  On December 12, 2005, New Edge and EarthLink executed and delivered the merger agreement, and thereafter a majority of New Edge’s stockholders delivered a non-unanimous written consent approving the merger agreement.  On December 13, 2005, EarthLink issued a press release jointly with New Edge announcing the execution of the merger agreement.

New Edge’s Reasons for the Merger; Recommendation of New Edge’s Board of Directors

At a meeting held on December 11, 2005, after careful consideration, the New Edge board of directors unanimously:

•                  determined that the merger was advisable, fair to and in the best interests of New Edge and its stockholders;

•                  approved the merger agreement; and

•                  resolved to recommend that the New Edge stockholders adopt the merger agreement and the transactions contemplated thereby.

In reaching its decision, the New Edge board of directors identified a number reasons for, and potential benefits to New Edge stockholders of, the merger, including among others:

•                  EarthLink’s proposal presented New Edge with a viable strategic alternative while affording its stockholders the opportunity to sell their common stock for EarthLink common stock and cash at a price (based on the December 12, 2005, closing per share price of EarthLink common stock of $11.50 and based on New Edge’s then outstanding indebtedness and estimated merger expenses) of $0.90 per share (representing $0.60 in cash and 0.02635 shares of EarthLink common stock valued at $0.3030 (assuming release of all of the EarthLink shares to be held in escrow to indemnify EarthLink for losses));

•                  based on the extensive competitive process conducted by Goldman Sachs and New Edge, EarthLink’s proposal was clearly the most viable strategic alternative for New Edge and its stockholders;

•                  the proposed merger better accomplished the goals of New Edge’s board of directors as more fully described under “Background of the Merger” beginning on page 39;

•                  the combined experience, financial resources, number of employees, and breadth of product offerings may allow the combined company to respond more quickly and effectively to technological change, competition and market demands; and

•                  the cost savings synergies that may be achieved from savings associated with operating efficiencies.

In reaching its decision to approve the merger agreement and recommend the adoption of the merger to the New Edge stockholders, the New Edge board of directors consulted with New Edge’s management and legal counsel and financial advisors regarding the strategic, operational, financial and other aspects of the merger.  In the course of reaching its decision to approve the merger agreement, the factors the board considered included, but were not limited to, the following:

•                  the reasons for the merger described above;

•                  New Edge’s deteriorating cash position and continued operating losses;

•                  after engaging in a competitive process to solicit proposals from the most likely acquirers of New Edge, all of which were familiar with New Edge and its business and which New Edge’s board of directors determined were in the best position to offer competitively attractive acquisition proposals, the merger with EarthLink was clearly the most viable and attractive transaction for New Edge stockholders;

•                  reports from New Edge’s management as to the results of its due diligence investigation of EarthLink;

•                  historical information concerning New Edge’s and EarthLink’s respective businesses, prospects, financial performance and condition, operations, management and competitive position, including the results of operations for each company;

•                  the terms of the merger agreement, including the structure and overall valuation of the transaction and the belief that the terms of the merger agreement, including the parties’ representations, warranties and covenants and the conditions to their respective obligations, are reasonable;

•                  the fact that the cash component of the transaction consideration would provide liquidity to stockholders;

•                  New Edge’s management’s view of the prospects for New Edge as an independent company;

•                  the impact of the merger on New Edge’s customers, strategic partners and employees; and

•                  the compatibility of the businesses of New Edge and EarthLink.

In its deliberations concerning the proposed merger, the New Edge board of directors also considered the potential adverse impact of other factors, including:

•                  the ongoing risks the combined company would face in the industry, taking into account the challenging Internet services market and its effect on New Edge’s business on a stand-alone basis;

•                  the risk that the potential benefits anticipated as a result of the merger may not materialize or may be substantially delayed;

•                  the fact that receipt of the merger consideration by the stockholders of New Edge will be a taxable transaction for U.S. federal income tax purposes;

•                  the fact that to the extent New Edge stockholders receive cash consideration in accordance with the merger agreement, they will not participate in any future growth potential of the combined company;

•                  the fees payable to Goldman Sachs in consideration for its services as New Edge’s financial advisor in connection with the merger;

•                  the risk that, despite the efforts of the combined company, key management, marketing, technical, administrative and other personnel might not remain employed by the combined company;

•                  the fact that the stock portion of the merger consideration is fixed, subject only to limited adjustments, and may decline in value prior to the consummation of the merger;

•                  the restrictions that the merger agreement imposes on New Edge’s ability to pursue a competitive transaction with any other potential acquirers and to operate its business until the transaction closes or the merger agreement is terminated;

•                  the interests that certain of New Edge’s directors and officers may have with respect to the merger in addition to their interests as stockholders generally, as described in “Interests of Certain Persons in the Merger” beginning on page 46; and

•                  the other applicable risks described in this information statement/prospectus under “Risk Factors” beginning on page 7.

After due consideration, the New Edge board of directors concluded that the potential benefits to New Edge stockholders of the merger with EarthLink outweighed the risks associated with the merger.  The above discussion of the material factors considered by the New Edge board of directors is not intended to be exhaustive, but does set forth the principal factors considered by the New Edge board.  The New Edge board of directors reached the unanimous decision to approve the merger agreement in light of the various factors described above and the other factors that each member of the board felt were appropriate.  In view of the variety of factors considered by the New Edge board, the board did not find it constructive to and did not attempt to quantify, rank or otherwise assign relative weights to the factors considered in reaching its decision.  Rather, New Edge’s board of directors considered the totality of the information presented to it and the investigation conducted by it.  In considering the factors discussed above, individual directors may have given different weights to different factors.

Approval by the Principal Stockholders of New Edge

Each of New Edge’s principal stockholders, who collectively constitute the holders of a majority of the outstanding shares of New Edge’s capital stock, delivered, following the execution of the merger agreement, a non-unanimous written consent in lieu of a meeting adopting and approving the merger agreement and the transactions contemplated by the merger agreement.  Since these stockholders control more than a majority of the outstanding votes of New Edge required to approve the merger, no further vote is necessary to approve the merger.

EarthLink’s Reasons for the Merger

The EarthLink board of directors has unanimously approved the merger agreement and has determined that the merger agreement and the merger is in the best interests of EarthLink and its stockholders.  In reaching this decision, the EarthLink board considered the terms and conditions of the merger agreement and the ancillary agreements, as well as a number of other factors, including those listed below:

•                  the merger creates an opportunity for EarthLink to utilize New Edge’s broadband national network platform, the largest independent broadband national network platform, to drive its growth;

•                  the merger will broaden EarthLink’s existing Small-Medium Enterprise (“SME”) products;

•                  the merger will provide EarthLink with access to New Edge’s developed channels and experienced personnel;

•                  the combination will provide EarthLink with a unique and difficult to duplicate network asset; and

•                  together, EarthLink and New Edge will be able to package their voice, data, protection and security tools to meet the rapidly growing demand for high-speed access and virtual private network (“VPN”) services by both small office and home office users as well as SME customers.

The foregoing list comprises the material factors considered by the EarthLink board of directors in its consideration of the merger.  In view of the variety of factors and information considered, the EarthLink board did not find it practicable to, and did not, make specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its decision.  Rather, the decision was made after consideration of all of the factors as a whole.  In addition, individual members of the EarthLink board of directors may have given different weight to different factors.

Completion of the Merger

The merger will be completed when all of the conditions to completion of the merger are satisfied or waived.  The merger will become effective when a duly executed and delivered certificate of merger is filed with the Secretary of State of the State of Delaware.

EarthLink and New Edge intend to complete the merger as soon as practicable after all closing conditions are satisfied.  EarthLink and New Edge anticipate that the merger will be completed during the second quarter of 2006.

Material United States Federal Income Tax Consequences of the Merger

U.S. TREASURY CIRCULAR 230 DISCLOSURE

THE DISCUSSION CONTAINED IN THIS INFORMATION STATEMENT/PROSPECTUS AS TO MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING UNITED STATES FEDERAL TAX PENALTIES.  SUCH DISCUSSION WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED IN THIS INFORMATION STATEMENT/PROSPECTUS, AND ANY TAXPAYER TO WHOM THE TRANSACTIONS OR MATTERS ARE BEING PROMOTED, MARKETED OR RECOMMENDED SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

General.  The following describes the material United States federal income tax consequences of the merger that are generally applicable to U.S. holders of New Edge common stock.  However, this discussion does not address all aspects of taxation that may be relevant to particular U.S. holders in light of their personal investment or tax circumstances or to persons who are subject to special treatment under the United States federal income tax laws.  This discussion deals only with U.S. holders that hold shares of New Edge common stock as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”).  In addition, this discussion does not address the tax treatment of special classes of U.S. holders, such as banks, insurance companies, tax-exempt entities, financial institutions, broker-dealers, persons holding New Edge common stock as “qualified small business stock” or “section 1244 stock,” persons holding New Edge common stock as part of a hedging, “straddle,” conversion or other integrated transaction, United States expatriates, or persons subject to the alternative minimum tax or persons whose right to receive the merger consideration is subject to vesting restrictions.  This discussion may not be applicable to stockholders who acquired New Edge common stock pursuant to the exercise of options or warrants, or otherwise as compensation.  Furthermore, this discussion does not address any aspect of state, local or foreign tax considerations.  Each New Edge stockholder is urged to consult their own tax advisor as to the specific tax consequences of the merger, including the applicable federal, state, local and foreign tax consequences of the merger.

As used in this information statement/prospectus, a “U.S. holder” means a holder of New Edge common stock who is for United States federal income tax purposes:

•                  a citizen or resident of the United States;

•                  a corporation, partnership or other entity that is classified as a corporation or partnership for United States federal income tax purposes, and that is created or organized under the laws of the United States or any state within the United States or the District of Columbia;

•                  an estate whose income is includible in gross income for United States federal income tax purposes regardless of its source; or

•                  a trust whose administration is subject to the primary supervision of a United States court and that has one or more United States persons who have the authority to control all substantial decisions of the trust.

This discussion is based on current law, which is subject to change, possibly with retroactive effect.

Consequences of the merger to New Edge stockholders.  Exchange of New Edge common stock for the right to receive cash and stock in the merger or pursuant to the exercise of appraisal rights by a U.S. holder will be a taxable transaction for United States federal income tax purposes.  In general, a U.S. holder will recognize capital gain or loss equal to the difference between the value of the merger consideration the U.S. holder receives (or, in the case of escrowed shares, is treated as having received) and the U.S. holder’s tax basis in the New Edge common stock exchanged in the merger.  For these purposes, the value of the merger consideration generally will be equal to the sum of the cash and the value of the EarthLink common stock received for United States federal income tax purposes.

A U.S. holder generally must report gain (but not loss) attributable to the receipt of the merger consideration (including any escrowed shares of EarthLink common stock and such U.S. holder’s share of cash held in the tax liability reserve) on the installment method.  New Edge stockholders should consult their own tax advisors to determine whether the installment method applies, if it does the specific consequences to them of such treatment, and whether they should make an election not to report the merger on the installment method.

A U.S. holder generally may not recognize a loss upon exchanging such holder’s New Edge common stock in the merger until (i) all shares of EarthLink common stock held in escrow are returned to EarthLink or released and (ii) all cash held in the tax liability reserve is paid to settle the tax liabilities or distributed.  However, a U.S. holder who realizes a loss as a result of the merger may recognize that loss if such holder (x) makes an election to receive any dividends or other distributions payable in respect of, and to exercise voting rights with respect to, such holder’s proportionate share of the escrowed shares, and is treated for United States federal income tax purposes as having received from EarthLink at the closing such holder’s proportionate share of the escrowed shares of EarthLink common stock, and (y) exercises its right to sell, assign, convey or transfer its right to receive a distribution of cash from the remaining balance, if any, of the tax liability reserve.

Gain or loss will be calculated separately for each block of New Edge shares, with each block of shares consisting of shares acquired at the same cost in a single transaction.  Such gain or loss will be long-term capital gain or loss if the U.S. holder held the New Edge common stock for more than one year as of the effective time of the merger.  Certain limitations apply to the deductibility of capital losses.

Tax matters, including the consequences of the merger to New Edge stockholders described above, can be complicated.  New Edge stockholders should consult their own tax advisors as to the specific tax consequences to them of the merger in light of their specific circumstances, including the consequences of making the elections described above and the timing of recognition of any gain or loss.

Federal income tax backup withholding.  A U.S. holder may be subject to backup withholding at the rate of 28% with respect to a payment in the merger unless the U.S. holder:

•                  is a corporation or comes within certain other exempt categories (including financial institutions, tax-exempt organizations and non-U.S. stockholders) and, when required, demonstrates this fact; or

•                  provides a correct taxpayer identification number and certifies, under penalties of perjury, that the U.S. holder is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules.

To prevent backup withholding, each New Edge stockholder should complete and sign the substitute Form W-9 included in the letter of transmittal, which will be sent to each New Edge stockholder if the merger is completed.  Any amount withheld under these rules may be credited against the U.S. holder’s United States federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

Stockholders other than U.S. holders may be required to establish a basis for exemption from backup withholding on an appropriate Form W-8 (including a Form W-8BEN, W-8ECI, W-8EXP and W-8IMY), as applicable.  If withholding is made and results in an overpayment of taxes by a non-U.S. holder, a refund may be obtained, provided that the required information is furnished to the Internal Revenue Service.

Consequences to holders of options to purchase shares of New Edge common stock.  The receipt of cash and EarthLink common stock in exchange for or in cancellation of New Edge stock options, which have been issued to employees and directors of New Edge, will be taxable as compensation income and will be subject to applicable withholding and employment taxes.

Each New Edge stockholder is strongly urged to consult their own tax advisor as to the specific tax consequences of the merger, including the applicability and effect of United States federal, state, local and foreign income and other tax laws, in view of each New Edge stockholder’s particular circumstances.

Management and Operations of EarthLink and New Edge Following the Merger

General.  After the merger is completed, it is anticipated that New Edge will continue to operate under its current name as a wholly-owned subsidiary of EarthLink.

Management After the Merger.  The executive officers of EarthLink following the merger will be the same as the executive officers prior to the merger.  The officers of MergerCo prior to the merger will be the officers of the surviving corporation after the merger.

Board of Directors After the Merger.  The board of directors of EarthLink following the merger will be the same as the EarthLink board of directors prior to the merger.  The board of directors of the surviving corporation will be the same as the board of directors of MergerCo prior to the merger.

Interests of Certain Persons in the Merger

In considering the recommendation of the New Edge board of directors in favor of the merger agreement and the transactions contemplated thereby, each New Edge stockholder should be aware that some directors and officers of New Edge have interests in the merger that may be different from, or in addition to, New Edge stockholders’ interests.  The New Edge board of directors was aware of these potential interests and considered them.  To the extent they are material, these potential interests are described in the following paragraphs.

Employment Agreements

New Edge entered into employment agreements with its executive officers, Daniel G. Moffat, John Hesse and Jonathan Mapes, as of December 8, 2005, which agreements do not take effect, if at all, until the effective time of the closing of the merger.

If New Edge or EarthLink now maintains or, while the executive is rendering services to New Edge, establishes an incentive or other compensation plan or benefit program for their corporate, operating or executive officers or other management, the executive will be eligible to participate in each such plan or benefit program pursuant to its terms.  Each executive will be entitled to participate in EarthLink’s Change-In-Control Accelerated Vesting and Severance Plan and EarthLink’s Executive Severance Plan for non-change of control events in accordance with and subject to the terms of such plans.  The agreements also provide that each executive will be granted options to purchase shares of the common stock of EarthLink and RSUs as described in the section titled “Retention Awards” below.

An executive’s employment may be terminated by New Edge with or without Cause (as defined in the agreement) at any time.  An executive may also voluntarily terminate employment with or without Good Reason (as defined in the agreement) at any time.  If the executive’s employment is terminated by New Edge for Cause or by the executive other than for Good Reason, New Edge will have no obligation to pay the executive any amount beyond the effective date of such termination except as required by law.  If New Edge terminates the executive’s employment other than for Cause or the executive terminates employment for Good Reason, in addition to any amounts that the executive may otherwise be entitled to receive under the plans or arrangements in which he or she is then participating, upon the executive’s execution of a waiver and release agreement satisfactory to New Edge, the executive will receive (i) all earned but unpaid bonus payments subject to the terms of any applicable plan or plans; (ii) an amount in cash equal to the one-time cash bonus, to the extent that New Edge has not previously paid such amount to the executive prior to the termination of the executive’s employment; and (iii) the executive’s base salary through the date of termination.

However, if the executive is determined to be a “specified employee,” within the meaning of Section 409A of the Code, then, to the extent necessary to comply with Section 409A, the amounts the executive is entitled to receive as a result of such termination will not be paid before the date that is six months after the date of the executive’s separation from service (or, if earlier, the date of the executive’s death).

Each executive agrees to be bound by an Employee Confidentiality and Invention Assignment Agreement.  Each executive also agrees that during the period of his or her employment, the executive will not, directly or indirectly, accept employment or compensation from, or perform services of any nature for, any business enterprise other than on behalf of New Edge and its affiliates.  Each executive also agrees that for a period of one year after the end of the executive’s employment with New Edge, the executive will not, for the executive’s own benefit or for the benefit of any other person or entity other than New Edge, engage in certain specified competitive behavior or hire, retain or engage any employees or certain former employees of New Edge.

Except with respect to salaries earned and reimbursable expenses incurred in the ordinary course of business, each executive agrees that New Edge will be generally released from all claims, causes of action, grievances, contracts, promises, liabilities, judgments, damages (including, but not limited to, actual, compensatory, exemplary and punitive damages) and/or any other liabilities of any kind whatsoever that may exist which the executive has, or in the future may have, against New Edge arising out of the executive’s employment with New Edge and/or any other occurrence, condition, fact or circumstance whatsoever prior to the effective time of the merger, whether known or unknown.

Each executive agrees that in the event of termination for any reason (other than death), the executive will cooperate with New Edge and its affiliates and be reasonably available to New Edge and its affiliates with respect to continuing and future matters arising out of his or her employment or any other relationship with New Edge or its affiliates, whether such matters are business-related, legal or otherwise.

Retention Awards

At the closing of the merger, EarthLink will issue retention awards to certain employees and members of management of New Edge as described in the description of the merger agreement.

D & O Insurance

The merger agreement provides that EarthLink and MergerCo will provide, after the closing date of the merger and until the sixth anniversary of the closing date of the merger, indemnification to New Edge’s directors and officers.   EarthLink shall also cause to be purchased a directors’ and officers’ liability insurance policy, which they will maintain for six years after the effective time of the merger, of at least the same coverage and amounts and containing terms and conditions which are in the aggregate no less advantageous than New Edge’s existing directors’ and officers’ liability insurance policy, subject to certain limitations.

Stock and Options of Directors and Executive Officers

In addition to the interests of New Edge’s directors and officers in the merger that may be different from other New Edge stockholders’ interests, each of New Edge’s directors and officers owns New Edge common stock and/or options to purchase New Edge common stock, as more fully described in the merger agreement.

Accounting Treatment

EarthLink intends to treat the merger as a purchase by EarthLink of New Edge under U.S. generally accepted accounting principles.  Under the purchase method of accounting, the assets and liabilities of New Edge will be recorded, as of the completion of the merger, at the respective fair market values, in the financial statements of EarthLink.  Financial statements and reported results of operations of EarthLink issued after the completion of the merger will reflect these values but will not be restated retroactively to reflect the historical financial position or results of operations of New Edge.

Regulatory Approvals Required for the Merger

FCC Approval

In order to consummate the merger, the FCC must approve the transfer of control of New Edge to EarthLink.  New Edge and EarthLink have completed filing joint applications seeking these approvals.  The FCC considers whether EarthLink is qualified to control New Edge’s FCC licenses and authorizations and whether the public interest, convenience and necessity will be served by the transfer of control to EarthLink.  New Edge and EarthLink believe that the joint applications demonstrate compliance with these standards.  The last of these applications that are material to the transaction was placed on public notice by the FCC on January 4, 2006, and approved for grant by the FCC on February 23, 2006, which approval became final on February 23, 2006.

State PUCs

EarthLink and New Edge are also required to seek such approvals, consents, permits, licenses and other authorizations from and make such filings and reports with any appropriate state public service or PUC as are necessary or required.  The approval of any such state PUC is a condition to the closing of the merger.

HSR Act and Antitrust Matters

Under the provisions of the HSR Act applicable to the merger, the merger may only be consummated following the expiration of a 30-calendar day waiting period following the filing by New Edge and EarthLink of notification and report forms with respect to the merger, unless New Edge or EarthLink receives a formal request for additional information or documentary material from the Antitrust Division of the United States Department of Justice or the Federal Trade Commission or unless early termination of the waiting period is granted.  EarthLink and New Edge submitted their notification and report forms with respect to the merger on December 27, 2005, and on January 4, 2006, New Edge’s request for early termination of the waiting period was granted.

At any time before or after the effective time of the merger, the Antitrust Division of the United States Department of Justice or the Federal Trade Commission may take such action under the antitrust laws as each deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the merger or seeking the divestiture of common shares of New Edge acquired by EarthLink or the divestiture of substantial assets of New Edge or its subsidiaries or EarthLink or its subsidiaries.  Private parties may also bring legal action under the antitrust laws under certain circumstances.  There can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if such a challenge is made, that it will fail.

Stock Exchange Listing

The merger agreement provides that EarthLink will use its best efforts to cause the shares of EarthLink common stock to be issued in the merger to be approved for quotation on The Nasdaq National Market System.

Appraisal Rights

Holders of New Edge common stock are entitled to appraisal rights under Section 262 (“Section 262”) of the DGCL, provided that they comply with the conditions established by Section 262.  Section 262 is reprinted in its entirety as Appendix B to this information statement prospectus.  The following discussion does not purport to be a complete statement of the law relating to appraisal rights and is qualified in its entirety by reference to Appendix B.  THIS DISCUSSION AND APPENDIX B SHOULD BE REVIEWED CAREFULLY BY ANY HOLDER WHO WISHES TO EXERCISE STATUTORY APPRAISAL RIGHTS OR WHO WISHES TO PRESERVE THE RIGHT

TO DO SO, AS FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH HEREIN OR THEREIN MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS.  Stockholders of record who desire to exercise their appraisal rights must:  (i) hold New Edge shares on the date of making a demand for appraisal; (ii) continuously hold such New Edge shares through the effective time of the merger; (iii) deliver a properly executed written demand for appraisal to New Edge within 20 days after the date of mailing of this information statement/prospectus; (iv) file any necessary petition in the Delaware Court of Chancery (the “Delaware Court”), as more fully described below, within 120 days after the effective time of the merger; and (v) otherwise satisfy all of the conditions described more fully below and in Appendix B.

A record holder of New Edge shares who makes the demand described below with respect to such New Edge shares, who continuously is the record holder of such New Edge shares through the effective time of the merger, who otherwise complies with the statutory requirements of Section 262 and who neither votes in favor of the merger nor consents thereto in writing will be entitled, if the merger is consummated, to receive payment of the fair value of such record holder’s New Edge shares as appraised by the Delaware Court.  All references in Section 262 and in this summary of appraisal rights to a “stockholder” or “holders of New Edge shares” are to the record holder or holders of New Edge shares.

Under Section 262, where a proposed merger is approved by written consent of stockholders, the corporation must notify each of its stockholders that appraisal rights are available, and must include in such notice a copy of Section 262.  THIS INFORMATION STATEMENT/PROSPECTUS CONSTITUTES SUCH NOTICE TO STOCKHOLDERS OF NEW EDGE.

ANY HOLDER OF SHARES WHO DESIRES TO EXERCISE HIS OR HER RIGHT TO DISSENT FROM THE MERGER MUST DELIVER TO NEW EDGE A WRITTEN DEMAND FOR APPRAISAL OF HIS OR HER SHARES WITHIN 20 DAYS AFTER THE DATE OF MAILING OF THIS NOTICE OF APPRAISAL RIGHT.  SUCH WRITTEN DEMAND MUST REASONABLY INFORM NEW EDGE OF THE IDENTITY OF THE STOCKHOLDER OF RECORD AND OF SUCH STOCKHOLDER’S INTENTION TO DEMAND APPRAISAL OF THE SHARES HELD BY SUCH STOCKHOLDER.

A demand for appraisal must be executed by or on behalf of the stockholder of record, fully and correctly, as such stockholder’s name appears on the certificate or certificates representing the New Edge shares.  A person having a beneficial interest in New Edge shares that are held of record in the name of another person, such as a broker, fiduciary or other nominee, must act promptly to cause the record holder to follow the steps summarized herein properly and in a timely manner to perfect any appraisal rights.  If the New Edge shares are owned of record by a person other than the beneficial owner, including a broker, fiduciary (such as a trustee, guardian or custodian) or other nominee, such demand must be executed by or for the record owner.  If the New Edge shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by or for all such joint owners.  An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, such person is acting as agent for the record owner.  A record owner, such as a broker, fiduciary or other nominee, who holds New Edge shares as a nominee for others, may exercise appraisal rights with respect to New Edge shares held for all or less than all beneficial owners of shares as to which such person is the record owner.  In such case, the written demand must set forth the number of shares covered by such demand.  Where the number of shares is not expressly stated, the demand will be presumed to cover all New Edge shares outstanding in the name of such record owner.  The written demand for appraisal should specify the stockholder’s name and mailing address, the number of shares owned and that the stockholder is thereby demanding appraisal of his or her shares.

A STOCKHOLDER WHO ELECTS TO EXERCISE APPRAISAL RIGHTS SHOULD MAIL OR DELIVER HIS OR HER WRITTEN DEMAND TO:  NEW EDGE HOLDING COMPANY, 3000 COLUMBIA HOUSE BOULEVARD, SUITE 106, VANCOUVER, WASHINGTON 98661, ATTENTION:  SECRETARY.

Prior to or within ten days after the effective time of the merger, the surviving corporation must provide notice of the effective time to all stockholders who have complied with Section 262.  Within 120 days after the effective time, either the surviving corporation or any stockholder who has complied with the required conditions of Section 262 may file a petition in the Delaware Court, with a copy served on the surviving corporation in the case of a petition filed by a stockholder, demanding a determination of the fair value of the shares of all dissenting stockholders.  The surviving corporation does not currently intend to file an appraisal petition and stockholders seeking to exercise appraisal rights should not assume that the surviving corporation will file such a petition or that the surviving corporation will initiate any negotiations with respect to the fair value of such shares.  Accordingly, stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262.  Within 120 days after the effective time, any stockholder who has theretofore complied with the applicable provisions of Section 262 will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of shares not voted in favor of the merger and with respect to which demands for appraisal were received by New Edge and the number of holders of such shares.  Such statement must be mailed within ten days after the written request therefor has been received by the surviving corporation or within ten days after expiration of the time for delivery of demands for appraisal under Section 262, whichever is later.

If a petition for an appraisal is timely filed, at the hearing on such petition, the Delaware Court will determine which stockholders are entitled to appraisal rights and will appraise the New Edge shares owned by such stockholders, determining the fair value of such shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount to be the fair value.  In determining fair value, the Delaware Court is to take into account all relevant factors.  In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding and stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that, “fair price obviously requires consideration of all relevant factors involving the value of a company.”  The Delaware Supreme Court stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which are known or which can be ascertained as of the date of the merger and throw any light on the future prospects of the merged corporation.  In Weinberger, the Delaware Supreme Court stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”  Section 262, however, provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.”

Stockholders considering seeking appraisal should recognize that the fair value of their shares as determined under Section 262 could be more than, the same as or less than the merger consideration to be received if they do not seek appraisal of their shares.  The cost of the appraisal proceeding may be determined by the Delaware Court and taxed against the parties as the Delaware Court deems equitable in the circumstances.  Upon application of a dissenting stockholder of New Edge, the Delaware Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares of stock entitled to appraisal.

Any holder of New Edge shares who has duly demanded appraisal in compliance with Section 262 will not, after the effective time, be entitled to vote for any purpose any shares subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or distributions payable to stockholders of record at a date prior to the effective time.

At any time within 60 days after the effective time, any stockholder will have the right to withdraw such demand for appraisal and to accept the terms offered in the merger; after this period, the stockholder may withdraw such demand for appraisal only with the consent of the surviving corporation.  If no petition for appraisal is filed with the Delaware Court within 120 days after the effective time, stockholders’ rights to appraisal will cease, and all holders of New Edge shares will be entitled to receive the merger consideration.  Inasmuch as the surviving corporation has no obligation to file such a petition, and has no present intention to do so, any holder of New Edge shares who desires such a petition to be filed is advised to file it on a timely basis.

FAILURE TO TAKE ANY REQUIRED STEP IN CONNECTION WITH THE EXERCISE OF APPRAISAL RIGHTS MAY RESULT IN TERMINATION OF SUCH RIGHTS.  IN VIEW OF THE COMPLEXITY OF THESE PROVISIONS OF THE DGCL, STOCKHOLDERS WHO ARE CONSIDERING EXERCISING THEIR RIGHTS UNDER SECTION 262 SHOULD CONSULT WITH THEIR LEGAL ADVISORS.

Treatment of New Edge Warrants

New Edge will cooperate in good faith to seek the receipt of consents from its warrant holders to terminate any outstanding warrants.  Any warrants that are not terminated will be assumed by New Edge as the surviving corporation after the merger.

Treatment of New Edge Stock Options

Each outstanding vested, “in-the-money” option to purchase shares of New Edge common stock will be exercised and the holder will receive the difference between the exercise price and the total per share consideration for each option.  All outstanding unvested options and “out-of-the-money” options (i.e. all outstanding options with a per share exercise price other than $0.46 or $0.2795) will be cancelled prior to the effective time of the merger, pursuant to the terms of the New Edge Holding Company 2001 Common Stock Option Plan (the “New Edge Stock Plan”).  No option granted under any New Edge stock option plan will continue after the effective time or be assumed or continued by EarthLink or the surviving corporation.

THE MERGER AGREEMENT

The following summary describes the material provisions of the merger agreement.  The provisions of the merger agreement are complicated and not easily summarized.  This summary may not contain all of the information about the merger agreement that is important to each New Edge stockholder.

The merger agreement is attached to this information statement/prospectus as Appendix A and is incorporated by reference into this information statement/prospectus, and each New Edge stockholder is encouraged to read it carefully in its entirety for a more complete understanding of the merger agreement.  The merger agreement has been included to provide information regarding its terms.  It is not intended to provide any other factual information about EarthLink or New Edge.  Such information can be found elsewhere in this information statement/prospectus, in the information incorporated by reference into this information statement/prospectus and in the other public filings EarthLink makes with the SEC.  See “Where You Can Find More Information” on page 92 of this information statement/prospectus.

The representations and warranties of EarthLink and New Edge contained in the merger agreement are qualified by information in confidential disclosure schedules delivered by New Edge to EarthLink in connection with signing the merger agreement, which modify and create exceptions to the representations and warranties in the merger agreement.  The representations and warranties of EarthLink and New Edge contained in the merger agreement speak only as of December 12, 2005, the date on which the merger agreement was executed.  Therefore, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement.  These representations and warranties are solely intended to allocate risk between the parties.  Accordingly, the representations and warranties contained in the merger agreement should not be taken as assertions of facts by either EarthLink or New Edge and should not be relied upon by you.  Such information can be found elsewhere in this information statement/prospectus and in the public filings EarthLink makes with the SEC, which are available without charge at www.sec.gov.

Merger Consideration

Form of Consideration.  As a result of merger negotiations, EarthLink and New Edge agreed upon an enterprise value for New Edge, and further agreed to divide the consideration between cash and EarthLink common stock, with a majority of the consideration to consist of cash. The definitive merger agreement provides for total merger consideration of $114.3 million in cash and 2,608,696 shares of EarthLink common stock.

A portion of the cash merger consideration will first be used to repay certain indebtedness of New Edge and to pay New Edge’s merger expenses and $9.2 million will be held in reserve to pay certain New Edge tax liabilities.  At December 31, 2005, New Edge had $44.2 million of indebtedness and an estimated $4.5 million in merger expenses.  These amounts may increase prior to closing. EarthLink will calculate the aggregate cash consideration to be paid at closing based on information provided by New Edge’s chief financial officer. No less than three days prior to closing, the chief financial officer of New Edge will certify to EarthLink the aggregate indebtedness and merger expenses of New Edge. The tax liability reserve is not subject to change prior to closing.

Of the 2,608,696 shares of EarthLink common stock provided as the stock merger consideration, 869,565 shares will be deposited by EarthLink into an escrow account and be held in escrow pursuant to the merger agreement.  At any time prior to the closing of the merger, each holder of New Edge common stock and each holder of an outstanding vested, “in-the-money” New Edge stock option may elect to be entitled to receive any dividends or other distributions payable in respect of such holder’s proportionate share of the escrowed shares, and to have an appointed representative vote such holder’s proportionate share of the escrowed shares on behalf of such holder.  The merger agreement provides that each holder who makes this election will, for United States federal income tax purposes, be deemed to have received from EarthLink at the closing such holder’s proportionate share of the escrowed shares and to have deposited such shares into the escrow account.  A holder of New Edge common stock or an outstanding vested “in-the-money” New Edge stock option who makes this election may be entitled to recognize a loss at the time of the merger.  See “The Merger and Special Factors Related to the Merger – Material United States Federal Income Tax Consequences” beginning on page 44.  The remainder of the cash merger consideration and the stock merger consideration will be paid to the holders of New Edge common stock and holders of certain New Edge stock options as set forth below.  EarthLink has never paid or declared dividends on its common stock and does not anticipate doing so in the future, and so this provision should have no impact on the consideration to be received by New Edge stockholders.  New Edge has not paid any dividends or distributions with respect to New Edge common stock or stock options during the past two years and does not expect to pay any such dividends or distributions prior to the closing.

Conversion of New Edge Common Stock.  Upon completion of the merger, each outstanding share of New Edge common stock, excluding any treasury shares and any shares held by any dissenting stockholders, will be converted into the right to receive the per share cash consideration and the per share stock consideration.

Following the closing, the holders of each share of New Edge common stock at the effective time of the merger will receive (i) $0.58 in cash, based on New Edge’s indebtedness and merger expenses as of December 31, 2005, subject to downward adjustment if such indebtedness or expenses increase prior to closing, plus (ii) 0.01757 shares of EarthLink common stock, based upon 97,275,733 shares of New Edge common stock and vested, “in-the-money” options to purchase 3,455,806 shares of New Edge common stock outstanding as of February 28, 2006.  The number of shares of New Edge common stock and vested, “in-the-money” options could vary prior to closing as a result of option exercises.  If New Edge’s indebtedness and merger expenses were to increase by 3% or 5% prior to closing, New Edge stockholders would receive $0.56 or $0.55, respectively,  in cash for each share of New Edge common stock.  The merger agreement does not provide for a minimum amount of cash to be paid to New Edge stockholders in the merger.  On the 15-month anniversary of the closing, each share of New Edge common stock could receive up to an additional 0.00879 shares of EarthLink common stock, depending on the extent of claims made against the escrow account.  It is possible that EarthLink’s claims will exceed the amount held in escrow and no additional shares will be released on the 15-month anniversary.

Because the number of shares of EarthLink common stock to be issued pursuant to the merger is fixed and will not be adjusted based on changes in the value of EarthLink common stock, the value of EarthLink common stock that New Edge stockholders will receive in the merger will vary with the market price of EarthLink common stock.

An escrow account, consisting of 869,565 shares of EarthLink common stock, will be established at the closing.  During the 15-month period after the closing, the escrow shares will be available to cover liabilities that EarthLink may have arising from (i) its indemnification rights with respect to New Edge breaches of representations, warranties and covenants under the merger agreement (subject to a $500,000 deductible, with EarthLink to be indemnified for all losses if the $500,000 deductible is exceeded) and (ii) the amount of specified tax liabilities that exceeds the $9,200,000 in the tax liability reserve.  Following the 15-month anniversary of the closing date of the merger, the escrow agent will release to the paying agent for distribution to holders of New Edge common stock their proportionate share of the remaining escrow shares, except that there will remain in the escrow account amounts EarthLink and the stockholder representative reasonably estimate are necessary to cover outstanding claims until such claims are resolved.  EarthLink and the stockholder representative agreed to arbitrate any disagreement regarding the escrow shares necessary to cover outstanding EarthLink claims.

Treatment of New Edge Stock Options.  Upon completion of the merger, each outstanding vested, “in-the-money” New Edge stock option will be converted into the right to receive that portion of the per share cash consideration and the per share stock consideration equal to the value per share of New Edge common stock in the merger less the exercise price for the option.  All outstanding unvested and “out-of-the-money” options (i.e. all outstanding options with a per share exercise price other than $0.46 or $0.2795) will be cancelled prior to the effective time of the merger pursuant to the terms of the New Edge Stock Plan.

In addition to the per share cash consideration and the per share stock consideration set forth above, holders of New Edge common stock and holders of vested, “in-the-money” New Edge stock options are entitled to receive, on a pro rata basis, on the 15-month anniversary of the closing date of the merger, (i) the shares of EarthLink common stock released from the escrow account (assuming that there are no claims then outstanding) and (ii) to the extent the New Edge tax liabilities are then resolved in all material respects, 50% of the excess of the tax liability reserve over the aggregate amount paid by New Edge to settle the tax liabilities (including fees and expenses) in cash.  The merger agreement provides each holder of New Edge common stock and each holder of an outstanding vested “in-the-money” New Edge stock option with a one-time right, exercisable between November 15, 2006 and December 15, 2006, to sell, assign, convey or transfer such holder’s right to receive a distribution of cash from the remaining balance, if any, of the tax liability reserve.

Certain amounts may be deducted or withheld from the cash merger consideration and the stock merger consideration to the extent that EarthLink is required to deduct or withhold such amounts with respect to making payment under the Code or any provision of tax law.

EarthLink Stock.  Each share of EarthLink common stock issued and outstanding at the time of the merger will remain issued and outstanding and those shares will be unaffected by the merger.

Effective Time of the Merger

The merger shall become effective at such time as a certificate of merger is duly filed with the Secretary of State of the State of Delaware, or such later time as MergerCo and New Edge specify in the certificate of merger.  Such filing shall be made upon the closing of the merger, which, unless the parties to the merger agreement otherwise agree, shall be no later than the second business day after satisfaction or waiver of the conditions (excluding conditions that by their terms cannot be satisfied until the closing date) set forth in the merger agreement.  Subject to certain limitations, the merger agreement may be terminated by EarthLink, MergerCo or New Edge if, among other reasons, the merger has not been consummated on or before June 30, 2006.  See “Conditions to the Consummation of the Merger” and “Termination of the Merger Agreement.”

Procedures for Exchange

Surrender of Certificates.  EarthLink will, or will cause the paying agent to, mail to each record holder of New Edge common stock (a) notices required in connection with having obtained the requisite consent of stockholders approving the merger by Section 228(e) of the DGCL, including this information statement/prospectus describing the merger and merger agreement in reasonable detail, (b) a letter of transmittal, (c) instructions for surrendering certificates formerly representing New Edge common stock in exchange for cash and a certificate or certificates representing EarthLink common stock, into which the New Edge common stock will be converted pursuant to the merger and (d) notice to stockholders of their appraisal rights under Section 262 of the DGCL, which is included as part of this information statement/prospectus.  After receipt of those forms, holders of New Edge common stock will be able to surrender their certificates to the paying agent, and, in exchange, each holder will receive the cash to which the holder is entitled, certificates evidencing the number of whole shares of EarthLink common stock to which the holder is entitled, and any cash which may be payable in lieu of a fractional share of EarthLink common stock.  New Edge stockholders should not send their certificates until they receive the transmittal form.

Prior to the closing of the merger, a representative will be formed to act on behalf of the holders of New Edge common stock in matters related to the merger.  By signing the letter of transmittal that will be required to receive the merger consideration pursuant to the merger agreement, each holder of New Edge common stock will consent to the formation of the representative and the rights of the representative as presented in the merger agreement.

After the merger, each certificate that previously represented shares of New Edge common stock will represent only the right to receive the cash and shares of EarthLink common stock into which those shares of New Edge common stock have been converted.

EarthLink will not pay dividends to holders of New Edge stock certificates in respect of the shares of EarthLink common stock into which the EarthLink shares represented by those certificates have been converted until the New Edge stock certificates are surrendered to the paying agent.

After the effective time of the merger, New Edge will not register any further transfers of New Edge shares.  Any certificates evidencing New Edge shares that are presented for registration after the effective time will be exchanged for the cash and certificates evidencing the number of whole shares of EarthLink common stock to which they are entitled, and any cash which may be payable in lieu of a fractional share of EarthLink common stock.

Fractional Shares

No certificates representing fractional shares of EarthLink common stock will be issued in connection with the merger, and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a stockholder of New Edge after the merger.  Instead, each holder of shares of New Edge common stock exchanged pursuant to the merger who would otherwise have been entitled to receive a fraction of a share of EarthLink common stock, after taking into account all shares of New Edge common stock delivered by such holder, will receive from the paying agent a cash payment, without interest, rounded up to the nearest whole cent, determined by multiplying the fractional share interest to which such holder would otherwise be entitled by $11.50, the average closing sale price of a share of EarthLink common stock as reported on The Nasdaq National Market for the ten trading days ending two days prior to December 12, 2005.

Representations and Warranties

New Edge made a number of representations and warranties to EarthLink and MergerCo in the merger agreement that are qualified by reference to confidential disclosure schedules delivered by New Edge to EarthLink in connection with the signing of the merger agreement, relating to, among other things:

•                  its corporate organization and similar corporate matters;

•                  its subsidiaries;

•                  its organizational documents and the organizational documents of its subsidiaries;

•                  its capitalization and the capitalization of its subsidiaries;

•                  its issued and outstanding convertible instruments as of the date of the merger agreement;

•                  the absence of undisclosed agreements with respect to its common stock;

•                  the absence of equity interests in anything other than its subsidiaries;

•                  the absence of undisclosed liabilities required to be disclosed on a balance sheet prepared in accordance with U.S. generally accepted accounting principles that, taken as a whole, would be reasonably likely to be material to New Edge or its subsidiaries, either individually or in the aggregate;

•                  authorization, execution, delivery and performance by and enforceability of the merger agreement against New Edge;

•                  complete and correct copies of its audited annual financial statements for the fiscal years ended December 31, 2002, December 31, 2003, and December, 31, 2004, and unaudited financial statements for the nine months ended September 30, 2005;

•                  its insurance policies and information related to insurance matters;

•                  its accounts receivable;

•                  the accuracy and completeness of its books and records in all material respects;

•                  the absence of any undisclosed agreements between New Edge, on the one hand, and any affiliate or stockholder, on the other hand;

•                  its relationships with its directors, officers, employees and agents;

•                  the absence of any undisclosed brokers’ or finders’ fees in connection with the merger;

•                  the absence of any knowledge that, since September 30, 2005, any of New Edge’s or its subsidiaries’ customers or suppliers have cancelled or terminated, or threatened to terminate or cancel, its contract where such termination would have a material adverse effect on EarthLink;

•                  the absence of knowledge that, since September 30, 2005, either New Edge or any of its subsidiaries has received notice that any of New Edge’s or its subsidiaries’ customers or suppliers intends to terminate or alter its business relationship, where such termination would result in a material adverse effect on New Edge or its subsidiaries;

•                  compliance with ethical practices;

•                  the absence of certain changes or events in its business since December 31, 2004;

•                  the absence of conflicts with or violations of its amended and restated certificate of incorporation and bylaws or applicable laws by New Edge as a result of the merger;

•                  the absence of undisclosed conflicts with or violations of any permit to which New Edge or its subsidiaries is a party;

•                  governmental consents, approvals, orders and authorizations required in connection with the merger;

•                  compliance with applicable laws and orders;

•                  the absence of material undisclosed litigation involving New Edge;

•                  its employee benefit plans and other labor matters;

•                  the absence of payments to New Edge’s officers, directors or employees reasonably expected to be characterized as “excess parachute payments” for purposes of Section 280G or 4999 of the Code;

•                  its title to real and personal properties;

•                  its intellectual property and related matters;

•                  its filing of tax returns and payment of taxes;

•                  its material contracts;

•                  its environmental matters; and

•                  its employment retention and severance agreements.

EarthLink and MergerCo made a number of representations and warranties in the merger agreement relating to, among other things:

•                  their corporate organization and similar corporate matters;

•                  their capitalization;

•                  EarthLink’s filings and reports with the SEC;

•                  EarthLink’s compliance with the Sarbanes-Oxley Act of 2002, as amended;

•                  the absence of undisclosed liabilities required to be disclosed on a balance sheet prepared in accordance with U.S. generally accepted accounting principles;

•                  compliance with applicable laws;

•                  the accuracy of information supplied by EarthLink in connection with this information statement/prospectus and the registration statement of which it is a part;

•                  authorization, execution, delivery and performance by and enforceability of the merger agreement against EarthLink and MergerCo;

•                  EarthLink’s formation of MergerCo for the sole purpose of engaging in the merger;

•                  the absence of prior business activities by MergerCo;

•                  the absence of conflicts with or violations of EarthLink’s second restated certificate of incorporation and amended and restated bylaws, MergerCo’s certificate of incorporation and bylaws, or applicable laws or material agreements by EarthLink or MergerCo as a result of the merger;

•                  governmental consents required in connection with the merger;

•                  the absence of litigation involving EarthLink;

•                  EarthLink’s common stock;

•                  the absence of brokers’ or finders’ fees in connection with the merger; and

•                  financial resources to perform their obligations pursuant to the merger agreement.

Conduct of New Edge’s Business Pending the Merger

Except as contemplated by the merger agreement, required by applicable law or with EarthLink’s written consent, New Edge agreed that, until the termination of the merger agreement or effective time of the merger, New Edge will carry on its business in the ordinary and usual manner and maintain its existing relationships with suppliers, customers, employees and business associates.  Additionally, subject to specified exceptions, the merger agreement expressly restricts the ability of New Edge, without EarthLink’s prior written consent, to:

•                  amend its organizational documents;

•                  issue any shares of its capital stock except as may be required under the terms of the options granted under its stock plans;

•                  change its authorized or issued capital stock;

•                  grant any stock option right or right to purchase shares of its capital stock;

•                  grant any registration rights;

•                  purchase, redeem, retire or acquire any shares of its capital stock;

•                  issue securities convertible into capital stock;

•                  sell, lease or dispose of any of New Edge’s or its subsidiaries’ assets;

•                  mortgage, pledge or impose any lien or encumbrance on any of its or its subsidiaries’ assets or property;

•                  declare or pay any dividends or other distribution;

•                  split, recombine or reclassify its capital stock;

•                  authorize or incur capital expenditures above specified levels;

•                  make a payment or increase compensation or benefits payable to directors, officers, employees or stockholders;

•                  increase the payments or benefits to any participant under any benefits plan other than in the ordinary course of business;

•                  change its method of accounting, except as required by U.S. generally accepted accounting principles;

•                  create, assume or incur any indebtedness above specified levels;

•                  transfer or license any rights to New Edge’s or its subsidiaries’ intellectual property;

•                  cancel or waive any claims or rights other than in the ordinary course of business;

•                  institute a change in the billing and collection practices and procedures of New Edge or its subsidiaries;

•                  act to accelerate, amend or change the period of vesting or exercisability of stock options or other rights granted pursuant to the New Edge stock plans or any benefit plan;

•                  revaluate New Edge’s or its subsidiaries’ assets, except as required by U.S. generally accepted accounting principles;

•                  execute an agreement with any third party that limits in any manner the territory or scope of activities in which New Edge or its subsidiaries may engage;

•                  amend or establish any new company benefit plan for the benefit of its officers or directors;

•                  enter into, terminate or receive notice of termination of any material contract or permit;

•                  settle any litigation or other proceedings outside the ordinary course of business; or

•                  authorize or enter into any agreement to do any of the actions referred to above.

Other Agreements

The merger agreement contains other mutual agreements, in addition to the covenants relating to the conduct of business described above, including the following mutual agreements of New Edge and EarthLink:

•                  to promptly as practicable prepare and file all necessary documentation to effect all applications, notices, petitions and filings, including this information statement/prospectus and the registration statement of which this information statement/prospectus is a part, and to obtain and comply with all permits, consents, approvals and authorizations of all third parties and governmental entities necessary or advisable to consummate the transactions contemplated by the merger agreement;

•                  to use reasonable best efforts to cause the closing to occur;

•                  to provide each other, upon reasonable request, with all necessary information and reasonable assistance concerning themselves for purposes of this document and other filings made in connection with the merger;

•                  to cooperate with each other in the preparation of the registration statement on Form S-4, to notify each other of the receipt of comments from the SEC or its staff and to give each and to allow the other party to review the Form S-4 prior to its filing with the SEC;

•                  to agree to be bound by the confidentiality agreements entered into between the two parties prior to execution of the merger agreement, including following the termination of the merger agreement;

•                  to use all reasonable efforts to obtain any clearance required under the HSR Act, or any consents, approvals or authorization from any governmental entity required to be obtained in connection with the consummation of the transactions contemplated by the merger agreement;

•                  to promptly notify the other of any communications with, and any inquiries or requests for additional information from, the United States Federal Trade Commission and the United States Department of Justice and any other governmental entity, and to comply promptly with any such inquiry or request; and

•                  not to issue or cause the publication of any notice or other public announcement with respect to the merger, the merger agreement or the other transactions contemplated thereby without the prior written consent of the other party, except such disclosures as may be required by applicable law.

EarthLink has also agreed:

•                  to prepare and file the registration statement on Form S-4 with the SEC as promptly as practicable after the date of the merger agreement and to use its reasonable best efforts to respond promptly to comments and requests by the SEC;

•                  if requested by New Edge, to prepare and file a shelf registration statement on Form S-3 and use its reasonable best efforts to cause the Form S-3 to be declared effective by the SEC;

•                  to refrain from taking or agreeing to take any intentional action that would reasonably be expected to prevent or materially impair or delay the ability of EarthLink or MergerCo to consummate the merger;

•                  to appoint a representative promptly following the execution and delivery of the merger agreement to be available to discuss with New Edge and its officers and employees any matter specified in the merger agreement that requires prior written consent;

•                  to use its best efforts to cause the shares of EarthLink common stock issued in the merger to be approved for quotation on The Nasdaq National Market prior to the effective time of the merger; and

•                  to address certain employee benefit matters (see “Employee Benefit Plans” on page 59).

New Edge has also agreed:

•                  to provide EarthLink with reasonable access to properties, books, personnel, customers and records;

•                  to use commercially reasonable best efforts to obtain the consents requested by EarthLink under specified customer and supplier agreements;

•                  to provide financial statements required in connection with the preparation and filing of the Form S-4 with the SEC;

•                  to deliver to EarthLink, within 20 days after the date of the merger agreement, a letter identifying all persons who are affiliates of New Edge pursuant to Rule 145 of the Securities Act and to use its reasonable efforts to obtain from each such person a written affiliate letter agreement and to deliver such agreement to EarthLink at least five business days prior to the effective time of the merger agreement; and

•                  to cause the resignations of all of the directors of New Edge and its subsidiaries as of the effective time.

Conditions to the Consummation of the Merger

The respective obligations of EarthLink and New Edge to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of various conditions that include, in addition to other customary closing conditions, the following:

•                  no temporary restraining order, permanent or preliminary injunction or other order shall be in effect that restricts, prevents or prohibits the consummation of the merger or the transactions contemplated by the merger agreement;

•                  the SEC shall have declared the registration statement on Form S-4 of which this document is a part effective under the Securities Act and no stop order or similar restraining order suspending the effectiveness of the registration agreement shall be in effect and no proceedings for such purpose shall be pending or threatened by the SEC or any state securities administrator;

•                  all regulatory approvals shall have been obtained and all governmental filings shall have been made; and

•                  the duly executed certificate of merger and escrow agreement shall have been delivered.

Each party’s obligation to effect the merger is further subject to the satisfaction or waiver of the following additional conditions:

•                  the representations and warranties of the other party set forth in the merger agreement must be true and correct in all material respects with respect to EarthLink, and in all respects with respect to New Edge if not qualified by materiality or material adverse effect; and

•                  the other party to the merger agreement must have performed in all material respects all of its agreements and covenants required by the merger agreement.

The obligations of EarthLink and MergerCo to complete the merger are also subject to the following conditions:

•                  New Edge’s delivery to EarthLink of a certificate dated the closing date of the merger and signed by New Edge’s President or Vice President regarding New Edge’s fulfillment of certain covenants;

•                  if holders of New Edge common stock have delivered a notice of intent to exercise their appraisal rights under Delaware law, these holders must not hold more than 5% of the outstanding shares of New Edge’s capital stock;

•                  the termination of all indebtedness under the Credit Agreement and Subordinated Loan Agreements; and

•                  the termination of New Edge’s rights agreement.

The obligation of New Edge to complete the merger is also subject to the following conditions:

•                  EarthLink’s delivery to New Edge of a certificate dated the closing date of the merger and signed by a senior executive officer of EarthLink regarding EarthLink’s fulfillment of certain covenants; and

•                  EarthLink shall have provided to New Edge or the paying agent, as the case may be, the cash merger consideration and the stock merger consideration, as contemplated by the merger agreement.

Employee Benefit Plans

EarthLink has agreed under the terms of the merger agreement to arrange for New Edge employees to continue in New Edge’s employee benefit plans or participate in EarthLink’s employee benefit plans, at EarthLink’s election.  As of the closing date of the merger, EarthLink’s employee benefit plans will have terms that are equal to or more favorable than the terms currently offered under the applicable New Edge benefit plan.  EarthLink evaluates the terms and conditions of its employee benefit plans at least annually and each New Edge employee covered by either the New Edge or EarthLink benefit plans will be entitled to participate in the EarthLink benefit plans upon such evaluation and for the period thereafter.  In the case of a New Edge employee who participates in an employee benefit plan of EarthLink or its subsidiaries (including severance plans or arrangements but excluding New Edge options, stock plans and related equity ownership matters), EarthLink will cause each such benefit plan to recognize all service of the New Edge employee with New Edge or any of its subsidiaries for purposes of eligibility, vesting, benefit accrual and determination of the level of benefits, and to waive exclusions for preexisting conditions, if applicable.

Retention Awards

At the closing of the merger, EarthLink will issue retention awards to certain employees and members of management of New Edge, to be comprised of, in the aggregate, (i) the right to receive $1 million in cash, payable six months following the closing of the merger; (ii) 295,000 EarthLink RSUs, to vest 1/3 per year over the next three years and (iii) 657,000 EarthLink stock options, to vest 25% after twelve months and then 6.25% each quarter thereafter.

New Edge’s Option Plan

All outstanding options issued under the New Edge option plans will be exercised or cancelled in connection with the merger.  See “The Merger and Special Factors Related to the Merger—Treatment of New Edge Stock Options.”

Termination of the Merger Agreement

The merger agreement may be terminated at any time before the effective time of the merger by:

•                  the mutual written consent of New Edge and EarthLink;

•                  either New Edge or EarthLink, if the merger has not been consummated by June 30, 2006;

•                  either New Edge or EarthLink if an event occurs after the date of the merger agreement making it impossible to satisfy a condition precedent to the terminating party’s obligations, unless the occurrence of such event is due to the failure of the terminating party to perform or comply with the agreement; or

•                  either New Edge or EarthLink, upon a breach of a representation, warranty or covenant of the other party contained in the merger agreement that is not curable within 30 days after notice of breach.

Effect of Termination

In the event of the termination of the merger agreement, the merger agreement will become void and have no effect, without any liability to any party with respect to the merger agreement, or any of its directors, officers, representatives, stockholders or affiliates, except as regarding publicity, expenses and the confidentiality agreement.  However, this does not release any party from any liability for any breach of the terms and conditions of the merger agreement.

If the merger agreement is terminated, then (i) each of the parties shall return all documents and other materials received by such party, its affiliates or their agents (including all copies of or materials developed from any such documents or other materials) relating to the transactions contemplated by the merger agreement, and (ii) all confidential information received by EarthLink or New Edge shall be treated in accordance with the mutual non-disclosure and confidentiality agreement which shall remain in full force and effect notwithstanding the termination of the merger agreement.

Amendment, Extension and Waiver

New Edge and EarthLink may amend the merger agreement at any time prior to the effective time of the merger.  Any amendment to the merger agreement must be in writing and signed on behalf of the party against whom enforcement of the amendment is sought.

Fees and Expenses

The merger agreement provides that each party will pay its own costs and expenses in connection with the merger and the transactions contemplated by the merger agreement; provided, however, that EarthLink will pay the costs associated with filings required by the HSR Act and other authorizations, consents, approvals, filings or notifications of government entities required to effect the merger.

Charter Documents of New Edge Following the Merger

The certificate of incorporation and bylaws of New Edge in effect at the effective time shall be amended and restated, and as so amended, shall be the certificate of incorporation and bylaws of the surviving corporation following the merger until amended in accordance with applicable law.

NEW EDGE AFFILIATE LETTERS

The shares of EarthLink common stock that New Edge stockholders will own following the merger will be registered under the Securities Act.  They may be freely traded without restriction if the holder is not an “affiliate” of New Edge under the Securities Act.  An affiliate of New Edge, as defined by the rules under the Securities Act, is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, New Edge.  New Edge has agreed to use its reasonable efforts to obtain from each of these affiliates an “affiliate letter” pursuant to which each such affiliate agrees not to sell, transfer or otherwise dispose of EarthLink common stock received by them in the merger in violation of the Securities Act or the rules and regulations of the SEC promulgated thereunder.  These New Edge affiliates have been advised that they may not sell, transfer or otherwise dispose of shares of EarthLink common stock received by them in connection with the merger unless such sale, transfer or other disposition has been registered under the Securities Act, is made in accordance with Rule 145 promulgated by the SEC under the Securities Act, or is otherwise exempt from registration under the Securities Act in the opinion of legal counsel reasonably acceptable to EarthLink.  Affiliates generally include directors, executive officers and beneficial owners of 10% or more of any class of capital stock.

In accordance with the affiliate letters, EarthLink will be entitled to place appropriate restrictive legends on these New Edge stockholders’ certificates evidencing any EarthLink common stock to be received by them in connection with the merger.  Execution of an affiliate letter does not constitute an admission by the New Edge stockholder to being an affiliate of New Edge.

INFORMATION ABOUT EARTHLINK

EarthLink is an ISP, providing nationwide Internet access and related value-added services to individual and business customers.  EarthLink’s primary service offerings are narrowband and broadband Internet access services, web hosting services, and advertising and related marketing services.  EarthLink provides its broad range of services to more than five million paying customers through a nationwide network of dial-up points of presence and a nationwide broadband footprint.  EarthLink has grown its customer base organically through traditional marketing channels such as direct marketing; media advertising; alliances with strategic partners and original equipment manufacturers; retail outlets; and word of mouth and referral marketing.  EarthLink has also grown its customer base through acquisitions of businesses and subscriber bases.

EarthLink is the result of the merger of EarthLink Network, Inc. and MindSpring Enterprises, Inc. in February 2000.  EarthLink is incorporated under the laws of the State of Delaware.  EarthLink’s common stock trades on The Nasdaq National Market under the symbol “ELNK.” EarthLink’s corporate offices are located at 1375 Peachtree Street, NW, Atlanta, Georgia 30309, and its telephone number at that location is (404) 815-0770.

EarthLink’s business strategy is to sustain and build upon its strong position in the U.S. Internet access market by expanding into new growth markets, including through acquisitions and internal development efforts; focusing on high-growth opportunities such as broadband and value-priced narrowband access to generate organic subscriber growth; marketing high quality, differentiated products and services; and improving operating margins to fund growth.

Additional information concerning EarthLink is included in EarthLink’s reports filed under the Exchange Act that are incorporated by reference into this information statement/prospectus.  See “Where You Can Find More Information” on page 92.

More information regarding the corporate structure and governance of EarthLink is contained in the section titled “Comparative Rights of EarthLink Stockholders and New Edge Stockholders” beginning on page 78.

INFORMATION ABOUT NEW EDGE

Overview

New Edge is a single-source provider of managed data network services for wide area networks and VPNs for telecommunications carriers and businesses.  New Edge’s network provides a range of data access connectivity options for end users to accommodate a variety of data transmission needs from slower speed, traditional frame relay (56 kbps) to simple, single site DSL (starting at 128 kbps), to complex multi-site, VPN (ranging from 128 kbps to 1.5 mbps) with managed network services.

New Edge provides high-speed data networks for the small and medium-sized businesses industry segment.  New Edge’s combination of nationwide network footprint and provisioning capabilities gives New Edge the ability to provide business data network connectivity to both end users and to wholesalers’ customers nationwide.

New Edge’s network is comprised of 816 ATM/frame relay/DSL switches in 603 central office collocations.  In addition, New Edge has access under wholesale agreements to 9,616 additional unique central offices throughout the U.S.  It has interconnection agreements with all major local exchange carriers to lease DSL and T-1 unbundled network elements, as well as commercial services agreements with RBOCs, CLECs, and cable and satellite service providers to provide last mile connectivity onto its network.  Taken together, the network provides coverage via frame relay, DSL, and/or T-1 access to service small and medium sized businesses and carriers alike.  While there are approximately 22,000 central offices in the U.S., approximately 95% of businesses are located within reach of approximately 10,000 of these central offices and New Edge has xDSL access in 9,616 of these unique central offices plus frame relay, cable and satellite connectivity.

New Edge’s capabilities allow it to act as a single provider for an enterprise, local exchange carrier, or interexchange carrier (“IXC”) that wants a data network that spans several carrier regions and/or requires a combination of frame relay, DSL, and T-1 access.  New Edge believes that it is a nationwide leader in the provisioning of T-1 service and below which distinguishes it from most other carriers which focus on providing higher bandwidth fiber and DS-3 connections.  New Edge’s VPN services offer a multi-site business the functionality to switch from a dial-up or frame relay connection to a broadband (DSL) network, offering effectively two to three times the connectivity speed, which is always on, for a materially lower monthly cost.  New Edge combines its nationwide network footprint with its provisioning capabilities to create a competitive advantage in the telecommunications industry.  Principal wholesale customers include AT&T, WilTel Communications, MCI (recently acquired by Verizon Communications Inc.), and a number of smaller network and application service providers.

New Edge was founded in 1999 as Access21 Corporation by Dan Moffat, President and CEO.  New Edge had approximately 330 employees as of September 30, 2005.  New Edge’s principal executive offices are located at 3000 Columbia House Boulevard, Suite 106, Vancouver, Washington 98661, and its telephone number at that location is (360) 693-9009. New Edge also operates regional sales offices located in Dallas, Texas, Herndon, Virginia, and Stratford, Connecticut.

Products and Services

New Edge’s products are the access elements, network connectivity and network management capabilities needed to run a business data network.  The access elements are the physical connections that connect the end user to the New Edge network and include Frame Relay Access, DSL and T-1 (principally) and satellite and cable (secondarily as needed to reach customer end points).  Network connectivity is the type of traffic that is being sent over the network access element, either Frame Relay, VPN, or Private Line/ATM.  Network management capabilities are incremental services that New Edge can offer to monitor the network for its customers and provide automatic outage notification or web-based network reporting.

Marketing and Distribution

New Edge’s focus is to sell managed business data networks that utilize multiple access technologies.  Each of its products is sold through two principal sales channels, both of which utilize outside sales organizations to leverage market coverage:  (1) the Alternate Channel that sells to value added resellers, resellers and agents and (2) the Wholesale Channel which sells to facilities-based customers and in turn is divided into two groups, (a) the

National Accounts group, which sells to larger facilities-based customers and (b) the Regional Accounts group, which sells to smaller facilities-based service providers.

Retail - Alternate Channel Management

The Alternate Channel Management (“ACM”) works with agents, resellers and referral partners (collectively “selling partners”) who sell network connectivity equipment and customer premises equipment to end customers but do not have networks of their own.  With ACM customers, New Edge typically writes a contract directly with an end user or a reseller and bills and collects from the end customer or reseller directly.  From a pricing standpoint, the end customer pays a retail price that is higher than the wholesale price; however, New Edge compensates the selling partner through either a one-time commission or through residual payments over the life of the contract.  Critical selling attributes to the alternate channel selling partner include network reach, functionality and reliability, residual payment level and brand.

From a marketing perspective, New Edge identifies industry verticals with data networking needs and then markets New Edge’s capability to key selling partners serving those verticals.  The retail vertical has been an initial focus for New Edge, where it provides enterprise data networks supporting point of sale and other management applications to free standing, mall based and big box retailers.  Additional verticals New Edge plans to target include medical, insurance, restaurants and lodging, among others.  New Edge believes there are opportunities to exploit these verticals, given the lack of connectivity options in most multi-location businesses and the need those businesses have for connectivity with their regional and corporate offices.  The businesses need connectivity, for example, to report sales, replenish and manage inventory, manage work-force scheduling, and receive communications from the corporate office.

Wholesale Channel - National Accounts

The Wholesale - National Accounts channel works with large, brand-name network service providers (including AT&T (formerly SBC), MCI and others) which bundle New Edge services with its own to provide solutions to the end customer.  In the wholesale channel, the end customer might not know that New Edge is providing part of its business data network.  The wholesale customer typically handles billing, installation, customer support and bears end customer credit risk.  Because of the increased service it provides to the end user, the wholesale customer buys service at a lower price than does the selling partner.  The key selling qualities for the wholesale customers include network coverage, reliability, and ability to provision service.

In this channel, the marketing effort is focused on developing wholesale agreements with carriers that have large sale forces that serve the small and medium-sized business market.  The lead time within the wholesale channel can be long, up to twelve months.  Key steps in the sales process include:  review of New Edge network capabilities, provisioning, and network management capabilities; negotiation of detailed service agreements; development of electronic interfaces so that the wholesale customer’s sales force can order electronically from New Edge; product development by the wholesale partner to leverage New Edge’s capabilities; and ramp up of orders from the wholesale partner.  Although the front-end lead time may be lengthy, generally the incremental sales effort for each new sale is limited.

Wholesale Channel - Regional Accounts

In addition to the larger national accounts, New Edge has a group which focuses on regional facilities based network service providers.  These potential wholesale customers typically focus on delivering business applications to customers and look to New Edge to supply the nationwide network connectivity and functionality to allow them to cost effectively reach their customers.  From a marketing perspective these customers typically have shorter lead times than the national accounts, but require the same level of service and network reliability.  While most of these customers do not require their own electronic order interface system, all customers do use New Edge’s web-based order entry form which improves turnaround time, reduces errors and allows New Edge to scale its business as its customers increase their reliance on New Edge for network connectivity and management.

Competition

New Edge believes there is no single competitor that shares its nationwide network or its focus on business data networks.  Nevertheless, it faces intense competition from many businesses with significantly greater financial and other resources, well-established brand names and networks and larger customer bases, including Verizon, BellSouth, Qwest, AT&T (formerly SBC), Sprint, MCI, Covad and others.  New Edge primarily competes with incumbent and new telecommunications companies, including national long distance carriers, RBOCs, ILECs, IXCs, small and medium-sized DSL carriers and resellers, cable modem service providers, ISPs, on-line service providers and wireless and satellite data service providers.  New Edge may experience decreasing prices for its services due to competition, volume-based pricing and other factors.  Prices for digital communications services have generally declined and New Edge expects this trend to continue.  New Edge has provided and expects in the future to provide price discounts to wholesale customers that commit to sell its services to a large number of their end users.

Some of New Edge’s primary competitors include the following:

•                  Incumbent local exchange carriers.  The ILECs have established brand names and reputations for high quality in their service areas, possess significant capital to deploy DSL and other broadband equipment rapidly, have their own copper lines and central offices and can bundle digital data services with their existing analog voice services to achieve economies of scale in serving customers.  All ILECs have established or are establishing their own ISP businesses, and all of the largest ILECs that are presently in New Edge’s target markets are offering DSL-based access services.  As a result, New Edge expects ILECs to be strong competitors.

•                  Other competitive telecommunications companies.  Telecommunication companies such as Covad, DSL.net and others offer DSL-based access services, although they may be focusing largely on retail strategies or deploying their services primarily in major metropolitan markets.  New Edge believes that these and other DSL companies will be significant competitors.  Also, New Edge provides frame relay service as a complementary carrier to AT&T (formerly SBC).  New Edge’s business may be negatively impacted in the event that AT&T moves these services to its own network.

•                  Cable modem service providers.  Cable modem service providers are also deploying high speed Internet access services over hybrid fiber coaxial cable networks.  Where deployed, these networks provide similar and in some cases higher speed Internet access than New Edge provides.  They also may offer these services at lower price points than New Edge’s services.  Competition from actual or prospective cable modem service providers may have a significant negative effect on New Edge’s ability to add new and maintain its existing customers and may create downward pressure on the prices for New Edge’s services.

•                  ISPs and on-line service providers.  ISPs could become competing broadband service providers if they attain certification as CLECs in the states in which they plan to operate and are able to finance and deploy the infrastructure to provide broadband services.  In addition, on-line service providers, such as AOL Time Warner, provide content and applications ranging from news and sports to consumer video conferencing over the Internet and on proprietary on-line services.  AOL Time Warner has announced that it will purchase broadband services from various providers.  If these on-line service providers extend their owned access networks to broadband, they would be New Edge’s competitors.

•                  Wireless and satellite data service providers.  Wireless and satellite data service providers are developing wireless and satellite-based Internet connectivity.  New Edge may face competition from terrestrial wireless services, including multi-channel multipoint distribution systems, local multipoint distribution systems, wireless communication service and point-to-point microwave systems.  The FCC has adopted rules to permit multi-channel multipoint distribution system licensees to use their systems to offer two-way services, including high speed data, rather than solely to provide one-way video services.  The FCC also has auctioned local multipoint distribution system licenses in all markets for wireless systems, which can be used for high speed data services.  In addition, certain wireless companies hold point-to-point and/or point-to-multipoint microwave licenses to provide fixed wireless services such as voice, data and video conferencing.  New Edge also may face competition from satellite-based systems, many of whom have filed applications with the FCC for global satellite networks which can be used to provide broadband voice and data services.

Government Regulation

New Edge’s services are subject to a variety of federal, state and local regulations.  The FCC has jurisdiction over New Edge’s services and facilities to the extent that New Edge provides interstate and international communications services.  To the extent New Edge provides certain identifiable intrastate services, those services and facilities are subject to state regulations.  Rates for the services and unbundled network elements New Edge purchases from the ILECs are, in many cases, determined by the applicable state PUCs.  In addition, local municipal governments may assert jurisdiction over New Edge’s facilities and operations.  The jurisdictional reach of various federal, state and local authorities is, at times, uncertain due to ongoing regulatory proceedings and judicial review.

Federal Regulation

Interconnection Agreements with the Incumbent Local Exchange Carriers

An important aspect of New Edge’s business is its interconnection agreements with the ILECs for unbundled network elements (UNEs).  UNEs are the various portions of an ILEC’s network that a competitive telecommunications company can lease for purposes of building a facilities-based competitive network, including telephone lines, central office collocation space, inter-office transport, operational support systems, local switching and rights-of-way.  New Edge has entered into interconnection agreements with the four largest ILECs and with smaller independent local exchange carriers including Sprint, CenturyTel, and Citizens.  These agreements cover a number of aspects, including:

•                  rates, terms and conditions for access to unbundled loops to customers;

•                  rates, terms and conditions for special conditioning on certain of these unbundled loops to enable the transmission of digital signals;

•                  rates, terms and conditions of central office space for the collocation of New Edge’s equipment;

•                  rates, terms and conditions for access to dedicated transport facilities connecting New Edge’s facilities in different central offices and network points of presence;

•                  access to operational support systems that New Edge uses to place orders, report network problems and monitor responses to New Edge’s requests; and

•                  dispute resolution process New Edge and the ILECs use to resolve disagreements and billing disputes.

The terms of New Edge’s interconnection agreements vary.  A party can request renegotiation of an agreement prior to such agreement’s expiration date if there is a change in law.  New Edge also has to renew these agreements when they expire.  In some cases, New Edge can continue to operate under the previous agreement while negotiations are taking place on a new interconnection agreement.   Although New Edge expects to renew the interconnection agreements that require renewal and believes the 1996 Telecommunications Act limits the ability of the ILECs not to renew such agreements, New Edge may not succeed in extending or renegotiating its interconnection agreements on favorable terms.  In addition, disputes have arisen and will likely arise in the future as a result of differences in interpretations of the interconnection agreements.  In the past, these disputes have delayed New Edge’s deployment of its network or the provisioning of services.  Such disputes also have adversely affected New Edge’s customers and its ability to enter into additional interconnection agreements with the ILECs in other states.  Finally, the interconnection agreements are subject to state PUC, FCC, and judicial oversight.  These government authorities may modify the terms and conditions of the interconnection agreements in a way that hurts the combined company’s business.

Pursuant to new FCC rules regarding UNEs that took effect on March 11, 2005, the ability of competitive carriers like New Edge to obtain certain elements such as high-capacity DS-1 and DS-3 loops in a negotiated interconnection agreement may be limited in circumstances where there are competitive options in the incumbents’ central offices.  Both FCC and judicial challenges to these rules remain pending.  The FCC has also decided that ILECs are not required to provide New Edge access to certain types of fiber and fiber-fed loops and to the packet-switching functions of fiber-fed telephone lines to provision DSL services.  The FCC has also granted the four largest ILECs forbearance from the obligation to provide access to the packet-switching functions of fiber-fed

telephone lines under section 271 of the Communications Act.  Judicial appeals remain pending.   These decisions mean that, unless New Edge reaches contractual arrangements for these services or obtains favorable rulings from the judiciary or FCC or state regulators, New Edge will continue to be unable to provide its most commonly-used services to customers served by affected fiber-fed lines.  These rules could limit New Edge’s customer growth.

As a result of changes in the 1996 Telecommunications Act, the FCC has the authority to forbear from regulating entities, such as New Edge, who are classified as “non-dominant” carriers and has exercised this authority.  As a result, New Edge is not obligated to obtain prior approval from the FCC for New Edge’s interstate services or file tariffs for such services.  New Edge generally does not file tariffs for its interstate services.  New Edge provides its interstate services to its customers on the basis of contracts rather than tariffs.  New Edge is, however, required to comply with certain obligations that attach to all telecommunications carriers.  For example, New Edge is required to make payments into the Federal Universal Service Fund (the “FUSF”).  The FUSF is a federal fund to support various programs that ensure the availability of telecommunications services to, for example, schools, libraries, hospitals and in high-cost regions of the country.  New Edge is required to pay a percentage of its interstate and international telecommunications revenue to the FUSF, and New Edge generally passes that percentage through to New Edge’s customers.  The amount New Edge is required to pay into the FUSF varies depending on the breakdown between, for example, New Edge’s telecommunications revenue and non-telecommunications revenue, such as equipment sales and installation services.  New Edge is not required to pay into the FUSF for any revenues derived from information services.  The FCC has a proceeding to reexamine its FUSF contribution rules, and the FCC and its FUSF collection agent periodically change the rules related to those contributions.  To the extent there are rule changes or new interpretations of the FUSF rules that increases the FUSF contributions that New Edge must make, New Edge may be subject to increased liability for payments beyond what New Edge has already contributed.  In addition, New Edge is also subject to federal rules regarding customer proprietary network information, truth-in-billing, and other FCC regulations and federal Communications Act requirements, as well as the Communications Assistance for Law Enforcement requirements.

On November 16, 2005, the FCC’s Wireline Broadband Order addressing the ILECs’ regulatory obligations to provision wholesale DSL services under tariff to competitors went into effect.  As a result of this order, the ILECs are no longer required to offer the wireline broadband transmission component of wireline broadband Internet access services as a stand-alone telecommunications service under tariff, subject to a one-year transition period for pre-existing customers.  As a result, New Edge is no longer guaranteed access to the ILECs’ stand-alone wholesale DSL services.  New Edge is currently in the process of negotiating commercial agreements in order to maintain and ensure the continued access to the ILECs’ wholesale DSL services.  However, should New Edge not be able to negotiate a commercial agreement pursuant to reasonable rates, terms and conditions, then this could significantly affect New Edge’s ability to reach end user customers throughout the U. S.

State Regulation

New Edge is authorized by state utility commissions to operate as a telecommunications carrier in 49 states.  Certification is not a requirement for the resale business New Edge does in the state of Hawaii.  New Edge files tariffs in certain states for intrastate services as required by state law or regulation.  New Edge is also subject to periodic financial and other reporting requirements of these states with respect to certain intrastate services.  Jurisdictional determinations that some or all of New Edge’s services are intrastate services could harm New Edge’s business.  For example, New Edge could be deemed liable for payments into state universal service funds, which require telecommunications carriers providing intrastate services to pay a percentage of their intrastate revenues to support state programs that ensure universal availability of telecommunications and related services.  New Edge does not believe that the services it offers on an interstate basis are subject to such state assessments, but a state commission or judicial decision to the contrary could subject New Edge to liability for such payments.

Each state utility commission has proceedings to determine the rates, charges and terms and conditions for collocation and unbundled network elements.  The rates in many of New Edge’s interconnection agreements are interim rates and will be prospectively, and, in some cases, retroactively, affected by the permanent rates set by the various state PUCs.

Local Regulation

New Edge may be required to obtain various permits and authorizations from municipalities in which it operates its own facilities.  The issue of whether actions of local governments regarding the activities of telecommunications carriers pose barriers to entry for competitive telecommunications carriers which may be preempted by the FCC, such as requiring payment of franchise fees or other surcharges, is the subject of litigation.

Summary of Governmental Regulations

The foregoing does not purport to describe all present and proposed federal, state and local regulations and legislation affecting the telecommunications industry, and New Edge in particular.  Other existing federal regulations are currently the subject of judicial proceedings, legislative hearings and administrative proposals that could change, in varying degrees, the manner in which communications companies operate in the U. S.  The outcome of these proceedings and the ultimate impact of the 1996 Telecommunications Act or any final regulations adopted pursuant to the 1996 Telecommunications Act on New Edge’s business cannot be determined at this time but could be adverse to New Edge’s interests.  New Edge cannot predict the impact, if any, that future regulation or regulatory changes may have on New Edge’s business and New Edge can give no assurance that such future regulation or regulatory changes will not harm New Edge’s business.

Proprietary Rights and Licenses

New Edge relies on a combination of copyright, patent, trademark, and trade secret laws and contractual restrictions to establish and protect proprietary rights and information.  Accordingly, New Edge requires employees to sign invention assignment agreements and requires employees, consultants and, when possible, suppliers and distributors to sign confidentiality agreements.  New Edge has granted licenses of its registered “New Edge Networks” and miscellaneous design service marks to authorized installation contractors and certain wholesale customers in connection with the provisioning of New Edge’s services.  Conversely, New Edge uses various licensed intellectual property to conduct its business.  From time to time, third parties have alleged that New Edge has misappropriated their proprietary information.  To date, none of these claims has had an adverse effect on New Edge’s ability to market and sell its services.

Employees

New Edge had approximately 330 employees as of September 30, 2005.  It believes its relationships with its employees are good.

Legal Proceedings

From time to time, New Edge is involved in litigation arising out of claims in the normal course of business.  Based on the information presently available, including discussion with outside legal counsel, New Edge believes that there are no claims or actions pending or threatened against it, the ultimate resolution of which will have a material adverse effect on New Edge’s financial position, liquidity or results of operations.

NEW EDGE MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain statements in this Management’s Discussion and Analysis are forward-looking statements.  The words “estimate,” “plan,” “intend,” “expect,” “anticipate,” “believe” and similar expressions are intended to identify forward-looking statements.  These forward-looking statements are found at various places throughout this report.  New Edge disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Although New Edge believes that its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved.  Important factors that could cause actual results to differ from estimates or projections contained in the forward-looking statements are described under “Safe Harbor Statement.”

The following discussion should be read in conjunction with the accompanying unaudited Condensed Consolidated Financial Statements and related Notes thereto for the nine months ended September 30, 2005 and the audited Consolidated Financial Statements and the Notes thereto for the year ended December 31, 2004 contained elsewhere in this filing.

Safe Harbor Statement

The Management’s Discussion and Analysis and other portions of this document include “forward-looking” statements (rather than historical facts) that are subject to risks and uncertainties that could cause actual results to differ materially from those described.  Although New Edge believes that the expectations expressed in these forward-looking statements are reasonable, New Edge cannot promise that expectations will turn out to be correct.  New Edge’s actual results could be materially different from and worse than expected.  With respect to such forward-looking statements, New Edge seeks the protection afforded by the Private Securities Litigation Reform Act of 1995.  These risks include, without limitation, (1) that New Edge may not be able to successfully implement its broadband strategy which would materially and adversely affect growth rates, future overall revenues and profitability; (2) that New Edge may not successfully enhance existing or develop new products and services in a cost-effective manner to meet customer demand in the rapidly evolving market for data communications services; (3) that service offerings may fail to be competitive with existing and new competitors; (4) that competitive product, price or marketing pressures could cause New Edge to lose existing customers to competitors, or may cause it to reduce prices for services which would adversely impact average revenue per user; (5) that commercial and alliance arrangements may be terminated or may not be as beneficial as New Edge anticipates; (6) that New Edge may experience significant fluctuations in operating results; (7) that third-party network providers may be unwilling or unable to provide Internet and wireline telecommunications access; (8) that New Edge may be unable to maintain or increase customer levels if it does not have uninterrupted and reasonably priced access to local and long distance telecommunications systems for delivering access, including, specifically, that ILECs and cable companies may not provide last mile broadband access to it on a wholesale basis or on terms or at prices that allow it to grow and be profitable in the broadband market, especially as a result of the recent U.S. Supreme Court ruling and FCC order concerning wholesale broadband access; (9) that service interruptions or impediments could harm New Edge’s business; (10) that New Edge may not be able to protect proprietary technologies or successfully defend infringement claims and may be required to enter licensing arrangements on unfavorable terms; (11) that New Edge may be accused of infringing upon the intellectual property rights of third parties, which is costly to defend and could limit its ability to use certain technologies in the future; (12) that government regulations could force New Edge to change business practices; (13) that if New Edge is unable to successfully defend against legal actions, it could face substantial liabilities; (14) that New Edge may be unable to continually develop effective business systems, processes and personnel to support its business; (15) that New Edge may be unable to hire and retain qualified personnel, including key executive officers; (16) that New Edge’s indebtedness may limit its ability to expand its operations; (17) that New Edge’s inability to obtain any material amount of additional debt financing or to refinance existing debt obligations may require it to scale back its operations; and (18) that some other unforeseen difficulties may occur.  These risks and uncertainties, as well as other risks and uncertainties that could cause New Edge’s actual results to differ significantly from management’s expectations, are not intended to represent a complete list of all risks and uncertainties inherent in its business.

Overview

New Edge is a national provider of managed data network services for wide area networks and virtual private networks (“VPN”) for telecommunications carriers and for businesses.  New Edge’s network provides a range of data access connectivity options for end users to accommodate a variety of data transmission needs from slower speed, traditional frame relay (56 kbps) to simple, single site DSL (starting at 128 kbps), to complex multi-site, VPN (ranging from 128 kbps to 1.5 mbps) with managed network services.  New Edge combines its nationwide network footprint with its provisioning capabilities to create a competitive advantage in the telecommunications industry.

New Edge’s network is comprised of 816 ATM/frame relay/DSL switches in 603 CO collocations.  In addition, New Edge has access under wholesale agreements to 9,616 unique COs throughout the U.S.  New Edge has interconnection agreements with all major ILECs to lease DSL and T-1 unbundled network elements, as well as commercial services agreements with RBOCs, CLECs, and cable and satellite service providers to provide last mile connectivity onto its network.  The network provides coverage via frame relay, DSL, and/or T-1 access to service small and medium-sized businesses and telecommunications carriers.  While there are roughly 22,000 COs in the U.S., approximately 95% of businesses are located within reach of approximately 10,000 of these COs, and New Edge has xDSL access in 9,616 of these COs plus frame relay, cable and satellite connectivity.

New Edge’s services include the access elements, network connectivity and network management capabilities needed to run a small or medium-sized business data network.  The access elements are the physical connections that connect the end user to New Edge’s network and include frame relay, DSL, T-1, satellite and cable.  Network connectivity is the type of traffic that is sent over the network access element, either frame relay, VPN or private line/ATM.  Network management capabilities are incremental services that New Edge offers to monitor the network and provide automatic outage notification or web-based network reporting.

Significant Customers

SBC’s acquisition of AT&T created a combined company that accounts for over 15% of New Edge’s revenues.

Regulatory Developments

Federal, state and local government regulations affect New Edge’s service offerings.  In particular, New Edge relies upon provisions of the 1996 Telecommunications Act to procure certain facilities and services from the ILECs that are necessary to provide services.  As a result, New Edge’s business could be materially adversely affected by changes in applicable rules and policies as a result of FCC decisions, legislative actions at the state and federal level, rulings from state public utility commissions, and court decisions.  Such changes may reduce or eliminate New Edge’s ability to access network elements at regulated prices and result in increased costs.  New Edge has changed its business in the past to respond to new regulatory developments, and if it is unable to adapt its business practices to the changing regulatory environment, its business could be materially, adversely affected.

In September 2005, the FCC released its DSL Order addressing the ILECs’ regulatory obligations for the provisioning of wholesale DSL services.  As a result, effective November 2005, the ILECs are no longer required to separate out and offer the wireline broadband transmission component of wireline broadband Internet access services as a stand-alone telecommunications service, subject to a one year transition period.  Consequently, New Edge is no longer guaranteed access to the ILECs wholesale DSL services.  New Edge is currently in the process of negotiating commercial agreements in order to maintain and ensure continued access to the ILECs’ wholesale DSL services.  However, should New Edge be unable to negotiate commercial agreements or negotiate commercial agreements that contain reasonable rates, terms and/or conditions, its ability to reach end user customers throughout the U.S. could be materially adversely affected which would adversely impact its revenues and its ability to increase its customer base.

Key Operating Metrics

New Edge utilizes certain non-financial and operating measures to assess financial performance.  Terms such as churn rate and average revenue per user (“ARPU”) are terms commonly used in the telecommunications industry.  The following table sets forth end user and operating data for the periods indicated:

	Twelve Months Ended		Nine Months Ended
	December 31, 2003	December 31, 2004	September 30, 2004	September 30, 2005
End User Circuit Data (a)
WAN end users	9,700	12,800	12,000	13,400
Wholesale xDSL end users	21,100	22,600	22,000	23,600
Aggregation/IP Transit end users	600	600	600	600
Retail xDSL end users	7,500	10,800	9,600	15,200
DIA end users	1,100	1,300	1,300	1,400

Total end user circuit count at end of period	40,000	48,100	45,500	54,200

End User Activity (All Products)
End user circuits at beginning of period	28,100	40,000	40,000	48,100
Gross organic end user circuit additions	21,000	20,300	14,300	17,200
Churn	(9,100)	(12,200)	(8,800)	(11,100)

End user circuits at end of period	40,000	48,100	45,500	54,200

Churn rate (b)	2.1%	2.3%	2.3%	2.4%

Wide Area Network (WAN)
Average monthly end user circuits (c)	7,400	11,200	10,800	13,400
ARPU (d)	$400	$335	$343	$302
Churn rate (b)	1.7%	1.4%	1.4%	2.4%

Wholesale xDSL
Average monthly end user circuits (c)	19,600	21,800	21,600	23,200
ARPU (d)	$82	$85	$84	$86
Churn rate (b)	2.4%	2.9%	2.9%	2.7%

Aggregation/IP Transit (e)
Average monthly end user circuits (c)	600	600	600	600
ARPU (d)	$1,101	$1,165	$1,169	$1,082
Churn rate (b)	2.0%	1.9%	2.0%	2.1%

Retail xDSL
Average monthly end user circuits (c)	6,600	8,800	8,300	13,100
ARPU (d)	$135	$140	$141	$130
Churn rate (b)	1.7%	2.0%	1.9%	1.8%

DIA (Direct Internet Access)
Average monthly end user circuits (c)	1,100	1,200	1,200	1,400
ARPU (d)	$1,063	$886	$906	$766
Churn rate (b)	2.2%	2.2%	2.3%	2.4%

(a)          End user circuit count is used to measure the number of access elements that provide the physical connection from the end user customer location to New Edge’s network.  One customer may have multiple end user circuits.

(b)         Churn rate is used to measure the rate at which end users disconnect their circuits on a voluntary or involuntary basis.  Churn rate is computed by dividing the average monthly number of end user circuits that discontinued service during the period by the average end user circuit count for the period.

(c)          Average monthly end user circuits for the year and nine month periods is calculated by averaging the ending monthly end user circuits for the twelve or nine months preceding and including the end of the periods.

(d)         ARPU represents the average monthly recurring revenue per end user circuit and excludes surcharges and taxes billed the customer.  ARPU is computed by dividing average monthly revenue for the period, excluding prorated months and credits, by the average number of end user circuits for the period.  Average monthly revenue used to calculate ARPU includes recurring service revenue only.

(e)          Aggregation/IP revenues are included in Wholesale xDSL revenues in the financial statements.

Results of Operations

	Twelve Months Ended December 31,			%	Nine Months Ended September 30,			%
	2003	2004	$ Change	Change	2004	2005	$ Change	Change
	(dollars in thousands)
Revenues:
Recurring revenue
WAN services	$36,326	$45,450	$9,124	25%	$33,345	$36,383	$3,038	9%
Wholesale DSL services	27,159	31,038	3,879	14%	22,869	23,582	713	3%
Retail DSL services	10,992	15,177	4,185	38%	10,580	15,286	4,706	44%
DIA services	14,046	13,014	(1,032)	-7%	9,766	9,547	(219)	-2%
MSN	84	—	(84)	*	—	—	—	*
Total recurring revenue	88,607	104,679	16,072	11%	76,560	84,798	8,238	11%
Non-recurring revenue and taxes and surcharges	7,954	10,385	2,431	31%	8,593	10,716	2,123	25%
Total revenues	96,561	115,064	18,503	19%	85,153	95,514	10,361	12%

Operating costs and expenses:
Network costs, exclusive of depreciation and amortization shown separately	67,185	66,214	(971)	-1%	50,468	54,081	3,613	7%
Selling, marketing, general and administrative expenses	31,355	37,628	6,273	20%	26,326	27,798	1,472	6%
Amortization of deferred compensation, net	12	—	(12)	*	—	—	—	*
Depreciation and amortization	32,521	32,927	406	1%	24,666	20,168	(4,498)	-18%
Total operating costs and expenses	131,073	136,769	5,696	4%	101,460	102,047	587	1%

Loss from operations	(34,512)	(21,705)	12,807	37%	(16,307)	(6,533)	9,774	60%

Interest income	16	3	(13)	-81%	7	2	(5)	-71%
Interest expense	(3,153)	(5,176)	(2,023)	-64%	(2,621)	(2,851)	(230)	-9%
Other income (expense), net	1	(203)	(204)	*	(58)	9	67	*
Net loss	$(37,648)	$(27,081)	$10,567	28%	$(18,979)	$(9,373)	$9,606	51%

* Percentage not calculable or not meaningful

Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004 and Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenues

Revenues consist of wholesale and retail fees charged for high-speed, high-capacity access services including DSL, cable, satellite and dedicated circuit services; installation fees; termination fees; fees for equipment; and regulatory surcharges billed to customers.  Revenues increased 12% to $95.5 million during the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004.  The increase in revenue reflects the growth of end user circuits, which was a result of market expansion for managed network services and broadband access and New Edge’s efforts to promote these services.  Average WAN, wholesale xDSL, and retail xDSL circuit counts increased 2,600, 1,600, and 4,800, respectively, for the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004.  The increase in average WAN circuit counts is primarily the result of selling increased numbers of managed VPNs, and the growth in average retail xDSL circuit counts was primarily the result of more demand for broadband access circuits by customers who desire to manage their VPN internally.  DIA service revenues decreased during the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004 due to disconnects of higher ARPU circuits and price reductions offered for customer retention efforts, both of which adversely impacted ARPU.

Revenues increased 19% to $115.1 million during the year ended December 31, 2004.  The increase was attributable to growth of end user circuits as a result of market expansion for managed data and DSL services and New Edge’s efforts to promote broadband services.  As a result, average WAN, wholesale xDSL, and retail xDSL circuit counts increased, 3,800, 2,200, and 2,200 respectively, during the year ended December 31, 2004 compared to the year ended December 31, 2003.  DIA service revenues decreased due to disconnects of higher ARPU circuits and price reductions offered for customer retention efforts.  The decline in MSN revenue was due to the discontinuance of the service offering during the year ended December 31, 2004.

The largest increases in revenues for both periods were generated by services offered to customers on a retail basis.  This was due to New Edge’s increased focus on being a single-source retail provider of multi-site broadband networks.

New Edge’s customer base consists of both retail and wholesale customers.  In a retail relationship, New Edge markets the service directly to consumers under the TransEdge brand.  New Edge has latitude in establishing price, and is responsible for most aspects of providing the service, including first tier customer support.  In a wholesale relationship, a telecommunications partner markets the service, and has latitude in establishing price and pays New Edge to provide underlying Internet services such as authentication, email, web space, news and varying degrees of customer support.  In a retail relationship, New Edge generally recognizes the amount the subscriber is billed as revenue, but in a wholesale relationship, New Edge recognizes the amount due from the wholesale partner as revenue.  The number of customers being added or served at any point in time through wholesale efforts is subject to the business and marketing circumstances of New Edge’s telecommunications partners.

Network costs

Network costs consist of telecommunications fees, set-up fees, the cost of Internet appliances sold, and surcharges due to regulatory agencies.  Network costs increased 7.0% from $50.5 million during the nine months ended September 30, 2004 to $54.1 million during the nine months ended September 30, 2005, and decreased as a percentage of total revenues from 59.3% to 57.7%, respectively.  The decrease as a percentage of total revenues for the nine month period was partially attributable to a favorable settlement with a carrier on fees due for collocation sites and more favorable agreements with telecommunications service providers during 2005.

Network costs decreased 1% from $67.2 million during the year ended December 31, 2003 to $66.2 million during the year ended December 31, 2004, and decreased as a percentage of total revenues from 69.6% to 57.5%.  The decrease as a percentage of total revenues for the year was due to increased carrier costs in 2003 as well as more favorable agreements with telecommunications service providers in 2004.

Selling, marketing, general and administrative

Selling, marketing, general and administrative expenses include fully burdened costs for all New Edge employees, sales commissions, trade shows, training, office expenses, employee relations, professional services, outside collections fees, occupancy costs, and advertising and promotion expenses.  Selling, marketing, general and administrative expenses increased 6% from $26.3 million during the nine months ended September 30, 2004 to $27.8 million during the nine months ended September 30, 2005.  The increase is primarily attributable to a $1.2 million increase in commissions paid to agents and referral partners.

Selling, marketing, general and administrative expenses increased 20% from $31.4 million during the year ended December 31, 2003 to $37.6 million during the year ended December 31, 2004.  The increase was primarily attributable to increases in property tax expenses of $1.5 million; a 16% increase in personnel, equating to an additional $1.4 million in payroll and related expenses; and an increase of $1.1 million in commissions paid to agents and referral partners.

Depreciation and amortization

Depreciation and amortization expense represents the depreciation of property and equipment; amortization of non-recurring installation and activation costs deferred pursuant to Staff Accounting Bulleting No. 101 (“SAB 101”), “Revenue Recognition in Financial Statements” and Staff Accounting Bulletin No. 104, “Revenue Recognition;” and amortization of definite life intangible assets acquired in conjunction with the purchases of businesses and subscriber bases from other telecommunications providers.

Property and equipment are depreciated on a straight-line basis over three to seven years.  Property and equipment primarily consists of network equipment located in collocation sites, which is depreciated over five years, and customer premise equipment (“CPE”), which are routers owned by New Edge but located at the end-user location, which are depreciated over three years.  Non-recurring installation and activation costs deferred under SAB 101 are amortized on a straight-line basis over three years.  Intangible assets related to the acquisition of the At Work customer base in February 2002 were amortized on a straight-line basis over three years, and the assets became fully amortized in February 2005.  Intangible assets related to the West-Net, Inc. acquisition in November 2000 are amortized on a straight-line basis over a five-year period.

Depreciation and amortization decreased 18% from $24.7 million during the nine months ended September 30, 2004 to $20.2 million during the nine months ended September 30, 2005.  The decrease was primarily attributable to a significant portion of New Edge’s network equipment becoming fully depreciated during the nine months ended September 30, 2005 and the intangible asset related to the At Work acquisition becoming fully amortized in February 2005.

Depreciation and amortization increased 1% from $32.5 million during the year ended December 31, 2003 to $32.9 million during the year ended December 31, 2004.

Interest expense

Interest expense increased 9% from $2.6 million during the nine months ended September 30, 2004 to $2.9 million during the nine months ended September 30, 2005.  The increase in interest expense was primarily attributable to an increase in the interest rate on outstanding debt.

Interest expense increased 64% from $3.2 million during the year ended December 31, 2003 to $5.2 million during the year ended December 31, 2004.  The increase in interest expense in 2004 was primarily attributable to interest on property and use tax liabilities of $1.6 million.

Quarterly Results

The following table sets forth selected unaudited consolidated quarterly statement of operations data for the four quarters in 2003 and 2004 and the first three quarters in 2005. This unaudited information has been prepared on substantially the same basis as the New Edge consolidated financial statements appearing elsewhere in this prospectus and includes all adjustments (consisting of normal recurring adjustments) New Edge believes are necessary for a fair statement of the unaudited consolidated quarterly date. The unaudited consolidated quarterly statement of operations data should be read together with the consolidated financial statements and related notes thereto included elsewhere in this prospectus. The results for any quarter are not necessarily indicative of results for any future period.

	Three Months Ended
	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,
	2003	2003	2003	2003	2004	2004	2004	2004	2005	2005	2005
	(in thousands)
Revenues	$21,614	$23,382	$25,294	$26,271	$27,845	$28,266	$29,042	$29,911	$30,754	$31,132	$33,628
Operating expenses	31,073	30,305	31,191	38,504	33,170	33,542	34,748	35,309	33,292	35,023	33,732
Operating loss	(9,459)	(6,923)	(5,897)	(12,233)	(5,325)	(5,276)	(5,706)	(5,398)	(2,538)	(3,891)	(104)
Interest expense	(758)	(784)	(787)	(824)	(821)	(871)	(922)	(2,562)	(943)	(949)	(959)
Other (expense) income, net	—	1	—	16	(4)	—	(54)	(142)	—	9	2
Net loss	$(10,217)	$(7,706)	$(6,684)	$(13,041)	$(6,150)	$(6,147)	$(6,682)	$(8,102)	$(3,481)	$(4,831)	$(1,061)

Liquidity and Capital Resources

Cash flows for the nine months ended September 30, 2005

New Edge’s operating activities used cash of $0.6 million during the nine months ended September 30, 2005, which primarily consisted of a net loss of $(9.4) million adjusted for non-cash items of $21.6 million and partially offset by cash used for working capital of $12.8 million.  Non-cash items primarily included depreciation and amortization relating to New Edge’s network, facilities, intangible assets and customer activation costs deferred under SAB 101, and provision for doubtful accounts.  Working capital activities consisted of a $5.9 million decrease in accounts payable and accrued liabilities, including a $2.8 million settlement payment to the FCC for past due USF contributions; a $1.4 million increase in deferred revenue; a $0.6 million increase in accounts receivable; a $1.1 million increase in inventory; and a $6.6 million increase in prepaid expenses, deposits and other assets.

New Edge’s investing activities used cash of $6.2 million during the nine months ended September 30, 2005.  New Edge used cash of $2.6 million for capital expenditures associated with upgrades to the equipment used to provide service on its nationwide network and $3.6 million for capital expenditures related to technology infrastructure and purchases of routers used by customers.

New Edge’s financing activities provided cash of $6.8 million during the nine months ended September 30, 2005, primarily due to a private placement in January 2005 of 13.4 million shares of New Edge Holding Company common stock for $8.8 million, net of financing costs.  This was partially offset by the repayment of $2.0 million in obligations related to advances made prior to the closing of the private placement.

Cash flows for the year ended December 31, 2004

New Edge’s operating activities used cash of $0.5 million during the year ended December 31, 2004, which primarily consisted of a net loss of $(27.1) million adjusted for non-cash items of $38.0 million and partially offset by cash used for working capital of $11.4 million.  Non-cash items primarily included depreciation and amortization relating to New Edge’s network, facilities, intangible assets and customer activation costs deferred under SAB 101, and allowance for doubtful accounts.  Working capital activities consisted of a $2.5 million decrease in accounts payable and accrued liabilities; a $1.1 million increase in deferred revenue; a $3.8 million increase in accounts receivable; a $0.3 million increase in inventory; and a $5.9 million increase in prepaid expenses and other assets.

New Edge’s investing activities used cash of $4.4 million during the year ended December 31, 2004.  This was primarily due to $4.8 million of capital expenditures related to technology infrastructure and purchases of routers used by customers.

New Edge’s financing activities provided cash of $2.4 million during the year ended December 31, 2004.  This was primarily due to $2.0 million in obligations related to advanced funding of a private placement that closed in January 2005 and the receipt of $0.4 million in proceeds from the exercise of stock options.

Contractual Obligations and Commitments

New Edge leases office space under noncancelable operating leases expiring at various dates through 2011.  Future minimum lease payments under operating leases, which includes office space, vehicle and equipment, are summarized as follows:

Year Ended December 31,	(in thousands)
2005	$1,061
2006	933
2007	890
2008	867
2009	692
Thereafter	1,449
$5,892

Debt Covenants

New Edge’s debt obligations require it to comply with certain financial covenants.  New Edge was in compliance with these financial covenants as of December 31, 2004 and September 30, 2005.

In addition, New Edge has certain affirmative covenants that it must meet.  New Edge was not in compliance with its covenants requiring timely remittance of taxes, assessments and other governmental charges as of and for the years ended December 31, 2003 and 2004 and into 2005.  As such, New Edge obtained a waiver of this covenant from the lender for the specific past dues taxes.

Other

New Edge’s principal sources of liquidity are its cash and cash equivalents.  As of September 30, 2005, New Edge had approximately $1.1 million in cash and cash equivalents.  In November 2005, New Edge obtained $2.0 million in additional financing by entering into a subordinated debt agreement with a stockholder.  New Edge’s cash requirements depend on numerous factors, including the rate of market acceptance of the services offered, its investments in growth initiatives, its ability to maintain and expand its customer base, the rate of expansion of network infrastructure, its ability to negotiate favorable agreements with its telecommunications vendors, the level of resources required to expand sales and marketing programs, the size and types of acquisitions in which it engages, and general economic developments.

From June 1, 1999 (the date of inception) to September 30, 2005, New Edge has incurred cumulative losses of $282.3 million, used $176.4 million of cash for operating activities, and used $70.2 million for purchases of property and equipment.  For the nine months ended September 30, 2005, New Edge incurred a loss of $9.4 million, used $0.6 million of cash for operating activities, and used $6.2 million for purchases of property and equipment.  New Edge has primarily financed its operations to date through private sales of equity securities and debt to affiliates, outside investors and banks.

As of September 30, 2005, New Edge had $1.1 million in cash and a working capital deficit of $53.5 million, including $41.5 million of debt obligations due September 2006.  In December 2005, New Edge entered into an Agreement and Plan of Merger for the sale of New Edge to EarthLink.  Under the terms of the merger agreement, cash consideration to be paid pursuant to the merger agreement would be used first to satisfy the debt obligations due September 2006.

If the sale of New Edge to EarthLink is not completed, New Edge’s continued existence is dependent on its ability to obtain additional financing to support cash flows used in operating and investing activities and to repay the obligations due September 2006.  If financing is insufficient or unavailable, New Edge will be required to significantly change or scale back its operating plans to the extent of available funding.  New Edge may need to raise additional funds in order to take advantage of unanticipated opportunities, such as acquisitions of complementary businesses or the development of new products, or to otherwise respond to unanticipated competitive pressures.  There can be no assurance that New Edge would be able to raise any financing on terms acceptable to it or at all.

Related Party Transactions

During 2004, New Edge incurred and paid legal fees of approximately $0.1 million to a law firm which is a stockholder of common stock of New Edge.  Additionally, New Edge issued to the law firm a warrant to purchase 181 shares of common stock for services provided previously.

In November 2005, New Edge entered into a subordinated debt agreement with stockholders pursuant to which it borrowed $2.0 million.  The subordinated debt is due December 31, 2006 and bears interest at a rate of 10% per annum.

Critical Accounting Policies and Estimates

Revenue Recognition

Revenue consists of recurring fees for monthly managed network and Internet access services and the amortization of nonrecurring fees, which include fees related to installation, equipment and service activation.  Recurring revenue is recognized pursuant to the terms of each contract on a monthly service fee basis.  Deferred revenue on recurring fees represents billings in advance of the services provided.

Nonrecurring customer activation fees is deferred and amortized to revenue over the estimated customer life of three years.  Direct costs associated with customer activation, up to the amount of deferred revenue, are also deferred and amortized to amortization expense over the estimated customer life.  Any excess direct costs over nonrecurring revenue are charged to expense as incurred.

Management applies judgment to determine the life over which to amortize nonrecurring customer activation fees.  An increase or decrease in the estimated life of a customer would unfavorably and favorably impact revenue, respectively; however, it would not impact the net loss.

Inventory

Inventory consists of communications equipment for installation at customer sites and in New Edge’s collocation sites and is stated at the lower of cost or market.  New Edge determines cost using the actual cost method.  New Edge retains title to certain communications equipment installed at customer sites based on certain customer agreements.  As a result, when the equipment is installed at a customer site and New Edge retains ownership, the inventory is capitalized to property and equipment and depreciated over the three-year estimated life of the customer relationship.

Management applies judgment to determine the customer life over which to amortize nonrecurring customer activation fees.  An increase or decrease in the estimated life of a customer would favorably and unfavorably impact costs, respectively.  Management also applies judgment in determining the market value of the inventory when assessing whether the inventory is stated at the lower of cost or market.

Long-Lived Assets

Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  If undiscounted expected future cash flows are less than the carrying value of the assets, an impairment loss is to be recognized based on the amount by which the carrying value of the assets exceed the fair value of the assets.  No event or change in circumstance has occurred that would require an assessment of impairment.  Accordingly, New Edge has determined that its long-lived assets were not impaired during the nine months ended September 30, 2005 or year ended December 31, 2004.  If an event occurred and New Edge determined long-lived assets were impaired, its results would be adversely affected by the amount of the loss recorded to adjust the carrying value of the long-lived assets to their estimated fair value.

Property and Equipment

Property and equipment are recorded at cost and are depreciated or amortized using the straight-line method over the shorter of their useful lives or, for leasehold improvements, their remaining lease terms.  New Edge uses estimated useful lives of three years for computers and purchased software, five years for collocation equipment and collocation fees, seven years for furniture and five years for all other property and equipment.  Maintenance and repairs are charged to expense as incurred, and improvements and betterments are capitalized.  When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the accounts and any resulting gains or losses are reflected in operations.

New Edge capitalizes certain externally and internally developed software costs.  Capitalized external software costs include the costs to purchase software from vendors.  Capitalized internal software costs generally include personnel costs incurred in developing and enhancing functionality within software obtained for internal use.

Recently Issued Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123(R), “Share-Based Payment,” which replaces SFAS No. 123 and supersedes Accounting Principles Board (“APB”) Opinion No. 25. SFAS No. 123(R) requires that compensation cost relating to all share-based payment transactions, including grants of employee stock options, be recognized in the statement of operations based on their fair values.  Pro forma disclosure is no longer an alternative.  New Edge expects to adopt SFAS No. 123(R) on January 1, 2006 based on the requirements of SFAS No. 123(R) and expects to apply the prospective method upon adoption.  The prospective method requires companies to record compensation cost beginning with the effective date based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date.

As permitted by SFAS No. 123, New Edge currently accounts for share-based payments to employees using the intrinsic value method under APB Opinion No. 25 and, as such, generally recognizes no compensation cost for employee stock options.  Accordingly, the adoption of the fair value method under SFAS No. 123(R) may have a significant impact on New Edge’s results of operations, although it will have no impact on its overall financial position.  The impact of the adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future.  New Edge expects its earnings and earnings per share will be adversely affected upon adoption of SFAS No. 123(R).

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.”  SFAS No. 154 requires retrospective application of a voluntary change in accounting principle to prior period financial statements unless it is impracticable.  SFAS No. 154 also requires that a change in method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle.  SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.”  SFAS No. 154 is effective for fiscal years beginning after December 15, 2005.  New Edge does not expect the adoption of the provisions of SFAS No. 154 to have a material impact on its results of operations or financial condition.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, New Edge is exposed to fluctuations in interest rates because its debt obligations bear interest per annum at the lesser of (i) the prime rate plus 4% or (ii) 9%.  New Edge has not entered into any contracts to hedge against its interest rate exposure.  When the prime rate is below 5%, New Edge’s interest expense varies based on changes in the prevailing prime rate; and, based on the current level of outstanding debt obligations, a 1% increase in the prevailing prime rate, to the extent it is less 5%, would cause annual interest expense to increase by $0.4 million.  Currently, New Edge’s debt obligations bear interest at 9% because the prevailing prime rate is greater than 5%.

COMPARATIVE RIGHTS OF EARTHLINK STOCKHOLDERS AND NEW EDGE STOCKHOLDERS

New Edge is a Delaware corporation subject to the provisions of the Delaware General Corporation Law (the “DGCL”).  EarthLink is also a Delaware corporation subject to the provisions of the DGCL.  Upon completion of the merger, New Edge stockholders, whose rights are currently governed by New Edge’s amended and restated certificate of incorporation and bylaws and the DGCL, will become stockholders of EarthLink, whose rights will be governed by EarthLink’s second restated certificate of incorporation and amended and restated bylaws and the DGCL.  The description below is believed to cover the material differences between the rights of EarthLink stockholders and New Edge stockholders, but it may not contain all information important to stockholders.  The description is qualified in its entirety by reference to the respective charter documents, bylaws and rights agreements of EarthLink and New Edge.  See “Where You Can Find More Information” on page 92.  The rights of New Edge stockholders are governed by the DGCL and New Edge’s amended and restated certificate of incorporation and bylaws.

Summary of Material Differences Between
the Rights of New Edge Stockholders
and the Rights of EarthLink Stockholders

	New Edge Stockholder Rights	EarthLink Stockholder Rights
Corporate Governance:

Delaware law and New Edge’s amended and restated certificate of incorporation and bylaws govern the rights of New Edge stockholders. Upon completion of the merger, the rights of New Edge stockholders who become EarthLink stockholders will be governed by Delaware law and EarthLink’s second restated certificate of incorporation and amended and restated bylaws.

Delaware law and EarthLink’s second restated certificate of incorporation and amended and restated bylaws currently govern the rights of EarthLink stockholders. Upon completion of the merger, the rights of EarthLink stockholders will continue to be governed by Delaware law and EarthLink’s second restated certificate of incorporation and amended and restated bylaws.

Authorized Capital Stock:

The authorized capital stock of New Edge currently consists of (i) 121,100,402 shares of common stock, par value $0.028681 per share, of which 97,243,776 shares have been validly issued and outstanding as of the date of the signing of the merger agreement.

The authorized capital stock of EarthLink currently consists of (i) 300,000,000 shares of common stock, par value $0.01 per share, of which 130,846,000 shares were issued and outstanding as of September 30, 2005, and (ii) 100,000,000 shares of preferred stock, par value $0.01 per share, none of which is issued and outstanding. The EarthLink board is authorized, without stockholder approval, to issue shares of preferred stock in one or more series and to determine the powers, designations, preferences and relative, participating, and other special rights of such preferred stock.

Number of Directors:	The New Edge board of directors currently consists of seven directors, pursuant to an amendment to the	The EarthLink board of directors consists of eight directors. The number of directors is established

	New Edge Stockholder Rights	EarthLink Stockholder Rights

bylaws. The number of directors is established from time to time by resolution adopted by a majority of the total number of authorized New Edge directors, although there must be a minimum of one director pursuant to Delaware law.

from time to time by resolution adopted by a majority of the EarthLink board of directors or by the affirmative vote of the holders of at least a majority of all outstanding shares entitled to vote, voting together as a single class, although there must be a minimum of two and not more than 17 directors pursuant to EarthLink’s second restated certificate of incorporation.

Election of Directors:	Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.	Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at each annual meeting of the stockholders at which a quorum is present.

Term and Classes of Directors:

New Edge’s board of directors is not classified. Each director holds office until his successor is elected and qualified or until his earlier death, resignation, retirement, disqualification or removal.

There are three classes of EarthLink directors. Each class serves for a three-year term, with one class’s term expiring each year.

Removal of Directors:

New Edge’s bylaws provide that a director may be removed for cause or otherwise by the holders of a majority of the shares then entitled to vote at an election, but only by the affirmative vote of the holders of at least a majority of the voting power of all then-outstanding shares of stock entitled to vote at an election of directors, voting together as a single class.

As limited by the DGCL or EarthLink’s second restated certificate of incorporation, EarthLink’s amended and restated bylaws provide that a director may be removed for cause or otherwise by the affirmative vote of the holders of a majority of all outstanding shares entitled to vote at an election of directors.

	New Edge Stockholder Rights	EarthLink Stockholder Rights
Vacancies on the Board:

Vacancies in New Edge’s board of directors (including a vacancy created by newly created directorships resulting from any increase in the authorized number thereof) shall be filled only by a majority vote of the remaining directors then in office, although less than a quorum, and the directors so elected will hold office until the next succeeding annual meeting of stockholders.

Vacancies in EarthLink’s board of directors (including a vacancy created by newly created directorships resulting from any increase in the authorized number thereof) shall be filled by a majority vote of the remaining directors then in office, although less than a quorum, or by a sole remaining director or by the stockholders if the board of directors has not filled the vacancy.

Board Quorum and Vote Requirements:

At all meetings of New Edge’s board of directors, the presence of a majority of the total number of authorized directors constitutes a quorum for the transaction of business. Except as otherwise required by law, the vote of a majority of the directors present at any meeting at which a quorum is present constitutes the act of the board of directors.

At all meetings of EarthLink’s board of directors, the presence of a majority of the total number of directors constitutes a quorum for the transaction of business. Except as otherwise required by law, the vote of a majority of the directors present at any meeting at which a quorum is present constitutes the act of the board of directors.

Action may be taken by the board of directors without a meeting if all members thereof consent thereto in writing, and that writing or those writings are filed with the minutes of proceedings of the board of directors.

Any action required or permitted to be taken at any meeting of EarthLink’s board of directors may be taken without a meeting if all members of the board of directors or such committee, as the case may be, consent thereto in writing, and that writing or those writings are filed with the minutes of proceedings of the board of directors or such committee.

Stockholder Meetings:

The annual meeting of New Edge stockholders is held at the place and on the date and at the time, as may be fixed from time to time by resolution of the board of directors and set forth in the notice of the meeting, which date shall be within 13 months subsequent to the later of the date of incorporation or the last annual meeting of stockholders.

The annual meeting of EarthLink stockholders is held at the place, either within or without the State of Delaware, and on the date and at the time, as may be fixed from time to time by resolution of the board of directors and set forth in the notice or waiver of notice of the meeting.

	New Edge Stockholder Rights	EarthLink Stockholder Rights

Special meetings of New Edge’s stockholders may be called at any time by (i) the President, (ii) the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors or (iii) the holders of shares entitled to cast at least 10% of the votes at the meeting. Special meetings of the stockholders are held at the places as are specified in the respective notices thereof. Only business brought before the special meeting pursuant to such notice of the special meeting will be conducted at the special meeting.

Special meetings of EarthLink’s stockholders may be called at any time by the chairman of the board of directors or a majority of the board of directors. Special meetings of the stockholders are held at the places as are specified in the respective notices or waivers of notice thereof. Only business brought before the special meeting pursuant to EarthLink’s notice of the special meeting will be conducted at the special meeting.

Quorum Requirements:

The presence in person or by proxy of the holders of a majority of all the shares entitled to vote at a meeting of New Edge stockholders constitutes a quorum for the transaction of business at that meeting.

The presence in person or by proxy of the holders of record of a majority of shares entitled to vote at a meeting of EarthLink stockholders constitutes a quorum for the transaction of business at that meeting provided that once a quorum is established at a meeting as set forth, the quorum may not be eliminated during such meeting.

Stockholder Proposals:	New Edge’s amended and restated certificate of incorporation and bylaws contain no provisions governing stockholder proposals.

For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of EarthLink. To be timely, a stockholder’s notice must be delivered to the Secretary of EarthLink not later than 90 days prior to the annual meeting. A stockholder’s notice to the Secretary shall set forth (i) as to each person whom the stockholder proposes to nominate for election or reelection as a director, all information relating to the person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act and the rules promulgated pursuant to that act; (ii) as to any other business that the stockholder proposes to bring before the meeting, a brief

	New Edge Stockholder Rights	EarthLink Stockholder Rights

description of the matters desired to be brought before the meeting and the reasons for conducting the business at the meeting; (iii) the text of the proposed business to be brought before the meeting; (iv) the name and record address of the stockholder; (v) the class and number of shares of the corporation that the stockholder owns or is entitled to vote; (vi) a description of any material interest of the stockholder in the matters; and (vii) a representation that the stockholder is a holder of record of EarthLink shares entitled to vote at the annual meeting and intends to appear in person or by proxy to present the business specified in the notice.

Action of Stockholders by Written Consent:

Any action required or permitted to be taken by New Edge’s stockholders at an annual or special meeting of stockholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the actions so taken, is signed by the holders of outstanding shares of at least the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all the shares entitled to vote thereon were present and voted. All such consents must be filed with the Secretary of New Edge and maintained in the corporate records. Prompt notice of the taking of a corporate action without a meeting by less than unanimous written consent must be given to those stockholders who did not consent in writing.

Delaware law and EarthLink’s amended and restated bylaws permit stockholders to take actions by unanimous written consent without notice and in lieu of a meeting.

Stockholder Inspection Rights:

Under the DGCL, any stockholder has the right to inspect the company’s stock ledger, stockholder list, and other books and records for a purpose reasonably related to the person’s interest as a stockholder.

Under the DGCL, any stockholder has the right to inspect the company’s stock ledger, stockholder list, and other books and records for a purpose reasonably related to the person’s interest as a stockholder.

Amendment of Certificate of Incorporation:	Under Delaware law, an amendment to New Edge’s certificate of	The EarthLink board of directors is expressly authorized to alter,

	New Edge Stockholder Rights	EarthLink Stockholder Rights
incorporation generally requires a vote by the holders of a majority of the outstanding stock at an annual or special meeting.

amend or repeal any provision contained in its second restated certificate of incorporation, or to add other provisions authorized by the DGCL. The articles pertaining to (i) the board of directors, (ii) indemnification of the directors and (iii) the amendment of the certificate of incorporation must be approved by the affirmative vote of at least two-thirds of the shares entitled to vote thereon and the affirmative vote of a majority of the board of directors.

Amendment of Bylaws:	New Edge’s bylaws may be amended, altered or repealed (i) by the approval of a majority of the total number of authorized directors of New Edge or (ii) by the stockholders of New Edge.

EarthLink’s amended and restated bylaws may be altered, amended or repealed (i) by the vote of a majority of the number of shares entitled to vote (present in person or by proxy) at a stockholders meeting at which a quorum is present, provided that the notice or waiver of notice of such meeting contains a statement of the substance of the proposed amendment or repeal; or (ii) by a majority vote of directors then in office at any meeting of the board of directors, except for provisions authorizing actions by more than a majority of the directors, in which case such provision may be amended or repealed by the number of directors that are required to act pursuant to such provision.

Exculpation of Directors:

New Edge’s amended and restated certificate of incorporation provides that, to the fullest extent permitted by the DGCL, a director will not be personally liable to New Edge or its stockholders for monetary damages for breach of fiduciary duty as a director. The limitations of the DGCL provide this right will not eliminate or limit the liability of a director (i) for any breach of his duty of loyalty to New Edge or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to

EarthLink’s second restated certificate of incorporation provides that, to the fullest extent permitted by the DGCL, a director will not be personally liable to EarthLink or its stockholders for monetary damages for breach of fiduciary duty as a director; provided this right will not eliminate or limit the liability of a director (i) for any breach of his duty of loyalty to EarthLink or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation

	New Edge Stockholder Rights	EarthLink Stockholder Rights

unlawful payment of dividends or unlawful stock purchase or redemption) or (iv) for any transaction from which the director derives an improper personal benefit. New Edge’s amended and restated certificate of incorporation also provides that if the DGCL is amended after the date New Edge’s certificate of incorporation became effective to authorize corporate action further eliminating or limiting the personal liability of New Edge directors, then the liability of a New Edge director will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

of law, (iii) under Section 174 of the DGCL (relating to unlawful payment of dividends or unlawful stock purchase or redemption) or (iv) for any transaction from which the director derives an improper personal benefit. If the DGCL is amended after the date EarthLink’s second restated certificate of incorporation became effective to authorize corporate action further eliminating or limiting the personal liability of EarthLink directors, then the liability of an EarthLink director will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Indemnification of Directors, Officers and Employees:

New Edge will indemnify its directors, officers, employees and other agents to the fullest extent not prohibited by the DGCL provided, however, that New Edge is not required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by him or her or any proceeding by him or her against the corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the board of directors of the corporation, (iii) the indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the DGCL or (iv) the proceeding is brought to enforce a right to indemnification under an indemnity agreement or law, as required under Section 145 of the DGCL.

If the DGCL then so requires, New Edge will advance, before the final disposition of any proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with the proceeding upon receipt of an undertaking by or on behalf of that person to repay said amounts if it should be determined ultimately that

EarthLink will indemnify (i) its directors and executive officers, (ii) an employee serving as a director of a subsidiary of the corporation and (iii) an employee serving, at the written request of an authorized officer of the corporation, as a director of a corporation in which EarthLink has a less than 50% equity interest, to the fullest extent permitted or required by law; provided, however, that EarthLink will not be required to indemnify any director or officer (i) in connection with any proceeding (or part thereof) initiated by him or her or any proceeding by him or her against the corporation or its directors, officers, employees or other agents unless a change in control occurred or the proceeding was authorized by the board of directors of the corporation, or (ii) where such indemnification is prohibited by the DGCL.

If a director or officer furnishes the corporation with a statement requesting an advancement of expenses, EarthLink will advance, before the final disposition of any proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with the proceeding

	New Edge Stockholder Rights	EarthLink Stockholder Rights

he or she is not entitled to be indemnified.

If New Edge fails to pay a claim for indemnification within 90 days after the corporation is in receipt of such written claim, the party seeking indemnification may thereafter bring suit against New Edge to recover the unpaid amount of the claim, and if the suit is deemed not frivolous or brought in bad faith, for the expenses of litigating. It will be an affirmative defense to such claim that the party seeking indemnification has not met the standards of conduct which make it permissible for a corporation to indemnify a party under the DGCL.

New Edge has also entered into indemnity agreements with many directors and officers that require New Edge to indemnify the officer or director to the fullest extent permitted by law.

upon receipt of an undertaking by or on behalf of that person to repay said amounts if it should be determined ultimately that he or she is not entitled to be indemnified. Notwithstanding the foregoing, generally no advance will be made by EarthLink if a determination is reasonably and promptly made (i) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (ii) by independent legal counsel in a written opinion if a change in control occurred and the indemnified party so requests or if there are no directors who were not parties to the proceeding or a majority if such directors so directs. In the event that the person or persons empowered to determine entitlement to indemnification have not been appointed or have failed to make a determination within 45 days after EarthLink’s receipt of the request for indemnification, the requesting person will be deemed entitled to such indemnification.

EarthLink may indemnify any other employee or agent who is or was involved or is threatened to be made so involved in any proceeding by reason of the fact that such person is or was an employee or agent of the corporation. EarthLink may also advance expenses incurred by such employee or agent in connection with such proceeding, consistent with the terms regarding the advancement of expenses to directors and officers.

Anti-Takeover Provisions:

Business Combination Act	The provisions of Section 203 of the DGCL related to restrictions on business combinations with interested stockholders does not apply to New Edge because it is a private company.

Section 203 of the DGCL prohibits a Delaware corporation from engaging in a “business combination” with a person owning 15% or more of the corporation’s voting stock (an “interested stockholder”) for three

New Edge Stockholder Rights	EarthLink Stockholder Rights
years following the time that person became an interested stockholder, unless:

• the board, before the time the person became an interested stockholder, approved either the business combination or the transaction that resulted in the person’s becoming an interested stockholder;

• the person became an interested stockholder and 85% owner of the voting stock in the transaction, excluding shares owned by directors and officers and shares owned by some employee stock plans; or

• the combination transaction is approved by the board and authorized by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

A Delaware corporation can elect in its certificate of incorporation or bylaws not to be governed by Section 203. EarthLink has not made that election.

	New Edge Stockholder Rights	EarthLink Stockholder Rights

Rights Plan:	New Edge does not have a shareholder rights plan.

In 2002, EarthLink adopted a shareholder rights plan. In connection with the rights plan, the board declared a dividend of one right for each outstanding share of EarthLink’s common stock for stockholders of record at the close of business on August 5, 2002.

Each right entitles the holder to purchase one one-thousandth (1/1000) of a share, or a Unit, of EarthLink’s Series D Junior Preferred Stock at a price of $60.00 per Unit upon certain events. Generally, in the event a person or entity acquires or initiates a tender offer to acquire, at least 15% of EarthLink’s then outstanding common stock, the rights will become exercisable for common stock having a value equal to two times the exercise price of the right, or effectively at one-half of EarthLink’s then-current stock price. The rights are redeemable under certain circumstances at $0.01 per right and will expire, unless earlier redeemed, on August 6, 2012.

PRINCIPAL STOCKHOLDERS OF NEW EDGE

The following table provides information regarding the beneficial ownership of New Edge’s common and preferred stock as of December 12, 2005 by:

•                  each person or entity who is known by New Edge to own beneficially 5% or more of any class of New Edge’s outstanding shares of common stock;

•                  each of New Edge’s directors as of December 31, 2005; and

•                  New Edge’s chief executive officer and each of the other four most highly compensated executive officers as of December 31, 2005, and one executive officer who would have been one of the four most highly compensated executive officers but for the fact that he was not serving as an executive officer of New Edge as of December 31, 2005.

Unless otherwise specified, the address of each named individual is the address of New Edge.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)		Percent of Class
Alcatel 54, rue La Boétie 75008 Paris, France	9,742,260	(2)	9.59%

David Castelblanco c/o Goldman, Sachs & Co. 85 Broad Street, 10th Floor New York, NY 10004	0		*

Crosspoint Group (as defined in footnote (4) below) c/o Crosspoint Venture Partners 2925 Woodside Road Woodside, CA 94062	18,402,043	(3)	18.92%

Rob Gheewalla c/o Goldman, Sachs & Co. 85 Broad Street, 10th Floor New York, NY 10004		0	*

Robert Gregg	50,000	(4)	*

Goldman Group (as defined in footnote (7) below) c/o Goldman, Sachs & Co. 85 Broad Street, 10th Floor New York, NY 10004	46,544,503	(5)	47.86%

Greylock XI Limited Partnership c/o Greylock Partners 880 Winter Street Waltham, MA 02451	18,402,043		18.92%

Greg Griffiths	125,052	(6)	*

John W. Hesse	2,376,885	(7)	2.39%

Jonathan Mapes	812,962	(8)	*

Daniel G. Moffat	4,929,503	(9)	4.83%

Ray Solnik (13)	281,250	(10)	*

David Sze c/o Greylock Partners 880 Winter Street Waltham, MA 02451	0		*

Jeff Waddell	194,979	(11)	*

Wachovia Bank, National Association c/o Wachovia Securities 1339 Chestnut Street, PA 4810 Philadelphia, PA 19107-3579	6,544,410	(12)	6.47%

All executive officers and directors as a group (7 persons) (14)	8,770,631		8.29%

* Less than 1.00%.

(1)          Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable.

(2)          Includes 4,291,471 shares issuable upon the exercise of warrants which are currently, or which will become, exercisable within 60 days after December 12, 2005.  Alcatel has agreed that such warrants will be cancelled immediately upon the closing of the merger.

(3)          Includes 18,021,900 shares held by Crosspoint Venture Partners 1999, L.P. and 380,143 shares held by Crosspoint Venture Partners LS 2000, LP, each of which may have or share voting power or investment power over the other entity’s shares through its relationship with that entity.  Together, these entities are referred to herein as the “Crosspoint Group.”

(4)          Consists of shares issuable upon the exercise of options which are currently exercisable, or which will become, exercisable within 60 days after December 12, 2005.

(5)          Includes the following shares held by the following stockholders, each of which may have or share voting power or investment power over the other entities’ shares through their relationships with those entities:

Name	Number of Shares
Bridge Street Special Opportunities Fund 2000, L.P.	910,797
Bridge Street Special Opportunities Fund, L.L.C.	19,227
Goldman, Sachs & Co. Verwaltungs GmbH	1,415,378
GS Capital Partners III Offshore, L.P.	8,428,574
GS Capital Partners III, L.P.	30,659,152
Stone Street Fund 2000, L.L.C.	260
Stone Street Fund 2000, L.P.	1,859,792
The Goldman Sachs Group, Inc.	3,251,323
TOTAL	46,544,503

Collectively, these entities are referred to herein as the “Goldman Group.”

(6)          Consists of shares issuable upon the exercise of options which are currently, or which will become, exercisable within 60 days after December 12, 2005.

(7)          Includes 2,318,528 shares issuable upon the exercise of options which are currently, or which will become, exercisable within 60 days after December 12, 2005.

(8)          Includes 805,986 shares issuable upon the exercise of options which are currently, or which will become, exercisable within 60 days after December 12, 2005.

(9)          Includes 4,808,566 shares issuable upon the exercise of options which are currently, or which will become, exercisable within 60 days after December 12, 2005.  Also includes 268 shares held in a trust for the benefit of Mr. Moffat’s relatives, as to which Mr. Moffat disclaims beneficial ownership.

(10)    Consists of shares issuable upon the exercise of options which are currently, or which will become, exercisable within 60 days after December 12, 2005.

(11)    Consists of shares issuable upon the exercise of options which are currently, or which will become, exercisable within 60 days after December 12, 2005.

(12)    Includes 3,948,804 shares issuable upon the exercise of warrants which are currently, or which will become, exercisable within 60 days after December 12, 2005.  Wachovia Bank, National Association has agreed that such warrants will be cancelled immediately upon the closing of the merger.

(13)    Pursuant to Item 402(a)(3)(iii) of SEC Regulation S-K, this table shall include information with respect to up to two individuals who would have been among New Edge’s four most highly compensated executive officers other than New Edge’s CEO who were serving as executive officers as of December 31, 2005, but for the fact that the individual was not serving as an executive officer of New Edge as of December 31, 2005.  Mr. Solnik served as an executive officer of New Edge until December 30, 2005, and otherwise satisfied the requirements of Item 402(a)(3)(iii).

(14)    Total includes all directors and officers who served in that capacity as of December 12, 2005 and 8,584,361 shares issuable upon the exercise of options beneficially owned by such directors and officers which are currently, or which will become, exercisable within 60 days after December 12, 2005.

LEGAL MATTERS

The validity of the shares of EarthLink common stock offered by this information statement/prospectus will be passed upon for EarthLink by Hunton & Williams LLP, counsel for EarthLink.

EXPERTS

The consolidated financial statements of EarthLink, Inc. appearing in EarthLink, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2004, and EarthLink, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated by reference in this information statement/prospectus. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of New Edge Holding Company and its subsidiary, New Edge Networks, Inc. as of December 31, 2004 and 2003 and for each of the two years in the period ended December 31, 2004 included in this information statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows EarthLink to “incorporate by reference” information into this information statement/prospectus.  This means that EarthLink can disclose important information by referring to another document filed separately with the SEC.  The information incorporated by reference is deemed to be part of this document, except for any information superseded by information in this document.  This information statement/prospectus incorporates by reference the documents set forth below that EarthLink has previously filed with the SEC, excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act.  These documents contain important information about EarthLink and its financial performance.

EarthLink SEC Filings (File No. 001-15605)	Period

Annual Report on Form 10-K	Fiscal year ended December 31, 2004 (as filed on March 11, 2005)

Quarterly Reports on Form 10-Q	Filing dated May 9, 2005; filing dated August 9, 2005; filing dated November 9, 2005

Current Reports on Form 8-K

Filing dated January 6, 2005; filing dated February 1, 2005; filing dated February 4, 2005; filing dated February 22, 2005; filing dated March 2, 2005; filing dated March 30, 2005; filing dated May 9, 2005; filing dated May 20, 2005; filing dated July 25, 2005; filing dated August 26, 2005; filing dated October 20, 2005; filing dated November 2, 2005; filing dated December 5, 2005; filing dated December 6, 2005; filing dated December 14, 2005; filing dated January 27, 2006; filing dated February 23, 2006; filing dated February 24, 2006; filing dated February 28, 2006

Definitive Proxy Statement on Schedule 14A	Filing dated April 1, 2005

Description of EarthLink Common Stock included in its Registration Statement on Form 8-A (File No. 001-15605) filed with the SEC on January 7, 2000, under Section 12(g) of the Exchange Act, including any amendment or report filed for the purpose of updating such description and as amended by the description of EarthLink’s common stock to the extent discussed herein

Filing dated January 7, 2000

In addition, all documents filed (but not furnished) by EarthLink pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this information statement/prospectus are deemed to be incorporated by reference into, and to be a part of, this information statement/prospectus from the date of filing of those documents.

WHERE YOU CAN FIND MORE INFORMATION

This information statement/prospectus incorporates important business and financial information about EarthLink from other documents that are not included in or delivered with this information statement/prospectus.  See “Incorporation of Certain Documents by Reference” beginning on page 90.  Documents incorporated by reference are available from EarthLink without charge, excluding all exhibits, unless EarthLink has specifically incorporated by reference an exhibit in this information statement/prospectus.  The documents incorporated by reference may be obtained in this information statement/prospectus by requesting them in writing or by telephone from EarthLink at the following address and telephone number:

EarthLink, Inc.
Attn:  Corporate Secretary
1375 Peachtree Street, NW
Atlanta, Georgia 30309
(404) 815-0770

EarthLink files annual, quarterly and current reports, information statements and other information with the SEC.  Copies of the reports, information statements and other information (as well as documents incorporated by reference herein) may be inspected and copied at the following public reference facilities maintained by the SEC:

Public Reference Room 100 F Street, N.E. Room 1580 Washington, D.C. 20549	Citicorp Center 500 West Madison Street Suite 1400 Chicago, Illinois 60661

Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330.  The SEC maintains a website that contains reports, information statements and other information regarding EarthLink.  The address of the SEC website is www.sec.gov.  These materials may also be inspected at the offices of the National Association of Securities Dealers, 1735 K Street, NW, Washington, D.C. 20006.

EarthLink filed a registration statement on Form S-4 to register with the SEC the issuance of EarthLink common stock in the merger.  This information statement/prospectus is a part of that registration statement and constitutes a prospectus of EarthLink.  As permitted by SEC rules, this information statement/prospectus does not contain all the information that can be found in the registration statement or the exhibits to that registration statement.

WE HAVE AUTHORIZED NO ONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATION ABOUT THE PROPOSED TRANSACTIONS INVOLVING NEW EDGE AND EARTHLINK THAT DIFFERS FROM OR ADDS TO THE INFORMATION CONTAINED IN THIS INFORMATION STATEMENT/PROSPECTUS, OR IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN.  THEREFORE, IF ANYONE SHOULD GIVE YOU ANY DIFFERENT OR ADDITIONAL INFORMATION, YOU SHOULD NOT RELY ON IT.

THE INFORMATION CONTAINED IN THIS INFORMATION STATEMENT/PROSPECTUS SPEAKS ONLY AS OF THE DATE INDICATED ON THE COVER OF THIS INFORMATION STATEMENT/ PROSPECTUS UNLESS THE INFORMATION SPECIFICALLY INDICATES THAT ANOTHER DATE APPLIES.

INDEX TO NEW EDGE’S CONSOLIDATED FINANCIAL STATEMENTS

Report of PricewaterhouseCoopers LLP, independent registered public accounting firm

Consolidated balance sheets at December 31, 2004 and 2003

Consolidated statements of operations for the years ended December 31, 2004 and 2003

Consolidated statements of shareholders’ deficit for the years ended December 31, 2004 and 2003

Consolidated statements of cash flows for the years ended December 31, 2004 and 2003

Notes to consolidated financial statements for the years ended December 31, 2004 and 2003

Consolidated balance sheet at September 30, 2005 (unaudited)

Consolidated statements of operations for the nine months ended September 30, 2005 and 2004 (unaudited)

Consolidated statements of cash flows for the nine months ended September 30, 2005 and 2004 (unaudited)

Notes to consolidated financial statements for the nine months ended September 30, 2005 and 2004 (unaudited)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

New Edge Holding Company and Subsidiary

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders’ deficit and of cash flows present fairly, in all material respects, the financial position of New Edge Holding Company and its subsidiary, New Edge Networks, Inc. (collectively the “Company”) at December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 2 to the consolidated financial statements, the Company has experienced sustained operating losses since its inception, excluding the gain on troubled debt restructuring in 2002, resulting in an accumulated deficit of $272,904,502 as of December 31, 2004.  These factors raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PricewaterhouseCoopers LLP

Portland, Oregon
June 2, 2005

NEW EDGE HOLDING COMPANY AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004 AND 2003

(in thousands, except per share data)

	2004	2003
Assets

Current assets
Cash and cash equivalents	$1,059	$3,588
Restricted cash (Note 3)	91	411
Accounts receivable (net of allowance of $1,226 and $1,707, respectively)	8,494	8,161
Inventory	2,235	1,886
Prepaid expenses and other current assets	4,595	3,598
Total current assets	16,474	17,644

Property and equipment, net	20,919	42,264
Deposits and other	4,437	3,603
Intangibles, net	1,952	4,697
Total assets	$43,782	$68,208

Liabilities and Shareholders’ Deficit

Current liabilities
Accounts payable	$11,677	$15,024
Accrued expenses and other current liabilities	17,903	17,064
Current portion of deferred revenue	6,387	5,809
Total current liabilities	35,967	37,897

Long-term debt	42,139	40,474
Long-term portion of deferred revenue	3,335	2,777
Other liabilities	2,000	—

	83,441	81,148

Commitments and contingencies (Note 10)

Shareholders’ deficit
Common stock, $0.028681 par value, 121,100 shares authorized, 83,777 and 83,029 shares issued and outstanding, respectively	2,403	2,381
Additional paid-in capital	230,843	230,503
Accumulated deficit	(272,905)	(245,824)

Total shareholders’ deficit	(39,659)	(12,940)

Total liabilities and shareholders’ deficit	$43,782	$68,208

The accompanying notes are an integral part of these consolidated financial statements.

NEW EDGE HOLDING COMPANY AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
	(in thousands)
Revenue

Service and installation, net	$115,064	$96,561

Operating expenses

Network costs, exclusive of depreciation and amortization shown separately below	66,214	67,185
Selling, marketing, general and administrative expenses	37,628	31,355
Amortization of deferred compensation, net	—	12
Depreciation and amortization	32,927	32,521

Total operating expenses	136,769	131,073

Loss from operations	(21,705)	(34,512)

Interest income	3	16
Interest expense	(5,176)	(3,153)
Other (expense) income, net	(203)	1

Net loss	$(27,081)	$(37,648)

The accompanying notes are an integral part of these consolidated financial statements.

NEW EDGE HOLDING COMPANY AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
YEARS ENDED DECEMBER 31, 2004 AND 2003

(in thousands)

			Additional
	Common Stock		Paid-In	Deferred	Accumulated
	Shares	Amount	Capital	Compensation	Deficit	Totals

Balances at December 31, 2002	82,996	$2,380	$230,467	$(17)	$(208,176)	$24,654

Issuance of common stock upon exercise of stock options	70	2	42	—	—	44
Repurchase of common stock	(37)	(1)	(1)	—	—	(2)
Reversal of unamortized deferred compensation for unvested shares	—	—	(5)	5	—	—
Amortization of deferred compensation	—	—	—	12	—	12
Net loss	—	—	—	—	(37,648)	(37,648)

Balances at December 31, 2003	83,029	2,381	230,503	—	(245,824)	(12,940)

Issuance of common stock upon exercise of stock options	748	22	340	—	—	362
Net loss	—	—	—	—	(27,081)	(27,081)

Balances at December 31, 2004	83,777	$2,403	$230,843	$—	$(272,905)	$(39,659)

The accompanying notes are an integral part of these consolidated financial statements.

NEW EDGE HOLDING COMPANY AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004 AND 2003

(in thousands)

	2004	2003
Cash flows from operating activities
Net loss	$(27,081)	$(37,648)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities
Depreciation and amortization of property and equipment	26,100	26,785
Amortization of customer activation costs	4,081	2,990
Gain on disposal and sale of property and equipment	—	(1)
Amortization of deferred compensation, net	—	12
Amortization of intangibles	2,746	2,746
Non-cash interest charges	1,665	3,146
Provision for doubtful accounts	3,455	4,916
Changes in assets and liabilities
Accounts receivable	(3,788)	(7,775)
Inventory	(348)	(208)
Prepaid expenses and other current assets	(5,079)	(3,659)
Deposits and other	(834)	(258)
Accounts payable	(3,347)	3,970
Accrued expenses and other current liabilities	839	4,644
Deferred revenue	1,137	2,275
Cash (used in) provided by operating activities	(454)	1,935

Cash flows used by investing activities
Proceeds from disposal of assets	—	5
Purchases of property and equipment	(4,756)	(1,584)
Decrease in restricted cash	320	1,266
Net cash used in investing activities	(4,436)	(313)

Cash flows from financing activities
Proceeds from issuance of common stock	361	44
Repurchase of common stock	—	(2)
Proceeds from the issuance of long-term obligations	2,000	—
Net cash provided by financing activities	2,361	42

Net (decrease) increase in cash	(2,529)	1,664
Cash and cash equivalents at beginning of year	3,588	1,924
Cash and cash equivalents at end of year	$1,059	$3,588

Supplemental disclosure of cash flow information
Interest paid	$1,928	$7

Supplemental disclosure of noncash investing and financing activities
Reverse unamortized deferred compensation	—	5
Interest converted to debt	1,665	3,147

The accompanying notes are an integral part of these consolidated financial statements.

NEW EDGE HOLDING COMPANY AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

1.              Organization and Basis of Presentation

The Company

New Edge Holding Company and its subsidiary New Edge Networks, Inc. (collectively, “New Edge”), a Delaware corporation, was formed originally as New Edge Networks, Inc. in June 1999.  During March 2000 New Edge completed a restructuring pursuant to which New Edge Networks, Inc. became a wholly owned subsidiary of a newly created holding company, New Edge Holding Company.

New Edge provides wholesale and retail telecommunications services in select markets across the United States of America.  Specifically, New Edge offers service for digital subscriber lines (“DSL”), a high-speed Internet access solution; virtual private networks (“VPN”); managed network services, a network-to-network interface product; and functions as an Internet Service Provider (“ISP”).

2.              Going Concern

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and contemplate continuation of New Edge as a going concern.  For the year ended December 31, 2004, New Edge incurred a net loss of $27.1 million.  New Edge has incurred cumulative losses from June 1, 1999 (the date of inception) to December 31, 2004 of $272.9 million.  New Edge reported negative cash flows from operating activities for the year ended December 31, 2004 of $0.5 million.  As of December 31, 2004, New Edge had negative working capital of $19.5 million.  New Edge’s continued existence is dependent on its ability to obtain additional working capital to support cash flows from operations.  These matters raise substantial doubt about New Edge’s ability to continue as a going concern.

Management believes New Edge will continue to operate under its current business plan and will be able to generate sufficient cash flows from operations to ultimately achieve profitability.

However, New Edge’s ability to continue to generate and sustain sufficient cash flows from operations depends on, among other factors, attracting and retaining customers as projected in the business plan; scaling operations and systems to support those operations; effectively responding to competitive developments; complying with governmental regulatory requirements; and continuing to attract, retain and motivate qualified personnel.  There can be no assurance that New Edge will be successful in addressing these matters, and failure to do so could have a material adverse effect on its operating results and financial condition.

In conjunction with the debt restructuring discussed in Note 9, New Edge has certain financial covenants that became effective beginning on June 30, 2004.  New Edge was in compliance with these financial covenants as of December 31, 2004.

In addition, with the debt restructuring discussed in Note 9, New Edge has certain affirmative covenants that it must meet.  New Edge was not in compliance with its covenant requiring timely remittance of taxes, assessments and other governmental charges as of and for the years ended December 31, 2004 and 2003 and into 2005.  As such, New Edge obtained a waiver of this covenant from the lender for the specific past dues taxes (Note 9).

New Edge was also not in compliance with its covenant requiring submission of audited financial statements to the lender within 90 days of year end for the year ended December 31, 2004.  Thus, New Edge obtained an extension of time to comply with this covenant from its creditors.

If New Edge cannot obtain adequate financing or is unable to generate sufficient cash flows to meets its obligations, it may be unable to continue as a going concern.  The accompanying financial statements do not include any adjustments that might result from this uncertainty.

3.              Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements reflect the accounts of New Edge and its wholly owned subsidiary, New Edge Networks, Inc.  All intercompany transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  The most significant estimates include valuation of accounts receivable, deferral of revenue and related costs, network cost accruals, and recoverability of long-lived assets.  Actual results could differ from those estimates.

Business Risks and Credit Concentrations

New Edge’s operations are subject to significant risks and uncertainties, including competitive, financial, developmental, operational, technological, regulatory and other risks associated with the telecommunications industry.

Financial instruments that potentially subject New Edge to concentrations of credit risk consist principally of cash and cash equivalents.  New Edge places its cash and equivalents in high credit quality investments and limits the amount of credit exposure to any one financial institution.  Cash and cash equivalents at times are held with financial institutions in amounts that are not insured by the Federal Deposit Insurance Corporation.

New Edge derives a portion of its revenue from customers with unproven business models and operating histories.  These customers are subject to business risk in the execution of their business plans.  In the event these customers cannot sustain their operations, it may have a material effect on operations of New Edge.

Fair Value of Financial Instruments

The carrying amounts of New Edge’s cash and cash equivalents, accounts receivable, other current assets, accounts payable and accrued expenses approximate fair value because of relatively short maturities.  The carrying value of long-term debt approximates fair value, based upon interest rates available to New Edge for similar instruments.

Cash and Cash Equivalents

New Edge considers all highly liquid monetary instruments with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents.

Restricted Cash

Restricted cash consists of a depository account restricted to secure regulatory bonds and a depository account restricted to secure ACH customer payment processing, respectively.

Inventory

Inventory consists of communications equipment for installation at customer sites and in New Edge’s collocation sites and is stated at the lower of cost or market.  New Edge determines cost using the actual cost method.  New Edge retains title to certain communications equipment installed at customer sites per its sales agreements.  As a result, when a sales transaction occurs with this inventory, it is capitalized to property and equipment and depreciated over the three-year estimated life of the customer relationship.  As of December 31, 2004 and 2003, capitalized equipment under this policy had a carrying value of $3.1 million and $1.4 million, respectively.

Long-Lived Assets

Statement of Financial Accounting Standard (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  If undiscounted expected future cash flows are less than the carrying value of the assets, an impairment loss is to be recognized based on the amount by which the carrying value of the assets exceed the fair value of the assets.  New Edge does not believe any impairment of long-lived assets exists as of December 31, 2004.

Property and Equipment

Property and equipment are recorded at cost and are depreciated or amortized using the straight-line method over the shorter of their useful lives or, for leasehold improvements, their remaining lease terms.  New Edge uses estimated useful lives of three years for computers and purchased software, five years for collocation equipment and collocation fees, seven years for furniture and five years for all other property and equipment.  Maintenance and repairs are charged to expense as incurred, and improvements and betterments are capitalized.  When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the accounts and any resulting gains or losses are reflected in operations.

Central office collocation fees represent payments to compensate carriers for infrastructure improvements within their central offices to allow New Edge to install its equipment and thereby interconnect with the carrier’s network.  These payments are capitalized as property and equipment and amortized to expense over the useful life of the equipment.

New Edge capitalizes certain external and internally developed software costs.  Capitalized external software costs include the costs to purchase existing software from vendors.  Capitalized internal software costs generally include personnel costs incurred in the enhancement and functionality modification of software packages.  As of December 31, 2004, $0.7 million of internally developed software costs, were capitalized.  As of December 31, 2003, there were no internal software costs capitalized.

Definite-Life Intangibles

Definite-life intangibles represent the value paid for customer lists and contracts incurred in the acquisition of West-Net on November 1, 2000 and the purchase of customer lists from At Work on February 14, 2002.  Intangibles are amortized on a straight-line basis over the estimated future period of benefit, five years and three years, respectively.  New Edge reviews intangibles for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable.  New Edge compares the carrying amount of intangibles to expected future cash flows of the customer contracts acquired to determine if an impairment exists.  If an impairment exists, the impairment loss to be recognized is measured by the amount by which the carrying amount of the intangibles exceeds the fair value of the intangibles based on future discounted cash flows from the contracts acquired.  New Edge does not believe any impairment of definite-life intangibles exists as of December 31, 2004.

Income Taxes

New Edge recognizes deferred tax liabilities and assets based on the estimated tax effects of differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse.  New Edge records a valuation allowance when necessary to reduce deferred tax assets to the amounts expected to be realized.  Net deferred tax assets as of December 31, 2004 and 2003 have a full valuation allowance recorded against them.

Revenue Recognition

Revenue consists of recurring fees for monthly DSL, ISP or VPN service and nonrecurring fees, which include fees related to installation, equipment and service activation.  Recurring revenue is recognized pursuant to the terms of each contract on a monthly service fee basis.  Deferred revenue on recurring fees represents billings in advance of the services provided.  At December 31, 2004 and 2003, deferred revenue for recurring service aggregated $2.5 million and $2.6 million, respectively.

Nonrecurring customer activation fees is deferred and amortized to revenue over the estimated customer life of three years.  Direct costs associated with customer activation, up to the amount of deferred revenue, are also deferred and amortized to expense over the estimated customer life.  Any excess direct costs over nonrecurring revenue are charged to expense as incurred.  As of December 31, 2004 and 2003, current and long-term deferred revenue for nonrecurring service aggregated $7.2 million and $6.0 million, respectively.  Corresponding costs of $7.2 million and $6.0 million have been included in other assets, current and long-term, at December 31, 2004 and 2003, respectively.

Stock-Based Compensation

New Edge accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and complies with the disclosure provisions of SFAS No. 123, Accounting for Stock Based Compensation.  Under APB No. 25, compensation expense is based on the difference, if any, between the fair value of New Edge’s stock and the exercise price of the option on the date of the grant.  New Edge accounts for equity instruments issued to nonemployees using fair values determined using an option pricing model.  New Edge amortizes deferred compensation in accordance with the provisions of FIN 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans an Interpretation of APB Opinions No. 15 and 25.

Pro forma information regarding net loss is required to be determined as if New Edge had accounted for employee stock options under the fair value method of SFAS No. 123.  The following table illustrates the effect on net loss if New Edge had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation for the year ended December 31:

	2004	2003
	(in thousands)
Net loss as reported	$(27,081)	$(37,648)
Add: Stock-based employee compensation expense included in reported net loss	—	12
Deduct: Total stock-based employee compensation expense determined under a fair value based method	(726)	(1,192)
Net loss - pro forma	$(27,807)	$(38,828)

The fair value of each option granted during 2004 and 2003 is estimated on the date of grant using the Minimum Value option-pricing model, assuming an average dividend yield of zero, volatility of zero, and an expected life of four years.  The weighted-average, risk-free interest rate (equivalent to the zero coupon treasury rate) at the date of grant was approximately 3.18% and 2.61% as of December 31, 2004 and 2003, respectively.

Advertising and Sales Promotion Costs

Advertising and sales promotion costs are expensed as incurred.  New Edge incurred approximately $0.6 million and $0.2 million of advertising costs in 2004 and 2003, respectively.

Comprehensive Loss

New Edge has no items of other comprehensive income or loss.  Accordingly, New Edge’s comprehensive loss and net loss are equal for the years ended December 31, 2004 and 2003.

Recently Issued Accounting Pronouncements

In May 2003 the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.  SFAS No. 150 established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.  It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances).  Many of those instruments were previously classified as equity.  SFAS No. 150 is effective at the beginning of the first fiscal year beginning after December 15, 2003.  It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption.  Restatement is not permitted.  On November 7, 2003, FASB issued FASB Staff Position (“FSP”) No. FAS 150-3, Effective Date, Disclosures and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.  FSP 150-3 deferred certain aspects of FAS 150.  The adoption of FAS 150 and FAS 150-3 is not expected to have a material impact on New Edge’s results of operations, financial position or cash flows.

In December 2004 the FASB issued SFAS No. 123R (revised 2004), Share-Based Payment, which replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees.  SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values.  The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition.  New Edge is required to adopt SFAS No. 123R in 2006.  Under SFAS No. 123R, New Edge must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption.  The transition methods include prospective and retroactive adoption alternatives.  Under the retroactive alternative, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented.  The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first period of adoption of SFAS No. 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated.  New Edge is evaluating the requirements of SFAS No. 123R and has not yet determined the method of adoption or the financial statement impact of adopting SFAS No. 123R and it has not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS No. 123.

4.              Balance Sheet Components

	2004	2003
	(in thousands)
Prepaid expenses and other current assets
Current deferred expenses	$3,874	$3,209
Prepaid expenses	258	97
Prepaid software support	256	182
Prepaid insurance	102	100
Other receivables	105	10
	$4,595	$3,598
Deposits and other
Noncurrent deferred expenses	$3,335	$2,776
Notes receivable	316	15
Carrier deposits	506	506
Other deposits	280	306
	$4,437	$3,603

Accrued expenses and other current liabilities
Payroll costs	$1,461	$1,296
Sales, universal service fund and other communications taxes	4,132	6,945
Collocation fees	3,444	3,412
State use tax	3,928	4,543
Penalties and interest	2,104	—
Property taxes	2,417	671
Other liabilities	417	197
	$17,903	$17,064

5.              Property and Equipment

	2004	2003
	(in thousands)
Property and equipment, net
Collocation equipment	$100,082	$102,594
Collocation fees	15,118	15,074
Networking, office and computer equipment	9,567	8,981
Furniture and fixtures	1,426	1,395
Leasehold improvements	2,560	2,560
Purchased software	7,758	7,495
Internally developed software	735	—
Customer premise equipment	4,632	1,885
	141,878	139,984
Less: accumulated depreciation	(120,959)	(97,720)
	$20,919	$42,264

The aggregate depreciation and amortization expense for the years ended December 31, 2004 and 2003 was $26.1 million and $26.8 million, respectively.

6.              Intangibles

The carrying value of intangibles related to prior year acquisitions as of December 31, 2004 and 2003 is as follows:

	2004	2003
	(in thousands)

Customer accounts, original cost	$12,903	$12,903
Accumulated amortization	(10,952)	(8,206)
	$1,951	$4,697

The aggregate amortization expense for the years ended December 31, 2004 and 2003 was $2.7 million and $2.7 million respectively.  The intangibles will be fully amortized by December 31, 2005.

7.              Income Taxes

Due to New Edge’s losses from operations and accumulated deficit, it has not recorded benefits from income taxes in 2004 or 2003.

Deferred income tax assets and liabilities are presented below:

	2004	2003
	(in thousands)
Current deferred tax assets
Health insurance reserve	$114	$118
Allowance for doubtful accounts	459	640
Vacation liability	185	182
Total current deferred tax assets	758	940

Noncurrent deferred tax assets
Fixed assets	11,082	5,403
Amortization of intangibles	2,949	2,828
Debt restructuring costs and financing costs	929	1,072
Net operating loss carryforward	78,712	74,641
Deferred revenue	267	974
Deferred compensation	—	1,293
Other	350	488
Total noncurrent deferred tax assets	94,289	86,699
Valuation allowance	(95,047)	(87,639)
Net deferred tax liability	$—	$—

As of December 31, 2004, New Edge has net operating loss carryforwards of approximately $207.3 million available to offset future taxable income, if any, for federal and state tax purposes.  Utilization of net operating loss carryforwards may be subject to certain limitations under Section 382 of the Internal Revenue Code of 1986, as amended, and other state tax laws.  The extent of such limitations, if any, has not yet been determined.  Net operating loss carryforwards expire in 2019 to 2024 for federal income taxes and expire in 2005 to 2015 for state income taxes.

The deferred tax assets have been fully offset by a valuation allowance due to uncertainty surrounding their future realization.

8.              Universal Service Fund Settlement

In September 2004 an investigation by the Federal Communications Commission into whether New Edge violated the universal service reporting and contribution requirements was terminated via consent decree.  A payment plan of past due balances and interest charges was agreed upon.  The remaining past due balance was paid in January 2005.  As a result of this resolution, and based on consultation with legal counsel, New Edge concluded that it had legal right to its universal service fund surcharge surplus billed to customers of as December 31, 2004 and thus recorded a reduction to the respective liability and expense accounts in the amount of $2.4 million.

9.              Long-Term Debt

Troubled Debt Restructuring

On June 5, 2002, New Edge concluded a debt restructuring transaction in conjunction with two capital investment rounds (Note 11).  In the aggregate, debt holders forgave a total of $130.6 million, plus accrued interest of $8.5 million.  Senior debt holders forgave $42.5 million of their $77.5 million secured debt facilities, plus accrued interest of $4 million, in exchange for 5,364,265 common shares and warrants to purchase 7.5% of New Edge’s fully diluted common stock for a $1.86 per share exercise price.  One subordinated debt holder forgave indebtedness of $85 million, plus accrued interest of $4.5 million, in exchange for 2,682,132 common shares.  Finally, one subordinated promissory note holder forgave $3.1 million of outstanding debt.  The components of the remaining debt of $35.5 million plus accrued interest of $6.6 million as of December 31, 2004 are discussed in the following table and paragraphs.  Under the amended and restated credit agreement, the assets and capital stock of New Edge are pledged as collateral in the agreement.

New Edge is subject to certain financial covenants beginning June 30, 2004 under the restructured agreement.  As of December 31, 2004, New Edge was in compliance with these financial covenants.  In addition, New Edge is required to comply with certain affirmative covenants under the agreement.  As of December 31, 2004 and 2003 and into 2005, New Edge was not in compliance with its covenant requiring timely payment of all taxes, assessments and other governmental charges.  As such, New Edge obtained a waiver of this covenant from the lender for the specific past due taxes as of December 31, 2004 and 2003 and through the year ending December 31, 2005.

New Edge was also not in compliance with its covenant requiring submission of audited financial statements to the lender within 90 days of year end for the year ended December 31, 2004.  Thus, New Edge obtained an extension of time to comply with this covenant from its creditors.

Long-term debt consisted of the following as of December 31, 2004 and 2003:

	2004	2003
	(in thousands)
Subordinated promissory note, variable interest at prime plus 4%, capped at 9% (rate of 9% and 8% as of December 31, 2004 and 2003, respectively)	$662	$610
Line of credit, variable interest at prime plus 4%, capped at 9% (rate of 9% and 8% as of December 31, 2004 and 2003, respectively)	21,408	20,575
Term loan, variable interest at prime plus 4%, capped at 9% (rate of 9% and 8% as of December 31, 2004 and 2003, respectively)	20,069	19,289
Total long-term debt	$42,139	$40,474

Subordinated Promissory Note

In June 2002 the subordinated promissory note was included in the debt restructuring discussed above, with a balance of $3.1 million forgiven.  Interest on the restructured balance is accrued as additional debt until a maturity date occurring later than the September 30, 2006 maturity date of the secured notes.

The note is subordinated to the senior debt facilities per the amended and restated credit agreement as of June 5, 2002.  The note also has a subjective acceleration clause and cross-default provisions in the event of default as defined in the subordinated promissory note agreement.

Line of Credit

In June 2002 a line of credit outstanding of $125 million, with $40 million of it a senior debt facility was included in the debt restructuring discussed above.  $22 million of the $40 million senior debt facility was forgiven in exchange for 2.5% of New Edge’s fully diluted common stock and warrants to purchase 3.87% of New Edge’s fully diluted common stock.  The subordinated portion of the line of credit of $85 million was forgiven in exchange for an additional 2.5% of New Edge’s fully diluted common stock.  Interest only payments began on June 30, 2004; interest accrued from the closing date until then was recorded as additional debt.  The loan matures on September 30, 2006, upon which the total balance is due in full.

Revolving and Term Loans

In June 2002 a revolving loan of $12.5 million and a term loan of $25 million, both senior debt facilities, were included in the debt restructuring.  In the restructuring, $20.5 million of the total outstanding combined balance of $37.5 million was forgiven in exchange for 2.5% of New Edge’s fully diluted common stock and warrants to purchase an additional 3.63% of New Edge’s fully diluted common stock.  Interest only payments began on June 30, 2004; interest accrued from the closing date until then was recorded as additional debt.  The loan matures on September 30, 2006, upon which the total balance is due in full.

10.       Commitments and Contingencies

Contingencies

New Edge is subject to various legal claims, actions and complaints arising in the ordinary course of business.  Management does not expect the conclusion of any of these matters to have a material adverse affect on New Edge’s financial position or results of operations.

Collocation Fee Dispute

New Edge was involved in a dispute over collocation fees for cancelled collocation sites with a carrier.  The carrier contended that New Edge owed fees in connection with the build-out of and provisioning of power to these collocation facilities.  New Edge contended that it did not owe these charges as written authorization to perform was not given.  New Edge had accrued $2.96 million for the dispute as of December 31, 2004.

On January 6, 2005, New Edge reached a settlement agreement related to its dispute over collocation fees for cancelled collocation sites.  New Edge agreed to make payments aggregating $0.2 million, which relieved New Edge of any further obligation regarding the collocation fee disputes with the carrier.  Upon settlement of the carrier collocation dispute, New Edge reduced its accrual balance by $2.76 million in its January 2005 financial statements.

Delinquent Tax Filings

New Edge has not timely filed certain required state income tax, property tax, sales and use tax, and other transaction tax returns.  As a result of these delinquent or insufficient filings, New Edge may be in violation of certain state laws.  As of December 31, 2004, New Edge has accrued taxes which may be due and estimates of penalties and interest which may be due with respect to state income, property, sales, use, or other state taxes.  New Edge is reviewing the regulations and state filing requirements in each relevant state.  Any determination of state law violations and/or failure to pay taxes could have a material adverse effect on New Edge’s financial position, cash flows, or results of operations.

Operating Leases

New Edge leases office space under noncancelable operating leases expiring through 2011.  Rent expense under office space operating leases approximated $0.9 million and $0.7 million for the years ended December 31, 2004 and 2003, respectively.  Future minimum lease payments under operating leases, which includes office space, vehicle and equipment, are summarized as follows:

(in thousands)
2005	$1,061
2006	933
2007	890
2008	867
2009	692
Thereafter	1,449
$5,892

11.       Shareholders’ Deficit

Common Stock

New Edge has, per its articles of incorporation, authorized shares of common stock of 121,100,402.

In conjunction with a 2002 troubled debt restructuring, New Edge held two capital investment rounds issuing 72,417,933 shares for $15.0 million in cash and 217,423 shares for $0.045 million in cash.

Shares have been issued to employees under restricted stock purchase agreements, under which New Edge has the option to repurchase issued shares of common stock.  New Edge’s rights to repurchase these shares lapse over the life of the agreements.  No shares were repurchased under restricted stock purchase agreements in 2004 or 2003.

Warrants for Common Stock

Strategic Partnership Warrant

In conjunction with a strategic partnership, New Edge during 2000 issued a warrant to purchase 658 shares of common stock at an exercise price of $2,157.74 per share.  The warrants are exercisable and expire in 2005.  In conjunction with a round financing in 2001, warrants to purchase 13,818 shares of common stock at an exercise price of $2,157.74 were issued under the anti-dilution provisions of the agreement.  The warrants are exercisable and expire in 2005.  In 2002 this agreement was amended in the troubled debt restructuring to remove the anti-dilution provisions.

Warrants for Services Provided

New Edge has outstanding warrants issued in 1999 to purchase up to 181 shares of its common stock with a related party in exchange for services previously provided.  The exercise price of these warrants is $745.37 per share.  The warrants are exercisable and expire in 2009.

Financing Warrants

As part of a debt refinancing agreement in April 2001, New Edge issued warrants to two of its lenders for the purchase of 191,082 shares of common stock, of which 109,190 are exercisable at $11.18 per share, and 81,892 are exercisable at $2,157.74 per share.  The warrants are exercisable and expire in 2011.

Warrants issued in conjunction with an April 2000 capital lease of property and equipment for 258 shares are exercisable at $2,962.70 per share for the purchase of common stock.  The warrants are exercisable and expire in 2005.

Debt Restructuring Warrants

As part of its troubled debt restructuring in June 2002, New Edge issued warrants to two of its lenders for the purchase of 8,046,397 shares of common stock.  The warrants are exercisable at a price of $1.86 per share and expire in 2012.

12.       Stock Options

In 2001 New Edge established the New Edge Holding Company 2001 Common Stock Option Plan (the “Plan”).  Under the Plan, the board of directors may grant options to purchase common stock either as incentive stock options to employees and directors or nonstatutory stock options to employees, directors and consultants.  At December 31, 2004 and 2003, 16,532,593 shares have been reserved for the exercise of stock options.

Generally, options granted under these plans vest ratably over four years and expire ten years from the date of the grant.

The following table summarizes activity under New Edge’s stock option plan for the period from December 31, 2002 to December 31, 2004:

	Shares Available For Grant	Number of Options Outstanding	Weighted- Average Exercise Price
	(in thousands, except per share data)

Balances at December 31, 2002	1,541	14,715	$1.32

Granted	(1,516)	1,516	1.50
Exercised	—	(70)	0.63
Forfeited	976	(976)	1.44
Balances at December 31, 2003	1,001	15,185	1.33

Granted	(3,209)	3,209	1.50
Exercised	—	(748)	0.48
Forfeited	3,472	(3,472)	1.31

Balances at December 31, 2004	1,264	14,174	$1.41

At December 31, 2004 and 2003, approximately 10.9 million and 11.5 million shares were exercisable, respectively.  The weighted-average remaining contractual life for the stock options was 8.17 and 8.90 years, respectively.  The weighted-average exercise price of these options for the year ended December 31, 2004 and 2003 was $1.41 and $1.33, respectively.

The following table summarizes information about stock options outstanding at December 31, 2004:

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
(shares in thousands)

$0.28	59	6.39	$0.28	58	$0.28
$0.46	3,562	7.84	0.46	3,468	0.46
$0.93	3,567	7.84	0.93	3,474	0.93
$1.39	3,568	7.84	1.39	3,474	1.39
$1.50	3,409	9.26	1.50	450	1.50
$4.30	6	7.09	4.30	5	4.30
$74.57	1	4.84	74.57	1	74.57
$335.40	—	5.04	335.40	—	335.40
$614.90	—	5.13	614.90	—	614.90
$1,667.00	1	5.89	1,677.00	1	1,677.00
$2,157.74	1	5.78	2,157.74	1	2,157.74
$3,354.00	—	5.20	3,354.00	—	3,354.00
$3,913.00	—	5.29	3,913.00	—	3,913.00
	14,174			10,932

13.       Employee Benefit Plan

In November 1999 New Edge established the New Edge Networks 401(k) Plan (the “Plan”) which covers substantially all employees.  Under the Plan, employees are permitted to contribute up to the annual 402(g) limitation for any plan year.  New Edge’s board of directors may make discretionary contributions.  During 2004 and 2003 New Edge has made no discretionary contributions to the Plan.

14.       Related-Party Transactions

During 2004 and 2003 New Edge incurred and paid legal fees of approximately $0.1 million and $0.04 million, respectively, to a law firm, which is a stockholder of common stock of New Edge in 2004 and 2003.  Additionally, New Edge has issued to the law firm a warrant to purchase 181 shares of common stock for services provided previously (Note 11).

During 2002 New Edge restructured its debt with lenders who are related parties to New Edge (Note 9).  These lenders are stockholders of New Edge and hold warrants for the purchase of common stock (Note 11).  In addition, New Edge has banking arrangements with a stockholder; dividend income of $6,000 and $11,000 was earned by New Edge in 2004 and 2003, respectively, on the investment accounts held with them.

15.       Subsequent Events

On January 7, 2005, New Edge closed a round of equity financing for $9.0 million in exchange for issuance of 13,433,427 shares of common stock.  In 2004 $2.0 million of the $9.0 million total was received and recorded as a noncurrent liability on the balance sheet as of December 31, 2004, as the common stock shares were not issued until January 2005.

NEW EDGE HOLDING COMPANY AND SUBSIDIARY

CONDENSED CONSOLIDATED BALANCE SHEET

(in thousands, except per share data)

(unaudited)

September 30,
2005
Assets
Current assets:
Cash and cash equivalents	$1,061
Restricted cash	92
Accounts receivable, net of allowance of $1,856	7,778
Inventory	3,337
Prepaid expenses and other current assets	6,267
Total current assets	18,535
Property and equipment, net	12,520
Purchased intangible assets, net	187
Other long-term assets	5,538
Total assets	$36,780

Liabilities and Shareholders’ Deficit
Current liabilities:
Accounts payable	$11,252
Accrued liabilities	12,307
Deferred revenue	6,871
Current portion of long-term debt	41,477
Other current liabilities	164
Total current liabilities	72,071
Deferred revenue, net of current portion	4,214
Long-term debt	708
Total liabilities	76,993

Shareholders’ deficit:
Common stock, $0.028681 par value, 121,100 shares authorized, 97,244 shares issued and outstanding as of September 30, 2005	2,789
Additional paid-in capital	239,276
Accumulated deficit	(282,278)
Total shareholders’ deficit	(40,213)
Total liabilities and shareholders’ deficit	$36,780

The accompanying notes are an integral part of these condensed consolidated financial statements.

NEW EDGE HOLDING COMPANY AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine Months Ended
	September 30,
	2004	2005
	(in thousands, except per share data)
	(unaudited)
Revenues
Recurring revenue
WAN services	$33,345	$36,383
Wholesale DSL services	22,869	23,582
Retail DSL services	10,580	15,286
DIA services	9,766	9,547
Total recurring revenue	76,560	84,798
Non-recurring revenue	8,593	10,716
Total revenues	85,153	95,514

Operating costs and expenses
Network costs, exclusive of depreciation and amortization shown separately below	50,468	54,081
Selling, marketing, general and administrative expenses	26,326	27,798
Depreciation and amortization	24,666	20,168
Total operating costs and expenses	101,460	102,047

Loss from operations	(16,307)	(6,533)

Interest income	7	2
Interest expense	(2,621)	(2,851)
Other (expense) income, net	(58)	9
Net loss	$(18,979)	$(9,373)

Basic and diluted net loss per share	$(0.23)	$(0.10)

Basic and diluted weighted average common shares outstanding	83,436	97,229

The accompanying notes are an integral part of these condensed consolidated financial statements.

NEW EDGE HOLDING COMPANY AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30,
	2004	2005
	(in thousands) (unaudited)

Cash flows from operating activities:
Net loss	$(18,979)	$(9,373)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization of property and equipment	19,622	14,620
Amortization of customer activation costs	2,985	3,783
Amortization of intangible assets	2,059	1,765
Non-cash interest payments	1,650	46
Allowance for doubtful accounts	2,541	1,359
Changes in assets and liabilities:
Accounts receivable	(1,896)	(643)
Inventory	(71)	(1,103)
Prepaid expenses and other current assets	(3,746)	(5,455)
Deposits and other long-term assets	(424)	(1,101)
Accounts payable	(3,112)	(425)
Accrued expenses and other liabilities	168	(5,432)
Deferred revenue	497	1,363
Cash provided by (used in) operating activities	1,294	(596)

Cash flows from investing activities:
Purchases of property and equipment	(3,596)	(6,221)
Decrease in restricted cash	322	—
Cash used in investing activities	(3,274)	(6,221)

Cash flows from financing activities:
Proceeds from issuance of common stock, net of issuance costs	308	8,819
Payments on long-term obligations	—	(2,000)
Cash provided by financing activities	308	6,819

Net (decrease) increase in cash and cash equivalents	(1,672)	2
Cash and cash equivalents at beginning of period	3,588	1,059
Cash and cash equivalents at end of period	$1,916	$1,061

The accompanying notes are an integral part of these condensed consolidated financial statements.

NEW EDGE HOLDING COMPANY AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005 AND 2004

(unaudited)

1.              Organization

New Edge Holding Company, Inc. and its subsidiary New Edge Networks, Inc. (dba New Edge Networks; collectively “New Edge”) provide wholesale and retail telecommunications services in select markets across the United States of America.  New Edge offers service for digital subscriber lines (“DSL”), a high-speed access solution; virtual private networks (“VPN”); managed network services, a network-to-network interface product; and functions as an Internet Service Provider (“ISP”).

2.              Going Concern

The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles and contemplate continuation of New Edge as a going concern.  For the nine months ended September 30, 2005, New Edge incurred a net loss of $(9.4) million.  New Edge has incurred cumulative losses from June 1, 1999 (the date of inception) to September 30, 2005 of $282.3 million.  New Edge reported negative cash flows from operating activities for the nine months ended September 30, 2005 of $0.6 million.  As of September 30, 2005, New Edge had a working capital deficit of $53.5 million, including the current portion of long-term debt of $41.5 million.  New Edge’s continued existence is dependent on its ability to obtain additional working capital to support cash flows from operations.  These matters raise substantial doubt about New Edge’s ability to continue as a going concern.

Management believes New Edge will continue to operate under its current business plan and will be able to generate sufficient cash flows from operations to ultimately achieve profitability.

However, New Edge’s ability to continue to generate and sustain sufficient cash flows from operations depends on, among other factors, attracting and retaining customers as projected in the business plan; scaling operations and systems to support those operations; effectively responding to competitive developments; complying with governmental regulatory requirements; and continuing to attract, retain and motivate qualified personnel.  There can be no assurance that New Edge will be successful in addressing these matters, and failure to do so could have a material adverse effect on New Edge’s operating results and financial condition.

If New Edge cannot obtain adequate financing or is unable to generate sufficient cash flows to meets its obligations, it may be unable to continue as a going concern.  The accompanying financial statements do not include any adjustments that might result from this uncertainty.

3.              Basis of Presentation

Basis of Presentation

The condensed consolidated financial statements of New Edge, which include the amounts of its wholly-owned subsidiary, for the nine months ended September 30, 2004 and 2005 and the related footnote information are unaudited and have been prepared on a basis substantially consistent with New Edge’s audited consolidated financial statements as of December 31, 2004.  All significant intercompany transactions have been eliminated.

These financial statements should be read in conjunction with the audited consolidated financial statements and the related notes thereto contained elsewhere in this filing.  In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments), which management considers necessary to present fairly New Edge’s financial position, results of operations and cash flows for the interim periods presented.  The results of operations for the nine months ended September 30, 2005 are not necessarily indicative of the results anticipated for the entire year ending December 31, 2005.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements.  Actual results may differ from those estimates.

Stock-Based Compensation

New Edge accounts for stock-based compensation issued to employees using the intrinsic value method, which follows the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 44, “Accounting for Certain Transactions Involving Stock Compensation.”  Stock and other equity instruments issued to non-employees are accounted for in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” and Emerging Issues Task Force (“EITF”) Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” and valued using the Black-Scholes model.

Generally, no stock-based employee compensation cost related to stock options is reflected in the statement of operations, as all options granted under stock-based compensation plans have an exercise price equal to or greater than the market value of the underlying common stock on the grant date.  During the nine months ended September 30, 2004 and 2005, New Edge recognized no amounts of compensation expense for stock options.  If New Edge had elected to adopt the optional recognition provisions of SFAS No. 123, which uses the fair value based method for stock-based compensation, and amortized the grant date fair value of stock options to compensation expense on a straight-line basis over the vesting period of the options, net loss and basic and diluted net loss per share would have been changed to the pro forma amounts indicated below:

	Nine Months Ended
	September 30,
	2004	2005
	(in thousands, except per share data)
Net loss, as reported	$(18,979)	$(9,373)
Deduct: Stock-based compensation expense determined using a fair value based method for all awards	(656)	(153)
Pro forma net loss	$(19,635)	$(9,526)

Basic and diluted net loss per share:
As reported	$(0.23)	$(0.10)
Pro forma	$(0.24)	$(0.10)

4.              Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment,” which replaces SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123(R) requires that compensation cost relating to all share-based payment transactions, including grants of employee stock options, be recognized in the statement of operations based on their fair values.  Pro forma disclosure is no longer an alternative.  New Edge expects to adopt SFAS No. 123(R) on January 1, 2006 based on the requirements of SFAS No. 123(R) and expects to apply the prospective method upon adoption.  The prospective method requires companies to record compensation cost beginning with the effective date based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date.

As permitted by SFAS No. 123, New Edge currently accounts for share-based payments to employees using the intrinsic value method under APB Opinion No. 25 and, as such, generally recognizes no compensation cost for employee stock options.  Accordingly, the adoption of the fair value method under SFAS No. 123(R) may have a significant impact on New Edge’s results of operations, although it will have no impact on New Edge’s overall financial position.  The impact of the adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future.  New Edge expects its earnings and earnings per share will be adversely affected upon adoption of SFAS No. 123(R).

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.”  SFAS No. 154 requires retrospective application of a voluntary change in accounting principle to prior period financial statements unless it is impracticable.  SFAS No. 154 also requires that a change in method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle.  SFAS No. 154 replaces APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements.  SFAS No. 154 is effective for fiscal years beginning after December 15, 2005.  New Edge does not expect the adoption of the provisions of SFAS No. 154 to have a material impact on its results of operations or financial condition.

5.              Net Loss per Share

Net loss per share has been computed according to SFAS No. 128, “Earnings per Share,” which requires a dual presentation of basic and diluted earnings (loss) per share (“EPS”).  Basic EPS represents net loss divided by the weighted average number of common shares outstanding during a reported period.  Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, including stock options and warrants (commonly and hereinafter referred to as “Common Stock Equivalents”), were exercised or converted into common stock.  However, New Edge has not included the effect of Common Stock Equivalents in the calculation of diluted EPS because such inclusion would have an anti-dilutive effect due to New Edge’s net loss.  As of September 30, 2005, the Company had a total of 22.3 million outstanding options and warrants.

6.              Debt

As of September 30, 2005, New Edge had $42.2 million of debt outstanding of which $41.5 million was classified as current.  Per the terms of the debt agreements, New Edge is required to make interest-only payments.  Each component of indebtedness matures on September 30, 2006, upon which the total balance is due.

Pursuant to the debt agreements, New Edge is subject to certain financial covenants.  As of September 30, 2005, New Edge was in compliance with these financial covenants.  New Edge is also required to comply with certain affirmative covenants under the agreements.  As of September 30, 2005, New Edge was not in compliance with its covenant requiring timely payment of all taxes, assessments and other governmental charges.  As such, New Edge obtained a waiver of this covenant from the lender through the term of the debt agreement.

7.              Commitments and Contingencies

Contingencies

New Edge is subject to various legal claims, actions and complaints arising in the ordinary course of business.  Management does not expect the conclusion of any of these matters to have a material adverse affect on New Edge’s financial position or results of operations.

Collocation Fee Dispute

New Edge was involved in a dispute over collocation fees for cancelled collocation sites with a carrier.  The carrier contended that New Edge owed fees in connection with the build-out of and provisioning of power to these collocation facilities.  New Edge contended that it did not owe these charges as written authorization to perform was not given.  New Edge had accrued $3.0 million for the dispute as of December 31, 2004.

On January 6, 2005, New Edge reached a settlement agreement related to its dispute over collocation fees for cancelled collocation sites.  New Edge agreed to make payments aggregating $0.2 million, which relieved New Edge of any further obligation regarding the collocation fee disputes with the carrier.  Accordingly, New Edge reduced its accrual balance by $2.8 million during the nine months ended September 30, 2005.

Delinquent Tax Filings

New Edge has not timely filed certain required state income tax, property tax, sales and use tax, and other transaction tax returns.  As a result of these delinquent or insufficient filings, New Edge may be in violation of certain state laws.  As of September 30, 2005, New Edge has accrued taxes which may be due and estimates of penalties and interest which may be due with respect to state income, property, sales, use or other state taxes.  New Edge is reviewing the regulations and state filing requirements in each relevant state.  Any determination of state law violations and/or failure to pay taxes could have a material adverse effect on New Edge’s financial position, cash flows or results of operations.

8.              Subsequent Events

Subordinated Debt

On November 10, 2005, New Edge entered into a subordinated debt agreement with stockholders in New Edge pursuant to which it borrowed $2.0 million.  The subordinated debt is due December 31, 2006 and bears interest at a rate of 10% per annum.

Merger Agreement

On December 13, 2005, New Edge entered into an Agreement and Plan of Merger for the sale of New Edge Networks, Inc. to EarthLink, Inc.  Under the terms of the merger agreement, EarthLink will acquire 100% of New Edge Networks, Inc. in a merger transaction for approximately $144.0 million, consisting of 2.6 million shares of EarthLink, Inc. common stock and $114.3 million in cash, including cash to be used to satisfy certain liabilities.  The acquisition is subject to regulatory approvals and customary closing conditions

APPENDIX A

AGREEMENT AND PLAN OF MERGER

The merger agreement has been included to provide you with information regarding its terms.  It is not intended to provide any other factual information about EarthLink or New Edge.  Such information can be found elsewhere in this information statement/prospectus and in the public filings EarthLink makes with the Securities and Exchange Commission, which are available without charge at www.sec.gov.

The merger agreement contains representations and warranties EarthLink and New Edge made to each other.  The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules delivered by New Edge to EarthLink in connection with signing the merger agreement.  While neither EarthLink nor New Edge believes that the disclosure schedules contain information that the securities laws require to be publicly disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached merger agreement.  Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, since they are modified by the underlying disclosure schedules.  Information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

among

EARTHLINK, INC.

NEW EDGE MERGER CORPORATION,

and

NEW EDGE HOLDING COMPANY

Dated as of December 12, 2005

ARTICLE I

THE MERGER; CONVERSION OF SHARES
1.1	The Merger
1.2	Merger Consideration
1.3	Closing; Effective Time
1.4	Conversion of Shares
1.5	Treatment of Company Warrants
1.6	Cancellation of Company Options
1.7	Certificate of Incorporation; By-Laws
1.8	Directors and Officers of the Surviving Corporation
1.9	Dissenting Stockholders
1.10	Paying Agent
1.11	Adjustments to Merger Consideration
1.12	Taking of Necessary Action; Further Action
1.13	The Representative

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

2.1	Corporate Status, etc.
2.2	Capitalization
2.3	Conflicts, Consents
2.4	Financial Statements
2.5	Absence of Undisclosed Liabilities
2.6	Events Subsequent to Latest Financial Statements
2.7	Tax Matters
2.8	Litigation
2.9	Compliance with Laws; Permits
2.10	Employee Benefits
2.11	Labor Matters
2.12	Real Property; Personal Property
2.13	Intellectual Property
2.14	Contracts
2.15	Insurance
2.16	Environmental Matters
2.17	Accounts Receivable
2.18	Employees; Company Employment Agreements
2.19	Books and Records
2.20	Affiliate Transactions
2.21	Relationships With Related Persons
2.22	Brokers
2.23	Customer and Supplier Relations
2.24	Ethical Practices

i

2.25	Vote Required

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGERCO

3.1	Corporate Status
3.2	Authorization, etc
3.3	Capitalization
3.4	No Conflicts; Consents
3.5	Litigation
3.6	Financial Ability to Perform
3.7	Brokers
3.8	Formation of MergerCo; No Prior Activities
3.9	Form S-4
3.10	SEC Filings; Financial Statements
3.11	Absence of Undisclosed Liabilities
3.12	Compliance with Laws
3.13	Parent Common Stock

ARTICLE IV

COVENANTS

4.1	Conduct of the Company and its Subsidiaries
4.2	Satisfaction of Closing Conditions
4.3	Access and Information
4.4	Contact with Customers, Suppliers, etc
4.5	Publicity
4.6	Employee Matters
4.7	Transfer Taxes
4.8	Indemnification of Directors and Officers
4.9	Notification
4.10	Negative Covenants
4.11	Director Resignations
4.12	Indebtedness of Related Persons
4.13	Form S-4.
4.14	Parent Conduct of Business
4.15	Market Listing
4.16	Tax Liabilities
4.17	Parent Representative
4.18	Affiliates

ARTICLE V

CONDITIONS TO CLOSING

5.1	Conditions to the Obligations of the Company, Parent and MergerCo
5.2	Conditions to the Obligation of Parent and MergerCo
5.3	Conditions to the Obligation of the Company

ARTICLE VI

INDEMNIFICATION

6.1	Survival of Representations, Warranties and Covenants
6.2	Indemnification
6.3	Third Party Claims
6.4	Escrow Account

ARTICLE VII

TERMINATION

7.1	Termination
7.2	Effect of Termination

ARTICLE VIII

DEFINITIONS AND INTERPRETATION

8.1	Definition of Certain Terms; Interpretation
8.2	Disclosure Letter

ARTICLE IX

GENERAL PROVISIONS

9.1	Expenses
9.2	Further Actions
9.3	Certain Limitations
9.4	Notices
9.5	Limited Disclosure
9.6	Binding Effect
9.7	Assignment; Successors; No Third-Party Rights
9.8	Legal Representation
9.9	Amendment; Waivers, etc
9.10	Entire Agreement
9.11	Severability
9.12	Headings
9.13	Counterparts

9.14	Governing Law
9.15	Specific Performance

EXHIBITS

Exhibit A                                               Form of Amended and Restated Certificate of Incorporation

Exhibit B                                                 Form of Amended and Restated By-Laws

v

AGREEMENT AND PLAN OF MERGER, dated as of December 12, 2005, among EarthLink, Inc., a Delaware corporation (“Parent”), New Edge Merger Corporation, a Delaware corporation (“MergerCo”), and New Edge Holding Company, a Delaware corporation (the “Company”).  Capitalized terms used herein are defined in Article VIII.

R E C I T A L S:

A.                                   The respective Boards of Directors of Parent, MergerCo and the Company have determined that it is advisable and in the best interests of their respective stockholders for MergerCo to merge with and into the Company (the “Merger”) with the Company continuing as the surviving corporation of such Merger, upon the terms and subject to the conditions set forth in this Agreement.

B.                                     On or prior to the date hereof, Parent, acting as the sole stockholder of MergerCo, has approved the Merger upon the terms and subject to the conditions set forth in this Agreement.

C.                                     Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the willingness of Parent and MergerCo to enter into this Agreement, certain Persons who are key employees of Company are agreeing to accept offers to remain employees of the Company immediately following the Effective Time and in connection therewith are executing employment/retention agreements.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

THE MERGER; CONVERSION OF SHARES

1.1                                 The Merger.  Upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the DGCL, at the Effective Time, MergerCo shall be merged with and into the Company and the separate corporate existence of MergerCo shall cease.  After the Merger, the Company shall continue as the surviving corporation (sometimes hereinafter referred to as the “Surviving Corporation”) and shall continue to be governed by the laws of the State of Delaware.  The Merger shall have the effect as provided in the applicable provisions of the DGCL.  Without limiting the generality of the foregoing, at the Effective Time, all the rights, privileges, immunities, powers and franchises of the Company and MergerCo shall vest in the Surviving Corporation and all restrictions, obligations, duties, debts and liabilities of the Company and MergerCo shall be the restrictions, obligations, duties, debts and liabilities of the Surviving Corporation.

1.2                                 Merger Consideration.  The consideration to be paid by Parent and MergerCo in respect of the Merger shall be equal to the sum of (i) $114,300,000 in cash (the “Cash Merger Consideration”) and (ii)  2,608,696 shares of Parent Common Stock (the “Stock Merger Consideration”), which shall be payable as provided in Sections 1.3(c) and 1.3(d).

1.3                                 Closing; Effective Time.

(a)                                  The closing of the Merger (the “Closing”) shall take place at, or be directed from, the offices of Hunton & Williams LLP, Bank of America Plaza, Suite 4100, 600 Peachtree Street, N.E., Atlanta, Georgia 30308, at 10:00 a.m., New York time, on the third Business Day following the satisfaction or waiver of the conditions set forth in Article V (other than conditions which, by their nature, are to be satisfied at the Closing, but subject to the waiver or satisfaction of those conditions), or at such other place, time and date as the parties may agree.  The “Closing Date” shall be the date upon which the Closing occurs.

(b)                                 On the Closing Date, MergerCo and the Company will cause the appropriate certificate of merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) in such form and executed as provided in Section 251(c) of the DGCL.  The Merger will become effective at the time when the Certificate of Merger has been duly filed with the Delaware Secretary of State, or such later time as may be specified in the Certificate of Merger (the “Effective Time”).

(c)                                  Subject to the terms and conditions of this Agreement, at the Closing, Parent shall pay to the Company by wire transfer of immediately available funds a portion of the Cash Merger Consideration equal to the amount necessary to pay (based on the amounts set forth in a certificate delivered by the Company as provided in Section 1.3(e)) (i) all outstanding principal, interest and all other amounts due and payable at the Effective Time under, and to satisfy and discharge the obligations of the Company or New Edge Network, Inc. in respect of, the Credit Agreement and the Subordinated Loan Agreements (provided that such amount payable pursuant to this Section 1.3(c)(i) may be reduced by an amount equal to the cash and cash equivalents of the Company and its Subsidiaries immediately prior to the Closing, which cash and cash equivalents may be used by the Company and its Subsidiaries to repay its obligations with respect to the Investor Subordinated Loan Agreement or any Excess Debt) and (ii) the Company Transaction Expenses and, in each case, the Company promptly will take such steps as may be necessary to cause the satisfaction and discharge of all such obligations thereunder.  Subject to the terms and conditions of this Agreement, at the Closing, Parent shall deposit with the Escrow Agent the Escrow Shares; provided, however, (x) at any time prior to the Closing Date, each holder of Common Stock and each holder of Vested Company Options may elect, by providing written notice to the Escrow Agent with a copy of such notice to Parent, to be entitled to receive any dividends or other distributions payable in respect of such holder’s proportionate share of the Escrow Shares, and to have the Representative, on behalf of such holder of Common Stock or Vested Company Options, vote such holder’s proportionate share of the Escrow Shares; further provided, however, for U.S. federal income tax purposes, each holder of Common Stock or Vested Company Options who so elects shall be deemed to receive from Parent, at the Closing, that number of shares of Parent Common Stock equal to such holder’s proportionate share of the Escrow Shares, and such holder of Common Stock or Vested Company Options shall be deemed to deposit with the Escrow Agent such shares of Parent Common Stock.

(d)                                 Subject to the terms and conditions of this Agreement, at the Closing, Parent shall (i) deliver to the Paying Agent that number of shares of Parent Common Stock equal to the excess of the Stock Merger Consideration less the Escrow Shares and (ii) pay to the Paying Agent an amount in cash equal to the excess of (x) the Cash Merger Consideration over (y) the sum of (A) the amount in cash paid to the Company pursuant to Sections 1.3(c)(i) and (c)(ii), (B) the Tax Liability Reserve and (C) any Excess Debt (to the extent not repaid with cash or cash equivalents of the Company or its Subsidiaries), by wire transfer of immediately available funds, which shall be used (based on the certificate delivered by the Company as provided in Section 1.3(e)) as set forth in this Section 1.3(d).  Immediately after the Effective Time, the Paying Agent shall deliver to each holder of Common Stock who has delivered to the Paying Agent a duly executed Letter of Transmittal and surrendered the applicable Certificate or Certificates (i) an aggregate amount in cash (by check or wire transfer of immediately available funds, in the discretion of the Paying Agent) equal to the product of the number of shares represented by such Certificate or Certificates and the Per Share Cash Consideration, without interest thereon, and (ii) shares of Parent Common Stock equal to the product of the number of shares represented by such Certificate or Certificates and the Per Share Stock Consideration; provided, however, no fraction of a share of Parent Common Stock will be issued, but in lieu thereof each holder of Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock to be received by such holder) shall receive from the Paying Agent an amount of cash (rounded to the nearest $0.01) equal to the product of (x) such fraction multiplied by (y) the Parent Common Stock Closing Price, without interest thereon.  Parent will make available to the Paying Agent any cash necessary for this purpose.

(e)                                  In order to facilitate the payments contemplated by Sections 1.3(c) and 1.3(d), the Company will deliver to Parent and to MergerCo not less than three Business Days prior to the anticipated Closing Date a statement, certified by the chief financial officer of the Company, that will set forth:  (1) the aggregate amount payable to each lender under the Credit Agreement and the Subordinated Loan Agreements pursuant to Section 1.3(c)(i), (2) the aggregate amount of any Excess Debt, (3) the Company Transaction Expenses and (4) the calculation of the Fully-Diluted Number.  Parent shall be entitled to rely without investigation on the information set forth in such certificate in delivering the Cash Merger Consideration and the Stock Merger Consideration to the Paying Agent.  Notwithstanding anything to the contrary in this Agreement, Parent shall not be obligated to deliver any portion of the Cash Merger Consideration or the Stock Merger Consideration to the Paying Agent unless and until the Company has delivered the certificate contemplated by this Section 1.3(e) to Parent.

(f)                                    Subject to the terms and conditions of this Agreement, at and in connection with the Closing:

(i)                                     each holder of an outstanding Certificate or Certificates that prior thereto represented shares of Common Stock will, in accordance with the procedures described in Section 1.10(c) and the applicable Letter of Transmittal, deliver to the Paying Agent, in exchange for the Per Share Merger Consideration, such Certificate or Certificates, duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank, and bearing or accompanied by all requisite stock transfer stamps, together with the wire transfer or other payment instructions with respect to each such payment; and

(ii)                                  the Surviving Corporation shall issue to Parent a stock certificate or certificates representing 1,000 shares of Surviving Corporation Common Stock in exchange for the certificate or certificates which formerly represented all outstanding shares of MergerCo Common Stock, which shall be canceled.

1.4                                 Conversion of Shares.  At the Effective Time, by virtue of the Merger and without any action on the part of any holders of any shares of Common Stock or of MergerCo Common Stock:

(a)                                  Each share of Common Stock (other than shares of Common Stock held as treasury stock) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the Per Share Merger Consideration.

The issued and outstanding Common Stock, when converted, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a Certificate representing any such shares of Common Stock shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration upon the surrender of such Certificate in the manner provided in and in accordance with Section 1.3(d).

(b)                                 All shares of Common Stock that are held by the Company as treasury stock shall be canceled and retired and shall cease to exist and no Per Share Merger Consideration shall be delivered in exchange therefor.

(c)                                  Each share of MergerCo Common Stock issued and outstanding immediately prior to the Effective Time (1,000 shares, in the aggregate) shall be converted into and exchangeable for one fully paid and non-assessable share of common stock, par value $.01 per share, of the Surviving Corporation (“Surviving Corporation Common Stock”).  From and after the Effective Time, each outstanding certificate theretofore representing shares of MergerCo Common Stock shall be deemed for all purposes to evidence ownership of and to represent the number of shares of Surviving Corporation Common Stock into which such shares of MergerCo Common Stock shall have been converted.

1.5                                 Treatment of Company Warrants.  On or prior to the date hereof, the Company has obtained the consent to terminate the first Company Warrant listed on Schedule 1.5 of the Disclosure Letter from the holder of such Company Warrant.  Prior to the Closing Date, the Company shall obtain consent to terminate the second Company Warrant listed on Schedule 1.5 of the Disclosure Letter from the holder of such Company Warrant.  The Company will cooperate in good faith to seek the receipt of consents to termination of Company Warrants from all other holders of Company Warrants, provided that neither the Company nor its Subsidiaries shall be required to make any payment to any third party or agree to any concessions in connection therewith.  For purposes of the foregoing sentence only, “Company Warrants” includes the right to purchase Common Stock set forth in the Comdisco Loan Agreement.  Parent shall cause the Surviving Corporation to assume the Company Warrants for which consents are not obtained immediately prior to the Effective Time, except the Company Warrants listed on Schedule 1.5 of the Disclosure Letter.

1.6                                 Cancellation of Company Options.

(a)                                  Each holder of Vested Company Options shall, at the Effective Time, by virtue of the Merger and without any action on the part of such holder, receive from the Paying Agent (i)

an aggregate amount in cash (by check or wire transfer of immediately available funds, in the discretion of the Paying Agent) equal to the product of such holder’s Option Shares and the Per Share Cash Consideration, without interest thereon, and (ii) shares of Parent Common Stock equal to the product of such holder’s Option Shares and the Per Share Stock Consideration; provided, however, no fraction of a share of Parent Common Stock will be issued, but in lieu thereof each holder of such Company Options who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock to be received by such holder) shall receive from the Paying Agent an amount of cash (rounded to the nearest $0.01) equal to the product of (x) such fraction multiplied by (y) the Parent Common Stock Closing Price, without interest thereon.  Parent will make available to the Paying Agent any cash necessary for this purpose.

(b)                                 No Company Options or rights to acquire the Common Stock or any Stock Plan will continue after the Effective Time or be assumed or continued by Parent or the Surviving Corporation.  Prior to the Effective Time, the Company shall take all action required by the Stock Plans, if any, to terminate all such Company Options or rights to acquire the Common Stock, as contemplated by this Section 1.6.

1.7                                 Certificate of Incorporation; By-Laws.

(a)                                  The certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall, in accordance with the terms thereof and the DGCL, be amended and restated as set forth in Exhibit A and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter duly amended in accordance with the terms thereof and the DGCL.

(b)                                 The By-laws of the Company as in effect immediately prior to the Effective Time shall, in accordance with the terms thereof, the certificate of incorporation and applicable law, be amended and restated as set forth in Exhibit B and, as so amended, shall be the By-laws of the Surviving Corporation until thereafter duly amended as provided by applicable law, the certificate of incorporation of the Surviving Corporation and such By-laws.

1.8                                 Directors and Officers of the Surviving Corporation.

(a)                                  The directors of MergerCo immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s Organizational Documents.

(b)                                 The officers of MergerCo immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s Organizational Documents.

1.9                                 Dissenting Stockholders.

(a)                                  Notwithstanding anything in this Agreement to the contrary, any issued and outstanding shares of Common Stock held by a person (a “Dissenting Stockholder”) who has not voted to adopt this Agreement and who properly demands appraisal for such shares in accordance with Section 262 of the DGCL (“Dissenting Shares”) shall not be converted as described in Section 1.4, but shall, as of the Effective Time, be converted into the right to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to Section 262 of the DGCL, unless such holder fails to perfect or withdraws or otherwise loses his right to appraisal.  If, after the Effective Time, such Dissenting Stockholder fails to perfect or withdraws or loses his right to appraisal, such Dissenting Stockholder’s shares of Common Stock shall no longer be considered Dissenting Shares for the purposes of this Agreement and such holder’s shares of Common Stock shall thereupon be deemed to have been converted, at the Effective Time, as described in Section 1.4, and such holder shall not be entitled to any interest thereon.  Notwithstanding anything to the contrary contained in this Section 1.9, if the Agreement is terminated prior to the Effective Time, then the right of any Dissenting Stockholder to be paid the fair market value of such holder’s Dissenting Shares pursuant to Section 262 of the DGCL shall cease.

(b)                                 The Company shall give Parent and MergerCo (i) prompt notice of any demands for appraisal of shares of Common Stock, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company, and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such demands, and the Company shall not, without the prior written consent of Parent, such consent not to be unreasonably withheld, make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands.

1.10                           Paying Agent.

(a)                                  Notices to Stockholders.  The Company shall, or shall cause the Paying Agent to, mail to each holder of record of Common Stock on the applicable record date (i) any notices required by Section 228(e) of the DGCL in connection with approving the Merger, including an information statement describing in reasonable detail the Merger and this Agreement, (ii) the notice to stockholders of their appraisal rights under Section 262 of the DGCL, (iii) a letter of transmittal specifying that delivery shall be effected, and risk of loss of the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent, and which letter shall be in customary form and have such other provisions as the Company may reasonably specify (the “Letter of Transmittal”), and (iv) instructions for effecting the surrender of such Certificates for payment.  Each of the foregoing notices and documents shall be reasonably satisfactory to Parent in form and substance.

(b)                                 Notices to Warrantholders.  As promptly as practicable after the date hereof, the Company shall mail to the holder of a Company Warrant notice of the proposed Merger to the extent such notice is required by the terms of such Company Warrant.

(c)                                  Letters of Transmittal.  The Letter of Transmittal shall specify that in the event of a termination of this Agreement prior to the Closing, pursuant to Section 7.1 or otherwise, the

Paying Agent shall return the Certificates in its possession to the holder of record.  At or after the Effective Time, upon surrender of a Certificate to the Paying Agent together with the applicable transmittal documents, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the Per Share Merger Consideration multiplied by the number of shares represented by such Certificate as provided in Section 1.3(d), without any interest thereon.  In the event of a transfer of ownership of shares of Common Stock that is not registered in the transfer records of the Company, payment may be made with respect to such shares to such a transferee if the Certificate representing such shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

(d)                                 Dividends on Parent Common Stock.  Whenever a dividend or other distribution is declared by Parent in respect of Parent Common Stock, the record date for which is after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement.  No dividends or other distributions pertaining to Parent Common Stock with a record date on the same date as or after the Effective Time shall be paid to any holders of shares of Common Stock who have not surrendered their Certificates for exchange, until the holders of such Certificates shall have exchanged such Certificates in accordance with Section 1.4  hereof.  Subject to the effect, if any, of applicable law, the Paying Agent shall receive, hold, and remit any such dividends or other distributions to each such record holder entitled thereto, without interest, at the time that such Certificates are surrendered to the Paying Agent for exchange.  Holders of Common Stock will not be entitled, however, to dividends or other distributions that are payable to persons who were holders of record of Parent Common Stock as of a record date that is prior to the date of the Effective Time.

(e)                                  Satisfaction.  All Per Share Merger Consideration issued upon surrender of the Certificates in accordance with the terms hereof (including any cash paid for fractional shares) shall be deemed to have been issued in full satisfaction of all rights pertaining to the shares of Common Stock represented by the Certificates.

(f)                                    Share Transfer Books.  At and after the Effective Time, there shall be no transfers on the share transfer books of the Company of any shares of Common Stock that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates of the Company are presented to the Surviving Corporation, they shall be canceled and the shares of Common Stock represented thereby shall be converted as provided in Section 1.4.

(g)                                 Unclaimed Consideration.  Six months after the Effective Time, the Surviving Corporation shall cause the Paying Agent to deliver any portion of the Per Share Merger Consideration that it holds and that remains unclaimed to the Surviving Corporation.  Any holder of Common Stock immediately prior to the Effective Time who has not theretofore complied with this Section 1.10 shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) for payment of any portion of the Per Share Merger Consideration that may be payable upon surrender of any Certificates such holder holds, as determined pursuant to this Agreement, as a general creditor and without any interest thereon. Any Per Share Merger Consideration remaining unclaimed by holders of shares of Common Stock as of the date that is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of any claims or interest or any person previously entitled thereto.

(h)                                 No Liability.  None of the Company, the Surviving Corporation, Parent and their Affiliates, the Paying Agent or any other person shall be liable for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(i)                                     Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Company or the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Company or the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Surviving Corporation shall direct the Paying Agent to issue in exchange for such lost, stolen or destroyed Certificate the Per Share Merger Consideration payable in respect of the shares of Common Stock represented thereby pursuant to this Agreement.

1.11                           Adjustments to Merger Consideration.  Parent, the Surviving Corporation, the Paying Agent and the Escrow Agent, as the case may be, shall be entitled to deduct and withhold from the Stock Merger Consideration, Cash Merger Consideration or Escrow Merger Consideration, as applicable, otherwise payable pursuant to this Agreement to any holder of shares of Company’s capital stock, such amounts that Parent, the Surviving Corporation, the Paying Agent or the Escrow Agent are required to deduct and withhold with respect to the making of such payment under the Code or any provision of Tax law.  To the extent that amounts are so withheld by Parent, the Surviving Corporation, the Paying Agent or the Escrow Agent, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of the Company’s capital stock in respect of which such deduction and withholding was made by Parent, the Surviving Corporation, the Paying Agent or the Escrow Agent.

1.12                           Taking of Necessary Action; Further Action.  Each of the parties hereto will take, or cause to be taken, all such reasonable and lawful action as may be necessary or appropriate in order to effectuate the transactions contemplated by this Agreement as promptly as practicable.  If, at any time after the Effective Time, any such further action is necessary or appropriate to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and MergerCo, the officers and directors of the Company and MergerCo immediately prior to the Effective Time are fully authorized in the name of their respective corporations or otherwise to take, and will take or cause to be taken, all such reasonable and lawful action.

1.13                           The Representative.

(a)                                  Formation of Representative.  Prior to the Closing Date, certain holders of Common Stock shall take all reasonably necessary actions, including by filing any necessary certificates with the Secretary of State of the State of Delaware and by executing a limited liability company operating agreement to form the representative (the “Representative”).

(b)                                 Appointment of the Representative.  By virtue of the adoption of this Agreement and approval of the Merger and the transactions contemplated herewith by the holders of Common Stock, each holder (regardless of whether or not such holder votes in favor of the adoption of the Agreement and the approval of the Merger and the transactions contemplated herewith) shall be deemed to have appointed, effective from and after the Effective Time, the Representative to act in accordance with its operating agreement and as permitted by this Agreement.  This Section 1.13(b) shall be binding upon the respective executors, heirs, legal representatives, personal representatives and successors of each holder of Common Stock.  The Representative shall be entitled to rely upon any written statement furnished to the Representative by any holder of Common Stock or Parent.

(c)                                  Authority After the Effective Time.  From and after the Effective Time, the Representative shall be authorized to: (i) take all actions required by, exercise all rights granted to, and satisfy all obligations imposed upon, the Representative in this Agreement; (ii) make or receive all notices or receive other documents given or to be given to the Representative by Parent pursuant to this Agreement; (iii) negotiate, undertake, compromise, defend, resolve and settle any suit, proceeding or dispute under this Agreement on behalf of the holders of Common Stock; (iv) execute and deliver all agreements, certificates and documents required by the Representative in connection with any of the Merger and the transactions contemplated herewith; (v) engage special counsel, accountants and other advisors and incur such other expenses in connection with any of the transactions contemplated herewith, in each case at the Representative’s expense; and (vi) take such other action as is necessary on behalf of the holders of Common Stock in connection with this Agreement and the Merger and the transactions contemplated herewith, including, without limitation, all such other matters as the Representative may deem necessary or appropriate to carry out the intents and purposes of this Agreement.  Parent and the Company shall be entitled to rely, and shall be fully protected in so relying, upon any instrument or document executed, or notice, communication decision or action made by the Representative.

(d)                                 Release from Liability; Indemnification; Authority of Representative.  By virtue of the adoption of this Agreement and the approval of the Merger and the transactions contemplated herewith by the holders of Common Stock, each holder shall be deemed to have (i) released the Representative, its members and manager, and each of their respective officers, directors, employees, agents and Affiliates (the “Representative Parties”) from, and agreed to indemnify the Representative Parties (any Escrow Shares which may be released to the Paying Agent pursuant to Section 6.4 shall be used first to satisfy any such indemnity obligation) against, liability for any action taken or not taken by the Representative in its capacity as such Representative, except for the liability of the Representative Parties to a holder of Common Stock for loss which such holder may suffer from fraud committed by the Representative Parties in carrying out its duties hereunder, and (ii) appointed, as of the Effective Time, the Representative as such holder’s true and lawful agent and attorney-in-fact to enter into any agreement in connection with the Merger and the transactions contemplated herewith, to exercise all or any of the powers, authority and discretion conferred on such holder of Common Stock under any such agreement, to give and receive notices on such holder’s behalf and to be such holder’s exclusive representative with respect to any matter, suit, claim, action or proceeding arising with respect to any transaction contemplated by this Agreement, including, without limitation, the defense, settlement or compromise of any claim, action or proceeding for which

Parent Indemnified Parties may be entitled to indemnification.  All actions, decisions and instructions of the Representative shall be conclusive and binding upon all of the holder of Common Stock.

ARTICLE II

REPRESENTATIONS AND WARRANTIES
OF THE COMPANY

The Company represents and warrants to Parent and MergerCo as follows:

2.1                                 Corporate Status, etc.

(a)                                  Organization.  Schedule 2.1(a) of the Disclosure Letter lists all of the Company’s Subsidiaries and their respective directors, officers and jurisdictions of incorporation.  Each of the Company and its Subsidiaries is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has full corporate power and authority to own, lease and operate its properties and assets, to carry on its business as presently conducted and to perform all of its obligations under any Contract to which it is a party.  Each of the Company and its Subsidiaries is duly qualified to do business and in good standing as a foreign corporation in all jurisdictions in which the failure to be so qualified would have a Material Adverse Effect.

The Company has delivered to Parent true and correct copies of the Organizational Documents of the Company and each of its Subsidiaries and a true, correct and complete copy of the Company’s and its Subsidiaries’ minute books and stock records.  The Organizational Documents are in full force and effect, and neither the Company nor any Subsidiary is in violation of any provision therein.

(b)                                 Authorization, etc.  The Company has full power and authority to enter into this Agreement and the other documents to be executed and delivered by the Company as set forth herein (the “Company Closing Documents”), to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement.  The execution, delivery and performance by the Company of this Agreement and the Company Closing Documents and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all corporate action (including, without limitation, the unanimous approval of the Company’s board of directors) and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the Company Closing Documents or to consummate the transactions contemplated hereby (other than, with respect to the Merger, the filing of the Certificate of Merger).  This Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by laws affecting the enforcement of creditors’ rights generally or by general equitable principles.   Upon the execution and delivery by the Company of the Company Closing Documents, the Company Closing Documents will constitute the valid and binding obligation of the Company, enforceable against the Company in accordance with their respective terms, except as limited by laws affecting the enforcement of creditors’ rights generally or by general equitable principles.

2.2                                 Capitalization.

(a)                                  The Company.  As of the date hereof, the authorized capital stock of the Company consists of 121,100,402 shares of common stock, par value $0.028681 per share (“Common Stock”), all of which have been duly authorized, of which 97,248,812 shares have been validly issued and are outstanding.  No preferred stock or other equity securities are authorized under the Company’s certificate of incorporation.  Schedule 2.2(a) of the Disclosure Letter sets forth, as of the date hereof, all Persons owning of record any outstanding shares of capital stock of the Company and the number of shares thereof owned by such Person.  All of the outstanding capital stock of the Company has been duly authorized and is fully paid and nonassessable and was issued in compliance with applicable state and federal securities laws.

(b)                                 Subsidiaries.  Schedule 2.2(b) of the Disclosure Letter lists for each Subsidiary of the Company the shares of capital stock of such Subsidiary that are authorized, the shares of capital stock of such Subsidiary that are issued and outstanding and the Persons owning such issued and outstanding shares.  All issued and outstanding shares of capital stock of the Company’s Subsidiaries have been duly authorized and validly issued, are fully paid and nonassessable, were issued in compliance with applicable state and federal securities laws and are owned by the Persons listed in Schedule 2.2(b) of the Disclosure Letter free and clear of any Liens.

(c)                                  Convertible Instruments.  As of the date hereof, the Company has granted or issued and has outstanding:

(i)                                     Company Options under the Stock Plans relating to 14,233,547 shares of Common Stock (and Company Options relating to an additional 1,192,011 shares of Common Stock remain available for grant under the Stock Plans); and

(ii)                                  Company Warrants relating to 8,240,712 shares of Common Stock.

Schedule 2.2(c) of the Disclosure Letter sets forth the name of all Persons owning Company Options and Company Warrants, the number and type of securities underlying such rights, and the exercise, purchase or conversion price thereof and the expiration date, including any provision applicable upon a change of control of the Company.

(d)                                 Agreements with Respect to Stock, etc.  Other than as set forth in the Rights Agreement, the certificate of incorporation of the Company, Schedule 2.2(d) of the Disclosure Schedule or in Section 2.2(c) hereof, there are no (i) preemptive rights, rights of first refusal, voting rights or similar rights on the part of any holders of any class of securities of the Company or any of its Subsidiaries; (ii) subscriptions, options, warrants, stock appreciation rights, equity awards, restricted stock or other equity-based awards, conversion, exchange or other rights, agreements, commitments, arrangements or understandings of any kind obligating the Company or any of its Subsidiaries, contingently or otherwise, to issue or sell, or cause to be issued and sold, any shares of or other interest in capital stock of any class of the Company or any of its

Subsidiaries or any securities convertible into or exchangeable for any such shares; (iii) stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or to which the Company or any of its Subsidiaries is bound relating to the voting, purchase, redemption or other acquisition of any shares of the capital stock of the Company or any of its Subsidiaries; or (iv) outstanding dividends, whether current or accumulated, due or payable on any of the capital stock of the Company or any of its Subsidiaries.

(e)                                  Equity Interests.  Except for the Subsidiaries, the Company does not own any capital stock of or other equity securities or interests in any other Person.  Neither the Company nor any Subsidiary is party to any Contract relating to the acquisition of any equity securities or other securities of any Person or any direct or indirect equity or ownership interest in any Person.  The Company is not a party to any stockholder agreements, voting trusts or other agreements or understandings relating to the voting, purchase, redemption or other acquisition of any shares of capital stock or equity interests in any other Person.

2.3                                 Conflicts, Consents.

(a)                                  Conflicts.  The execution and delivery of this Agreement by the Company, and the consummation and performance of its obligations hereunder (i) do not conflict with, and will not result in a violation of, the Organizational Documents of the Company or any of its Subsidiaries or any resolution adopted by their respective Board of Directors, (ii) subject to obtaining the Consents referred to in Section 2.3(b), do not conflict with, violate, breach or result in a default under (with or without the giving of notice or the lapse of time or both), give rise to a right of termination, cancellation, suspension, modification or acceleration of any obligation or to the loss of any benefit under, any Permit to which the Company or any of its Subsidiaries is a party or by which any of them or their respective properties or assets are bound or result in the creation or imposition of any Liens other than Liens created by or resulting from the actions of Parent, MergerCo or any of its Affiliates, (iii) do not violate any law applicable to the Company or any of its Subsidiaries or (iv) subject to obtaining the Consents referred to in Section 2.3(b), do not contravene, conflict with, or result in a violation of, or give any Governmental Entity the right to challenge the transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under any legal requirement (including any federal, state, local, municipal, foreign, international, multinational, or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute or treaty, or any rule or regulation of any Governmental Entity) or any award, decision, injunction, judgment or order by any Governmental Entity or by any arbitrator to which the Company or any of its Subsidiaries or any of their properties or assets may be subject.  The Company is not a party to any Contract that has not been disclosed on the Disclosure Letter that requires a Consent in connection with the consummation of the transactions contemplated by this Agreement where the failure to obtain such Consent would reasonably be expected to result in a Material Adverse Effect.

(b)                                 Consents.  Except as may be required under the HSR Act or as set forth in Schedule 2.3(b) of the Disclosure Letter, no Consent of or with any court, Governmental Entity is required to be obtained by the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the performance of its obligations hereunder.

2.4                                 Financial Statements.  The Company has made available to Parent complete and correct copies of consolidated statements of operations, changes in stockholders’ equity and cash flows of the Company and its Subsidiaries for the fiscal years ended December 31, 2002, December 31, 2003 and December 31, 2004 and consolidated balance sheets of the Company and its Subsidiaries as at such dates, together with the notes and schedules thereto (the “Annual Financial Statements”), in each case audited by PricewaterhouseCoopers LLP, the Company’s certified public accountants, and complete and correct copies of unaudited consolidated statements of operations, changes in stockholders equity and cash flows of the Company and its Subsidiaries for the nine months ended September 30, 2005 and an unaudited consolidated balance sheet as at such date, together with the notes and schedules thereto (the “September Financial Statements” and together with the Annual Financial Statements, the “Financial Statements”).  The Financial Statements have been prepared in accordance with generally accepted accounting principles as applied in the United States of America (“GAAP”) applied on a consistent basis during the periods involved (except as otherwise noted therein and except that the September Financial Statements are subject to year-end adjustment and do not contain all footnote disclosures required by GAAP) and fairly present in all material respects the consolidated financial position and the consolidated results of operations and cash flows of the Company and its Subsidiaries as at the dates thereof or for the periods presented therein.  The Financial Statements reflect the consistent application of such accounting principles throughout the periods involved.  No financial statements of any Person other than the Company and its Subsidiaries are required by GAAP to be included in the Financial Statements.

2.5                                 Absence of Undisclosed Liabilities.  The Company and its Subsidiaries have not incurred any liabilities or obligations that would be required to be reflected or reserved against in a consolidated balance sheet of the Company and its consolidated Subsidiaries prepared in accordance with GAAP in a manner consistent with the Financial Statements except (i) as reflected in the Financial Statements, (ii) for liabilities and obligations incurred in the ordinary course of business since September 30, 2005, none of which is individually or in the aggregate reasonably likely to be material to the Company and its Subsidiaries, taken as a whole and (iii) the Investor Subordinated Loan Agreement.

2.6                                 Events Subsequent to Latest Financial Statements.  Except as disclosed in Schedule 2.6 of the Disclosure Letter, since December 31, 2004 through the date hereof, other than as expressly required by this Agreement, the Company and its Subsidiaries have conducted their business in the ordinary course, in substantially the same manner in which it has been previously conducted, none of the Company or any of its Subsidiaries has:

(a)                                  amended its Organizational Documents;

(b)                                 purchased, redeemed, retired or otherwise acquired any shares of any of its capital stock;

(c)                                  issued any capital stock or any security convertible into capital stock; granted any registration rights; or declared or paid any dividend or other distribution in respect of shares of its capital stock;

(d)                                 incurred any Debt, other than Debt incurred in the ordinary course of business and Debt incurred pursuant to the Credit Agreement and Subordinated Loan Agreements;

(e)                                  mortgaged, pledged or subjected to any Lien any of its properties or assets, except for Permitted Liens;

(f)                                    except as required by GAAP or required by a change in applicable law, statute, rule or regulation, (i) made any change in its accounting principles or the methods by which such principles are applied for financial accounting purposes or (ii) revalued any of its assets;

(g)                                 entered into any employment, severance, retention or similar Contract with any director, officer or employee;

(h)                                 increased the salaries, bonuses or other compensation of any officer or employee, or increased the benefits under, any Company Benefit Plan, other than (i) in the ordinary course of business, (ii) to comply with applicable law or (iii) as required to do so pursuant to existing contracts or agreements;

(i)                                     granted any stock options or rights to purchase shares of its capital stock (except for routine employee stock option grants in the ordinary course of business consistent with past practice);

(j)                                     accelerated, amended or changed the period of vesting or exercisability of stock options or other rights granted pursuant to Stock Plans;

(k)                                  entered into any agreement with any third party that limits in any manner the territory or scope of activities in which it may engage;

(l)                                     sold, leased or disposed or agreed to sell, lease or dispose of any properties or assets (other than inventory in the ordinary course of business);

(m)                               merged or consolidated with, purchased substantially all of the assets of, or otherwise acquired any business or any Person;

(n)                                 paid, discharged, satisfied, settled or compromised any material case, claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) arising other than in the ordinary course of business, other than the payment, discharge or satisfaction of liabilities specifically reflected or reserved against Financial Statements;

(o)                                 incurred any damage to or destruction or loss of any assets, not covered by insurance, adversely affecting its properties, assets, business, financial condition or prospects;

(p)                                 changed in any material respect its billing and collection practices and procedures;

(q)                                 declared or paid dividends on any of its capital stock except intercompany dividends and distributions in the ordinary course of business consistent with past practice; or

(r)                                    entered into any agreement, whether oral or written, to do any of the foregoing.

2.7                                 Tax Matters

(a)                                  Except as disclosed on Schedule 2.7 of the Disclosure Letter:  (a) the Company and each of its Subsidiaries have timely filed (after taking into account any extensions to file) all Tax Returns required to be filed by them, (b) all such Tax Returns are correct in all material respects and accurately disclose in all material respects all Taxes required to be paid for the periods covered thereby, (c) the Company and each of its Subsidiaries have paid or caused to be paid all Taxes shown as due on such Tax Returns and all Taxes for which no Tax Return was required to be filed, and the Financial Statements reflect an adequate reserve for all Taxes that are payable by the Company and its Subsidiaries and are not yet due for all taxable periods and portions thereof accrued through the date of such Financial Statements, (d) no written agreement or other document extending, or having the effect of extending, the period of assessment or collection of any Taxes payable by the Company or any of its Subsidiaries is in effect, (e) neither the Company nor any of its Subsidiaries is, the beneficiary of any extension of time (other than an automatic extension of time not requiring the consent of the IRS or any other taxing authority) within which to file any Tax Return not previously filed, (f) there are not pending any audits, examinations or other proceedings in respect of Taxes payable by the Company or any of its Subsidiaries, (g) there are no liens for Taxes upon the assets of the Company or any of its Subsidiaries except for liens relating to current Taxes not yet due, (h) all Taxes that the Company or any of its Subsidiaries is required by law to withhold or to collect for payment have been duly withheld and collected, and have been paid or properly set aside in accounts for such purpose, (i) neither the Company nor any of its Subsidiaries has been a member of any group of corporations filing tax returns on a consolidated, combined, unitary or similar basis other than each such group of which it is currently a member, (j) no deduction of any amount that would otherwise be deductible by the Company or any of its Subsidiaries with respect to taxable periods ending on or before the Effective Time could be disallowed under Section 162(m) of the Code, (k) no claim (except a claim that has been withdrawn or otherwise decided in favor of the Company or a Subsidiary as appropriate) has ever been made by a taxing authority in a jurisdiction where the Company or any Subsidiary, respectively, does not file tax returns claiming that the Company or any Subsidiary, respectively, is or may be subject to taxation by such jurisdiction; and (l) none of the Company or any of its Subsidiaries will be required (i) as a result of a change in method of accounting for a taxable period ending on or prior to the Closing Date, to include any adjustment in taxable income for any taxable period (or portion thereof) ending after the Closing Date, (ii) as a result of any “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of state, local or foreign income Tax law), to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, (iii) as a result of any sale reported on the installment method, to include in taxable income any amount from a sale in a taxable period ending on or prior to the Closing Date, or (iv) as a result of any prepaid amount received in a taxable period ending on or prior to the Closing Date, to include in taxable income such amount (or portion thereof) for any taxable period (or portion thereof) ending after the Closing Date.

(b)                                 The Tax Liability Reserve is adequate to pay any and all claims, causes of actions, liabilities and obligations reasonably arising from or relating to the Tax Liabilities, including any costs and expenses reasonably incurred in settling or resolving the Tax Liabilities.

2.8                                 Litigation.  Except as disclosed on Schedule 2.8 of the Disclosure Letter, there is no judicial or administrative action, claim, suit, proceeding or investigation pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, or to which any of their properties or assets are subject, in each case, before any Governmental Entity, that (a) is material, (b) questions the validity of this Agreement or any action taken or to be taken by the Company or any of its Subsidiaries in connection herewith or that may have the effect of preventing, delaying or otherwise interfering with the actions to be taken under this Agreement or (c)  could impair the Company’s or its Subsidiaries’ use of its properties or assets in any material respect.  There is no material order, award, decision, injunction or judgment by any Government Entity (a) to which the Company or any of its Subsidiaries or any of their properties or assets is subject or (b) which prohibits any officer, director or employee from engaging in any conduct, activity or practice relating to the business of the Company or any Subsidiary.

2.9                                 Compliance with Laws; Permits.

(a)                                  Each of the Company and its Subsidiaries is in compliance in all material respects with all federal, state and local laws, statutes, rules, regulations, judgments, orders, decrees, concessions and franchises (“Laws”) applicable to it and to the conduct and operation of its business and the ownership of its properties and assets.  None of the Company or any of its Subsidiaries is in receipt of any written notice of any actual, alleged, possible or potential material violation of, or material noncompliance with, any Law or other governmental authorization or approval applicable to it or to the conduct or operation of its business or the ownership of its properties and assets.

(b)                                 All of the material licenses, permits, approvals and other governmental authorizations necessary to conduct the business of the Company and its Subsidiaries (collectively, the “Permits”) have been duly obtained, are held by the Company or its Subsidiaries and are in full force and effect.  The Company and its Subsidiaries have the Permits set forth on Schedule 2.9 of the Disclosure Letter.  To the Knowledge of the Company, no event has occurred or other fact exists with respect to the Permits that, after notice or lapse of time or both, (i) allows, or would allow, revocation or termination of any of the Permits or would result in any other impairment of the rights of the holder of any of the Permits or (ii) constitutes or results, or may constitute or result, directly or indirectly in a violation or failure to comply with any term of a Permit.

(c)                                  This Section 2.9 does not relate to tax matters, employee benefits matters or environmental matters, which are provided for in Sections 2.7, 2.10 and 2.16, respectively.

2.10                           Employee Benefits.

(a)                                  Company Benefit Plans.  Schedule 2.10(a) of the Disclosure Letter contains a complete and accurate list of each material Plan that is maintained or established by the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries has any liability, and under which any current or former officer, director or employee of the Company or any of its Subsidiaries, or the beneficiaries or dependents of any such person, is or will become eligible to participate or derive a benefit (“Company Benefit Plans”).

(b)                                 Compliance; Liability.  Each Company Benefit Plan has been operated and administered in all material respects accordance with its terms and with applicable law.  All contributions required to have been made by the Company and its Subsidiaries under any Company Benefit Plan, have been made by the due date therefor (including any extensions).  There is no pending or, to the Knowledge of the Company, threatened material legal action, suit or claim relating to the Company Benefit Plans (other than routine claims for benefits).  The Company and its Subsidiaries have engaged in no transaction with respect to any Company Benefit Plan that would reasonably be expected to subject the Company and its Subsidiaries to a material tax or penalty imposed by either section 4975 of the Code or section 502(i) of ERISA.  Neither the Company nor any of its Subsidiaries, nor any other party, is in material breach of any Company Employment Agreement.

(c)                                  Tax Qualification.  Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified in all material respects and its related trust exempt from taxation under section 501(a) of the Code in all material respects, and, nothing has occurred that will adversely affect such qualification or tax-exempt status.

(d)                                 Title IV of ERISA.  Neither the Company nor any ERISA Affiliate has ever maintained, established, sponsored or been liable for any Plan subject to any Title IV of ERISA or Section 302 of ERISA or Section 412 of the Code, and no event, transaction or condition exists that would result in any material liability to the Surviving Corporation or any ERISA Affiliate following the Closing with respect to any such Plans.  No Company Benefit Plan is a “multiemployer plan” as defined in Section 3(37) of ERISA or “multiple employer plan” under Section 4063 of ERISA.  Neither the Company nor any ERISA Affiliate has any past, present or future obligation or liability with respect to any “multiemployer plan” as defined in Section 3(37) or 4001(A)(31) of ERISA or Section 414(f) of the Code or any “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.

(e)                                  Triggering Events.  Except as set forth on Schedule 2.10(e) of the Disclosure Letter, neither the execution of this Agreement nor the performance of the obligations hereunder by the Company or its Subsidiaries shall, either alone or in combination with any other event (such as, without limitation, termination of employment), require a payment or increased payment, or cause the accelerated vesting of a right to a payment or time of payment, under any Company Benefit Plan or under any Company Employment Agreement.  The performance of the obligations hereunder by the Company or its Subsidiaries, either alone or in combination with any other event (including, without limitation, termination of employment) will not result, alone or in combination with any other payment or benefit, in any payment under any Company Benefit Plan, any Company Employment Agreement or any other plan, arrangement or agreement that would constitute an “excess parachute payment” for purposes of Section 280G or 4999 of the Code.

(f)                                    Documents.  With respect to each Company Benefit Plan, the Company has made available to Parent true and complete copies of the following documents, to the extent applicable: (i) the most recent Plan document and all amendments thereto; (ii) the most recent trust instrument and insurance contracts; (iii) the three most recent Forms 5500 filed with the IRS, (iv) the most recent summary plan description; (v) the most recent determination letter issued by the IRS; (vi) written descriptions of all unwritten Plans; (vii) all documents relating to any Plans that have been filed prior to the date hereof with the Internal Revenue Service or the Department of Labor for each of the three most recently completed Plan years; (viii) attorneys’ responses to auditors’ requests for information for each of the three most recently completed Plan years; (ix) all material communications received from or sent to the IRS or the Department of Labor (including a written description of any oral communications);and (x) any and all coverage, discrimination, top-heavy, benefit limits and other testing data, if applicable, for each plan for the three most recently completed Plan years.  The Company has made available to Parent true and complete copies of the Company Employment Agreements.

(g)                                 The Company and its Subsidiaries are in compliance in all material respects with the requirements prescribed by any and all statutes, orders, governmental rules and regulations and other applicable laws applicable to the Company Benefit Plans.

(h)                                 Except as set forth on Schedule 2.10(h) of the Disclosure Letter, other than continuation coverage required by applicable law, the Company and its Subsidiaries have no obligation to any current or retired or former employee, officer or director to provide any medical or life insurance benefits upon retirement or termination of employment under any Company Benefit Plan or Company Employment Agreement or otherwise.

(i)                                     The terms of each Company Benefit Plan permit the Company or its Subsidiaries to amend or terminate such Company Benefit Plan unilaterally at any time and for any reason without penalty or early termination fees other than for (i) the administerial requirement that notice be given to third-party administrators and (ii) the ordinary accrual of benefits through the date of termination.

2.11                           Labor Matters.

(a)                                  No labor strike, material labor dispute, or concerted work stoppage is currently pending or, to the Knowledge of the Company, threatened with respect to any employee of the Company.  The Company is neither party to nor bound by any Contract or other agreement with any labor union representing its employees or collective bargaining agreement and, to the Knowledge of the Company, there are no activities or proceedings of any labor union to organize any such employees.

(b)                                 The Company is in compliance in all material respects with all applicable labor laws in connection with the employment of its employees.  Expect as set forth in Schedule 2.11 of the Disclosure Letter, there are no material actions, suits or proceedings pending against or affecting the Company or its Subsidiaries relating to the alleged violation of any law pertaining to labor relations or employment matters, including any charge or complaint filed by an employee or union with the National Labor Relations Board, the Equal Employment Opportunity Commission, or any comparable Governmental Entity, organizational activity, or other material labor or employment dispute against or affecting the Company or its Subsidiaries.

2.12                           Real Property; Personal Property.

(a)                                  The Company does not own any real property.  Schedule 2.12(a) of the Disclosure Letter lists all items of real property leased by, and other interests in real property owned by, the

Company or its Subsidiaries (the “Leased Real Property”).  The Company and its Subsidiaries have valid leasehold interests in the Leased Real Property listed on Schedule 2.12(a) of the Disclosure Letter, free and clear of all Liens except for Permitted Liens.

(b)                                 The Leased Real Property, together with easements appurtenant thereto, include all of the real property used or held for use in connection with or otherwise required to carry on the business of the Company and its Subsidiaries, as currently conducted.

(c)                                  Schedule 2.12(c) of the Disclosure Letter contains a complete and correct list of all real property leases relating to the Leased Real Property to which the Company or any of its Subsidiaries is a party or is bound (the “Leases”).  The Company has made available to Parent correct and complete copies of the Leases.  Each of the Leases (including any option to purchase contained therein) is in full force and effect and, to the Knowledge of the Company, is enforceable against the landlord which is party thereto in accordance with its terms, and there exists no material breach or default or event of default (or any event that with notice or lapse of time or both would become a breach or default) on the part of the Company or any of its Subsidiaries under any Leases.  Neither the Company nor any of its Subsidiaries has sent or received any written notice of any uncured breach or default under any of the Leases.

(d)                                 The Company and its Subsidiaries have legal and beneficial ownership of all of their respective tangible and intangible personal property and assets (i) included in the Financial Statement for the fiscal year ended December 31, 2004 and (ii) purchased or otherwise acquired by the Company and its Subsidiaries since the date of the Financial Statement for the fiscal year ended December 31, 2004, except for properties and assets disposed of in the ordinary course of business, and in each case free and clear of all Liens other than Permitted Liens, except as otherwise disclosed on Schedule 2.12(d) of the Disclosure Letter.  The Company and its Subsidiaries own or have the right to use all of the properties and assets necessary for the conduct of their business as currently conducted.

(e)                                  The buildings, structures and equipment (including motor vehicles and trucks) owned or operated by the Company or any of its Subsidiaries are structurally sound and in good operating condition and repair in all material respects (subject to normal wear and tear) and are suitable for the purpose for which they are currently used.

(f)                                    To the Knowledge of the Company, all improvements on the Leased Real Property conform to all applicable state and local laws or use restrictions, except as would not, individually or in the aggregate, have a Material Adverse Effect.

(g)                                 Neither the Company nor any Subsidiary has received any written notice of any pending or threatened condemnations, planned public improvements, annexation, special assessments, zoning or subdivision changes, or other adverse claims affecting any of the Leased Real Property, except where such adverse claims would not, individually or in the aggregate, have a Material Adverse Effect.

(h)                                 To the Knowledge of the Company, there is no private restrictive covenant or governmental use restriction (including zoning) on all or any portion of any of the Leased Real Property which prohibits the current use of the Leased Real Property in any material respect.

(i)                                     The Company and its Subsidiaries shall use commercially reasonable efforts to obtain and deliver to Parent at least five business days prior to Closing, a Landlord’s Estoppel Certificate and Consent in a form reasonably acceptable to Parent and the Company from the lessor under each of the Leased Real Properties listed on Schedule 2.12(i) of the Disclosure Letter, provided that neither the Company nor its Subsidiaries shall be required to make any payment to any third party or agree to any concessions in connection therewith.

2.13                           Intellectual Property.

(a)                                  Schedule 2.13(a) of the Disclosure Letter lists all trademarks, service marks, copyrights, patents, and domain names that, as of the date hereof, are registered or issued or subject to an application for registration or issuances (collectively, “Intellectual Property”) that are owned by the Company or any of its Subsidiaries and used in the conduct of the business of the Company or any of its Subsidiaries, as currently conducted (together with material trademarks, trade names, service marks, trade dress and copyrights that are not, as of the date hereof, registered or issued or subject to an application for registration or issuance, “Owned Intellectual Property”).  The Company and its Subsidiaries have taken commercially reasonable steps in accordance with normal industry practice to protect and maintain in force the Owned Intellectual Property and to protect the confidentiality of trade secrets and confidential information used in the operation of the business.  Except for infringements, claims, demands, proceedings and defects in rights that would not, individually or in the aggregate, reasonably be expected to have or result in a Material Adverse Effect, (i) to the Knowledge of the Company, the use of the Owned Intellectual Property by the Company and its Subsidiaries as currently used does not infringe on the Intellectual Property rights of any Person and (ii) there is no claim or demand of any Person pertaining to, or any proceeding that is pending or, to the Knowledge of the Company, threatened that challenges the rights of the Company or any of its Subsidiaries in respect of, any Owned Intellectual Property.

(b)                                 Schedule 2.13(b) of the Disclosure Letter lists all material written licenses and other related contracts or agreements relating to Intellectual Property or trade secrets or confidential information (other than licenses for “off-the-shelf” software and non-exclusive licenses incidental to products and services sold by the Company in the day-to-day operation of its business) to which the Company or any of its Subsidiaries is a party, pursuant to which (i) the Company or such Subsidiary permits any Person to use any of the Owned Intellectual Property or trade secrets or confidential information owned by the Company or such Subsidiary, or (ii) any Person permits the Company or such Subsidiary to use any Intellectual Property or trade secrets or confidential information not owned by the Company or such Subsidiary that are used in the conduct of the business of the Company or any of its Subsidiaries as currently conducted (collectively, the “Licenses”).  The Company has made available to Parent copies of all of the Licenses.  Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any other party thereto, is in default under any License, and each License is in full force and effect as to the Company or Subsidiary thereof party thereto and, to the Knowledge of the Company, as to each other party thereto, except for such defaults and failures to be so in full force and effect as would not, individually or in the aggregate, reasonably be expected to have or result in a Material Adverse Effect.

(c)                                  Schedule 2.13(c) of the Disclosure Letter lists all software or other material that is distributed as “free software,” “open source software” or under a similar licensing or distribution model (including but not limited to the GNU General Public License, GNU Lesser General Public License, Mozilla Public License, BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License, the Sun Industry Standards License and the Apache License) (“Open Source Materials”) currently used by the Company or any of its Subsidiaries in their day to day operations, and describes the manner in which such Open Source Materials are used.  Such description shall include, without limitation, whether and, if so, how the Open Source Materials were modified or distributed by the Company or its Subsidiaries.  Except as set forth on Schedule 2.13(c) of the Disclosure Letter, neither the Company nor any of its Subsidiaries has (a) incorporated Open Source Materials into, or combined Open Source Materials with, any products or Intellectual Property covering products or services sold or licensed to third parties, or used, by the Company or its Subsidiaries in connection with their business, (b) distributed Open Source Materials in conjunction with any products or Intellectual Property covering products or services sold or licensed to third parties, or used, by the Company or its Subsidiaries in connection with their business or (c) used Open Source Materials that create obligations for the Company and its Subsidiaries with respect to any products or Intellectual Property covering products or services sold or licensed to third parties, or used, by the Company or its Subsidiaries in connection with their business or grant to any third party, any rights under Intellectual Property covering products or services sold or licensed to third parties, or used, by the Company or its Subsidiaries in connection with their business.  Except for as set forth on Schedule 2.13(c) of the Disclosure Letter, and to the Knowledge of the Company, no product or Intellectual Property covering products or services sold or licensed to third parties, or used, by the Company or its Subsidiaries in connection with their business is subject to the terms of license of any such Open Source Materials.

(d)                                 The Company has adopted policies and procedures to control the use of (i) computer software used by the Company and its Subsidiaries in providing its services, but excluding office software (e.g., Microsoft Word) (“Computer Programs”), including without limitation object code and source code portions thereof available for download on the Internet; and (ii) any other Computer Programs not introduced into the Company’s or its Subsidiaries’ development environment through a formal procurement process or pursuant to a license agreement establishing the Company’s and its Subsidiaries’ rights and obligations with respect to Computer Programs.

2.14                           Contracts.

(a)                                  Schedule 2.14 of the Disclosure Letter lists all Material Contracts.  The term “Material Contracts” means all of the following types of Contracts to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets is bound (other than Organizational Documents of any of the Subsidiaries, agreements related to employee benefits, agreements related to labor matters, real property leases and agreements related to intellectual property, the last four of which are provided for in Sections 2.10, 2.11, 2.12, and 2.13, respectively), and each amendment, supplement and modification thereto:

(i)                                     any agreement to which the Company or any of its Subsidiaries is a party or by which it is bound that involves the grant of rights to manufacture, produce, assemble, license, market or sell its products to any other Person of an amount or value in excess of $100,000;

(ii)                                  any agreement to which the Company or any of its Subsidiaries is a party or by which it or any of its properties or assets is bound that involves performance of services or delivery of goods or materials by the Company or any of its Subsidiaries or to the Company or any of its Subsidiaries in an amount or value in excess of $100,000;

(iii)                               mortgages, indentures, loan or credit agreements, security agreements, guaranties and other agreements and instruments relating to the borrowing of money or extension of credit;

(iv)                              joint venture and limited partnership agreements (other than limited partnerships of which the Company owns 100% of the partnership interests);

(v)                                 any agreement providing for material payments to or by any Person based on sales, purchases, or profits, other than direct payments for goods and other than commission arrangements with employees of the Company or any of its Subsidiaries entered into in the ordinary course of business;

(vi)                              any agreement containing a noncompetition provision or covenant that in any way purports to restrict the business activity of the Company or any of its Subsidiaries or limit the freedom of the Company or any of its Subsidiaries to engage in any line of business or to compete with any Person;

(vii)                           stock purchase agreements, asset purchase agreements and other acquisition or divestiture agreements relating to the acquisition, lease or disposition by the Company or its Subsidiaries of assets and properties (other than in the ordinary course of business) or any capital stock or other equity interest of the Company or its Subsidiaries, in each case which was entered into by the Company or its Subsidiaries after December 31, 2002 or under which the Company or its Subsidiaries has any executory indemnification obligations;

(viii)                        stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or to which the Company or any of its Subsidiaries is bound relating to the voting, purchase, redemption or other acquisition of any shares of the capital stock of the Company or any of its Subsidiaries; and

(ix)                                any agreement to which the Company or any of its Subsidiaries is a party or by which it or any of its properties or assets is bound that was not entered into in the ordinary course of business and involves aggregate payments in excess of $100,000.

(b)                                 The Company has made available to Parent copies of all of the Material Contracts.  Each such Material Contract is a valid and binding agreement of the Company or one of its Subsidiaries, is in full force and effect.

(c)                                  Except as disclosed in Schedule 2.14 of the Disclosure Letter:

(i)                                     there exists no breach or default or event of default (or any event that with notice or lapse of time or both would become a breach or default) on the part of the Company or any of its Subsidiaries under any Material Contract and each Material Contract is enforceable against the parties thereto in accordance with its terms;

(ii)                                  neither the Company nor any of its Subsidiaries has given to or received from any other Person, at any time since January 1, 2005, any written notice regarding any actual, alleged, possible or potential violation or breach of, or default under, any Material Contract; and

(iii)                               there are no pending renegotiations of current or completed Material Contracts with any Person and no such Person has made written demand for such renegotiation.

2.15                           Insurance.

(a)                                  Schedule 2.15 of the Disclosure Letter lists all of the policies of insurance currently maintained by the Company.  Each such policy is in full force and effect.  With respect to each such policy:  (i) all policy premiums due and payable with respect to all periods specified in Schedule 2.15 of the Disclosure Letter have either been paid or adequate provisions for the payment by the Company or its Subsidiaries thereof has been made and the Company and its Subsidiaries are otherwise in compliance with the terms of such policies; (ii) neither the Company nor any of its Subsidiaries has received any written notice of any material increase of premiums with respect to, or termination, cancellation or non-renewal of, any of such insurance policies; and (iii) there are no material claims by the Company or its Subsidiaries under any of such policies relating to the business, assets or properties of the Company or its Subsidiaries as to which any insurance company is denying or disputing liability or defending under a reservation of rights or similar clause other than a general reservation of rights.

(b)                                 The Company and its Subsidiaries have and at all times since December 21, 2004 had in effect insurance coverage with reputable insurers that, in respect of amounts, premiums, types and risks insured, the Company believes to constitute reasonable coverage against all risks customarily insured against by corporations comparable in size and operations to the Company and its Subsidiaries.

2.16                           Environmental Matters.  Except as would not, individually or in the aggregate, reasonably be expected to have or result in a Material Adverse Effect:

(a)                                  the Company and its Subsidiaries are operating, and have at all times operated, their businesses in compliance in all material respects with all applicable Environmental Laws;

(b)                                 the Company and its Subsidiaries have obtained, and are in compliance in all material respects with, all permits and authorizations required under applicable Environmental Laws;

(c)                                  neither the Company nor any of its Subsidiaries has received from any Governmental Entity any written notice of violation, alleged violation, non-compliance, liability or potential liability regarding compliance with applicable Environmental Laws, other than matters that been resolved an are no longer outstanding;

(d)                                 no judicial proceeding or governmental or administrative action is pending under any applicable Environmental Law pursuant to which the Company or any of its Subsidiaries is named as a party;

(e)                                  neither the Company nor any of its Subsidiaries has entered into any agreement with any Governmental Entity pursuant to which the Company or any of its Subsidiaries has any continuing obligations with respect to the remediation of any condition resulting from the release or threatened release of Hazardous Substances; and

(f)                                    to the Knowledge of the Company, no Hazardous Substances are presently being spilled, released or discharged by the Company in buildings or the soil, sub-surface strata, air, water or ground water under or upon any plant, facility, site, area or property currently leased by the Company or any of its Subsidiaries or on which the Company or any of its Subsidiaries is conducting its business or operations.

Notwithstanding any of the representations and warranties contained elsewhere in this Agreement, environmental matters shall be governed exclusively by this Section 2.16.

2.17                           Accounts Receivable.  All accounts receivable of the Company and its Subsidiaries that are reflected in the September Financial Statements or will be reflected on the accounting records of the Company and its Subsidiaries as of the Closing Date (collectively, the “Accounts Receivable”) represent or will represent valid contractual obligations arising from sales actually made or services actually performed in the ordinary course of business.  To the Knowledge of the Company, the reserves shown (i) in the September Financial Statements or (ii) on the accounting records of the Company and its Subsidiaries as of the Closing Date are or will be, as the case may be, calculated consistent with past practice and in accordance with GAAP.  Schedule 2.17 of the Disclosure Letter contains a complete and accurate list of all accounts receivable as of the date of the September Financial Statements and sets forth the aging of such Accounts Receivable.

2.18                           Employees; Company Employment Agreements.

(a)                                  Schedule 2.18(a) of the Disclosure Letter contains a list of (i) all employment, severance and retention agreements to employ or terminate present or former directors, executive officers or other employees and personnel of the Company or its Subsidiaries (“Company Employment Agreements”); (ii) the Company Employment Agreements that will result in payment by, or the creation of any liability to pay on behalf of the Company or its Subsidiaries, any severance, termination or any other form of payment to any present or former employee following termination of employment or otherwise as a result of the consummation of the transactions contemplated by this Agreement; and (iii) any contracts, commitments or other obligations that provide for the indemnification or holding harmless of any present or former officers, directors, employees, consultants or independent contractors.

(b)                                 The Company has made available to Parent the following information for each full-time, part-time or temporary salaried employee or director of the Company and its Subsidiaries, including each such employee on leave of absence or layoff status:  name; job title; current employment status; immigration status and current compensation.

(c)                                  Except as disclosed in Schedule 2.18(c) of the Disclosure Letter, each current and former employee of the Company and its Subsidiaries has signed the Company’s standard confidentiality, noncompetition and proprietary rights agreement.  The Company has delivered copies of all such agreements to Parent.

2.19                           Books and Records.  The stock record books and minute book of the Company and its Subsidiaries which have been made available to Parent are complete and correct in all material respects.

2.20                           Affiliate Transactions.  Except as disclosed on Schedule 2.20 of the Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any agreement with any Affiliate or any stockholder of the Company.

2.21                           Relationships With Related Persons.  Except as disclosed in Schedule 2.21 of the Disclosure Letter, neither the Company nor any of its Subsidiaries is indebted for borrowed amounts to any director, officer, employee or agent of the Company or an of its Subsidiaries (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses), and no such person is indebted for borrowed amounts to the Company or its Subsidiaries.

2.22                           Brokers.  Except as set forth in Schedule 2.22 of the Disclosure Letter, all negotiations relating to this Agreement and the transactions contemplated hereby have been carried out without the intervention of any Person acting on behalf of the Company in such manner as to give rise to any valid claim against Parent, MergerCo or the Surviving Corporation for any brokerage or finder’s commission, fee or similar compensation.  Schedule 2.22 of the Disclosure Letter includes a complete and current copy of all such agreements.

2.23                           Customer and Supplier Relations.  Since September 30, 2005, no customer of the Company or its Subsidiaries has canceled or terminated or, to the Knowledge of the Company, has threatened to cancel or otherwise terminate its Contract prior to the date of expiration thereof, which termination or alteration would have a material adverse effect on the Company and its Subsidiaries, taken as a whole..  Since September 30, 2005, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any notice that any customer or supplier intends to terminate or materially alter its business relations with either the Company or any of its Subsidiaries, which termination or alteration would have a material adverse effect on the Company and its Subsidiaries, taken as a whole.

2.24                           Ethical Practices.   The Company and its Subsidiaries are in compliance with the Foreign Corrupt Practices Act (15 U.S.C. §§ 78dd-1, -1 and -3).  Neither the Company nor any of its Subsidiaries or, to the Knowledge of the Company, any representative thereof has offered or given, and, to the Knowledge of the Company, no Person has offered or given on their behalf, anything of value to:  (a) any foreign official, foreign political party or party official thereof or any candidate for political office; or (b) any Person, while knowing that all or a portion of such thing of value will be offered, given, or promised, directly or indirectly, to any foreign official, foreign political party or party official thereof, or to any candidate for foreign political office for the purpose of the following:  (i) influencing any act or decision of such foreign official, political party, party official, or candidate to do any act in violation of the lawful duty of such foreign official, political party, party official, or candidate, or securing any improper advantage or (ii) inducing such foreign official, instrumentality thereof to affect or influence any act or decision of such government or instrumentality, in order to assist the Company or any of its Subsidiaries in obtaining or retaining business for or with, or directing business to, any Person.

2.25                           Vote Required.   The Requisite Consent of Stockholders is the only vote or approval of the holders of any class or series of capital stock of the Company necessary to approve and adopt this Agreement and the transactions contemplated hereby.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF
PARENT AND MERGERCO

Parent and MergerCo, jointly and severally, represent and warrant to the Company as follows:

3.1                                 Corporate Status.  Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.  MergerCo is a corporation duly incorporated, validly existing and in good standing under the laws of the state of Delaware.

3.2                                 Authorization, etc.  Each of Parent and MergerCo has full power and authority to enter into this Agreement and the other documents to be executed and delivered by Parent and MergerCo as set forth herein (the “Parent Closing Documents”), to perform their obligations hereunder and to consummate the transactions contemplated by this Agreement.  The execution, delivery and performance by Parent and MergerCo of this Agreement and the Parent Closing Documents have been duly authorized by the board of directors of each of Parent and MergerCo and by Parent as sole stockholder of MergerCo, which constitutes all requisite corporate authorization on the part of each Parent and MergerCo for such action.  This Agreement has been duly executed and delivered by each of Parent and MergerCo and constitutes the valid and binding obligation of each of Parent and MergerCo, enforceable against each of Parent and MergerCo in accordance with its terms, except as limited by laws affecting the enforcement of creditors’ rights generally or by general equitable principles.  Upon the execution and delivery by Parent and MergerCo of the Parent Closing Documents, the Parent Closing Documents will constitute the valid and binding obligation of Parent and MergerCo, as applicable, enforceable against Parent and MergerCo, as applicable, in accordance with their respective terms, except as limited by laws affecting the enforcement of creditors’ rights generally or by general equitable principles.

3.3                                 Capitalization.  As of September 30, 2005, the authorized capital stock of Parent consists of (a) 300,000,000 shares of common stock, par value $0.01 per share (“Parent Common Stock”), of which there were 130,846,000 shares issued and outstanding, and (b) 100,000,000 shares of preferred stock, par value $0.01 per share, none of which were issued and outstanding.  The authorized capital stock of MergerCo consists of 1,000 shares of MergerCo Common Stock, 1,000 of which are issued and outstanding and owned by Parent.  All issued and outstanding shares of Parent Common Stock and MergerCo Common Stock are, and the shares of Parent Common Stock to be issued and delivered in the Merger pursuant to Article I shall be, at the time of issuance and delivery, duly authorized and fully paid and nonassessable

3.4                                 No Conflicts; Consents.

(a)                                  The execution and delivery of this Agreement by each of Parent and MergerCo and the consummation and performance of its obligations hereunder (i) do not conflict with, and will not result in a violation of, the Organizational Documents of Parent or MergerCo or any resolution adopted by their respective Board of Directors, (ii) subject to obtaining the Consents referred to in Section 3.4(b), do not conflict with, violate, breach or result in a default under (with or without the giving of notice or the lapse of time or both), give rise to a right of termination, cancellation, modification or acceleration of any obligation or to the loss of any benefit under, any Contract to which Parent or MergerCo is a party or by which any of them or their respective properties or assets are bound or result in the creation or imposition of any Liens, or (iii) do not violate any law applicable to Parent or MergerCo or any of Parent’s Affiliates, except in the case of clauses (ii) or (iii) for such conflicts, violations, breaches, defaults, terminations, cancellations, modifications, accelerations, losses of benefits and Liens that would not, individually or in the aggregate, reasonably be expected to materially impair the ability of Parent or MergerCo to perform its obligations hereunder.

(b)                                 Except as required under the HSR Act, no Consent of or with any court, Governmental Entity or third Person, is required to be obtained by Parent or MergerCo in connection with the execution and delivery of this Agreement or the performance of its obligations hereunder, except where the failure to do so would not, individually or in the aggregate, reasonably be expected to materially impair the ability of Parent or MergerCo to perform its obligations hereunder.

3.5                                 Litigation.  There is no judicial or administrative action, claim, suit, proceeding or investigation pending or, to the knowledge of Parent or MergerCo, threatened against Parent or MergerCo, in each case before any Governmental Entity, that questions the validity of this Agreement or any action taken or to be taken by Parent or MergerCo in connection herewith or that may have the effect of preventing, delaying or otherwise interfering with the actions to be taken under this Agreement.

3.6                                 Financial Ability to Perform.  Parent has currently available cash funds sufficient for Parent and MergerCo to perform each of their respective obligations hereunder, and has provided evidence thereof to the reasonable satisfaction of the Company.

3.7                                 Brokers.  All negotiations relating to this Agreement and the transactions contemplated hereby have been carried out without the intervention of any Person acting on behalf of Parent or MergerCo in such manner as to give rise to any valid claim against Parent, MergerCo or the Company for any brokerage or finder’s commission, fee or similar compensation, except for Credit Suisse First Boston whose fees in respect hereof shall be paid by Parent.

3.8                                 Formation of MergerCo; No Prior Activities.  MergerCo was formed solely for the purpose of engaging in the transactions contemplated by this Agreement.  As of the date hereof and the Closing Date, except for (i) obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement and (ii) this Agreement and any other agreements or arrangements contemplated by this Agreement or in furtherance of the transactions contemplated hereby, MergerCo has not incurred, directly or indirectly, through any Subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

3.9                                 Form S-4.  None of the information supplied or to be supplied by Parent or MergerCo for inclusion or incorporation by reference in the Form S-4 filed by Parent in connection with the Merger, at the time such document is filed with the SEC, or at the time it becomes effective under the Securities Act will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by Parent with respect to information supplied by the Company or its Subsidiaries for inclusion in any such documents. The Form S-4 shall comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable.

3.10                           SEC Filings; Financial Statements.

(a)                                  Parent has filed or otherwise transmitted all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by it with the SEC since December 31, 2004 (all such forms, reports, statements, certificates and other documents filed by the Parent with the SEC, collectively, the “Parent SEC Reports”).  As of their respective dates, each of the Parent SEC Reports, as amended, complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder, each as in effect on the date so filed and with then applicable accounting standards. As of their respective dates, the Parent SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Parent SEC Reports included all certificates required to be included therein pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”). There are no outstanding comments from the SEC with respect to any of the Parent SEC Reports.

(b)                                 Each of the consolidated financial statements of the Parent and its Subsidiaries (including the related notes and schedules) included in the Parent SEC Reports have been prepared in accordance with GAAP principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto). Each of the consolidated balance sheets of the Parent and its Subsidiaries included in the Parent SEC Reports (including the related notes and schedules) fairly presents, in all material respects, the consolidated financial position of the Parent and its Subsidiaries at the respective dates thereof and each of the related consolidated statements of operations, cash flows and changes in stockholders’ equity included in the Parent SEC Reports (including any related notes and schedules) fairly presents, in all material respects, the results of operations and cash flows of the Parent and its Subsidiaries for the periods indicated (subject, in the case of unaudited statements, to normal period-end adjustments).  Each of the consolidated financial statements of the Parent and its Subsidiaries reflect the consistent application of such accounting principles throughout the periods involved.

(c)                                  Parent is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and with the applicable listing and other rules and regulations of the Nasdaq National Market and has not received any notice from the Nasdaq National Market asserting any non-compliance with such rules and regulations.

3.11                           Absence of Undisclosed Liabilities.  Except (i) as reflected in the consolidated financial statements of Parent and its Subsidiaries included in the Parent SEC Reports and (ii) for liabilities and obligations incurred in the ordinary course of business since September 30, 2005, none of which is individually or in the aggregate reasonably likely to be material to Parent and any of its Subsidiaries, taken as a whole, Parent and its Subsidiaries have not incurred any liabilities or obligations that would be required to be reflected or reserved against in a consolidated balance sheet of the Parent and its Subsidiaries prepared in accordance with GAAP in a manner consistent with the consolidated financial statements of Parent and its Subsidiaries included in the Parent SEC Reports.

3.12                           Compliance with Laws.  Each of the Parent and its Subsidiaries is in compliance in all material respects with all Laws applicable to it and to the conduct and operation of its business and the ownership of its properties and assets.  None of the Parent or any of its Subsidiaries is in receipt of any written notice of any actual, alleged, possible or potential material violation of, or material noncompliance with, any Law or other governmental authorization or approval applicable to it or to the conduct or operation of its business or the ownership of its properties and assets.

3.13                           Parent Common Stock.  The shares of Parent Common Stock to be issued in connection with this Agreement have been duly authorized and, when issued at Closing, will be validly issued, fully paid and nonassessable.

ARTICLE IV

COVENANTS

4.1           Conduct of the Company and its Subsidiaries.  Except as set forth in Schedule 4.1 of the Disclosure Letter, from the date hereof to the Closing, except (i) for entering into and performing this Agreement, (ii) for performance of its obligations hereunder, (iii) as required by this Agreement, (iv) to the extent required by applicable law, statute, rule or regulation, provided that prior written notice is given to Parent or (v) as otherwise consented to by Parent in writing, such consent not to be unreasonably withheld or delayed, the Company shall, and shall cause each of its Subsidiaries to, as applicable (i) conduct its business in the ordinary course in substantially the same manner in which it is conducted as of the date hereof, to the extent consistent with such business, (ii) use its reasonable best efforts to preserve intact its present business organization and to preserve its relationships with employees, customers, suppliers, creditors, landlords and others having business dealings with it, (iii) use its reasonable best efforts to keep available the services of its current officers, employees and agents, (iv) not take or agree to take any intentional action which would reasonably be expected to prevent or materially impair or delay the ability of the Company and its Subsidiaries to consummate the Merger or any action which would result in the failure of the condition set forth in Section 5.3(a) to be satisfied and (v) periodically report and confer with Parent concerning the status of the Company’s and its Subsidiaries’ businesses.

4.2           Satisfaction of Closing Conditions.

(a)           Subject to the terms and conditions of this Agreement, each of Parent, MergerCo and the Company shall use its reasonable best efforts to cause the Closing to occur, including, without limitation, (i) taking such actions as are contemplated by Section 4.2(b) and (ii) defending against any suits, actions or proceedings, judicial or administrative, challenging the validity or legality of this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any temporary restraining order, preliminary injunction or other legal restraint or prohibition entered or imposed by any court or other Governmental Entity and that is not yet final and non-appealable to be vacated or reversed; provided that none of Parent, MergerCo, the Company nor any of their Affiliates shall be required to make any material monetary expenditure, commence or be a plaintiff in any litigation or other proceeding or offer or grant any material accommodation (financial or otherwise) to any Person.

(b)           Each of the Company, Parent and MergerCo shall file as promptly as practicable with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”), in each case pursuant to the HSR Act:  (i) the notification and report form, if any, required for the transactions contemplated hereby, which form shall be filed not later than ten Business Days following the execution and delivery of this Agreement, and (ii) any supplemental information requested in connection therewith, which information shall be filed promptly following the request therefor during the initial waiting period.  Any such notification and report form and supplemental information shall be in substantial compliance with the requirements of the HSR Act.

(c)           The Company, on the one hand, and Parent and MergerCo, on the other hand, shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of the notices referred to in Section 1.10(a) and any filing that is necessary under the HSR Act or any other law.  The Company, on the one hand, and Parent and MergerCo, on the other hand, shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, the FTC and the DOJ and any other Governmental Entity and shall comply promptly with any such inquiry or request.  Subject to Section 4.2(a), each of the Company, Parent and MergerCo shall use reasonable best efforts to obtain any clearance required under the HSR Act or any other consent, approval or authorization of any Governmental Entity necessary for the Merger.  For purposes of this Section 4.2(c), the reasonable best efforts” of Parent shall include Parent’s agreement to hold separate and divest any business or assets of the Surviving Corporation and its Subsidiaries or of Parent or any of its Subsidiaries.

(d)           The Company shall use its commercially reasonable best efforts to obtain the consents, if requested by the Parent, under the agreements set forth in Schedule 4.2(d) of the Disclosure Letter provided that neither the Company nor its Subsidiaries shall be required to make any payment to any third party or agree to any concessions in connection therewith.  Such consents, if sought, shall be sought in a form reasonably acceptable to Parent.

4.3           Access and Information.  Prior to the Closing, and subject to the restrictions set forth in the Mutual Non-Disclosure Agreement dated April 27, 2005, between Parent and the Company (the “Confidentiality Agreement”), the Company and each of its Subsidiaries shall, and shall cause their directors, officers, and employees to, permit Parent and its representatives, including its directors, officers, employees, agents, and legal counsel, accountants and advisors, after the date of execution of this Agreement to have reasonable access at reasonable times to the personnel, properties, customers, books and records, and other documents and data of the Company and its Subsidiaries, other than any personnel information protected by applicable privacy laws, and shall furnish promptly such information and documents and financial and operating data relating to the Company and its Subsidiaries as Parent or its representatives may reasonably request.  All information provided or obtained pursuant to the foregoing shall be held by Parent in accordance with and subject to the terms of the Confidentiality Agreement.

4.4           Contact with Customers, Suppliers, etc.  From the date of execution of this Agreement, Parent and MergerCo (and all of the agents and Affiliates thereof and any employees, directors and officers thereof) may contact and communicate with the employees, customers or suppliers of the Company and its Subsidiaries in connection with the transactions contemplated hereby only with the prior written consent of the Company, which consent may not be unreasonably withheld but may be conditioned upon an officer of the Company being present at any such meeting or conference.  The officers of the Company shall make themselves reasonably available if consent is conditioned upon an officer of the Company being present.

4.5           Publicity.  Except as required by applicable law, Parent and MergerCo shall not, directly or indirectly, make or cause to be made any public announcement or issue any notice in respect of this Agreement or the transactions contemplated hereby without the prior written consent of the Company (which consent shall not be unreasonably withheld or delayed), and the Company shall not, directly or indirectly, make or cause to be made any such public announcement or issue any notice without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed).  The Company and Parent shall consult with each other prior to issuing, or, in the case of Parent, permitting MergerCo to issue, any press releases or otherwise making public statements with respect to the transactions contemplated hereby and prior to making any filings with any Governmental Entity or with any national securities exchange with respect thereto.  Notwithstanding anything to the contrary contained in this Section 4.5, either party may respond to questions from customers, suppliers, employees or stockholders or inquiries from financial analysts and media representatives which response is consistent and no more expansive than then-existing public disclosures.

4.6           Employee Matters.

(a)           Following the Effective Date, Parent shall arrange for Company employees to, at Parent’s election, (i) continue in the Company’s employee benefit plans or (ii) participate in Parent’s employee benefit plans, which as of the Closing Date will have terms in the aggregate equal to or more favorable to the employees than the terms currently offered under the applicable Company employee benefit plan. Parent evaluates the terms and conditions of its employee benefit plans at least annually and each Company employee covered by either Parent’s or Company’s employee benefit plans shall be entitled to participate in the plans offered by Parent thereafter pursuant to their respective terms.  Parent shall cause each employee benefit plan (including, but not limited to, each severance plan or arrangement, but excluding Company Options, Stock Plans and all related equity ownership matters) maintained or contributed to by Parent or any of its Subsidiaries and in which a Company employee participates or will participate to recognize all service of such employee with the Company or any of its Subsidiaries for purposes of eligibility and vesting, benefit accrual and determination of the level of benefits and, if applicable, to waive any exclusions for preexisting conditions.

(b)           At the Closing, Parent shall issue the awards set forth in this Section 4.6(b) to the officers and employees of the Company identified on Schedule 4.6(b) of the Disclosure Letter.  The awards will be allocated as set forth on Schedule 4.6(b) of the Disclosure Letter and will be comprised of the following, in the aggregate:

(i)            the right to receive $1,000,000 in cash, to be paid by Parent six (6) months following the Closing;

(ii)           295,000 restricted stock units of Parent Common Stock, to vest one third (1/3) per year over a three (3) year period; and

(iii)          657,000 options to acquire Parent Common Stock granted under the Stock Plans, to vest 25% after twelve (12) months, and then 6.25% each quarter thereafter.

4.7           Transfer Taxes.  Parent shall be liable for all sales, use, transfer, stamp, duties, gains, recording and other similar Taxes arising from the transactions contemplated by this Agreement.  Parent shall file all Tax Returns relating to such Taxes.

4.8           Indemnification of Directors and Officers.

(a)           From and after the Closing Date, Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, to the fullest extent permitted under applicable law and their respective Organizational Documents as in effect on the date hereof, to maintain their existing indemnification provisions with respect to, and indemnify and hold harmless, each present and former director and officer of the Company and its Subsidiaries (collectively, the “D&O Indemnified Parties”) against any and all costs or expenses (including reasonable travel expenses and reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in defense or settlement or otherwise in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to any facts or events existing or occurring at or prior to the Closing Date for a period of six years after the Closing Date; provided that if any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims.  Parent shall, or shall cause the Surviving Corporation to, advance expenses to an Indemnified Party, as incurred, to the fullest extent permitted under applicable law; provided that the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is determined by a court of competent jurisdiction in a final non –appealable order or decree that such Indemnified Party is not entitled to indemnification.  In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Closing Date), (i) the D&O Indemnified Parties shall promptly notify Parent and the Surviving Corporation thereof, (ii) any counsel retained by the D&O Indemnified Parties for any period after the Closing Date shall be subject to the consent of Parent and the Surviving Corporation (which consent shall not be unreasonably withheld), (iii) none of Parent and the Surviving Corporation shall be obligated to pay for more than one firm of counsel for all D&O Indemnified Parties, except to the extent that (x) an Indemnified Party has been advised by counsel that there are conflicting interests between it and any other Indemnified Party or (y) local counsel, in addition to such other counsel, is required to effectively defend against such action or proceedings, and (iv) none of Parent and the Surviving Corporation shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld).  None of Parent and the Surviving Corporation shall have any obligation hereunder to any Indemnified Party when and if it shall be determined by a court of competent jurisdiction in a final non-appealable order or decree that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law.

(b)           Prior to the Effective Time, Parent shall cause to be purchased, or at its election allow the Company and its Subsidiaries to purchase, a “tail” or extended reporting period endorsement directors’ and officers’ liability insurance policy in form and substance reasonably satisfactory to the Company (covering a period of six (6) years after the Effective Time and of at least the same coverage and amounts and containing terms and conditions which are, in the aggregate, no less advantageous to the insured than the Company’s and its Subsidiaries’ existing directors’ and officers’ liability insurance policy), with respect to claims arising from or related to facts or events that occurred at or prior to the Effective Time for those persons who are currently covered by such policy; provided, however, that the aggregate premium for insurance under this Section 4.8 shall not be in excess of $85,000 net of any refund or credit for the remaining term of the existing policy and if such premium for such insurance exceeds that amount, then Parent shall cause to be purchased insurance policies that provide the maximum coverage available at that amount.

4.9           Notification.  Between the date of this Agreement and the Closing Date, the Company shall notify Parent in writing as promptly as practicable of (a) the occurrence, or nonoccurrence, of any event which would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate and (b) any failure by the Company to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 4.8 shall not limit or otherwise affect the remedies available hereunder to Parent.

4.10         Negative Covenants.

(a)           Except (i) for entering into and performing this Agreement, (ii) for performance of its obligations hereunder, (iii) as required by this Agreement, (iv) to the extent required by applicable law, statute, rule or regulation, provided that prior written notice is given to Parent or (v) as otherwise consented to by Parent in writing, between the date of this Agreement and the Closing Date, the Company will not, take any action that would result in the following:

(i)            a dividend to the holders of the Company’s capital stock, or issuance of additional shares of the Company’s capital stock except as may be required by the Company under the terms of options granted pursuant to the Stock Plans;

(ii)           a change in the Company’s authorized or issued capital stock; the grant of any stock option or right to purchase shares of capital stock of the Company; issuance of any security convertible into such capital stock; the grant of any registration rights; purchase, redemption, retirement, or other acquisition by the Company of any shares of any such capital stock; or the declaration or payment of any dividend or other distribution or payment in respect of shares of capital stock;

(iii)          the creation, assumption or incurrence of any Debt other than (x) Approved Debt or (y) Debt of less than $2 million in the aggregate as long as the terms thereof are reviewed with Parent prior to the incurrence of such Debt;

(iv)          an amendment to the Company’s Organizational Documents;

(v)           the authorization or incurrence of any capital expenditure or expenditures other than capital expenditures not to exceed an aggregate of $100,000 per month (except capital expenditures and items capitalized in conjunction with Staff Accounting Bulletin 101);

(vi)          a payment or increase of any bonuses, salaries, or other compensation to any stockholder, director, officer or employee of the Company or any of its Subsidiaries (except in the ordinary course of business or as required by the Contracts identified on Schedules 2.10(a) and/or 2.18(a) of the Disclosure Letter);

(vii)         the increase in the payments to or benefits under any Company Benefit Plan with respect any participant in such plan (except in the ordinary course of business or as required by the Contracts identified on Schedules 2.10(a) and/or 2.18(a) of the Disclosure Letter);

(viii)        the entry into, termination of, or receipt of notice of termination of any material Contract or Permit (except in the ordinary course of business);

(ix)           the transfer or license to any Person or entity of any rights to the Company’s and its Subsidiaries’ Owned Intellectual Property (except for non-exclusive licenses incidental to products and services sold by the Company in the day-to-day operation of its business);

(x)            the sale (other than sales in the ordinary course of business), lease or other disposition of any asset or property of the Company or any of its Subsidiaries or mortgage, pledge or imposition of any lien or other encumbrance on any asset or property of the Company or any of its Subsidiaries;

(xi)           the cancellation or waiver of any claims or rights (except in the ordinary course of business);

(xii)          a change in the accounting methods used by the Company, except as required by GAAP;

(xiii)         a change in the billing and collection practices and procedures of the Company or any of its Subsidiaries;

(xiv)        an action to accelerate, amend or change the period of vesting or exercisability of stock options or other rights granted pursuant to the Stock Plans or any Company Benefit Plan, except accelerated vesting pursuant to agreements listed on Schedule 2.10(a) of the Disclosure Letter;

(xv)         a payment, discharge, satisfaction, settlement or compromise of any case, claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) arising other than in the ordinary course of business of the Company and its Subsidiaries, other than the payment, discharge or satisfaction of liabilities (x) specifically reflected or reserved against in the Financial Statements or (y) pursuant to the Investor Subordinated Loan Agreement or any Excess Debt;

(xvi)        a revaluation of any of the Company’s or its Subsidiaries’ assets, except as required by GAAP;

(xvii)       the execution of an agreement with any third party that limits in any manner the territory or scope of activities in which the Company or any of its Subsidiaries may engage; or

(xviii)      the execution of or entry into an agreement (whether written or oral)  by the Company to do any of the foregoing.

(b)           Neither the Company nor any of its Subsidiaries shall amend or establish any new Company Benefit Plan or Company Employment Agreement other than (i) as may be required by law, (ii) to satisfy such plans and arrangements existing on the date hereof and set forth on the Disclosure Letter, (iii) to renew any such insurance or service contracts relating to any Company Benefit Plans if such renewal comes due in the ordinary course, or (iv) as otherwise contemplated in this Agreement.

4.11         Director Resignations.  The Company shall cause to be delivered to Parent resignations of all the directors of the Company and each of its Subsidiaries to be effective upon the Effective Time.

4.12         Indebtedness of Related Persons.  Except as expressly provided in this Agreement, the Company will cause all indebtedness owed (i) to any person who is employed by, or serves on the Board of Directors of the Company or any of its Subsidiaries (each, a “Related Person”), or (ii) to the Company or its Subsidiaries by any Related Person as set forth on Schedule 2.21 of the Disclosure Letter to be paid in full prior to or simultaneously with the Closing.

4.13         Form S-4.

(a)           As soon as practicable after the date hereof, Parent and MergerCo, with the cooperation of the Company, shall prepare and file a Registration Statement on Form S-4 (the “Form S-4”) with the SEC under the Securities Act with respect to the Parent Common Stock issuable in the Merger, and shall use their reasonable best efforts to respond to any comments of the SEC or its staff and to cause the Form S-4 to be cleared by the SEC as promptly as practicable.  Parent, MergerCo and the Company shall cooperate with each other in the preparation of the Form S-4 and shall notify each other of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Form S-4 for additional information and shall supply each other reasonably promptly with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Form S-4.  The parties shall give each other an opportunity to review the Form S-4 prior to its being filed with the SEC and shall give each other and their respective counsels the opportunity to review all amendments and supplements to the Form S-4 and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC.  Each of MergerCo and Parent agrees to use its reasonable best efforts, after consultation with the other parties hereto, to respond promptly to all such comments of and requests by the SEC.

(b)           In connection with the preparation and filing of the Form S-4, the Company shall provide such financial statements as may be required to be filed in the Form S-4.

(c)           In addition to the foregoing, if reasonably required by the Representative, Parent shall prepare and file prior to Closing a Shelf Registration Statement on Form S-3 to register for resale the Parent Common Stock to be issued in the Merger and shall use its reasonable best efforts to cause the Form S-3 to be cleared by the SEC and declared effective at the Closing or promptly thereafter.

4.14         Parent Conduct of Business.  During the period from the date hereof until the Closing, Parent shall, and shall cause each of its Subsidiaries to, as applicable (unless the Company shall otherwise approve in writing and except as required or provided in this Agreement or in the Parent SEC Reports or to the extent required by applicable Law) not take or agree to take any intentional action which would reasonably be expected to prevent or materially impair or delay the ability of Parent or MergerCo to consummate the Merger or any action which would result in the failure of the condition set forth in Section 5.3(a) to be satisfied.

4.15         Market Listing.  Parent shall use best efforts to cause the Parent Common Stock issuable in the Merger to be approved for quotation on the Nasdaq National Market prior to the Effective Time, subject to official notice of issuance.

4.16         Tax Liabilities.  Parent and the Surviving Corporation will make reasonable attempts to settle the Tax Liabilities as promptly as reasonably practicable following the Closing.  If the Tax Liabilities are settled or resolved in the aggregate in all material respects on or prior to the fifteen (15)-month anniversary of the Closing Date, Parent or the Surviving Corporation shall pay to the Paying Agent for distribution to the holders of Common Stock and Vested Company Options in the proportion that the Closing Stock Consideration was distributed at Closing 50% of (i) the excess of the Tax Liability Reserve relating to the Tax Liabilities that have been settled or resolved over (ii) the aggregate amount paid (including costs, fees, expenses and penalties) to settle or resolve the Tax Liabilities that have been settled and resolved.  At the end of each fiscal quarter following the Closing Date, Parent shall provide an update to the Representative regarding the settlement status of the Tax Liabilities.  Each holder of Common Stock and Vested Company Options shall have a one-time right (exercisable between November 15, 2006 and December 15, 2006) to sell, assign, convey, or transfer their right to receive any amounts to be paid by Parent or the Surviving Corporation, and distributed by the Paying Agent, pursuant to this Section 4.16, such one-time right to be exercised by delivery of written notice to Parent.

4.17         Parent Representative.  Promptly following execution and delivery of this Agreement, Parent shall appoint a representative (“Parent Representative”).  The Parent Representative shall be available to promptly discuss with the Company and its officers and employees any matter requiring the prior written consent of Parent pursuant to Section 4.10.  The Parent Representative shall have the authority to provide any such written consent on behalf of Parent.

4.18         Affiliates.  Within twenty (20) days after the date of this Agreement, the Company shall deliver to Parent a letter identifying all persons who are to the Knowledge of the Company “affiliates” of the Company for purposes of Rule 145 under the Securities Act.  The Company shall use reasonable efforts to cause each such person to deliver to the Parent at least five (5) business days prior to the Effective Time, a written agreement covering Rule 145 matters in customary form and reasonably acceptable to Parent and the Company from each such person.

ARTICLE V

CONDITIONS TO CLOSING

5.1           Conditions to the Obligations of the Company, Parent and MergerCo.  The obligations of the Company, Parent and MergerCo to effect the Merger shall be subject to the fulfillment or waiver by Parent, MergerCo and the Company, on or prior to the Closing Date, of each of the following conditions:

(a)           All regulatory approvals listed on Schedule 5.1(a) of the Disclosure Letter shall have been obtained and all actions by or in respect of or filings with any Governmental Entity identified in such Schedule 5.1(a) required to permit consummation of the Merger (other than the filing of the Certificate of Merger) have been made and, in each case, shall remain in full force and effect and all statutory waiting periods in respect thereof shall have been terminated or expired.

(b)           There shall not be in effect any temporary restraining order, preliminary or permanent injunction or other order issued by a court or other Governmental Entity of competent jurisdiction restraining or prohibiting or making illegal the consummation of the transactions contemplated by this Agreement.  There shall not be overtly threatened, instituted or pending any action, proceeding, application or counterclaim by any Governmental Entity before any court or governmental regulatory or administrative agency, authority or tribunal which challenges or seeks to challenge, restrain or prohibit the consummation of the transactions contemplated by this Agreement.

(c)           Each of the following documents shall have been delivered:

(i)          the Certificate of Merger duly executed by an authorized officer of the Company and MergerCo; and

(ii)         the Escrow Agreement, duly executed by an authorized officer of the Company, Parent and MergerCo.

(d)           The Form S-4 shall have become effective and no stop order suspending the effectiveness of the Form S-4 shall then be in effect, and no proceeding for that purpose shall then be threatened by the SEC or shall have been initiated by the SEC and not concluded or withdrawn and all state securities or “blue sky” permits or approvals required to consummate the Merger shall have been received.

5.2           Conditions to the Obligation of Parent and MergerCo.  The obligation of Parent and MergerCo to effect the Merger shall be subject to the satisfaction or waiver by Parent on or prior to the Closing Date of each of the following conditions:

(a)           The representations and warranties in Article II shall be true and correct in all respects, if qualified by materiality or Material Adverse Effect, and shall be true and correct in all material respects, if not qualified by materiality or Material Adverse Effect, when made and at and as of the Closing with the same effect as though made at and as of the Closing, except that (i) those representations and warranties that are made as of a specific date shall be true and correct in all respects, to the extent qualified by materiality or Material Adverse Effect, and in all material respects, to the extent not so qualified, only as of such date and (ii) with respect to the representations and warranties set forth in Sections 2.8, 2.14(c), 2.23 and the last sentence of Section 2.11(b) made at the Closing, such representations and warranties shall be true and correct at and as of the Closing except to the extent the failure to be true and correct would not have a Material Adverse Effect.  The Company shall have duly performed and complied in all material respects with all agreements contained herein required to be performed or complied with by it at or before the Closing.

(b)           Holders of no more than 5% of the Company’s capital stock shall have demanded and perfected appraisal or dissenters rights pursuant to Section 262 of the DGCL.

(c)           Concurrently with the Closing, all indebtedness under the Credit Agreement and the Subordinated Loan Agreements shall have been terminated and all obligations with respect thereto satisfied.  Parent shall have received reasonably satisfactory evidence of such satisfaction and release.

(d)           The agreement identified on Schedule 5.2(d) of the Disclosure Letter shall be terminated and of no further force and effect.

(e)           The Company shall have delivered to Parent a certificate, dated the Closing Date and signed by the Company’s President or a Vice President, as to the fulfillment of the conditions set forth in Section 5.2(a) and (c).

5.3           Conditions to the Obligation of the Company.  The obligation of the Company to effect the Merger shall be subject to the satisfaction or waiver by the Company on or prior to the Closing Date of each of the following conditions:

(a)           The representations and warranties of Parent and MergerCo contained in Article III shall be true and correct in all material respects when made and as of the Closing Date, with the same effect as though made at, and as of the Closing, except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall be true and correct in all material respects only as of such date.  Parent and MergerCo shall have duly performed and complied in all material respects with all other agreements contained herein required to be performed or complied with by it at or before the Closing.

(b)           Parent shall have provided to the Company or the Paying Agent, as the case may be, the Cash Merger Consideration and the Stock Merger Consideration as contemplated by Sections 1.3(c) and 1.3(d).

(c)           Parent shall have delivered to the Company a certificate, dated the Closing Date and signed by a senior executive officer of Parent, as to the fulfillment of the conditions set forth in Section 5.3(a).

ARTICLE VI

INDEMNIFICATION

6.1           Survival of Representations, Warranties and Covenants.  Each of the parties hereto hereby agrees that the representations, warranties, covenants and agreements made in this

Agreement or in any document or instrument delivered pursuant hereto shall survive the Closing Date and continue in effect until the fifteen (15)-month anniversary of the Closing Date.

6.2           Indemnification.  Parent, MergerCo and the Surviving Corporation (the “Parent Indemnified Parties”) shall be entitled to indemnification from the Escrow Account from and against all Losses incurred or suffered by the Parent Indemnified Parties arising out of, relating to, or resulting from (i) any inaccuracy or breach of any representation or warranty made by the Company in this Agreement or any Company Closing Document, provided that to the extent that any such representation and warranty is qualified by materiality or by whether there is or could result in a Material Adverse Effect, such qualification shall be ignored for purposes of indemnification under this Section 6.2, (ii) the breach of, or the failure to perform, any covenant or agreement of the Company made in this Agreement or any Company Closing Document, and (iii) any Tax Liability to the extent that such Tax Liability exceeds the Tax Liability Reserve.  Notwithstanding the foregoing, the Parent Indemnified Parties shall not have any rights to indemnity for any Losses pursuant to this Section 6.2 until the aggregate of all Losses eligible for indemnification pursuant to this Section 6.2 equals or exceeds $500,000 (the “Deductible”), at which time the Parent Indemnified Parties shall be entitled to indemnification for all Losses, subject to a maximum amount equal to the Escrow Shares.  The Deductible shall not apply to claims for indemnity brought pursuant to Section 6.2(iii).  Following the Closing Date, absent fraud or willful misconduct, the right to indemnification of the Parent Indemnified Parties pursuant to this Article VI from the Escrow Account shall be the sole and exclusive remedy of the Parent Indemnified Parties for any and all claims for (i) Losses with respect to the Company, this Agreement, the Merger and all representations, warranties, covenants and agreements contained herein and (ii) the Tax Liabilities, and the Parent Indemnified Parties unconditionally and irrevocably waive any other remedy which they, or any other Person entitled to indemnification hereunder, may have at law or in equity with respect thereto, and release the stockholders, directors, employees and officers of the Company and its affiliates, from and against any liabilities or claims of any nature whatsoever with respect to all such matters and with respect to all other matters relating to periods prior to the Closing Date, and the Parent Indemnified Parties shall not seek indemnification or contribution from any of the foregoing with respect thereto.  The amount of any indemnifiable Losses under this Article VI shall be calculated after giving effect to any tax benefit (through an actual reduction of Taxes or refund of Taxes paid) resulting from the applicable indemnification claim.

6.3           Third Party Claims.

(a)           In the event that any Parent Indemnified Party desires to make a claim against the Escrow Account or the Representative desires to make a claim against Parent, in each case in connection with any third party litigation, arbitration, action suit, proceeding, claim, investigation or demand at any time instituted against or made upon it for which it may seek indemnification hereunder (a “Third Party Claim”), the Indemnified Party shall promptly notify the Indemnification Control Person of such Third Party Claim and the Indemnified Party’s claim for indemnification with respect thereto after obtaining notice of such Third Party Claim; provided, that failure to promptly give such notice will not relieve the Indemnifying Party of its indemnification obligations under this Article VI, except (and then only to the extent that) the Indemnifying Party has actually been prejudiced thereby.

(b)           The Indemnification Control Person will have the right to assume the defense of the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party by written notice to the Indemnified Party within twenty (20) days after the Indemnification Control Person has received notice of the Third Party Claim; provided, however, that the Indemnified Party shall not be required to permit such an assumption of the defense of any Third Party Claim that, if not first paid, discharged or otherwise complied with, would result in a material interruption or disruption of the business of the Indemnified Party, or any material part thereof.

(c)           If the Indemnification Control Person assumes the defense of a Third Party Claim, the Indemnification Control Person shall take all steps necessary in the defense or settlement of such Third Party Claim, except where, and only to the extent that, the Indemnification Control Person has been prejudiced by the actions or omissions of the Indemnified Party. The Indemnification Control Person shall not, in the defense of such claim, consent to the entry of any judgment (other than a judgment of dismissal on the merits without costs) or enter into any settlement without the written consent of the Indemnified Party, which consent shall not be unreasonably withheld, delayed or conditioned, unless (i) there is no finding or admission of any violation of any applicable Law and (ii) the sole relief provided is monetary damages.

(d)           If the Indemnification Control Person assumes the defense of a Third Party Claim, the Indemnified Party shall be entitled to participate in the defense of the claim, but solely by observation and comment to the Indemnification Control Person, and any counsel selected by the Indemnified Party shall not appear on its behalf in any proceeding arising hereunder. The Indemnified Party shall bear the fees and expenses of any additional counsel retained by it to participate in its defense.

(e)           If the Indemnification Control Person does not assume the defense of a Third Party Claim or any litigation resulting therefrom after receipt of notice of such Third Party Claim from the Indemnified Party under (a) or (b) above, the Indemnified Party may defend against such claim in such manner as it reasonably deems appropriate. The Indemnified Party may not settle such claim without the written consent of the Indemnification Control Person, which consent shall not be unreasonably withheld, delayed, or conditioned.

(f)            The Parent Indemnified Parties shall cooperate in good faith with the Indemnification Control Person and its representatives (including, without limitation, its counsel) in the investigation, negotiation, settlement, trial and/or defense of any Third Party Claim (and any appeal arising therefrom). The parties shall cooperate with each other in any notifications to and information requests of any insurers. No individual representative of any Indemnifying Party, or any Indemnifying Party’s Affiliates, shall be personally liable for any Loss or Losses under this Agreement, except as specifically agreed to by said individual representative.

6.4           Escrow Account.  On the fifteen (15)-month anniversary of the Closing Date, all shares of Parent Common Stock remaining in the Escrow Account shall be paid to the Paying Agent for distribution to the holders of Common Stock and Vested Company Options in the proportion that the Closing Stock Consideration was distributed at Closing, provided, however, that if on the fifteen (15)-month anniversary of the Closing Date, there is outstanding any unresolved claim or claims under one or more claim notices with respect to the indemnification provided in Section 6.2, then all shares of Parent Common Stock remaining in the Escrow Account shall be paid to the Paying Agent as described above, except that there will be maintained in the Escrow Account, that amount which the Representative and Parent reasonably estimate is sufficient to cover such claim notices (the value of the Parent Common Stock for purposes of maintaining such amount in the Escrow Account shall be deemed to be Parent Common Stock Closing Price).  In the event of a disagreement between the parties regarding the amount of funds to be maintained in the Escrow Account, Parent and the Representative will each in good faith attempt to resolve the disagreement.  If the Representative and Parent are unable to resolve their disagreement, each agrees that such dispute shall be submitted to arbitration before the American Arbitration Association under such association’s rules.  The ruling of such arbitration shall be final and binding upon the parties hereto.  Any shares of Parent Common Stock remaining in the Escrow Account after the resolution of all outstanding claims will be paid to the Paying Agent for distribution to the holders of Common Stock and Vested Company Options in the proportion that the Closing Stock Consideration was distributed at Closing.

ARTICLE VII

TERMINATION

7.1           Termination.  This Agreement may be terminated at any time prior to the Closing Date:

(a)           By the written agreement of Parent and the Company;

(b)           By either the Company, on the one hand, or Parent (on behalf of itself and MergerCo), on the other hand, by written notice to the other party after 5:00 p.m. New York City time on June 30, 2006, if the Merger shall not have been effected pursuant hereto, unless such date is extended by the mutual written consent of the Company and Parent, provided that such termination right shall not be available to the party whose failure to fulfill or cause to be fulfilled any obligation under this Agreement has been the primary cause of, or resulted in, the failure of the Merger to occur prior to such date; or

(c)           By either Parent (on behalf of itself and MergerCo), on the one hand, or the Company, on the other hand, by written notice to the other party (which, in the case of the Parent, shall include MergerCo) if:

(i)            the other party has (and the terminating party shall not have) failed to perform and comply with, in all material respects, all agreements, covenants and conditions hereby required to have been performed or complied with by such party prior to the time of such termination, and such failure shall not have been cured within 30 days following written notice of such failure (unless within ten (10) days after such written notice, the other party provides reasonable assurance to the terminating party that such breach or non-compliance will be cured in all material respects on or before the Effective Time); or

(ii)           any event shall occur after the date hereof that shall have made it impossible to satisfy a condition precedent to the terminating party’s obligations to perform its obligations hereunder, unless the occurrence of such event shall be due to the failure of the terminating party to perform or comply with any of the agreements, covenants or conditions hereof to be performed or complied with by such party prior to the Closing.

7.2           Effect of Termination.  In the event of the termination of this Agreement pursuant to the provisions of Section 7.1, this Agreement shall become void and have no effect, without any liability to any Person in respect hereof or of the transactions contemplated hereby on the part of any party hereto, or any of its directors, officers, representatives, stockholders or Affiliates, except as provided in Sections 4.5 regarding publicity and Section 9.1 regarding expenses, the Confidentiality Agreement and this Section 7.2.  Nothing in this Section 7.2 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement.  If the transactions contemplated by this Agreement are terminated as provided herein:

(i)            each of the parties hereto shall return all documents and other materials received by such party, its Affiliates or their agents (including all copies of or materials developed from any such documents or other materials) relating to the transactions contemplated hereby, whether obtained before or after the execution hereof; and

(ii)           all confidential information received by Parent or the Company and its Affiliates shall be treated in accordance with the Confidentiality Agreement which shall remain in full force and effect notwithstanding the termination of this Agreement.

ARTICLE VIII

DEFINITIONS AND INTERPRETATION

8.1           Definition of Certain Terms; Interpretation.  The terms defined in this Article VIII, whenever used in this Agreement (including in the Schedules of the Disclosure Letter), shall have the respective meanings indicated below for all purposes of this Agreement (each such meaning to be equally applicable to the singular and the plural forms of the respective terms so defined).  All references herein to a Section, Article, Exhibit or Schedule are to a Section, Article, Exhibit or Schedule of or to this Agreement, unless otherwise indicated and the words “hereof” and “hereunder” will be deemed to refer to this Agreement as a whole and not to any particular provision.  The words “includes” and “including” will be deemed to be followed by the words “without limitation” whenever used.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  The parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

Accounts Receivable:  the meaning set forth in Section 2.17.

Affiliate:  with respect to any Person, a Person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with such Person.  “Control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract or credit arrangement, as trustee or executor, or otherwise.

Agreement:  this Agreement and Plan of Merger, including the Disclosure Letter, Exhibits and Schedules hereto.

Annual Financial Statements:  the meaning set forth in Section 2.4.

Approved Debt:  any Debt created, assumed or incurred by the Company or its Subsidiaries with the express written consent of Parent, which consent shall not be unreasonably withheld or delayed.

Business Day: each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to close.

Cash Merger Consideration:  the meaning set forth in Section 1.2.

Cash Ratio:  the quotient of (x) Closing Cash Consideration and (y) the sum of the Closing Cash Consideration and the value (based on the Parent Common Stock Closing Price) of the Closing Stock Consideration and the Escrow Shares.

Certificate:  a certificate representing shares of Common Stock.

Certificate of Merger:  the meaning set forth in Section 1.3(b).

Closing:  the meaning set forth in Section 1.3(a).

Closing Cash Consideration:  an amount equal to the Cash Merger Consideration less (a) payments applied pursuant to Section 1.3(c)(i) and (c)(ii), (b) the Tax Liability Reserve and (c) any Excess Debt (to the extent that Excess Debt is not repaid with cash or cash equivalents of the Company or its Subsidiaries).

Closing Date:  the meaning set forth in Section 1.3(a).

Closing Stock Consideration: an amount equal to the Stock Merger Consideration less the Escrow Shares.

Code:  the Internal Revenue Code of 1986, as amended.

Comdisco Subordinated Loan Agreement:  Amended and Restated Subordinated Loan Agreement by and among New Edge Network, Inc., the Company and Comdisco, Inc. dated June 5, 2002.

Common Stock:  the meaning set forth in Section 2.2(a).

Company:  the meaning set forth in the preamble.

Company Benefit Plan:  the meaning set forth in Section 2.10(a).

Company Closing Documents:  the meaning set forth in Section 2.1(b).

Company Employment Agreements:  the meaning set forth in Section 2.18(a).

Company Options:  all outstanding options to purchase Common Stock under the Stock Plans.

Computer Program:  the meaning set forth in Section 2.13(d).

Company Transaction Expenses:  all fees, costs and expenses of the Company and its Subsidiaries incurred in connection with the negotiation, execution and delivery of this Agreement and consummation of the transactions contemplated hereby, including financial advisor, legal and accounting fees.

Company Warrants: all warrants covering the purchase of Common Stock.

Confidentiality Agreement:  the meaning set forth in Section 4.3(a).

Consent:  any consent, approval, authorization, ratification, order, filing, registration or qualification of or with any Person.

Contract:  any written agreement, contract, commitment, instrument, undertaking, arrangement.

Credit Agreement:  the Amended and Restated Credit Agreement, dated as of June 5, 2002, as amended, restated or supplemented from time to time, by and among Wachovia Bank, National Association, as Administrative Agent, New Edge Network, Inc., the Company, the domestic Subsidiaries of the Company, and the other credit parties signatory thereto.

D&O Indemnified Parties:  the meaning set forth in Section 4.8(a).

Debt:  (a) obligations created, issued or incurred for borrowed money (whether by loan, the issuance and sale of debt securities or the sale of property to another Person subject to an understanding or agreement, contingent or otherwise, to repurchase such property from such Person), (b) indebtedness of others secured by a Lien on the property of the Company or any of its Subsidiaries, whether or not the respective indebtedness so secured has been assumed by the Company or any of its Subsidiaries, (c) obligations (contingent or otherwise) in respect of letters of credit or similar instruments issued or accepted by banks and other financial institutions, (d) obligations under repurchase agreements, sale/buy-back agreements or like arrangements, and (e) indebtedness of others guaranteed by the Company or any of its Subsidiaries.

Deductible: the meaning set forth in Section 6.2.

Delaware Secretary of State:  the meaning set forth in Section 1.3(b).

DGCL:  the meaning set forth in Section 1.1.

DOJ:  the meaning set forth in Section 4.2(b).

Disclosure Letter:  the disclosure letter delivered to Parent and MergerCo on the date hereof.

Dissenting Shares: the meaning set forth in Section 1.9(a).

Dissenting Stockholder: the meaning set forth in Section 1.9(a).

Effective Time:  the meaning set forth in Section 1.3(b).

Employee:  the meaning set forth in Section 4.6.

Employment and Withholding Taxes:  any federal, state, provincial, local, foreign or other employment, unemployment insurance, social security, disability, workers’ compensation, payroll, health care or other similar tax, duty or other governmental charge or assessment or deficiencies thereof and all Taxes required to be withheld by or on behalf of each of the Company and each of its Subsidiaries in connection with amounts paid or owing to any employee, independent contractor, creditor or other party, in each case, on or in respect of the business or assets thereof.

Environmental Law:  any federal, state, or local law, statute, rule, regulation or order relating to (i) the manufacture, process, transport, distribution, use, treatment, storage, disposal, emission, discharge, handling, release or threatened release of Hazardous Substances, or (ii) the protection of human health or the environment (including, without limitation, natural resources, ambient air, and surface or subsurface land or waters).

ERISA:  the Employee Retirement Income Security Act of 1974, as amended.

ERISA Affiliate:  any trade or business (whether or not incorporated) which, together with the Company or its Subsidiaries (or their successors), is or would have been at any date of determination treated as a single employer under Section 414 of the Code.

Escrow Account:  the account established by the Escrow Agent pursuant to the Escrow Agreement for deposit of the Escrow Shares.

Escrow Agent:  the bank or other financial institution reasonably satisfactory to Parent and the Company designated as the escrow agent under the Escrow Agreement.

Escrow Agreement: an escrow agreement in form and substance reasonably satisfactory to Parent, the Escrow Agent and the Company which shall be prepared, negotiated and finalized as promptly as practicable and prior to the Closing Date.

Escrow Ratio:  the quotient of (x) the value (based on the Parent Common Stock Closing Price) of the Escrow Shares and (y) the sum of the Closing Cash Consideration and the value (based on the Parent Common Stock Closing Price) of the Closing Stock Consideration and the Escrow Shares.

Escrow Shares:  869,565 shares of Parent Common Stock (the number of shares of Parent Common Stock with a value equal to $10,000,000 based on the Parent Common Stock Closing Price).

Excess Debt:  any Debt of the Company or any of its Subsidiaries in excess of Debt outstanding on the date hereof under the Credit Agreement and the Subordinated Loan Agreements.

Exchange Act:  Securities Exchange Act of 1934, as amended.

Exercise Price:  the amount required to be paid by the holder of any Company Option to exercise such option.

Financial Statements:  the meaning set forth in Section 2.4.

Form S-4:  the meaning set forth in Section 4.13.

FTC:  the meaning set forth in Section 4.2(b).

Fully-Diluted Number:  the number of shares of Common Stock outstanding at the Closing, plus the number of Vested Company Options.

GAAP:  the meaning set forth in Section 2.4.

Governmental Entity:  any governmental or regulatory authority, agency, court, commission or other entity, domestic or foreign.

Hazardous Substance:  any material or substance that is: (i) listed, classified or regulated as “hazardous” pursuant to any applicable Environmental Law, or (ii) any toxic material, contaminant, waste, chemical, pollutant, petroleum product or by-product, asbestos or polychlorinated biphenyls.

HSR Act:  the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

Indemnification Control Person:  (i) in the event of a claim by the Representative, Parent, and (ii) in the event of a claim by a Parent Indemnified Party, the Representative.

Indemnified Party:  any Person entitled to seek indemnification pursuant to Article VI.

Indemnifying Party:  any Person obligated to provide indemnification pursuant to Article VI.

Intellectual Property:  the meaning set forth in Section 2.13(a).

Investor Subordinated Loan Agreement:  Subordinated Loan Agreement dated as of November 10, 2005 by and among the Company, New Edge Network, Inc. and certain lenders to the Subsidiary, including the Subordinated Promissory Notes issued thereunder and all other exhibits and schedules thereto.

IRS:  the Internal Revenue Service.

Knowledge of the Company:  (i) Any of Daniel G. Moffat, Lewis Barr, Jonathan W. Mapes, John Hesse, Catherine Grace, Penny H. Bewick and James L. Wilson is actually aware of a particular fact or other matter, or could be reasonably expected to discover or otherwise become aware of such fact or other matter after reasonable inquiry or (ii) any of Jeffery S. Waddell, Greg Griffiths, Stacey Waddell, or Brian Yaw is actually aware of a particular fact or other matter.

Law:  the meaning set forth in Section 2.9(a).

Leased Real Property:  the meaning set forth in Section 2.12(a).

Leases:  the meaning set forth in Section 2.12(c).

Letter of Transmittal: the meaning set forth in Section 1.10(a).

Licenses:  the meaning set forth in Section 2.13(b).

Lien:  any mortgage, pledge, deed of trust, hypothecation, claim, security interest, right of first refusal, community property interest, condition, title defect, encumbrance, burden, charge or other similar restriction, including restriction on use, lease, sublease, claim, title retention agreement, option, easement, covenant, encroachment or other adverse claim.

Losses:  each and all of the following items:  all claims, liabilities, obligations, losses, damages, judgments or causes of action, fines, penalties, costs, expenses (including, without limitation, reasonable attorneys’ consultants’ and other professional fees and disbursements of every kind, nature and description, and with respect to environmental-related Loss, includes expenses of investigation, remediation and monitoring).

Material Adverse Effect:  any event, change or effect with respect to a Person (i) that is, or could reasonably be expected to be, materially adverse to the condition (financial or otherwise), properties, assets, liabilities, business or operations of such

Person and its Subsidiaries, taken as a whole, or (ii) that prevents or materially delays the performance by such Person or its Subsidiaries of its obligations under the Agreement or the consummation of the Merger, other than (in the case of both clauses (i) and (ii)) any change or effect that results or arises from or relates to (i) changes or events in (x) economic, regulatory or political conditions (including acts of war, declared or undeclared, armed hostilities and terrorism), financial, securities or other market conditions, (y) the industry in which such Person operates, or (z) laws, regulations or accounting standards, principles or interpretations (provided that any such change or event does not adversely affect in a materially disproportionate manner such Person and its Subsidiaries as compared to similarly situated businesses) or (ii) the announcement of this Agreement or the performance of obligations hereunder.

Material Contract:  the meaning set forth in Section 2.13(a).

Maximum Premium:  the meaning set forth in Section 4.8(a).

Merger:  the meaning set forth in paragraph A of the preamble.

MergerCo:  the meaning set forth in the preamble.

MergerCo Common Stock:  the common stock, par value $0.01 per share, of MergerCo.

Open Source Software: the meaning set forth in Section 2.13(c).

Option Shares:  for each holder of Vested Company Options, the number of shares equal to (i) (a) the Per Share Value for such holder’s Company Options multiplied by the number of shares of Common Stock covered by such Company Option immediately prior to the Effective Time less (b) the Exercise Price multiplied by the number of shares of Common Stock covered by such Company Option immediately prior to the Effective Time divided by (ii) the Per Share Value (rounded to the nearest one-hundred thousandth (0.00001)(with amounts of 0.000005 and above rounded up)).

Organizational Documents:  with respect to any corporation, its articles or certificate of incorporation and by-laws, as amended to date.

Owned Intellectual Property:  the meaning set forth in Section 2.13(a).

Parent:  the meaning set forth in the preamble.

Parent Common Stock:  the meaning set forth in Section 3.3.

Parent Common Stock Closing Price:  $11.50 (the average closing sale price of Parent Common Stock as reported on the Nasdaq National Market for the ten trading days ending two days prior to the date hereof).

Parent Closing Documents:  the meaning set forth in Section 3.2.

Parent Indemnified Parties:  the meaning set forth in Section 6.2.

Parent Representative:  the meaning set forth in Section 4.18.

Parent SEC Reports:  the meaning set forth in Section 3.10.

Paying Agent:  the bank or other financial institution designated by Parent and the Company prior to the Closing Date.

Per Share Cash Consideration:  an amount equal to the product, rounded to the nearest $0.01, of the Per Share Value and the Cash Ratio.

Per Share Escrow Consideration:  an amount equal to the number of shares of Parent Common Stock (rounded to the nearest one-hundred thousandth (0.00001)(with amounts of 0.000005 and above rounded up)) with a value (based on the Parent Common Stock Closing Price) equal to the product of the Per Share Value and the Escrow Ratio.

Per Share Merger Consideration:  the Per Share Cash Consideration, the Per Share Stock Consideration and the Per Share Escrow Consideration.

Per Share Stock Consideration:  an amount equal to the number of shares of Parent Common Stock (rounded to the nearest one-hundred thousandth (0.00001)(with amounts of 0.000005 and above rounded up)) with a value (based on the Parent Common Stock Closing Price) equal to the product of the Per Share Value and the Stock Ratio.

Per Share Value:  an amount equal to the quotient of (i) the sum of the Closing Cash Consideration, the aggregate Exercise Price of the Vested Company Options and the value (based on the Parent Common Stock Closing Price) of the Closing Stock Consideration and the Escrow Shares and (ii) the Fully-Diluted Number.

Permits:  the meaning set forth in Section 2.9(b).

Permitted Liens:  (i) Liens disclosed in the Financial Statements, including the notes thereto, with respect to which no default (or event that, with notice or lapse of time or both, would constitute a default) exists; (ii) Liens for taxes, assessments and similar charges that are not yet due or that are being contested in good faith; (iii) mechanic’s, materialmen’s, carrier’s, repairer’s and other similar Liens arising or incurred in the ordinary course of business or that are not yet due and are reflected in the Financial Statements; (iv) easements, rights of way, title imperfections and restrictions, zoning ordinances and other similar encumbrances affecting the real property that would not reasonably be expected to have a Material Adverse Effect; (v) statutory liens in favor of lessors arising in connection with any property leased to the Company or its Subsidiaries, provided that the Company or its respective Subsidiary is in good standing and is current on all payments under such leases; and (vi) Liens incurred in the ordinary course of business since December 31, 2004.

Person:  any natural person, firm, partnership, limited partnership, association, joint venture, corporation, company, limited liability company, trust, business trust, Governmental Entity or other entity.

Plan:  each “employee benefit plan”, as such term is defined in section 3(3) of ERISA (whether or not subject to ERISA and any trust or other funding agency created thereunder), and each vacation, disability, hospitalization, medical, life insurance, split dollar, welfare, bonus, incentive or deferred compensation, severance, termination, retention, change of control, stock option, stock appreciation, stock purchase, phantom stock or other equity-based, performance or other employee, service provider or retiree benefit or compensation plan, program, arrangement, policy or understanding.

Related Person:  the meaning set forth in Section 4.13.

Representative:  the meaning set forth in Section 1.13.

Representative Parties:  the meaning set forth in Section 1.13(d).

Requisite Consent of Stockholders:  the written consent of holders of shares of Common Stock representing a majority of the voting power of the outstanding shares of Common Stock.

Rights Agreement:  the Seventh Amended and Restated Rights Agreement dated as of January 7, 2005, by and among the Company, the executives signatory thereto and the investors signatory thereto.

Sarbanes-Oxley Act:  the meaning set forth in Section 3.10.

SEC:  the Securities and Exchange Commission.

Securities Act:  Securities Act of 1933, as amended.

September Financial Statements:  the meaning set forth in Section 2.4.

Stock Merger Consideration:  the meaning set forth in Section 1.2.

Stock Plans:  the Company 1999 Stock Option Plan, as amended, and the Company 2001 Stock Option Plan, as amended.

Stock Ratio:  the quotient of (x) value (based on the Parent Common Stock Closing Price) of the Closing Stock Consideration and (y) the sum of the Closing Cash Consideration and the value (based on the Parent Common Stock Closing Price) of the Closing Stock Consideration and the Escrow Shares.

Subordinated Loan Agreements:  the Comdisco Subordinated Loan Agreement and the Investor Subordinated Loan Agreement.

Subsidiary:  with respect to any Person (for the purposes of this definition, the “parent”), any other Person (other than a natural person), whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by the parent or by one or more of its respective Subsidiaries or by the parent and any one or more of its respective Subsidiaries.

Surviving Corporation:  the meaning set forth in Section 1.1.

Surviving Corporation Common Stock:  the meaning set forth in Section 1.4(c).

Tax Liabilities:  those sales, use and property Tax liabilities described on Schedule 8.1 of the Disclosure Letter.

Tax Liability Reserve:  $9,200,000.

Tax Return:  all returns and reports required to be supplied to a taxing authority relating to Taxes.

Taxes:  all U.S. or non-U.S. federal, national, state or local taxes, assessments, levies or other governmental charges in the nature of taxes, including all income, franchise, withholding, unemployment insurance, social security, sales, use, universal service fund, excise, real and personal property, stamp, transfer, VAT and workers’ compensation taxes, together with all interest, penalties and additions payable with respect thereto.

Third Party Claim:  the meaning set forth in Section 6.3(a).

Vested Company Option:  a Company Option that is vested as of the Closing Date and with a per share Exercise Price of $0.46 or $0.2795.

8.2           Disclosure Letter.

(a)           The parties acknowledge and agree that any exception to a representation and warranty contained in this Agreement that is disclosed in any of the Schedules in the Disclosure Letter under the caption referencing such representation and warranty shall be deemed to also be an exception to each other representation and warranty contained in this Agreement to the extent that it is reasonably apparent that such exception is applicable to such other representation and warranty, regardless of whether a specific cross-reference is made in the Disclosure Letter.

(b)           From the date hereof through the Closing Date, the Company as promptly as reasonably practicable shall modify, amend and/or supplement the Disclosure Letter with respect to facts or events arising following the date of this Agreement by delivering any such modifications, amendments and/or supplements to Parent and MergerCo in writing.  No modification, amendment and/or supplement to the Disclosure Letter following the date of this Agreement shall be taken into account in determining (i) whether or not a representation or warranty has been breached for purposes of any claims for indemnification pursuant to Article

VI or (ii) whether or not a condition to Closing set forth in Article V has been satisfied, and for purposes of the foregoing clauses (i) and (ii), only the Disclosure Letter delivered on the date hereof shall modify the Company’s representations and warranties.  Notwithstanding anything to the contrary in this Section 8.2(b), a breach of this Agreement or any representation or warranty herein shall not result from the Company’s modification, amendment and/or supplement to the Disclosure Letter to reflect changes through the Closing Date to the extent that such changes are not in violation of Section 4.10.

ARTICLE IX

GENERAL PROVISIONS

9.1           Expenses.  Except as otherwise specifically provided in this Agreement, the Company, on the one hand, and Parent and MergerCo, on the other hand, shall bear their respective expenses, costs and fees (including attorneys’, auditors’, broker’s and similar fees, if any) in connection with the transactions contemplated hereby, including the preparation, execution and delivery of this Agreement and compliance herewith, whether or not the Merger is effected. All filing fees in connection with (i) the filings required by the HSR Act, and (ii) any other authorizations, consents, approvals, filings or notifications of Governmental Entities required to effect the Merger shall be borne by Parent.

9.2           Further Actions.  Subject to the terms and conditions of this Agreement, each party shall execute and deliver such certificates and other documents and take such actions as may reasonably be requested by the other party in order to effect the transactions contemplated by this Agreement.

9.3           Certain Limitations.  It is the explicit intent and understanding of each of the parties that no party nor any of its Affiliates, representatives or agents is making any representation or warranty whatsoever, oral or written, express or implied, other than those set forth in Articles II and III and no party is relying on any statement, representation or warranty, oral or written, express or implied, made by another party or such other party’s Affiliates, representatives or agents, except for the representations and warranties set forth in such Articles.  The parties agree that this is an arm’s-length transaction in which the parties’ undertakings and obligations are limited to the performance of their undertakings and obligations under this Agreement.

9.4           Notices.  All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if (i) delivered personally, (ii) mailed, certified or registered mail with postage prepaid, (iii) sent by next-day or overnight mail or delivery or (iv) sent by fax or telegram, as follows:

(a)           if to the Company,

New Edge Holding Company
3000 Columbia House Blvd
Suite 106
Vancouver, WA 98661
Fax:  (360) 697-9997
Telephone:  (360) 693-9306
Attention:  Dan Moffat, CEO

with a copy to:

New Edge Holding Company
3000 Columbia House Blvd
Suite 106
Vancouver, WA 98661
Fax:  (360) 697-9997
Telephone:  (360) 693-9806
Attention:  John Hesse, CFO

and

Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
Fax:  (212) 859-4000
Telephone:  (212) 859-8000
Attention:  David N. Shine, Esq.

(b)           if to Parent or MergerCo,

EarthLink, Inc.

1375 Peachtree Street

Atlanta, Georgia 30309

Fax:  (404) 892-7543
Telephone: (404) 748-6914
Attention:  Chief Financial Officer

with a copy to:

EarthLink, Inc.

1375 Peachtree Street

Atlanta, Georgia 30309

Fax:  (404) 892-7616
Telephone: (404) 815-0770
Attention:  General Counsel

with a copy to:

Hunton & Williams LLP

600 Peachtree Street, N.E.

Suite 4100

Atlanta, Georgia 30308

Fax:  (404) 888-4000
Telephone: (404) 888-4246
Attention: David M. Carter, Esq.

or, in each case, at such other address as may be specified in writing to the other parties hereto.

All such notices, requests, demands, waivers and other communications shall be deemed to have been received (i) if by personal delivery, on the day after such delivery, (ii) if by certified or registered mail, on the seventh Business Day after the mailing thereof, (iii) if by next-day or overnight mail or delivery, on the day delivered or (iv) if by fax or telegram, on the next day following the day on which such fax or telegram was sent, provided that a copy is also sent by certified or registered mail or by next-day or overnight mail or delivery.

9.5           Limited Disclosure.  Notwithstanding anything to the contrary contained in this Agreement or in any other express or implied understanding or agreement with any Person, each of Parent, MergerCo, the Company, the Surviving Corporation and the holders (or former holders) of Common Stock and their representatives may disclose the tax treatment and tax structure of the transactions contemplated by this Agreement, provided that no Person shall be permitted by virtue of this paragraph to disclose the name of, or any other identifying information with respect to, any party to this Agreement.

9.6           Binding Effect.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns.

9.7           Assignment; Successors; No Third-Party Rights.  This Agreement shall not be assignable by any party hereto without the prior written consent of all of the other parties and any attempt to assign this Agreement without such consent shall be void and of no effect.  Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the parties.  Nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement and the Representative any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement.  Except for the rights and obligations of indemnification and insurance set forth in Section 4.6, this Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Agreement and the Representative and their successors and assigns.

9.8           Legal Representation.  In any dispute or proceeding arising after the Effective Time under or in connection with this Agreement, the Confidentiality Agreement and any other ancillary agreement, The Goldman Sachs Group, Inc. and all investment funds managed directly or indirectly by it or its Affiliates shall have the right, at its election, to retain the firm of Fried, Frank, Harris, Shriver & Jacobson LLP to represent it in such matter and MergerCo and the Surviving Corporation (on behalf of themselves, their respective affiliates, directors, officers, employees and representatives and their respective successors and assigns) hereby irrevocably waive and consent to any such representation in any such matter.

9.9           Amendment; Waivers, etc.  No amendment, modification or discharge of this Agreement, and no waiver hereunder, shall be valid or binding unless set forth in writing and duly executed by the party against whom enforcement of the amendment, modification, discharge or waiver is sought.  Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time.  The waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement or a failure to or delay in exercising any right or privilege hereunder, shall not be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder and such waiver shall apply only in the specific instance for which it is given.  The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at law or in equity. Neither the failure nor any delay by any party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege.

9.10         Entire Agreement.  This Agreement and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

9.11         Severability.  If any provision, including any phrase, sentence, clause, section or subsection, of this Agreement is invalid, inoperative or unenforceable for any reason, such circumstances shall not have the effect of rendering such provisions in question invalid, inoperative or unenforceable in any other case or circumstance, or of rendering any other provision herein contained invalid, inoperative, or unenforceable to any extent whatsoever.  Any provision of this Agreement held invalid, inoperative, or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid, inoperative, or unenforceable.

9.12         Headings.  The headings contained in this Agreement are for purposes of convenience only and shall not affect the meaning or interpretation of this Agreement.

9.13         Counterparts.  This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument.

9.14         Governing Law.  This Agreement will be governed by the laws of the State of Delaware, without regard to conflicts of laws principles.

9.15         Specific Performance.  Each of the parties hereto acknowledges and agrees that, in the event of any breach of this Agreement, the non-breaching party would be irreparably and immediately harmed and could not be made whole by monetary damages.  It is accordingly agreed that the parties hereto (a) shall be entitled, in addition to any other remedy to which they may be entitled at law or in equity, to seek an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the parties and the matter

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

EARTHLINK, INC.

By	/s/ Charles G. Betty
Name: Charles G. Betty
Title: President and CEO

NEW EDGE MERGER CORPORATION

By	/s/ Charles G. Betty
Name: Charles G. Betty
Title: President and CEO

NEW EDGE HOLDING COMPANY

By	/s/ Dan Moffat
Name: Dan Moffat
Title: CEO and President

APPENDIX B

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

§ 262.  Appraisal rights

(a)           Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section.  As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)           Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1)           Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2)           Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.             Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.             Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c.             Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d.             Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3)           In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c)           Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation.  If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)           Appraisal rights shall be perfected as follows:

(1)           If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section.  Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares.  Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares.  A proxy or vote against the merger or consolidation shall not constitute such a demand.  A stockholder electing to take such action must do so by a separate written demand as herein provided.  Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)           If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section.  Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation.  Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares.  Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares.  If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection.  An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.  For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date.  If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)           Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders.  Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation.  Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares.  Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f)            Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation.  If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list.  The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated.  Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable.  The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)           At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights.  The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)           After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value.  In determining such fair value, the Court shall take into account all relevant factors.  In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding.  Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal.  Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)            The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto.  Interest may be simple or compound, as the Court may direct.  Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock.  The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)            The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances.  Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)           From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease.  Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l)            The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.                      Indemnification of Directors and Officers.

Under Section 145 of the DGCL, a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation’s request, in such capacities with another enterprise, against expenses (including attorneys’ fees), as well as judgments, fines and settlements in nonderivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity.  The DGCL provides, however, that such person must have acted in good faith and in a manner such person reasonably believed to be in (or not opposed to) the best interests of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful.  In addition, the DGCL does not permit indemnification in any action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication.  Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended.

The second restated certificate of incorporation of EarthLink contains provisions that provide that no director of EarthLink shall be personally liable to EarthLink or its stockholders for monetary damages for breach of fiduciary duty as a director except for (a) any breach of the director’s duty of loyalty to EarthLink or its stockholders; (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (c) liability under Section 174 of the DGCL; or (d) any transaction from which the director derived an improper personal benefit.  EarthLink’s second restated certificate of incorporation contains provisions that further provide for the indemnification of directors and officers to the fullest extent applicable law permits.  Under the amended and restated bylaws of EarthLink, EarthLink is required to advance expenses an officer or director incurs in defending any such action if the director or officer undertakes to repay such amount if it is determined that the director or officer is not entitled to indemnification.

EarthLink has in effect directors’ and officers’ liability insurance that may cover liabilities under the Securities Act.

Item 21.                      Exhibits and Financial Statement Schedules.

The exhibits listed below in the “Exhibit Index” are part of this registration statement and are numbered in accordance with Item 601 of Regulation S-K.

Item 22.                      Undertakings.

(a)           The undersigned registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)           That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)           That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)           That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)           The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of any employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)           The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(d)           The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)           Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions discussed in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(f)            The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means.  This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(g)           The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Atlanta, State of Georgia, on March 15, 2006.

EARTHLINK, INC.

By:	/s/ Charles G. Betty
Charles G. Betty
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Charles G. Betty	Chief Executive Officer and Director	March 15, 2006
Charles G. Betty	(principal executive officer)

/s/ Kevin M. Dotts	Chief Financial Officer	March 15, 2006
Kevin M. Dotts	(principal financial and accounting officer)

/s/ Sky D. Dayton *	Director	March 15, 2006
Sky D. Dayton

/s/ Marce Fuller *	Director	March 15, 2006
Marce Fuller

/s/ William H. Harris, Jr. *	Director	March 15, 2006
William H. Harris, Jr.

/s/ Terrell B. Jones *	Director	March 15, 2006
Terrell B. Jones

/s/ Robert M. Kavner *	Director	March 15, 2006
Robert M. Kavner

/s/ Linwood A. Lacy, Jr. *	Director	March 15, 2006
Linwood A. Lacy, Jr.

/s/ Thomas E. Wheeler *	Director	March 15, 2006
Thomas E. Wheeler

* /s/ Kevin M. Dotts
Attorney-in-fact

EXHIBIT INDEX

2.1

Agreement and Plan of Merger by and among EarthLink, Inc., New Edge Merger Corporation and New Edge Holding Company dated as of December 12, 2005 (included as Appendix A to this information statement/prospectus and incorporated herein by reference). (Pursuant to Item 601(b)(2) of Regulation S-K promulgated by the SEC, the annex, exhibits and schedules to the Agreement and Plan of Merger have been omitted. Such annex, exhibits and schedules are described in the Agreement and Plan of Merger. EarthLink hereby agrees to furnish to the SEC, upon its request, any or all of such omitted annex, exhibits or schedules.)

3.1

Second Restated Certificate of Incorporation of EarthLink, Inc. (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the Registration Statement on Form S-3 of EarthLink, Inc. — File No. 333-109691).

3.2

Amended and Restated Bylaws of EarthLink, Inc. (incorporated by reference to Exhibit 3.2 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2004 of EarthLink, Inc. — File No. 001-15605).

4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.3 of the Registration Statement on Form S-8 of EarthLink, Inc. — File No. 333-30024).

5.1*	Opinion of Hunton & Williams LLP as to the validity of the securities being registered.

21.1	Subsidiaries of EarthLink, Inc. (incorporated by reference to EarthLink’s Annual Report on Form 10-K for the year ended December 31, 2004).

23.1

Consent of Ernst & Young LLP, an independent registered public accounting firm, regarding the audited financial statements and management’s report on the effectiveness of internal control over financial reporting of EarthLink, Inc.

23.2	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm, regarding the audited financial statements of New Edge Holding Company.

23.3*	Consent of Hunton & Williams LLP (included in Exhibit 5.1).

24.1*	Powers of Attorney.

99.1*	Letter of Transmittal.

99.2	Notice to New Edge Stockholders.

* Previously filed.